Exhibit 10.1

CREDIT AGREEMENT

Dated as of January 26, 2007

As Amended and Restated on March 26, 2010

Among

THE FINANCIAL INSTITUTIONS PARTY HERETO,

as the Lenders,

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent and Collateral Agent,

and

ARAMARK CORPORATION

(as successor to RMK ACQUISITION CORPORATION),

ARAMARK CANADA LTD.,

ARAMARK INVESTMENTS LIMITED,

ARAMARK IRELAND HOLDINGS LIMITED,

ARAMARK HOLDINGS GMBH & CO. KG

and

ARAMARK GMBH,

as Borrowers,

and

THE GUARANTORS FROM TIME TO TIME PARTY HERETO

and

J.P. MORGAN SECURITIES INC.

and

GOLDMAN SACHS CREDIT PARTNERS L.P.,

as Joint Lead Arrangers and Joint Bookrunners

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-ii-

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		Page
SECTION 10.06	Reinstatement; Stay of Acceleration	176
SECTION 10.07	Information	176
SECTION 10.08	Taxes	176
SECTION 10.09	Maximum Liability	176
SECTION 10.10	Contribution	177
SECTION 10.11	Liability Cumulative	177
SECTION 10.12	Release of Loan Guarantors	177

SCHEDULES:

Commitment Schedule
Schedule 1.01(a)	—	Immaterial Subsidiaries
Schedule 1.01(b)	—	Mortgaged Properties
Schedule 1.01(c)	—	Existing Debt to be Refinanced
Schedule 1.01(f)	—	Mandatory Costs
Schedule 1.01(g)	—	Existing Letters of Credit
Schedule 1.01(h)	—	Historical EBITDA
Schedule 2.15(p)(i)	—	Form of German Tax Certificate
Schedule 3.05(a)	—	Principal Place of Business and Chief Executive Office
Schedule 3.05(f)	—	Intellectual Property
Schedule 3.06	—	Disclosed Matters
Schedule 3.16	—	Insurance
Schedule 3.17	—	Capitalization and Subsidiaries
Schedule 3.19	—	Labor Disputes
Schedule 4.01(b)	—	Local Counsel
Schedule 4.01(l)	—	Certain Mortgaged Properties
Schedule 5.12(c)	—	Certain Subsidiaries
Schedule 6.01	—	Existing Indebtedness
Schedule 6.02	—	Existing Liens
Schedule 6.04	—	Restricted Payments
Schedule 6.05	—	Existing Affiliate Transactions
Schedule 6.07	—	Existing Investments
Schedule 9.01	—	Borrowers’ Website for Electronic Delivery

EXHIBITS:

Exhibit A	—	Form of Administrative Questionnaire
Exhibit B	—	Form of Assignment and Assumption
Exhibit C	—	Form of Compliance Certificate
Exhibit D	—	Joinder Agreement
Exhibit E	—	Form of Borrowing Request
Exhibit F-1	—	Form of Revolving Credit Note
Exhibit F-2	—	Form of Term Loan Note
Exhibit G	—	Form of Conversion or Continuation Notice
Exhibit H	—	Form of Foreign Borrower Cross-Guarantee

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CREDIT AGREEMENT dated as of January 26, 2007, as amended and restated as of March 26, 2010 (this “Agreement”), among ARAMARK CORPORATION, a Delaware corporation (“ARAMARK” or the “U.S. Borrower”), as successor to RMK ACQUISITION CORPORATION, ARAMARK, ARAMARK CANADA LTD., a company organized under the laws of Canada (the “Canadian Borrower”), ARAMARK INVESTMENTS LIMITED, a limited company incorporated under the laws of England and Wales (the “U.K. Borrower”), ARAMARK IRELAND HOLDINGS LIMITED, a company incorporated under the laws of Ireland (the “Irish Borrower”), ARAMARK HOLDINGS GMBH & CO. KG, a company organized under the laws of Germany (the “German-1 Borrower”), ARAMARK GMBH, a company organized under the laws of Germany (the “German-2 Borrower” and, together with the U.S. Borrower, the Canadian Borrower, the U.K. Borrower, the Irish Borrower and the German-1 Borrower, the “Borrowers”), ARAMARK INTERMEDIATE HOLDCO CORPORATION, a Delaware corporation (“Holdings”), each Subsidiary of ARAMARK that, from time to time, becomes a party hereto, the Lenders (as defined in Article I), JPMORGAN CHASE BANK, N.A., as LC Facility Issuing Bank (in such capacity, the “LC Facility Issuing Bank”), the Issuing Banks named herein, JPMORGAN CHASE BANK, N.A., as administrative agent and collateral agent for the Lenders hereunder (in such capacities, the “Agent”), and the other parties hereto from time to time.

The Borrowers, the lending institutions from time to time party thereto as Lenders, CITIBANK, N.A., as administrative agent and collateral agent, the LC Facility Issuing Bank and the Issuing Banks named therein are parties to that certain Credit Agreement, dated as of January 26, 2007 (as further amended, supplemented or otherwise modified from time to time prior to the date hereof, the “Original Credit Agreement”), pursuant to which certain loans and other extensions of credit were made to the Borrowers.

The Required Lenders (as defined in the Original Credit Agreement) have agreed to amend and restate the Original Credit Agreement on and subject to the terms and conditions set forth herein and in the Amendment Agreement dated as of the date hereof (the “Amendment Agreement”) among the Borrowers, the Loan Parties, the Agent, the Required Lenders and the Tranche B-1 Term Loan Lenders party thereto.

The parties hereto intend that (a) the Obligations under the Original Credit Agreement that remain unpaid and outstanding as of the Restatement Effective Date (the “Original Obligations”) shall continue to exist under this Agreement on the terms set forth herein, (b) the Loans under the Original Credit Agreement outstanding as of the Restatement Effective Date shall be Loans under and as defined in this Agreement on the terms set forth herein, (c) any Revolving Commitments and Letters of Credit outstanding under the Original Credit Agreement as of the Restatement Effective Date shall be Letters of Credit and Commitments, as applicable, of the same type, under and as defined in this Agreement and (d) the Collateral and the Loan Documents shall continue to secure, guarantee, support and otherwise benefit the Original Obligations as well as the other Obligations of the Borrower and the other Loan Parties under this Agreement (including, without limitation, Obligations in respect of the U.S. Term B Loans) and the other Loan Documents.

Accordingly, the parties hereto agree to amend and restate the Original Credit Agreement in its entirety as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Acquired Entity or Business” means any Person, property, business or asset acquired by the U.S. Borrower or any Restricted Subsidiary, to the extent not subsequently sold, transferred or otherwise disposed by the U.S. Borrower or such Restricted Subsidiary.

“Acquired Indebtedness” means, with respect to any specified Person, (a) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of such specified Person, and (b) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Foreign Borrower” means any Restricted Subsidiary of the U.S. Borrower formed under the laws of Canada, Germany, Ireland, the United Kingdom or any other jurisdiction satisfactory to the Joint Lead Arrangers and the Agent that is designated as an Additional Foreign Borrower hereunder pursuant to an Officer’s Certificate delivered to the Agent and which has become a Foreign Borrower hereunder pursuant to a supplement to this Agreement and other documentation reasonably satisfactory to the Agent.

“Additional Interest” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Administrative Questionnaire” means an Administrative Questionnaire in the form supplied by the Agent.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this Agreement, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For the avoidance of doubt, none of the Agent, the Joint Lead Arrangers, their respective lending affiliates or any entity acting as Issuing Bank or LC Facility Issuing Bank hereunder shall be deemed to be an Affiliate of the U.S. Borrower or its Subsidiaries.

“Affiliate Transaction” has the meaning assigned to such term in Section 6.05(a).

“Agent” has the meaning assigned to such term in the preamble to this Agreement; provided that Citibank, N.A. shall be entitled to all protections and rights of a retiring “Agent” provided under this Agreement with respect to its service as “Agent” under the Original Credit Agreement.

“Agent’s Office” means, with respect to any currency, the Agent’s address and, as appropriate, account with respect to such currency as the Agent may from time to time notify the U.S. Borrower and the Lenders.

“Agreement Currency” has the meaning specified in Section 9.09(f).

“AIM” means AIM Services Co., Ltd., a limited company organized under the laws of Japan, and its successors.

“Alternative Currency” means any lawful currency other than Dollars that is freely transferable into Dollars.

“Amendment Agreement” has the meaning assigned to such term in the recitals.

“Applicable Amount” means, at any time (the “Reference Time”), an amount equal to (a) the sum, without duplication, of:

(i) an amount equal to 50% of the Consolidated Net Income (excluding from Consolidated Net Income, for this purpose only, any amount that otherwise increased the Applicable Amount pursuant to clause (iv) or (v) below) of the U.S. Borrower for the period (taken as one accounting period) from the first date of the fiscal quarter during which the Closing Date occurred to the end of the U.S. Borrower’s most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 5.01 at the Reference Time, or, in case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit, plus

(ii) the amount of any capital contributions in cash, marketable securities or Qualified Proceeds made to, or any proceeds in cash, marketable securities or Qualified Proceeds of an issuance of Equity Interests (or debt securities that have been converted or exchanged into Equity Interests (other than Disqualified Equity Interests)) (in each case, other than (v) Excluded Contributions, (w) proceeds from Equity Interests of any direct or indirect parent company of the U.S. Borrower constituting the consideration for an Investment made in reliance on clause (j) of the definition of “Permitted Investments,” (x) any equity contribution or proceeds of Junior Capital received by the U.S. Borrower pursuant to Section 7.03, (y) the Designated Equity Amount and (z) the proceeds of Disqualified Stock of the U.S. Borrower and Designated Preferred Stock) received by, the U.S. Borrower from and including the Business Day immediately following the Closing Date through and including the Reference Time, including any such proceeds from the issuance of Equity Interests of any direct or indirect parent of the U.S. Borrower to the extent the cash proceeds thereof are contributed to the U.S. Borrower, plus

(iii) to the extent not already reflected as an increase to Consolidated Net Income or reflected as a return of capital or deemed reduction in the amount of such Investment pursuant to clause (b)(ii) below, the amount of any distribution in cash, marketable securities or Qualified Proceeds received in respect of any Investment made in reliance on clause (q) of the definition of “Permitted Investments” and any dividend in cash, marketable securities or Qualified Proceeds received from an Unrestricted Subsidiary, in each case by the U.S. Borrower or any Restricted Subsidiary, plus

(iv) to the extent not already reflected as a return of capital or deemed reduction in the amount of such Investment pursuant to clause (b)(ii) below, the aggregate amount received in cash or marketable securities and the fair market value, as determined in good faith by the U.S. Borrower, of Qualified Proceeds received after the Closing Date by the U.S. Borrower and its Restricted Subsidiaries by means of (1) the sale or other disposition (other than to the U.S. Borrower or a Restricted Subsidiary) of Investments made in reliance on clause (q) of the definition of “Permitted Investments,” repurchases and redemptions of such Investments (other than by the U.S. Borrower or any Restricted Subsidiary) and repayments of loans or advances that constitute such Investments or (2) the sale (other than to the U.S. Borrower or a Restricted Subsidiary) of Equity Interests in an Unrestricted Subsidiary (solely to the extent that such Investments in Unrestricted Subsidiaries were outstanding in reliance on clause (q) of the definition of Permitted Investments), plus

(v) to the extent not already reflected as a return of capital or deemed reduction in the amount of such Investment pursuant to clause (b)(ii) below, the excess, if any, of (x) the fair market value of any Unrestricted Subsidiary redesignated after the Closing Date as a Restricted

Subsidiary (as determined by the U.S. Borrower in good faith or, if such fair market value exceeded $150.0 million in writing by an Independent Financial Advisor) at the time of such redesignation to the extent that any Investment in such Unrestricted Subsidiary by the U.S. Borrower or any Restricted Subsidiary was made in reliance on clause (q) of the definition of “Permitted Investments” over (y) the aggregate actual amount of Investments in such Unrestricted Subsidiary made in reliance on clause (q) of the definition of “Permitted Investments,”

minus (b) the sum, without duplication, of:

(i) the aggregate actual amount of Restricted Payments made pursuant to Section 6.04(i) since the Closing Date and prior to the Reference Time; and

(ii) the aggregate actual amount of Investments made in reliance on clause (q) of the definition of “Permitted Investments” (net of any return of capital in respect of such Investment or deemed reduction in the amount of such Investment including, without limitation, upon the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary or the sale of any such Investment for cash or Qualified Proceeds).

“Applicable Lending Office” means, with respect to each Lender, (a) its U.S. Lending Office in the case of a Loan to the U.S. Borrower, (b) its U.K. Lending Office in the case of a Loan to the U.K. Borrower, (c) its Canadian Lending Office in the case of a Loan to the Canadian Borrower, (d) its Irish Lending Office in the case of a Loan to the Irish Borrower and (e) its German Lending Office in the case of a Loan to any German Borrower.

“Applicable Rate” means a percentage per annum equal to:

(a) with respect to U.S. Term Loans, Canadian Term Loans, German Term Loans, Irish Term Loans and LC Facility LC Fees with respect to LC-1 Facility Deposits, the following percentages per annum, based upon the Consolidated Secured Debt Ratio as set forth in the most recent Compliance Certificate received by the Agent pursuant to Section 5.01(c) (or, prior to the delivery of the first Compliance Certificate to the Agent following the Restatement Effective Date, the most recent Compliance Certificate delivered to the Agent under the Original Credit Agreement prior to the Restatement Effective Date) and the Moody’s Rating at such time:

Applicable Rate
Pricing Level	Consolidated Secured Debt Ratio and Moody’s Rating	Eurocurrency Rate Term Loans and LC Facility LC Fees	Base Rate Term Loans
1	Either (i) Ba3 or better (regardless of Consolidated Secured Debt Ratio) or (ii) B1 with a Consolidated Secured Debt Ratio of <4.0 to 1.0	1.875%	0.875%
2	B1 with a Consolidated Secured Debt Ratio of >4.0 to 1.0 and <4.75 to 1.0	2.00%	1.00%
3	Either (i) B1 with a Consolidated Secured Debt Ratio of >4.75 to 1.0 or (ii) worse than B1 (regardless of Consolidated Secured Debt Ratio)	2.125%	1.125%

(b) with respect to U.K. Term Loans and Yen Term Loans, the following percentages per annum, based upon the Consolidated Secured Debt Ratio as set forth in the most recent Compliance Certificate received by the Agent pursuant to Section 5.01(c) (or, prior to the delivery of the first Compliance Certificate to the Agent following the Restatement Effective Date, the most recent Compliance Certificate delivered to the Agent under the Original Credit Agreement prior to the Restatement Effective Date):

Applicable Rate
Pricing Level	Consolidated Secured Debt Ratio	Term Loans
1	<3.50:1	2.00%
2	≥3.50:1	2.125%

(c) with respect to Revolving Loans, Swingline Loans, Revolving Commitment Fees and Revolving LC Fees, the following percentages per annum, based upon the Consolidated Secured Debt Ratio as set forth in the most recent Compliance Certificate received by the Agent pursuant to Section 5.01(c) (or, prior to the delivery of the first Compliance Certificate to the Agent following the Restatement Effective Date, the most recent Compliance Certificate delivered to the Agent under the Original Credit Agreement prior to the Restatement Effective Date):

Applicable Rate
Pricing Level	Consolidated Secured Debt Ratio	Eurocurrency Rate Revolving Loans, BA Rate Revolving Loans and Revolving LC Fees	Base Rate Revolving Loans, Canadian Base Rate Revolving Loans and Swingline Loans	Revolving Commitment Fee Rate
1	<2.5:1	1.25%	0.25%	0.375%
2	≥2.5:1 but <3.0:1	1.50%	0.50%	0.50%
3	≥3.0:1 but <3.5:1	1.75%	0.75%	0.50%
4	≥3.5:1	2.00%	1.00%	0.50%

(d) with respect to U.S. Term B Loans and LC Facility LC Fees with respect to LC-2 Facility Deposits, (i) for Eurocurrency Rate U.S. Term B Loans and LC Facility LC Fees, 3.25% and (ii) for Base Rate U.S. Term B Loans, 2.25%.

Any increase or decrease in the Applicable Rate pursuant to clause (a), (b) or (c) above resulting from a change in the Consolidated Secured Debt Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 5.01(c) and any change in the Applicable Rate resulting from a change in the Moody’s Rating shall become effective as of the first Business Day immediately following the formal publication by Moody’s of such change.

“Approved Electronic Communications” means each notice, demand, communication, information, document and other material that any Loan Party is obligated to, or otherwise chooses to, provide to the Agent pursuant to any Loan Document or the transactions contemplated therein, including (a) any supplement, joinder or amendment to the Collateral Documents and any other written Contractual Obligation delivered or required to be delivered in respect of any Loan Document or the transactions contemplated therein and (b) any financial statement, financial and other report, notice, request, certificate and other information material; provided that “Approved Electronic Communications” shall exclude (i) any notice pursuant to Section 2.08 and Section 2.09 and any other notice relating to the payment of any principal or other amount due under any Loan Document prior to the scheduled date therefor and (ii) all notices of any Default.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“ARAMARK” has the meaning assigned to such term in the preamble to this Agreement.

“Asset Sale Prepayment Event” means any Disposition of any business units, assets or other property of the U.S. Borrower or any of the Restricted Subsidiaries not in the ordinary course of business (including any Disposition of any Equity Interests of any Subsidiary of the U.S. Borrower owned by the U.S. Borrower or a Restricted Subsidiary). Notwithstanding the foregoing, the term “Asset Sale Prepayment Event” shall not include any transaction permitted (or not expressly prohibited) by Section 6.06, other than transactions consummated in reliance on Section 6.06(j) or (n).

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Agent, in the form of Exhibit B or any other form approved by the Agent and the U.S. Borrower.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the interest rate then borne by the U.S. Term Loans, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligation.”

“BA Interest Period” means, relative to any BA Rate Loan, the period beginning on (and including) the date on which such BA Rate Loan is made or continued to (but excluding) the date which is one, two or three months thereafter, as selected by the Canadian Borrower or the U.S. Borrower, as applicable; provided, that (i) if any BA Interest Period would end on a day other than a Business Day, such BA Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such BA Interest Period shall end on the next preceding Business Day, (ii) any BA Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such BA Interest Period) shall end on the last Business Day of the last calendar month of such BA Interest Period and (iii) no BA Interest Period shall end after the Scheduled Termination Date for the applicable Revolving Facility.

“BA Rate” means, with respect to any BA Interest Period for any BA Rate Loan, (a) in the case of any Canadian Revolving Lender named in Schedule I of the Bank Act (Canada), the rate determined by the Agent to be the average offered rate for bankers’ acceptances for the applicable BA Interest Period appearing on Reuters Screen CDOR (Certificate of Deposit Offered Rate) page as of 10:00 a.m. (New York City time) on the second full Business Day next preceding the first day of each BA Interest Period and (b) in the case of any other Canadian Revolving Lender, (i) the rate per annum set forth in clause (a) above plus (ii) 0.10%. In the event that such rate does not appear on the Reuters Screen CDOR (Certificate of Deposit Offered Rate) page (or otherwise on the Reuters screen), the BA Rate for the purposes of this definition shall be determined by reference to such other comparable publicly available service for displaying bankers’ acceptance rates as may be selected by the Agent and, in the event that the CDOR rate is not available for any Business Day, the CDOR rate for the immediately previous Business Day for which a CDOR rate is available shall be used.

“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business, appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided that such ownership interest does not result in or provide such Lender or its direct or indirect parent company with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality), to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Base Rate” means, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1% and (c) the LIBOR Rate for a one month Eurocurrency Interest Period for Loans in Dollars on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided that, for the avoidance of doubt, the LIBOR Rate for any day shall be based on the rate appearing on the Reuters Screen LIBOR01 Page (or on any successor or substitute page) at approximately 11:00 a.m. London time on such day (without any rounding). Any change in the Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Eurocurrency Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Eurocurrency Rate, respectively.

“Benchmark LIBOR Rate” has the meaning assigned to such term in Section 2.18(b).

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Board of Directors” means (a) with respect to a corporation, the board of directors of the corporation, (b) with respect to a partnership, the board of directors of the general partner of the partnership and (c) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to the U.S. Borrower, a duly adopted resolution of the Board of Directors of the U.S. Borrower or any committee thereof.

“Borrowers” has the meaning assigned to such term in the preamble to this Agreement and shall also include any Additional Foreign Borrower; provided that upon the repayment in full of all Loans made to any Foreign Borrower or the assumption of such Foreign Borrower’s Foreign Obligations by another Person as contemplated by the definition of Change of Control or as permitted by Section 6.03, such Foreign Borrower shall cease to constitute a “Borrower” or “Foreign Borrower” (or any equivalent term) hereunder.

“Borrowing” means any Loans of the same Type and currency to the same Borrower made, converted or continued on the same date and, in the case of Eurocurrency Rate Loans or BA Rate Loans, as to which a single Interest Period is in effect.

“Borrowing Date” means a date on which any Borrowing is made pursuant to Section 2.02 or 2.03.

“Borrowing Request” means a request by a Borrower for a Borrowing in accordance with Section 2.02 or 2.03 and substantially in the form attached hereto as Exhibit E, or such other form as shall be approved by the Agent.

“Budget” has the meaning assigned to such term in Section 5.01(e).

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed and (a) if the applicable Business Day relates to notices, determinations, fundings and payments in connection with the Eurocurrency Rate for any Eurocurrency Rate Loan denominated in Dollars, Sterling or Yen or the LIBOR Rate in connection with the LC Facility, a day on which banks are open for general business in London; (b) if the applicable Business Day relates to notices, determinations, fundings and payments in connection with EURIBOR or any Eurocurrency Rate Loan denominated in Euro, any day (i) on which banks are open for general business in London and (ii) which is a TARGET Day, and (c) if the applicable Business Day relates to notices, determinations, fundings and payments in connection with the Canadian Base Rate, the BA Rate, Canadian Base Rate Loans or BA Rate Loans, a day of the year on which banks are not required or authorized to close in Toronto or Montreal, Canada.

“Business Securitization Facility” means any transaction or series of transactions that may be entered into by the U.S. Borrower or any of its Restricted Subsidiaries pursuant to which the U.S. Borrower or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (a) a Business Securitization Subsidiary (in the case of a transfer by the U.S. Borrower or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Business Securitization Subsidiary), or may grant a Lien in, any assets (whether now existing or arising in the future) of the U.S. Borrower or any of its Subsidiaries that are customarily granted in connection with asset securitization transactions similar to the Business Securitization Facility entered into; provided that such transaction or series of transactions meets the following conditions: (i) the Board of Directors of the U.S. Borrower shall have determined in good faith that such Business Securitization Facility (including the terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the U.S. Borrower and the Business Securitization Subsidiary, (ii) all sales of assets to the Business Securitization Subsidiary are made at fair market value (as determined in good faith by the U.S. Borrower), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the U.S. Borrower) and may include Standard Securitization Undertakings, (iv) no portion of the obligations under the Business Securitization Facility (contingent or otherwise) will (x) be incurred or guaranteed by the U.S. Borrower or any Restricted Subsidiary other than a Business Securitization Subsidiary (except for service performance guarantees pursuant to Standard Securitization Undertakings), (y) be recourse to the U.S. Borrower or any Restricted Subsidiary other than a Business Securitization Subsidiary, other than pursuant to Standard Securitization Undertakings or (z) subject any property or asset of the U.S. Borrower or any Restricted Subsidiary of the U.S. Borrower other than a Business Securitization Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings and (v) the aggregate obligations under any Business Securitization Facilities will not exceed $2,000.0 million at any one time outstanding.

“Business Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not the U.S. Borrower or a Restricted Subsidiary in connection with any Business Securitization Facility.

“Business Securitization Repurchase Obligation” means any obligation of the U.S. Borrower or a Restricted Subsidiary that is a seller of assets in a Business Securitization Facility to repurchase the assets it sold thereunder as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Business Securitization Subsidiary” means a Wholly-Owned Subsidiary of the U.S. Borrower which engages in no activities other than in connection with the financing of certain assets of the U.S. Borrower and its Subsidiaries, all proceeds thereof and all rights (continued and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the U.S. Borrower as a Business Securitization Subsidiary and (a) with which none of the U.S. Borrower or any other Restricted Subsidiary of the U.S. Borrower has any material contract, agreement, arrangement or understanding other than on terms that the U.S. Borrower reasonably believes to be no less favorable to the U.S. Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the U.S. Borrower and (b) to which neither the U.S. Borrower nor any other Restricted Subsidiary of the U.S. Borrower has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the U.S. Borrower shall be evidenced to the Agent by filing with the Agent a certified copy of the resolution of the Board of Directors of the U.S. Borrower giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Canadian Base Rate” means the rate determined by the Agent as the rate displayed at or about 10:30 a.m. (New York City time) on display page CAPRIME of the Reuters Screen as the prime rate for loans denominated in Canadian Dollars by Canadian banks to borrowers in Canada; provided, however, that, in the event that such rate does not appear on the Reuters Screen on such day or if the basis of calculation of such rate is changed after the date hereof and, in the reasonable judgment of the Agent, such rate ceases to reflect each Canadian Revolving Lender’s or Canadian Term Lender’s cost of funding to the same extent as on the date hereof, then the “Canadian Base Rate” shall be the average of the floating rate of interest per annum established (or commercially known) as “prime rate” for loans denominated in Canadian Dollars on such day by three major Canadian banks selected by the Agent.

“Canadian Borrower” has the meaning specified in the preamble to this Agreement.

“Canadian Dollar” and “C$” each mean the lawful currency of Canada.

“Canadian Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Canadian Lending Office” in its Administrative Questionnaire or such other office of such Lender as such Lender may from time to time specify to the U.S. Borrower and the Agent.

“Canadian Revolving Available Credit” means, at any time, (a) the then effective aggregate Canadian Revolving Commitments minus (b) the aggregate Canadian Revolving Outstandings at such time.

“Canadian Revolving Commitment” means, with respect to each Canadian Revolving Lender, the commitment of such Lender to make Canadian Revolving Loans in the aggregate principal amount outstanding not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “Canadian Revolving Commitment,” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “Canadian Revolving Commitments” means the aggregate Canadian Revolving Commitments of all Canadian Revolving Lenders, which amount, initially as of the Closing Date, shall be $75.0 million.

“Canadian Revolving Facility” means the Canadian Revolving Commitments and the provisions herein related to the Canadian Revolving Loans, the Canadian Swingline Loans and, to the extent issued pursuant to the Canadian Revolving Commitments, Revolving Letters of Credit.

“Canadian Revolving Lender” means each Lender having a Canadian Revolving Commitment.

“Canadian Revolving Loan” has the meaning specified in Section 2.01(a)(iv).

“Canadian Revolving Outstandings” means, at any particular time, the sum of (a) the Dollar Equivalent of the aggregate principal amount of the Canadian Revolving Loans outstanding at such time, (b) the Revolving LC Exposure under the Canadian Revolving Facility at such time and (c) the Dollar Equivalent of the aggregate principal amount of Canadian Swingline Loans outstanding at such time.

“Canadian Swingline Lender” means JPMorgan Chase Bank, N.A., Toronto Branch, in its capacity as Lender of Canadian Swingline Loans and its successors hereunder.

“Canadian Swingline Loan” has the meaning assigned to such term in Section 2.03(a).

“Canadian Swingline Sublimit” has the meaning assigned to such term as Section 2.03(a).

“Canadian Term Commitment” means, with respect to each Canadian Term Lender, the commitment of such Lender to make Canadian Term Loans to the Canadian Borrower in the aggregate principal amount outstanding not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “Canadian Term Commitment,” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “Canadian Term Commitments” means the aggregate Canadian Term Commitments of all Canadian Term Lenders, which amount, initially as of the Closing Date, shall be $170.0 million.

“Canadian Term Lender” means each Lender that has a Canadian Term Commitment or that holds a Canadian Term Loan.

“Canadian Term Loan” has the meaning specified in Section 2.01(b)(v).

“Canadian Term Loan Facility” means the Canadian Term Commitments and the provisions herein related to the Canadian Term Loans.

“Capital Expenditures” means, for any period, the aggregate, without duplication, of (a) all expenditures (whether paid in cash or accrued as liabilities) by the U.S. Borrower and the Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as additions during such period to property, plant or equipment reflected in the consolidated balance sheet of the U.S. Borrower and the Restricted Subsidiaries; (b) the capitalized amount of any Capitalized Lease Obligations incurred by the U.S. Borrower and its Restricted Subsidiaries during such period; and (c) expenditures made for client contract investments and included as additions during the period to other assets reflected in the consolidated balance sheet of the U.S. Borrower and the Restricted Subsidiaries; provided that the term “Capital Expenditures” shall not include:

(i) expenditures made in connection with the replacement, substitution, restoration or repair of assets to the extent financed with (x) insurance proceeds paid on account of the loss of or damage to the assets being replaced, restored or repaired or (y) awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced,

(ii) the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment to the extent that the gross amount of such purchase price is reduced by the credit granted by the seller of such equipment for the equipment being traded in at such time,

(iii) the purchase of plant, property or equipment to the extent financed with the proceeds of Dispositions that are not applied to prepay Loans pursuant to Section 2.09,

(iv) expenditures that constitute consolidated lease expense,

(v) expenditures that are accounted for as capital expenditures by the U.S. Borrower or any Restricted Subsidiary and that actually are paid for by a Person other than the U.S. Borrower or any Restricted Subsidiary and for which neither the U.S. Borrower nor any Restricted Subsidiary has provided or is required to provide or incur, directly or indirectly, any consideration or obligation to such Person or any other Person (whether before, during or after such period),

(vi) the book value of any asset owned by the U.S. Borrower or any Restricted Subsidiary prior to or during such period to the extent that such book value is included as a capital expenditure during such period as a result of such Person reusing or beginning to reuse such asset during such period without a corresponding expenditure actually having been made in such period; provided that any expenditure necessary in order to permit such asset to be reused shall be included in Capital Expenditures during the period in which such expenditure actually is made, or

(vii) expenditures that constitute acquisitions of Persons or business units permitted hereunder.

“Capital Stock” means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“carry-back amount” has the meaning provided in Section 6.11(b).

“Cash Equivalents” means:

(a) Dollars;

(b) Canadian Dollars, Yen, Sterling, Euro or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(c) securities issued or directly and fully and unconditionally guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(d) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million;

(e) repurchase obligations for underlying securities of the types described in clauses (c) and (d) above entered into with any financial institution meeting the qualifications specified in clause (d) above;

(f) commercial paper rated at least “P-1” by Moody’s or at least “A-1” by S&P and in each case maturing within 12 months after the date of issuance thereof;

(g) investment funds investing at least 95% of their assets in securities of the types described in clauses (a) through (f) above;

(h) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(i) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition; and

(j) in the case of any Foreign Subsidiary, investments of comparable tenure and credit quality to those described in the foregoing clauses (a) through (i) or other high quality short term investments, in each case, customarily utilized in countries in which such Foreign Subsidiary operates for short term cash management purposes.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (a) and (b) above; provided that such amounts are converted into one or more of the currencies set forth in clauses (a) and (b) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts.

“Cash Management Agreement” means any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Casualty Event” means, with respect to any equipment, fixed assets or real property (including any improvements thereon) of the U.S. Borrower or any Restricted Subsidiary, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property, the date on which the U.S. Borrower or any of the Restricted Subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation to replace or repair such property, in each case, in excess of $10.0 million with respect to any such event.

“Certificate” means the certificate as defined in Section 2.15(p)(i).

“Change in Law” means (a)the adoption of any law, treaty, order, policy, rule or regulation after the date of this Agreement, (b)any change in any law, treaty, order, policy, rule or regulation or in the interpretation, administration or application thereof by any Governmental Authority after the date of this Agreement or (c)compliance by any Lender (or, for purposes of Section 2.14(c), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline, directive or order (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement (other than any such request, guideline or directive to comply with any law, rule or regulation that was in effect on the date of this Agreement).

“Change of Control” means the earliest to occur of

(a) the Permitted Holders ceasing to have the power, directly or indirectly, to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of Holdings; provided that the occurrence of the foregoing event shall not be deemed a Change of Control if,

(i) any time prior to the consummation of a Qualifying IPO, and for any reason whatsoever, (A) the Permitted Holders otherwise have the right, directly or indirectly, to designate (and do so designate) a majority of the board of directors of Holdings or (B) the Permitted Holders own, directly or indirectly, of record and beneficially an amount of common stock of Holdings equal to an amount more than fifty percent (50%) of the amount of common stock of Holdings owned, directly or indirectly, by the Permitted Holders of record and beneficially as of the Closing Date and such ownership by the Permitted Holders represents the largest single block of voting securities of Holdings held by any Person or related group for purposes of Section 13(d) of the Exchange Act, or

(ii) at any time after the consummation of a Qualifying IPO, and for any reason whatsoever, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person and its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), excluding the Permitted Holders, shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than the greater of (x) thirty-five percent (35%) of the then outstanding voting stock of Holdings and (y) the percentage of the then outstanding voting stock of Holdings owned, directly or indirectly, beneficially by the Permitted Holders; or

(b) any “Change of Control” (or any comparable term) in any document pertaining to any Specified Indebtedness; or

(c) the U.S. Borrower ceasing to be a direct Wholly-Owned Subsidiary of Holdings; or

(d) at any time when any Foreign Obligations (other than contingent obligations for unasserted claims) of a Foreign Borrower remain outstanding, such Foreign Borrower ceasing to be a direct or indirect Restricted Subsidiary of the U.S. Borrower (unless a Borrower or a Subsidiary Guarantor shall expressly have assumed all the Foreign Obligations of such Foreign Borrower under this Agreement and the other Loan Documents to which such Foreign Borrower is a party).

“Class” when used (i) in reference to any LC Facility Deposit, Loan or Borrowing, refers to whether such LC Facility Deposit, Loan, or the Loans comprising such Borrowing, are LC Facility Deposits, New LC Facility Deposits (of any Series),
U.S. Revolving Loans, U.K. Revolving Loans, German Revolving Loans, Canadian Revolving Loans, Irish Revolving Loans, U.S. Term Loans, U.S. Term B Loans, German Term-1 Loans, German Term-2 Loans, Canadian Term Loans, Irish Term Loans, U.K.

Term Loans, Yen Term Loans, New Term Loans (of any Series), Extended Term Loans (of the same Extension Series), U.S. Swingline Loans or Canadian Swingline Loans, (ii) in reference to any Commitment refers to whether such Commitment is a U.S. Revolving Commitment, U.K. Revolving Commitment, German Revolving Commitment, Canadian Revolving Commitment, Irish Revolving Commitment, U.S. Term Commitment, German Term-1 Commitment, German Term-2 Commitment, Irish Term Commitment, Canadian Term Commitment, U.K. Term Commitment, Yen Term Commitment, New Term Commitment (of any Series), LC Facility Commitment or New LC Facility Commitment (of any Series) and (iii) in reference to any Lender, refers to whether such Lender is a U.S. Revolving Lender, U.K. Revolving Lender, German Revolving Lender, Canadian Revolving Lender, Irish Revolving Lender, New Revolving Lender, U.S. Term Lender, U.S. Term B Lender, German Term Lender, Irish Term Lender, Canadian Term Lender, U.K. Term Lender, Yen Term Lender, New Term Lender (for any Series of New Term Loans), Extending Lender (for any Extension Series), LC Facility Lender or New LC Facility Lender (for any Series of New LC Facility Deposits).

“Closing Date” means January 26, 2007.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Co-Investors” means Joseph Neubauer and his Controlled Investment Affiliates.

“Collateral” means any and all property owned, leased or operated by a Person from time to time subject to a security interest or Lien under the Collateral Documents.

“Collateral Documents” means, collectively, the Security Agreement, the Mortgages, the Foreign Pledge Agreements and any other documents granting a Lien upon the Collateral as security for payment of the Secured Obligations.

“Commitment” means, with respect to any Lender, such Lender’s Revolving Commitments, if any, such Lender’s Term Commitment, if any, and such Lender’s LC Facility Commitment, if any.

“Commitment Schedule” means the Schedule attached to the Original Credit Agreement identified as such.

“Commitments” means the aggregate Revolving Commitments, Term Commitments, LC Facility Commitments, the New Revolving Commitments, New Term Commitments and New LC Facility Commitments of all Lenders, if any.

“Compliance Certificate” means a certificate of the U.S. Borrower substantially in the form of Exhibit C.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (iii) noncash interest payments (but excluding any noncash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (iv) the interest component of Capitalized Lease Obligations, (v) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and (vi) all commissions, discounts, yield and other fees and charges in the nature of interest expense related to any Receivables Facility or Business Securitization Facility, and excluding (A) Additional Interest, (B) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (C) any expensing of bridge, commitment and other financing fees and (D) any redemption premiums paid in connection with the redemption of the Existing Debt, plus (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (c) interest income for such period, plus (d) to the extent that EBITDA attributable to SMG or AIM that is accounted for by the equity method of accounting is included in EBITDA of the U.S. Borrower by operation of clause (i) of the last paragraph of the definition thereof, a proportionate amount of the consolidated interest expense of such Persons. For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio,” with respect to any Person as of any date of determination, means the ratio of (a) the excess of (i) Consolidated Total Indebtedness of such Person as of the end of the most recent fiscal quarter for which financial statements have been delivered pursuant to Section 5.01 over (ii) an amount equal to the lesser of (x) the amount of cash and Cash Equivalents of the U.S. Borrower and its Restricted Subsidiaries on such date that are free and clear of any Lien (other than non-consensual Permitted Liens and Permitted Liens of the type set forth in clauses (u) through (x) of the definition of Permitted Liens) and (y) $75.0 million to (b) the aggregate amount of EBITDA of such Person for the period of the most recently ended four full consecutive fiscal quarters for which financial statements have been delivered pursuant to Section 5.01, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Interest Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication:

(a) any net after tax extraordinary gains or losses (less all fees and expenses relating thereto) or expenses shall be excluded,

(b) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period in accordance with GAAP,

(c) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

(d) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the U.S. Borrower, shall be excluded,

(e) the Net Income for such period of any Person that is not a Restricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the U.S. Borrower shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the U.S. Borrower or a Restricted Subsidiary thereof in respect of such period (subject in the case of dividends, distributions or other payments made to a Restricted Subsidiary to the limitations contained in clause (f) below),

(f) solely for the purpose of determining the Applicable Amount and Excess Cash Flow, the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the U.S. Borrower will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the U.S. Borrower or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(g) any increase in amortization or depreciation or other noncash charges resulting from the application of purchase accounting in relation to the Transactions or any acquisition that is consummated after the Closing Date, net of taxes, shall be excluded,

(h) any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(i) any impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded, and

(j) any noncash compensation expense resulting from the application of Financial Accounting Standards No. 123R or any deferred compensation charges net of any cash payments made under such deferred compensation plans during such period to officers, directors, managers, consultants or employees (or their estates, Controlled Investment Affiliates or Immediate Family Members) shall be excluded.

“Consolidated Secured Debt Ratio” as of any date of determination means the ratio of (a) the excess of (i) Consolidated Total Indebtedness that is secured by any Lien as of the end of the most recent fiscal quarter for which financial statements have been delivered pursuant to Section 5.01 over (ii) an amount equal to the lesser of (x) the amount of cash and Cash Equivalents of the U.S. Borrower and its Restricted Subsidiaries on such date that are free and clear of any Lien (other than non-consensual Permitted Liens and Permitted Liens of the type set forth in clauses (u) through (x) of the definition of “Permitted Liens”) and (y) $75.0 million to (b) EBITDA of the U.S. Borrower for the period of the most recently ended consecutive four full fiscal quarters for which financial statements have been delivered pursuant to Section 5.01, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA, mutatis mutandis, as are set forth in the definition of “Interest Coverage Ratio.”

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (a) the aggregate amount of all outstanding Indebtedness of the U.S. Borrower and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, obligations in respect of Capitalized Lease Obligations, Attributable Debt in respect of Sale and Lease-Back Transactions and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (and excluding any undrawn letters of credit), (b) the aggregate amount of all outstanding Disqualified Stock of the U.S. Borrower and all Disqualified Stock and Preferred Stock

of the Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices and (c) the aggregate outstanding amount of advances under any Receivables Facility or Business Securitization Facility of the U.S. Borrower or any of its Restricted Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP. For purposes of this definition, the “Maximum Fixed Repurchase Price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the U.S. Borrower.

“Consolidated Working Capital” means, at any date, the excess of (a) the sum of all amounts (other than cash and Cash Equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the U.S. Borrower and its Restricted Subsidiaries at such date over (b) the sum of all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the U.S. Borrower and its Restricted Subsidiaries on such date, including deferred revenue but excluding, without duplication, (i) the current portion of any Funded Debt, (ii) the current portion of accrued interest and (iii) the current portion of current and deferred income taxes.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the U.S. Borrower and/or other companies.

“Credit-Linked Deposit Account” means the account established by the Agent under its sole and exclusive control maintained at the principal New York City office of JPMorgan Chase Bank, N.A. or another branch of JPMorgan Chase Bank, N.A. designated as the “ARAMARK Credit-Linked Deposit Account,” which shall be used solely to hold LC Facility Deposits.

“Debt Incurrence Prepayment Event” means any issuance or incurrence by the U.S. Borrower or any of the Restricted Subsidiaries of (a) any Indebtedness (excluding any Indebtedness permitted to be issued or incurred under Section 6.01 other than pursuant to Section 6.01(b)(iv) or Section 6.01(b)(xxv)(A)) or (b) any Refinancing Term Loans.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, examinership or similar debtor relief laws of the United

States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally (including, in the case of the U.K. Borrower, administration, administrative receivership, voluntary arrangement and schemes of arrangement).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Defaulting Lender” means any Revolving Lender (a) that has failed to fund any portion of its Loans or participations in Revolving Letters of Credit or Swingline Loans within three Business Days of the date required to be funded by it hereunder, unless such Revolving Lender notifies the Administrative Agent in writing that such failure is the result of Revolving Lender’s good faith determination that a condition precedent to funding (specifically identified and supported by facts) has not been satisfied (b) that has notified any Borrower, the Agent, the Issuing Bank, the Swingline Lender or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement, (c) that has failed, within three Business Days after written request by the Agent (based on a good faith belief that it may not fulfill its funding obligations), to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Revolving Letters of Credit and Swingline Loans, unless such failure is the result of a good faith determination that a condition precedent to funding (specifically identified and supported by facts) has not been satisfied, (d) that has otherwise failed to pay over to the Agent or any other Lender any other amount (other than a de minimis amount) required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (e) if a Bankruptcy Event has occurred with respect to such Revolving Lender (or any holding company parent of such Revolving Lender).

“Deferred Net Cash Proceeds” has the meaning provided such term in the definition of “Net Cash Proceeds.”

“Derivative Transaction” means (a) an interest-rate transaction, including an interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar, and floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) an exchange-rate transaction, including a cross-currency interest-rate swap, a forward foreign-exchange contract, a currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks and (c) a commodity (including precious metal) derivative transaction, including a commodity-linked swap, a commodity-linked option, a forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks.

“Designated Equity Amount” has the meaning provided such term in Section 6.01(b)(xx).

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the U.S. Borrower or a Restricted Subsidiary in connection with a Disposition pursuant to Section 6.06(j) that is designated as Designated Noncash Consideration pursuant to a certificate of a Responsible Officer delivered to the Agent, setting forth the basis of such valuation (which amount will be reduced by the fair market value of the portion of the noncash consideration converted to cash within 180 days following the consummation of the applicable Disposition).

“Designated Obligations” means all obligations of the Borrowers with respect to (a) principal of and interest on the Loans, (b) LC Disbursements and interest thereon and (c) accrued and unpaid fees under the Loan Documents.

“Designated Preferred Stock” means Preferred Stock of the U.S. Borrower or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock pursuant to an Officers’ Certificate delivered to the Agent that is executed by a Responsible Officer of the U.S. Borrower on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in the definition of “Applicable Amount.”

“Determination Date” means (i) with respect to any Eurocurrency Rate Loan or BA Rate Loan denominated in any currency other than Dollars, each date of determination of the Eurocurrency Rate or BA Rate applicable to such Loan (and, if any Eurocurrency Interest Period has a duration of more than three months, on each date during such Interest Period occurring every three months from the first day of such Eurocurrency Interest Period), (ii) with respect to any Canadian Base Rate Loan, the date such Loan is made and each date on which interest is invoiced on such Loan, and (iii) with respect to each Revolving Letter of Credit denominated in any currency other than Dollars, the first Business Day of each calendar month.

“Discharge of Obligations” shall be deemed to have occurred on the first date that (i) all Commitments shall have been terminated, (ii) all Obligations arising under the Loan Documents (other than contingent obligations for unasserted claims) shall have been repaid, (iii) all LC Facility Deposits shall have been returned to the LC Facility Lenders and (iv) no Letters of Credit shall be outstanding (except to the extent consented to by issuer thereof pursuant to arrangements acceptable to such issuer in its sole discretion).

“Disclosed Matters” means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.06.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Lease-Back Transaction and any issuance or sale of Equity Interests of any Subsidiary) of any property of the U.S. Borrower or any of the Restricted Subsidiaries.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is convertible or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock that is not Disqualified Stock), other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale to the extent the terms of such Capital Stock provide that such Capital Stock shall not be required to be repurchased or redeemed until the Discharge of Obligations has occurred or such repurchase or redemption is otherwise permitted by this Agreement (including as a result of a waiver hereunder)), in whole or in part, in each case prior to the date that is ninety-one (91) days after the earlier of the U.S. Term B Loan Maturity Date and the Discharge of Obligations; provided that if such Capital Stock is issued to any plan for the benefit of employees of the U.S. Borrower or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the U.S. Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, present or former employee, director, manager or consultant (or their respective estates, Controlled Investment Affiliates or Immediate Family Members), of the U.S. Borrower, any of its Subsidiaries or any of its direct or indirect parent companies’ or any other entity in which the U.S. Borrower or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors of the U.S. Borrower (or the Compensation Committee thereof), in each case pursuant to any stockholders’ agreement, management equity plan or stock incentive plan or any other management or employee benefit plan or agreement shall not constitute

Disqualified Stock solely because it may be required to be repurchased by the U.S. Borrower or its Subsidiaries following the termination of employment of any such employee, director, manager or consultant with the U.S. Borrower or its Subsidiaries.

“Dollar Equivalent” of any amount means, at the time of determination thereof, (a) if such amount is expressed in Dollars, such amount, (b) if such amount is expressed in an Alternative Currency, the equivalent of such amount in Dollars determined by using the rate of exchange quoted by the Agent in New York, New York at 11:00 a.m. (New York City time) on the date of determination (or, if such date is not a Business Day, the last Business Day prior thereto) to prime banks in New York for the spot purchase in the New York currency exchange market of such amount of Dollars with such Alternative Currency and (c) if such amount is denominated in any other currency, the equivalent of such amount in Dollars as determined by the Agent using any method of determination it deems appropriate acting reasonably.

“Dollars” and the sign “$” each mean the lawful money of the United States of America.

“Domestic Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans made to the U.S. Borrower or LC Disbursements made pursuant to Letters of Credit issued for the account of the U.S. Borrower, including on behalf of any of its subsidiaries (other than any Foreign Borrower or its subsidiaries), all accrued and unpaid fees (including pursuant to Section 2.10 of this Agreement) and all expenses, reimbursements, indemnities and other obligations of the Loan Parties to the Lenders or to any Lender, the Agent, the Issuing Bank, the LC Facility Issuing Bank or any indemnified party arising under the Loan Documents (including interest and fees accruing after commencement of any bankruptcy or insolvency proceeding against any Loan Party, whether or not allowed in such proceeding).

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than (a) a Foreign Subsidiary or (b) any Subsidiary of a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period,

(a) increased by (without duplication): (i) provision for taxes based on income or profits, plus franchise or similar taxes, for such period deducted in computing Consolidated Net Income for such period, plus (ii) consolidated Interest Charges for such period to the extent the same was deducted in calculating Consolidated Net Income for such period, plus (iii) Consolidated Depreciation and Amortization Expense for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income for such period, plus (iv) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred hereunder including a refinancing thereof (whether or not successful) and any amendment or modification to the terms of any such transactions, including all fees, expenses or charges related to the Transactions deducted in computing Consolidated Net Income for such period, plus (v) the amount of any restructuring charge or reserve deducted in such period in computing Consolidated Net Income for such period, including any one-time costs incurred in connection with (A) acquisitions after the Closing Date or (B) the closing or consolidation of facilities after the Closing Date, plus (vi) any write offs, write downs or other noncash charges reducing Consolidated Net Income for such period, in each case, in excess of $2.0 million individually, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus (vii) the amount of any minority interest expense deducted in calculating Consolidated Net Income for such period, plus (viii) the amount of management, monitoring, consulting and advisory fees and related expenses paid (or any accruals related to such fees or related expenses) during such period to the Sponsors to the extent permitted under Section 6.05, plus (ix) the amount of net cost savings projected by the U.S. Borrower in good faith to be realized during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period) as a result of actions taken or to be taken in connection with the Transactions or any acquisition or disposition by the U.S. Borrower or any Restricted Subsidiary, net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings are reasonably identifiable and factually supportable, (B) such actions are taken within 18 months after the Closing Date or the date of such acquisition or disposition and (C) the aggregate amount of cost savings added pursuant to this clause (ix) shall not exceed the greater of (x) an amount equal to 5% of EBITDA of the U.S. Borrower for the period of four consecutive fiscal quarters most recently ended prior to the determination date (without giving effect to any adjustments pursuant to this clause (ix)) and (y) $50.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Interest Coverage Ratio”), plus (x) any costs or expenses incurred by the U.S. Borrower or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the U.S. Borrower or net cash proceeds of issuance of Equity Interests of the U.S. Borrower (other than Disqualified Stock) in each case, solely to the extent that such cash proceeds are excluded from the calculation of the Applicable Amount, plus (xi) any net after-tax non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to severance, relocation, unusual contract terminations, one-time compensation charges, warrants or options to purchase Capital Stock of Holdings and the Transactions), plus (xii) to the extent covered by insurance and actually reimbursed, or, so long as the U.S. Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption;

(b) decreased by (without duplication) noncash gains included in Consolidated Net Income of such Person for such period in excess of $2.0 million individually, excluding any noncash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating EBITDA in accordance with this definition); and

(c) increased (by losses) or decreased (by gains), as applicable, by (without duplication) (i) any net noncash gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133 and (ii) any net noncash gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness.

Notwithstanding the foregoing (i) with respect to the U.S. Borrower’s investments in SMG or AIM which are accounted for by the equity method of accounting, EBITDA will include, without duplication, the U.S. Borrower’s proportionate share of EBITDA of SMG and AIM (as calculated in accordance with the foregoing definition without reference to this sentence and including a deduction for any unusual gain on any sales of real estate by such entities consummated prior to the Closing Date) and (ii) subject to further adjustment in connection with acquisitions or dispositions as contemplated by the definition of “Interest Coverage Ratio,” EBITDA of the U.S. Borrower for the fiscal quarters ended

March 31, 2006, June 30, 2006 and September 29, 2006 shall be deemed to be $220.4 million, $239.6 million and $270.1 million, respectively (for informational purposes, such amounts being determined as set forth on Schedule 1.01(h)).

“Eligible Assignee” means (i) a Lender, (ii) a commercial bank, insurance company, Fund or company engaged in the business of making commercial loans or a commercial finance company, which Person, together with its Affiliates, has a combined capital and surplus in excess of $100.0 million, (iii) any Affiliate of a Lender under common control with such Lender or (iv) an Approved Fund of a Lender; provided that in any event “Eligible Assignee” shall not include (w) any natural person, (x) Holdings or the U.S. Borrower or any Affiliate (which for this purpose shall not include any Agent or Lender or any of their respective branches or Affiliates engaged in the business of making commercial loans) thereof, (y) any Sponsor or any of their respective Affiliates (which for this purpose shall not include any Affiliate of the Sponsor engaged in the business of making commercial loans) or (z) any “creditor,” as defined in Regulation T, or “foreign branch of a broker-dealer,” within the meaning of Regulation X; provided, however, that upon the occurrence of an Event of Default, no Person (other than a Lender) shall be an “Eligible Assignee” if the assignment of any Commitment, LC Facility Participation or Loan to such Person would cause such Person to have Commitments, LC Facility Participations or Loans in excess of twenty-five percent (25%) of the then outstanding total aggregate Commitments, LC Facility Participations or Loans, as the case may be.

“EMU” means the economic and monetary union contemplated by the Treaty of the European Union.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions or legally binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the protection of the environment, preservation or reclamation of natural resources, the management, release or threatened release of, or exposure to, any Hazardous Material or, to the extent relating to human exposure to Hazardous Materials, health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including, without limitation, any liability for damages, costs of environmental investigation, remediation, restoration or monitoring, fines, penalties or indemnities), of the U.S. Borrower or any Restricted Subsidiary directly or indirectly resulting from or based upon (a) violation of or liability under any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) human or animal exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other legally binding consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Contribution” means the contribution by the Sponsors, the Co-Investors and the Management Stockholders in an aggregate amount of not less than 20% of the total consolidated capitalization of ARAMARK on the Closing Date, after giving pro forma effect to the consummation of the Transactions (of which not less than 17.5% of such aggregate amount shall be in cash) to Holdings (or any direct or indirect parent thereof) as common equity and/or preferred equity having terms reasonably satisfactory to the Joint Lead Arrangers, and the contribution by Holdings (or any direct or indirect parent thereof) of the amount so received to Merger Sub (or if by a direct or indirect parent of Holdings, by such parent to Holdings and by Holdings to Merger Sub) in respect of Holdings’ common equity and/or preferred equity in Merger Sub having terms reasonably satisfactory to the Joint Lead Arrangers or in exchange for the issuance to Holdings of Equity Interests of Merger Sub.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the U.S. Borrower or any of its direct or indirect parent companies (excluding Disqualified Stock), other than (a) public offerings with respect to the U.S. Borrower’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8, (b) any such public or private sale that constitutes an Excluded Contribution and (c) an issuance to any direct or indirect parent company of the U.S. Borrower, the U.S. Borrower or any Subsidiary of the U.S. Borrower.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the U.S. Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the U.S. Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the U.S. Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice of an intent to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the U.S. Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the U.S. Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the U.S. Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is insolvent or in reorganization, within the meaning of Title IV of ERISA.

“EURIBOR” means, in relation to any Loan in Euro (a) the applicable Screen Rate or (b) if no Screen Rate is available for the Eurocurrency Interest Period of that Loan, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by three major banks selected by the Agent to leading banks in the European interbank market, at or about 11 a.m. Brussels time on the second full Business Day next preceding the first day of the relevant Eurocurrency Interest Period in relation to which such rate is calculated.

“Euro” and the sign “€” each mean the single currency of participating member states of the EMU.

“Eurocurrency Interest Period” means with respect to any Eurocurrency Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (or, to the extent available to each Lender making such Eurocurrency Rate Borrowing, nine or twelve months) thereafter, as a Borrower may elect; provided that (i) if any Eurocurrency Interest Period would end on a day other than a Business Day, such Eurocurrency Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Eurocurrency Interest

Period shall end on the next preceding Business Day, (ii) any Eurocurrency Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Eurocurrency Interest Period) shall end on the last Business Day of the last calendar month of such Eurocurrency Interest Period and (iii) no Eurocurrency Interest Period for any (x) Eurocurrency Rate Revolving Loan shall end after the Scheduled Termination Date for the applicable Revolving Facility or (y) Eurocurrency Rate Term Loans shall end after the stated maturity date of such Term Loans.

“Eurocurrency Liabilities” has the meaning specified in Regulation D of the Federal Reserve Board.

“Eurocurrency Rate” means, (a) in relation to any Loan denominated in Dollars, Sterling or Yen for any Eurocurrency Interest Period, the rate obtained by dividing (i) the applicable LIBOR Rate for such Eurocurrency Interest Period by (ii) a percentage equal to 1 minus the stated maximum rate (stated as a decimal) of all reserves, if any, required to be maintained against Eurocurrency Liabilities (including any marginal, emergency, special or supplemental reserves), and (b) in relation to any Loan denominated in Euro, the rate obtained by dividing (i) the applicable EURIBOR for such Eurocurrency Interest Period by (ii) a percentage equal to 1 minus the stated maximum rate (stated as a decimal) of all reserves, if any, required to be maintained against Eurocurrency Liabilities.

“European Borrowers” means, collectively, the Irish Borrower, the German Borrowers and the U.K. Borrower.

“Event of Default” has the meaning assigned to such term in Section 7.01.

“Excess Amount” has the meaning assigned to such term in Section 2.06(h).

“Excess Cash Flow” means, for any fiscal year of the U.S. Borrower, an amount equal to the excess of:

(a) the sum, without duplication, of:

(i) Consolidated Net Income of the U.S. Borrower for such period,

(ii) an amount equal to the amount of all material (as determined in accordance with GAAP) noncash charges to the extent deducted in arriving at such Consolidated Net Income,

(iii) decreases in Consolidated Working Capital and long-term account receivables for such period (other than any such decreases arising from acquisitions by the U.S. Borrower and its Restricted Subsidiaries completed during such period), and

(iv) an amount equal to the aggregate net noncash loss on the sale, lease, transfer or other disposition of assets by the U.S. Borrower and its Restricted Subsidiaries during such period (other than sales in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income; over

(b) the sum, without duplication, of:

(i) an amount equal to the amount of all material (as determined in accordance with GAAP) noncash credits included in arriving at such Consolidated Net Income and cash charges described in clauses (a) through (j) of the definition of Consolidated Net Income and included in arriving at such Consolidated Net Income,

(ii) without duplication of amounts deducted in arriving at such Consolidated Net Income or pursuant to clause (xi) below in prior periods, the amount of Capital Expenditures made in cash during such period (without giving effect to the proviso in the definition thereof), except to the extent that such Capital Expenditures were not financed with Internally Generated Funds,

(iii) the aggregate amount of all principal payments of Indebtedness of the U.S. Borrower and its Restricted Subsidiaries (including (x) the principal component of payments in respect of Capitalized Lease Obligations and (y) the amount of any prepayment of Loans pursuant to Section 2.06 or, to the extent made with the proceeds of a Disposition that resulted in an increase to Consolidated Net Income and not in excess of the amount of such increase, Section 2.09(b) but excluding all other prepayments of the Loans) made during such period (other than in respect of any revolving credit facility to the extent there is not an equivalent permanent reduction in commitments thereunder), except to the extent financed with the proceeds of other Indebtedness of the U.S. Borrower or its Restricted Subsidiaries (other than under any revolving credit facility),

(iv) an amount equal to the aggregate net noncash gain on the sale, lease, transfer or other disposition of assets by the U.S. Borrower and its Restricted Subsidiaries during such period (other than sales in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income,

(v) increases in Consolidated Working Capital and long-term account receivables for such period (other than any such increases arising from acquisitions of a Person or business unit by the U.S. Borrower and its Restricted Subsidiaries during such period),

(vi) cash payments by the U.S. Borrower and its Restricted Subsidiaries during such period in respect of long-term liabilities of the U.S. Borrower and its Restricted Subsidiaries other than Indebtedness,

(vii) without duplication of amounts deducted pursuant to clause (xi) below in prior periods, the amount of Investments and acquisitions made during such period to the extent permitted under Section 6.07 (excluding Investments in (x) Cash Equivalents, (y) Investment Grade Securities and (z) the U.S. Borrower or any of its Restricted Subsidiaries), to the extent that such Investments and acquisitions were financed with Internally Generated Funds,

(viii) the amount of Restricted Payments made in cash during such period to the extent permitted under Section 6.04(xii), to the extent that such Restricted Payments were financed with Internally Generated Funds,

(ix) the aggregate amount of expenditures actually made by the U.S. Borrower and the Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period,

(x) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the U.S. Borrower and the Restricted Subsidiaries during such period that are required to be made in connection with any prepayment of Indebtedness,

(xi) without duplication of amounts deducted in arriving at such Consolidated Net Income or deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by the U.S. Borrower or any of its Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period relating to acquisitions or Capital Expenditures (without giving effect to the proviso in the definition thereof) to be consummated or made during the period of four consecutive fiscal quarters of the U.S. Borrower following the end of such period; provided that to the extent the aggregate amount of Internally Generated Funds actually utilized to finance such acquisitions or Capital Expenditures during such period of four consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters,

(xii) the amount of cash taxes paid in such period to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period, and

(xiii) an amount equal to the aggregate net cash losses on the sale, lease, transfer or other disposition of assets by the U.S. Borrower and its Restricted Subsidiaries during such period (other than sales in the ordinary course of business) to the extent deducted in determining Consolidated Net Income.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the U.S. Borrower from (a) contributions to its common equity capital (other than from the proceeds of Designated Preferred Stock), and (b) the sale (other than to a Subsidiary of the U.S. Borrower or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the U.S. Borrower) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the U.S. Borrower, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an executive vice president and the principal financial officer of the U.S. Borrower on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation of the Applicable Amount and which are not received by the U.S. Borrower in connection with an equity contribution or an issuance of Junior Capital pursuant to Section 7.03.

“Excluded Taxes” means, with respect to any Agent, LC Facility Issuing Bank, Issuing Bank, Lender or any other recipient of any payment to be made by or on account of any obligation of any Borrower or any other Loan Party hereunder, (a) income or franchise taxes (or capital in the case of any Canadian capital Taxes) imposed on (or measured by) its net income received or receivable (but not any such sum deemed to be received or receivable) by a jurisdiction as a result of the recipient being organized or having its principal office or, in the case of any Lender, having its Applicable Lending Office in such jurisdiction, (b) any branch profits taxes under Section 884 of the Code or any similar tax imposed by a jurisdiction as a result of the recipient being located in such jurisdiction, (c) in the case of a Lender (other than an assignee pursuant to a request by a Borrower under Section 2.17(b)) or a Lender purchasing a participation pursuant to Section 2.16(b) with respect to that participation), (i) with respect to the U.S.

Revolving Loans, U.S. Term Loans, U.S. Term B Loans, New Term Loans or any portion of any Canadian Revolving Loans, German Revolving Loans, Irish Revolving Loans, U.K. Revolving Loans or New Revolving Loans made to the U.S. Borrower, any United States federal withholding tax that is imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent, in the case of a Non-U.S. Lender, such Non-U.S. Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the U.S. Borrower or any other Loan Party with respect to such withholding tax pursuant to Section 2.15(a) or (f) and (ii) with respect to any portion of the Canadian Revolving Loan made to the Canadian Borrower or a Revolving Letter of Credit issued to the Canadian Borrower pursuant to the Canadian Revolving Commitments, any Canadian federal withholding tax that is imposed on amounts payable to such Canadian Revolving Lender or the applicable Issuing Bank, as the case may be, at the time such Canadian Revolving Lender or Issuing Bank becomes a party to this Agreement (or designates a new lending office), except to the extent that such Canadian Revolving Lender or Issuing Bank (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Canadian Borrower or any other Loan Party with respect to such withholding tax pursuant to Section 2.15(a) or (f), and (d) any withholding tax that is attributable to a Lender’s failure to comply with Section 2.15(h) or (i); provided that, for the avoidance of doubt, any deduction or withholding under section 349 of the Taxes Act (or any successor provision) for or on account of any Taxes, shall not be an Excluded Tax.

“Existing Class” has the meaning specified in Section 2.19(f).

“Existing Debt” means the Funded Debt listed on Schedule 1.01(c).

“Existing Debt Refinancing” means (a) with respect to Existing Debt listed on Part I of Schedule 1.01(c), the redemption, repurchase or other satisfaction and discharge of such Existing Debt or the deposit or placement in escrow of amounts with respect to such redemption with the relevant trustee or holders and (b) with respect to other Existing Debt, the payment in full of all amounts, if any, due or owing under the Existing Debt, the termination of all commitments thereunder and the release and discharge of all guarantees thereof (if any) and all security therefor (if any).

“Existing Letters of Credit” means the letters of credit listed on Schedule 1.01(g).

“Extended Term Loans” has the meaning specified in Section 2.19(f).

“Extending Lender” has the meaning specified in Section 2.19(f).

“Extension Election” has the meaning specified in Section 2.19(f).

“Extension Request” has the meaning specified in Section 2.19(f).

“Extension Series” means all Extended Term Loans that are established pursuant to the same supplement pursuant to Section 2.19 (or any subsequent supplement pursuant to Section 2.19 to the extent such supplement expressly provides that the Extended Term Loans provided for therein are intended to be a part of any previously established Extension Series) and that provide for the same interest margins, extension fees and amortization schedule.

“Facility” means the LC Facility, a Revolving Facility or a Term Loan Facility, as applicable.

“Federal Funds Effective Rate” means, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

“Fees” means all amounts payable pursuant to or referred to in Section 2.10.

“Financial Officer” means the chief financial officer, treasurer or controller of the U.S. Borrower.

“First Lien Intercreditor Agreement” means an agreement in substantially the form of Exhibit B to the Amendment Agreement, with such changes thereto as are reasonably acceptable to the Agent and the U.S. Borrower; provided that such changes shall not be materially adverse to the interests of the Lenders.

“First Lien Notes” means Permitted Refinancing Notes that are secured by Liens that are subject to the First Lien Intercreditor Agreement.

“First-Tier Foreign Subsidiary” means any Foreign Subsidiary directly owned by any Loan Party.

“Foreign Borrower” means any Borrower other than the U.S. Borrower.

“Foreign Borrower Cross-Guarantee” means the Foreign Borrower Cross-Guarantee, substantially in the form of Exhibit H as the same may be amended or supplemented from time to time.

“Foreign Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans made to Foreign Borrowers or LC Disbursements made pursuant to Letters of Credit issued for the account of any Foreign Borrower or on behalf of any of its Subsidiaries, all accrued and unpaid fees (including pursuant to Section 2.10(b) of this Agreement) and all expenses, reimbursements, indemnities and other obligations of the Foreign Borrowers to the Lenders or to any Lender, the Agent, the Issuing Bank or any indemnified party arising under the Loan Documents to which such Foreign Borrower is a party.

“Foreign Pledge Agreement” means each pledge agreement or mortgage executed by any Loan Party in order to grant a security interest to the Agent to secure the Obligations and/or the Foreign Obligations, as applicable.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States of America, any state thereof or the District of Columbia.

“Foreign Subsidiary Total Assets” means the total amount of all assets of Foreign Subsidiaries of the U.S. Borrower, determined on a consolidated basis in accordance with GAAP.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Funded Debt” means all Indebtedness of the U.S. Borrower and its Restricted Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including Indebtedness in respect of the Loans.

“GAAP” means generally accepted accounting principles in the United States of America that are in effect on the Closing Date.

“German Borrowers” shall mean the German-1 Borrower and the German-2 Borrower and “German Borrower” shall mean either one of them.

“German-1 Borrower” has the meaning specified in the preamble to this Agreement.

“German-2 Borrower” has the meaning specified in the preamble to this Agreement.

“German Lending Office” means, with respect to any Lender, the office of such Lender specified as its “German Lending Office” in its Administrative Questionnaire or such other office of such Lender as such Lender may from time to time specify to the U.S. Borrower and the Agent.

“German Qualifying Lender” means (i) a Lender which is (otherwise than by reason of being a Treaty Lender) able to receive interest from that Borrower without any deduction or withholding for or on account of any Indemnified Taxes or Other Taxes imposed by Germany or any of its political subdivisions or (ii) a Treaty Lender.

“German Revolving Available Credit” means, at any time, (a) the then effective German Revolving Commitments minus (b) the aggregate German Revolving Outstandings at such time.

“German Revolving Borrowing” means German Revolving Loans made on the same day by the German Revolving Lenders ratably according to their respective German Revolving Commitments.

“German Revolving Commitment” means, with respect to each German Revolving Lender, the commitment of such German Revolving Lender to make German Revolving Loans in the aggregate principal amount equal to the Dollar Equivalent of the amount set forth opposite such German Revolving Lender’s name on the Commitment Schedule under the caption “German Revolving Commitment,” as amended to reflect each Assignment and Assumption executed by such German Revolving Lender and as such amount may be reduced pursuant to this Agreement, and “German Revolving Commitments” shall mean the aggregate German Revolving Commitments of all German Revolving Lenders, which amount, initially as of the Closing Date, shall be $30.0 million.

“German Revolving Facility” means the German Revolving Commitments and the provisions herein related to the German Revolving Loans and, to the extent issued pursuant to the German Revolving Commitments, Revolving Letters of Credit.

“German Revolving Lender” means a Lender with a German Revolving Commitment, in its capacity as such.

“German Revolving Loan” has the meaning specified in Section 2.01(a)(iii).

“German Revolving Outstandings” means, at any particular time, the sum of (a) the Dollar Equivalent of the principal amount of the German Revolving Loans outstanding at such time and (b) the Revolving LC Exposure under the German Revolving Facility at such time.

“German Term Commitment” means with respect to any German Term Lender, the German Term-1 Commitment of such Lender and the German Term-2 Commitment of such German Term Lender.

“German Term-1 Commitment” means, with respect to any German Term Lender, the commitment of such German Term Lender to make German Term-1 Loans to the German-1 Borrower in an aggregate principal amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “German Term-1 Commitment,” and “German Term-1 Commitments” means the aggregate German Term-1 Commitments of all German Term Lenders, which amount, initially as of the Closing Date, was €30.0 million.

“German Term-2 Commitment” means, with respect to any German Term Lender, the commitment of such German Term Lender to make German Term-2 Loans to the German-2 Borrower in an aggregate principal amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “German Term-2 Commitment,” and “German Term-2 Commitments” means the aggregate German Term-2 Commitments of all German Term Lenders, which amount, initially as of the Closing Date, was €40.0 million.

“German Term Lender” means each Lender that has a German Term Commitment or that holds a German Term Loan.

“German Term Loan” has the meaning specified in Section 2.01(b)(iii).

“German Term-1 Loans” has the meaning specified in Section 2.01(b)(iii).

“German Term-2 Loans” has the meaning specified in Section 2.01(b)(iii).

“German Term Loan Facility” means the German Term Commitments and the provisions herein related to the German Term Loans.

“Governmental Authority” means the government of the United States of America, any other nation, sovereign or government, any state, province or territory or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations, and, when used as a verb, shall have a corresponding meaning.

“Guaranteed Obligations” has the meaning assigned to such term in Section 10.01(a).

“Guarantor Percentage” has the meaning assigned to such term in Section 10.10.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates,

asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated as hazardous or deleterious pursuant to any Environmental Law.

“Hedge Agreement” means any agreement with respect to any Derivative Transaction between the U.S. Borrower or any Restricted Subsidiary and any other Person.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and other agreements or arrangements.

“Holdings” has the meaning assigned to such term in the preamble to this Agreement.

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary designated as such in writing by the U.S. Borrower that (i) contributed 2.5% or less of EBITDA of the U.S. Borrower for the most recently ended period of four fiscal quarters for which financial statements have been delivered pursuant to Section 5.01 and (ii) had consolidated assets representing 2.5% or less of Total Assets on the last day of the most recent fiscal quarter for which financial statements have been delivered pursuant to Section 5.01. The Immaterial Subsidiaries as of the Closing Date are listed on Schedule 1.01(a).

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Increased Amount Date” has the meaning assigned to such term in Section 2.19(a).

“incur” has the meaning set forth in Section 6.01(a).

“incurrence” has the meaning set forth in Section 6.01(a).

“Indebtedness” means, with respect to any Person, (a) any indebtedness (including principal and premium) of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, (iv) advances under, or in respect of Receivables Facilities or Business Securitization Facility or (v) representing any Hedging Obligations, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; (b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; (c) to the extent not otherwise included, the obligations of the type referred to in clause (a) of another Person secured by a Lien on any asset owned by such Person, whether or not such obligations are assumed by such Person and whether or not such obligations would appear upon the balance sheet of such Person; provided that the amount of such Indebtedness will be the lesser of the fair market value of such asset at the date of determination and the amount of Indebtedness so secured; and (d) Attributable Debt in respect of Sale and Lease-Back Transactions; provided, however, that notwithstanding the foregoing, Indebtedness will be deemed not to include Contingent Obligations incurred in the ordinary course of business with respect to obligations not constituting Indebtedness.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the U.S. Borrower, qualified to perform the task for which it has been engaged and that is independent of the U.S. Borrower and its Affiliates.

“Information” has the meaning set forth in Section 3.13(a).

“Information Memorandum” means the Confidential Information Memorandum dated January 2007, relating to the U.S. Borrower and the Transactions.

“Initial Extending Lender” means any Lender that is a U.S. Term Lender and LC Facility Lender that has submitted an executed Initial Term Loan Extension Election with respect to all or a portion of its U.S. Term Loans and LC-1 Facility Deposits in accordance with the instructions provided on the signature page to the Amendment Agreement.

“Initial Extension Amount” means, (a) with respect to the U.S. Term Loans of any Initial Extending Lender, the product obtained by multiplying (x) the principal amount of such Lender’s U.S. Term Loans subject to an Initial Term Loan Extension Election by (y) a fraction, the numerator of which is the aggregate principal amount of U.S. Term Loans and LC-1 Facility Deposits accepted for extension and exchange, as applicable, by the U.S. Borrower on the Restatement Effective Date and the denominator of which is the aggregate principal amount of U.S. Term Loans and LC-1 Facility Deposits subject to Initial Term Loan Extension Elections and (b) with respect to LC-1 Facility Deposits, the product obtained by multiplying (x) the amount of such Lender’s LC-1 Facility Deposits subject to an Initial Term Loan Extension Election by (y) a fraction, the numerator of which is the aggregate principal amount of U.S. Term Loans and LC-1 Facility Deposits accepted for extension and exchange, as applicable, by the U.S. Borrower on the Restatement Effective Date and the denominator of which is the aggregate principal amount of U.S. Term Loans and LC-1 Facility Deposits subject to Initial Term Loan Extension Elections; provided that the Initial Extension Amount of each Initial Extending Lender shall be subject to such rounding as the Agent determines to be expedient.

“Initial Term Loan Extension Election” means an election by a U.S. Term Lender, in accordance with the procedures provided for in connection with the Amendment Agreement, to have all or a portion of its U.S. Term Loans converted into U.S. Term B Loans pursuant to Section 2.01(b)(i)(B) and all or a portion of its LC-1 Facility Deposit exchanged for an LC-2 Facility Deposit pursuant to Section 2.01(c)(ii).

“Interbank Rate” means, for any period, (i) in respect of Loans denominated in Dollars, the Federal Funds Rate and (ii) in respect of Loans denominated in any other currency, the Agent’s cost of funds (as reasonably determined by the Agent) for such period.

“Interest Charges” means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person for such period, (b) the consolidated amount of all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock (including any dividends paid to any direct or indirect parent company of the U.S. Borrower in order to permit the payment of dividends by such parent company on its Designated Preferred Stock) paid by such Person and its Restricted Subsidiaries during such period, and (c) the consolidated amount of all cash dividend payments (excluding items eliminated in consolidation) by such Person and its Restricted Subsidiaries on any series of Disqualified Stock made during such period.

“Interest Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Interest Charges of such Person for such period. In the event that the U.S. Borrower or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility that has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Interest Coverage Ratio is made (the “Calculation Date”), then the Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishing of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (the “reference period”).

For purposes of making the computation referred to above, Investments, acquisitions, Dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the U.S. Borrower or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, Dispositions, mergers, consolidations and disposed operations (and the change in any associated Interest Charges and the change in EBITDA resulting therefrom) had occurred on the first day of the reference period; provided that no such pro forma adjustment to EBITDA shall be made in respect of any such transaction to the extent the aggregate consideration in connection therewith was less than $10.0 million for the reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the U.S. Borrower or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, Disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Interest Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, Disposition, merger, consolidation or disposed operation had occurred at the beginning of the reference period (subject to the threshold specified in the previous sentence).

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the U.S. Borrower. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Financial Officer of the U.S. Borrower in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the U.S. Borrower may designate.

“Interest Election Request” means a request by a Borrower to convert or continue a Borrowing in accordance with Section 2.12.

“Interest Period” means (a) in the case of any Eurocurrency Rate Loan or LC Facility Deposit, the applicable Eurocurrency Interest Period and (b) in the case of any BA Rate Loan, the applicable BA Interest Period.

“Internally Generated Funds” means any amount expended by the U.S. Borrower and its Restricted Subsidiaries and not representing (i) a reinvestment by the U.S. Borrower or any Restricted Subsidiaries of the Net Cash Proceeds of any Disposition outside the ordinary course of business or Casualty Event, (ii) the proceeds of any issuance of Indebtedness of the U.S. Borrower or any Restricted Subsidiary (other than Indebtedness under any revolving credit facility) or (iii) any credit received by the U.S. Borrower or any Restricted Subsidiary with respect to any trade in of property for substantially similar property or any “like kind exchange” of assets.

“Investment Grade Securities” means (a) securities issued or directly and fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (other than Cash Equivalents), (b) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the U.S. Borrower and its subsidiaries, (c) investments in any fund that invests exclusively in investments of the type described in clauses (a) and (b), which fund may also hold immaterial amounts of cash pending investment or distribution and (d) corresponding instruments in countries other than the United States of America customarily utilized for high quality investments, in each case, consistent with the U.S. Borrower’s cash management and investment practices.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of guarantees, loans or advances of money or capital contributions to such Person (but excluding any such loan, advance or capital contribution arising in the ordinary course of business and having a term not exceeding 364 days and furthermore excluding, for the avoidance of doubt, any extensions of trade credit in the ordinary course of business) or purchases or other acquisitions of stocks, bonds, debentures, notes or similar securities issued by such Person. For purposes of the definition of “Unrestricted Subsidiary” and Section 6.07, (a) “Investments” shall include the portion (proportionate to the U.S. Borrower’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the U.S. Borrower at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, the U.S. Borrower shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (i) the U.S. Borrower’s “Investment” in such Subsidiary at the time of such redesignation, less (ii) the portion (proportionate to the U.S. Borrower’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation, and (b) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the U.S. Borrower. For the avoidance of doubt, a guarantee by a specified Person of the obligations of another Person (the “primary obligor”) shall be deemed to be an Investment by such specified Person in the primary obligor to the extent of such guarantee except that any guarantee by any Loan Party of the obligations of a primary obligor in favor of a Loan Party shall be deemed to be an Investment by a Loan Party in another Loan Party.

“Irish Borrower” has the meaning specified in the preamble to this Agreement.

“Irish Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Irish Lending Office” in its Administrative Questionnaire or such other office of such Lender as such Lender may from time to time specify to the U.S. Borrower and the Agent.

“Irish Qualifying Lender” means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement and is:

(a) a bank which is licensed, pursuant to Section 9 of the Central Bank Act 1971 of Ireland, to carry on banking business in Ireland and whose Applicable Lending Office is located in Ireland and which is carrying on a bona fide banking business in Ireland for the purposes of Section 246(3) of TCA; or

(b) a building society within the meaning of Section 256(1) of TCA whose Applicable Lending Office is located in Ireland and which is carrying on a bona fide banking business in Ireland for the purposes of Section 246(3) of TCA; or

(c) an authorised credit institution under the terms of the European Union Consolidation Directive (formerly the First European Union Banking Co-Ordination Directive and the Second European Union Banking Co-Ordination Directive) and has duly established a branch in Ireland or has made all necessary notifications to its home state competent authorities required thereunder in relation to its intention to carry on banking business in Ireland and such financial institution is recognised by the Revenue Commissioners in Ireland as carrying on a bona fide banking business in Ireland for the purposes of Section 246(3) of TCA and has its Applicable Lending Office located in Ireland; or

(d) a company resident for tax purposes in a country with which Ireland has entered into a Treaty or resident in a member state of the European Communities (other than Ireland) provided if such person is a company, such company does not provide its commitment through a branch or agency in Ireland; or

(e) a body corporate which advances money in the ordinary course of a trade which includes the lending of money, and whose Applicable Lending Office is located in Ireland, the interest is taken into account in computing the trading income of such a person; and which has complied with the notification requirements under Section 246(5) of TCA; or

(f) a person in respect of which an authorisation granted and not revoked by the Revenue Commissioners of Ireland is subsisting on each interest payment date entitling any Borrower to pay such person interest without deduction of income tax, by virtue of an applicable Treaty between Ireland and the country in which such person is resident for the purposes of such treaty, where such double taxation treaty specifies that no withholding tax is to be made on interest provided such person does not provide its commitment through a branch or agency in Ireland; or

(g) a qualifying company within the meaning of Section 110 of TCA.

“Irish Revolving Available Credit” means, at any time, (a) the then effective aggregate Irish Revolving Commitments minus (b) the aggregate Irish Revolving Outstandings at such time.

“Irish Revolving Borrowing” means Irish Revolving Loans made on the same day by the Irish Revolving Lenders ratably according to their respective Irish Revolving Commitments.

“Irish Revolving Commitment” means, with respect to each Irish Revolving Lender, the commitment of such Lender to make Irish Revolving Loans in the aggregate principal amount outstanding not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “Irish Revolving Commitment,” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “Irish Revolving Commitments” means the aggregate Irish Revolving Commitments of all Irish Revolving Lenders, which amount, initially as of the Closing Date, was $20.0 million.

“Irish Revolving Facility” means the Irish Revolving Commitments and the provisions herein related to the Irish Revolving Loans and, to the extent issued pursuant to the Irish Revolving Commitments, Revolving Letters of Credit.

“Irish Revolving Lender” means each Lender having an Irish Revolving Commitment.

“Irish Revolving Loan” has the meaning specified in Section 2.01(a)(v).

“Irish Revolving Outstandings” means, at any particular time, the sum of (a) the Dollar Equivalent of the aggregate principal amount of the Irish Revolving Loans outstanding at such time and (b) the Revolving LC Exposure under the Irish Revolving Facility at such time.

“Irish Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement is either:

(a) a bank which is licensed, pursuant to Section 9 of the Central Bank Act 1971 of Ireland, to carry on banking business in Ireland and whose Applicable Lending Office is located in Ireland and which is carrying on a bona fide banking business in Ireland for the purposes of Section 246(3) of TCA; or

(b) a building society within the meaning of Section 256(1) of TCA whose Applicable Lending Office is located in Ireland and which is carrying on a bona fide banking business in Ireland for the purposes of Section 246(3) of TCA; or

(c) an authorised credit institution under the terms of the European Union Consolidation Directive (formerly the First European Union Banking Co-Ordination Directive and the Second European Union Banking Co-Ordination Directive) and has duly established a branch in Ireland or has made all necessary notifications to its home state competent authorities required thereunder in relation to its intention to carry on banking business in Ireland and such financial institution is recognised by the Revenue Commissioners in Ireland as carrying on a bona fide banking business in Ireland for the purposes of Section 246(3) of TCA and has its Applicable Lending Office located in Ireland; or

(d) a company resident for tax purposes in a country with which Ireland has entered into a Treaty or resident in a member state of the European Communities (other than Ireland) provided if such person is a company, such company does not provide its commitment through a branch or agency in Ireland; or

(e) a body corporate which advances money in the ordinary course of a trade which includes the lending of money, and whose Applicable Lending Office is located in Ireland, the interest is taken into account in computing the trading income of such a person; and which has complied with the notification requirements under Section 246(5) of TCA; or

(f) a person in respect of which an authorisation granted and not revoked by the Revenue Commissioners of Ireland is subsisting on each interest payment date entitling any Borrower to pay such person interest without deduction of income tax, by virtue of an applicable Treaty between Ireland and the country in which such person is resident for the purposes of such treaty, where such double taxation treaty specifies that no withholding tax is to be made on interest provided such person does not provide its commitment through a branch or agency in Ireland; or

(g) a qualifying company within the meaning of Section 110 of TCA.

“Irish Term Commitment” means, with respect to any Irish Term Lender, the commitment of such Irish Term Lender to make Irish Term Loans to the Irish Borrower in the aggregate principal amount for all such Loans set forth opposite such Lender’s name on the Commitment Schedule under the caption “Irish Term Commitment,” and “Irish Term Commitments” means the aggregate Irish Term Commitments of all Irish Term Lenders, which amount, initially as of the Closing Date, was €44.0 million.

“Irish Term Lender” means each Lender that has an Irish Term Commitment or that holds an Irish Term Loan.

“Irish Term Loan” has the meaning specified in Section 2.01(b)(iv).

“Irish Term Loan Facility” means the Irish Term Commitments and the provisions herein related to the Irish Term Loans.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means (i) with respect to standby Revolving Letters of Credit, JPMorgan Chase Bank, N.A., (ii) with respect to commercial Revolving Letters of Credit denominated in Dollars (but not in any other currency), Wachovia Bank, N.A., (iii) solely with respect to Letters of Credit outstanding on the Restatement Effective Date that are Revolving Letters of Credit issued by it, Citibank, N.A., in each case, in its capacity as an issuer of Revolving Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.04(i)(i), and any other Revolving Lender approved by the Agent and the U.S. Borrower (such approvals not to be unreasonably withheld) which has agreed to act as an Issuing Bank hereunder. Each Issuing Bank may, in its discretion, arrange for one or more Revolving Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Revolving Letters of Credit issued by such Affiliate and, except as otherwise agreed to by such Issuing Bank, all payments required to be made to such Issuing Bank hereunder with respect to Revolving Letters of Credit issued by such Issuing Bank shall instead be made to the Affiliate that issued such Letter of Credit. Notwithstanding the foregoing, no Issuing Bank under a Revolving Facility shall be required to serve as an Issuing Bank under any New Revolving Facility unless it affirmatively consents in writing to do so at or after the time such New Revolving Facility is established.

“Joinder Agreement” has the meaning assigned to such term in Section 5.11.

“Joint Lead Arrangers” means Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc.

“Judgment Currency” has the meaning specified in Section 9.09(f).

“Junior Capital” means (i) any common or preferred Capital Stock of Holdings or the U.S. Borrower that does not (a) provide for scheduled payments of dividends in cash prior to the date that is 91 days after the final maturity date of all Term Loans outstanding on the date of issuance, or (b) become mandatorily redeemable pursuant to a sinking fund obligation or otherwise prior to the date that is 91 days after the final maturity date of all Term Loans outstanding on the date of issuance and (ii) Indebtedness of Holdings or the U.S. Borrower that (a) is unsecured, (b) is expressly subordinated to the prior payment in full in cash of the obligations of Holdings or the U.S. Borrower, as the case may be, hereunder on terms reasonably satisfactory to the Joint Lead Arrangers and the Agent, (c) has a final maturity date that is not earlier than, and provides for no scheduled payments of principal or mandatory redemption obligations prior to, the date that is 91 days after the final maturity date of all Term Loans outstanding on the date of issuance, (d) in the case of Indebtedness, provides for payments of interest solely in-kind until the date that is 91 days after the final maturity date of all Term Loans outstanding on the date of issuance, and (e) in the case of Indebtedness of the U.S. Borrower, such Indebtedness is issued exclusively to, and held exclusively by, Holdings.

“Junior Lien Intercreditor Agreement” means an agreement in substantially the form of Exhibit C to the Amendment Agreement, with such changes thereto as are reasonably acceptable to the Agent and the U.S. Borrower; provided that such changes shall not be materially adverse to the interests of the Lenders.

“Later Expiring LC Facility Deposit” means, at any time with respect to any LC Facility Letter of Credit, each LC Facility Deposit at such time with an LC Facility Maturity Date that is on or after the scheduled expiration date of any Later Expiring LC Facility Letter of Credit that is outstanding at such time.

“Later Expiring LC Facility Letter of Credit” means, at any time and subject to Section 2.04(c), any Letter of Credit with a scheduled expiration date at such time that is on or after the LC Facility Maturity Date for any then outstanding LC Facility Deposit.

“LC-1 Facility Deposits” means the “LC Facility Deposits” (as defined in the Original Credit Agreement) outstanding on the Restatement Effective Date immediately prior to the effectiveness of this Agreement.

“LC-1 Facility Maturity Date” means January 26, 2014.

“LC-2 Facility Deposits” means the deposits deemed made by the Initial Extending Lenders on the Restatement Effective Date pursuant to Section 2.01(c)(ii).

“LC-2 Facility Maturity Date” means July 26, 2016; provided that if any Senior Notes remain outstanding on October 31, 2014, the LC-2 Facility Maturity Date shall be October 31, 2014. For the avoidance of doubt, prior to October 31, 2014 the LC-2 Facility Deposits shall be deemed to be “Later Expiring LC Facility Deposits” with respect to any Letter of Credit with a scheduled expiration date on or after October 31, 2014.

“LC Disbursement” means a Revolving LC Disbursement or an LC Facility LC Disbursement.

“LC Facility” means the LC Facility Commitments, the LC Facility Deposits and the provisions hereof relating to LC Facility Letters of Credit.

“LC Facility Agent” means JPMorgan Chase Bank, N.A., in its capacity as the holder of the LC Facility Deposits and its successors.

“LC Facility Availability Period” means the period from and including the Closing Date to but excluding the earliest of (i) five Business Days prior to the latest LC Facility Maturity Date then in effect and (ii) the date on which all of the LC Facility Deposits are returned to the LC Facility Lenders.

“LC Facility Commitment” means, with respect to any LC Facility Lender on the Closing Date, the commitment of such LC Facility Lender to make an LC-1 Facility Deposit on the Closing Date in an aggregate amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “LC Facility Commitment,” and “LC Facility Commitments” shall mean the aggregate LC Facility Commitments of all LC Facility Lenders, which amount, initially as of the Closing Date, was $250.0 million.

“LC Facility Deposits” means (i) the LC-1 Facility Deposits, (ii) the LC-2 Facility Deposits and (iii) any New LC Facility Deposits that are designated as “LC Facility Deposits” under the existing LC Facility in the applicable supplement pursuant to Section 2.19.

“LC Facility Issuing Bank” has the meaning assigned to such term in the preamble to this Agreement and its successors in such capacity as provided in Section 2.04(i)(ii), and any other Revolving Lender approved by the Agent and the U.S. Borrower (such approvals not to be unreasonably withheld). Each LC Facility Issuing Bank may, in its discretion, arrange for one or more LC Facility Letters of Credit to be issued by Affiliates of such LC Facility Issuing Bank, in which case the term “LC Facility Issuing Bank” shall include any such Affiliate with respect to LC Facility Letters of Credit issued by such Affiliate.

“LC Facility LC Disbursement” means any payment made by the LC Facility Issuing Bank pursuant to an LC Facility Letter of Credit.

“LC Facility LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of the outstanding LC Facility Letters of Credit at such time plus (b) the aggregate amount of all LC Facility LC Disbursements that have not yet been reimbursed by or on behalf of the U.S. Borrower at such time. The LC Facility LC Exposure of any LC Facility Lender at any time shall be its Ratable Portion of the total LC Facility LC Exposure at such time.

“LC Facility LC Fees” has the meaning assigned to such term in Section 2.10(c).

“LC Facility Lender” means a Lender having an LC Facility Participation.

“LC Facility Letter of Credit” means, at any time, a Letter of Credit issued by the LC Facility Issuing Bank pursuant to Section 2.04(a)(i) and shall include the Existing Letters of Credit that are denominated in Dollars. All LC Facility Letters of Credit shall be standby letters of credit.

“LC Facility Maturity Date” means (a) with respect to LC-1 Facility Deposits, the LC-1 Facility Maturity Date, (b) with respect to LC-2 Facility Deposits, the LC-2 Facility Maturity Date or (c) with respect to any New LC Facility Deposits that are designated as increases to the amount of the LC Facility in accordance with the requirements of Section 2.19, the date specified as such in the applicable supplement pursuant to Section 2.19 establishing such New LC Facility Deposits.

“LC Facility Participations” means the obligations and agreements of the LC Facility Lenders under Section 2.04(d)(ii). The amount of the LC Facility Participation of each LC Facility

Lender shall initially be its LC Facility Deposit, as such amount may be (a) reduced from time to time pursuant to Section 2.11 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04.

“Lenders” means the Swingline Lenders and the Persons listed on the Commitment Schedule and any other Person that shall have become a party hereto pursuant to Section 2.19 or an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“Letter of Credit” means any Revolving Letter of Credit or any LC Facility Letter of Credit.

“LIBOR Rate” means, with respect to any Eurocurrency Interest Period, (a) the rate per annum determined by the Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the commencement of such Eurocurrency Interest Period (or, if different, the date on which quotations would customarily be provided by leading banks in the London Interbank Market for deposits of amounts in the relevant currency for delivery on the first day of such Eurocurrency Interest Period) by reference to the applicable Screen Rate for deposits in Dollars, Sterling or Yen, as applicable (as set forth by any service selected by the Agent that has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates), for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBOR Rate” shall be the interest rate per annum determined by the Agent to be the average of the rates per annum at which deposits in Dollars, Sterling or Yen, as applicable, are offered for such relevant Eurocurrency Interest Period to major banks in the London interbank market in London, England by the Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Eurocurrency Interest Period.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the UCC (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Loan Documents” means this Agreement, any promissory notes issued pursuant to this Agreement, the Collateral Documents and the Foreign Borrower Cross-Guarantee. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto.

“Loan Guarantor” means each Loan Party (other than the U.S. Borrower).

“Loan Guaranty” means Article X of this Agreement.

“Loan Parties” means Holdings, the U.S. Borrower, each of the Domestic Subsidiaries of the U.S. Borrower (other than subject to compliance with Section 5.11, (i) any Domestic Subsidiary that is an Immaterial Subsidiary, (ii) any Receivables Subsidiary or (iii) any Business Securitization Subsidiary), and any other Person who becomes a party to this Agreement as a Loan Party pursuant to a Joinder Agreement, and their respective successors and assigns. For the avoidance of doubt, the term “Loan Parties” shall not include any Foreign Borrower or any of its Subsidiaries.

“Loans” means, collectively, the Revolving Loans, Swingline Loans and Term Loans made pursuant to this Agreement.

“Long Term Interest Bearing Receivables” means any interest bearing receivable that is considered long-term debt (Dauerschuld) in accordance with the principles set forth in § 8 no. 1 of the German Trade Tax Act (Gewerbesteuergesetz) and sections 45 and 46 of the German Trade Tax Regulations (Gewerbesteuerrichtlinien) to be applied mutatis mutandis in accordance with marginal notes (Textziffern) 20 and 37 of the decree issued by the German Federal Ministry of Finance on 15 July 2004 (IV – A2 – S2742a – 20/04, BStBl. I 2004, 593).

“Loss Sharing Agreement” means the Loss Sharing Agreement, dated as of the Closing Date among the Lenders (it being understood that no Loan Party and no Borrower is a party to such agreement), as the same may be amended or supplemented from time to time.

“Management Stockholders” means the members of management and their Controlled Investment Affiliates of the U.S. Borrower or its direct or indirect parent (but excluding the Co-Investors) who are holders of Equity Interests of any direct or indirect parent company of the U.S. Borrower on the Closing Date or will become holders of such Equity Interests in connection with the Transactions.

“Mandatory Costs” means, with respect to a Loan or other unpaid sum under the German Term Loan Facility, the Irish Term Loan Facility, the U.K. Term Loan Facility, the German Revolving Facility, the Irish Revolving Facility or the U.K. Revolving Facility, the rate per annum notified by any Lender to the Agent to be the cost to that Lender of compliance with all reserve asset, liquidity or cash margin or other like requirements of the Bank of England, the Financial Services Authority, the Irish Financial Services Regulatory Authority or the European Central Bank and which shall be determined in accordance with Schedule 1.01(f).

“Margin Stock” has the meaning assigned to such term in Regulation U.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or financial condition of the U.S. Borrower and the Restricted Subsidiaries taken as a whole, (b) the ability of the Borrowers and the other Loan Parties (taken as a whole) to perform their obligations under the Loan Documents or (c) the rights of, or remedies available to the Agent or the Lenders under, the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans), or obligations in respect of one or more Hedge Agreements, of any one or more of the U.S. Borrower and the Restricted Subsidiaries in an aggregate principal amount exceeding $100.0 million. For purposes of determining Material Indebtedness, the “obligations” of the U.S. Borrower or any Restricted Subsidiary in respect of any Hedge Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the U.S. Borrower or such Restricted Subsidiary would be required to pay if such Hedge Agreement were terminated at such time.

“Maximum Liability” has the meaning assigned to such term in Section 10.09.

“Merger” has the meaning assigned to such term in the introductory statement to this Agreement.

“Merger Agreement” means the Agreement and Plan of Merger dated as of August 8, 2006, among Holdings, Merger Sub and ARAMARK, as amended from time to time.

“Merger Consideration” has the meaning assigned to such term in the introductory statement to this Agreement.

“Merger Sub” means RMK Acquisition Corporation.

“Minimum Currency Threshold” means (i) in the case of Base Rate Loans, $2.0 million or an integral multiple of $1.0 million in excess thereof, (ii) in the case of Eurocurrency Rate Loans denominated in Dollars, $5.0 million or an integral multiple of $1.0 million in excess thereof, (iii) in the case of Loans denominated in Euro, €2.0 million or an integral multiple of €1.0 million in excess thereof, (iv) in the case of Loans denominated in Sterling, £1.0 million or an integral multiple of £500,000 in excess thereof, (v) in the case of Loans denominated in Canadian Dollars, C$1.0 million or an integral multiple of C$1.0 million in excess thereof and (vi) in the case of Loans denominated in Yen, ¥100.0 million or an integral multiple of ¥100.0 million in excess thereof.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Moody’s Rating” means, at any time, the corporate credit rating (for the avoidance of doubt, without regard to outlook) of the U.S. Borrower at such time as most recently formally published by Moody’s. The U.S. Borrower shall give the Agent prompt notice upon becoming aware of any change in the Moody’s Rating.

“Mortgaged Properties” means, initially, the owned real properties of the Loan Parties specified on Schedule 1.01(b), and shall include each other parcel of real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 5.11.

“Mortgages” means any mortgage, deed of trust or other agreement which conveys or evidences a Lien in favor of the Agent, for the benefit of the Agent and the other Secured Parties, on fee-owned real property of a Loan Party, including any amendment, modification or supplement thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Net Cash Proceeds” means, with respect to any Prepayment Event, (a) the gross cash proceeds (including payments from time to time in respect of installment obligations, if applicable) as and when actually received by or freely transferable for the account of the U.S. Borrower or any of the Restricted Subsidiaries in respect of such Prepayment Event, less (b) the sum of:

(i) the amount, if any, of all taxes paid or estimated to be payable by the U.S. Borrower or any of the Restricted Subsidiaries in connection with such Prepayment Event,

(ii) the amount of any reasonable reserve established in accordance with GAAP in respect of (A) the sale price of the assets that are the subject of an Asset Sale Prepayment Event (including in respect of working capital adjustments or an evaluation of such assets) or (B) any liabilities (other than any taxes deducted pursuant to clause (i) above) (x) associated with the assets that are the subject of such Prepayment Event and (y) retained by the U.S. Borrower or any of the Restricted Subsidiaries, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any purchase price adjustments or such liability) shall be deemed to be Net Cash Proceeds of such a Prepayment Event occurring on the date of such reduction,

(iii) the principal amount, premium or penalty, if any, interest and other amounts payable on or in respect of any Indebtedness secured by a Lien on the assets that are the subject of such Prepayment Event (other than Indebtedness under this Agreement and Permitted Refinancing Notes) to the extent that such Indebtedness is or, under the instrument creating or evidencing such Indebtedness, is required to be repaid upon consummation of such Prepayment Event,

(iv) in the case of any Asset Sale Prepayment Event or Casualty Event, the amount of any proceeds of such Prepayment Event that the U.S. Borrower or any Restricted Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period) in the business of the U.S. Borrower or any of the Restricted Subsidiaries; provided that any portion of such proceeds that has not been so reinvested within such Reinvestment Period (with respect to such Prepayment Event, the “Deferred Net Cash Proceeds”) shall (x) be deemed to be Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event occurring on the last day of such Reinvestment Period, and (y) be applied to the repayment of Term Loans in accordance with Section 2.09(b) and

(v) the reasonable out-of-pocket fees and expenses actually incurred in connection with such Prepayment Event.

“Net Daily Amount” has the meaning specified in Section 2.04(b).

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“New Commitments” has the meaning assigned thereto in Section 2.19(a).

“New LC Facility Commitments” has the meaning assigned thereto in Section 2.19(a).

“New LC Facility Deposit” has the meaning assigned thereto in Section 2.19(d).

“New LC Facility Lender” has the meaning assigned thereto in Section 2.19(d).

“New Lender” means each Lender providing a New Commitment.

“New Revolving Commitments” has the meaning assigned thereto in Section 2.19(a).

“New Revolving Facility” has the meaning assigned thereto in Section 2.19(a).

“New Revolving Lender” has the meaning assigned thereto in Section 2.19(b).

“New Revolving Loan” has the meaning assigned thereto in Section 2.19(b).

“New Term Commitments” has the meaning assigned thereto in Section 2.19(a).

“New Term Loan” has the meaning assigned thereto in Section 2.19(c).

“New Term Loan Lender” has the meaning assigned thereto in Section 2.19(c).

“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(e).

“Non-Funding Lender” has the meaning provided in Section 2.02(e).

“Non-Paying Guarantor” has the meaning assigned to such term in Section 10.10.

“Non-U.S. Lender” means a Person that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Notice of Intent to Cure” has the meaning assigned to such term in Section 5.01(c).

“Obligated Party” has the meaning assigned to such term in Section 10.02.

“Obligations” means the Domestic Obligations and the Foreign Obligations.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the U.S. Borrower.

“Officers’ Certificate” means a certificate signed on behalf of the U.S. Borrower by two Officers of the U.S. Borrower, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the U.S. Borrower.

“Original Credit Agreement” has the meaning assigned to such term in the recitals.

“Other Information” has the meaning assigned to such term in Section 3.13(b).

“Other Taxes” means any and all present or future stamp, registration or documentary taxes or any other excise or property taxes, charges or similar levies or Taxes arising from any payment made or required to be made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement and any interest, penalties or additions to tax related thereto.

“Participant” has the meaning assigned to such term in Section 9.04(c).

“Participant Register” has the meaning assigned to such term in Section 9.04(c).

“Paying Guarantor” has the meaning assigned to such term in Section 10.10.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Perfection Certificate” means a certificate in the form of Exhibit I to the Security Agreement or any other form approved by the Agent.

“Permitted Business” means any business conducted by the U.S. Borrower or any of its Restricted Subsidiaries that is not in contravention of Section 6.13.

“Permitted Capital Expenditure Amount” has the meaning provided in Section 6.11(b).

“Permitted Holders” means each of the Sponsors, the Co-Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, the Sponsors, the Co-Investors and Management Stockholders, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the U.S. Borrower or any of its direct or indirect parent companies.

“Permitted Investments” means:

(a) any Investment (i) by the U.S. Borrower or any Subsidiary Guarantor in the U.S. Borrower or any Subsidiary Guarantor, (ii) by any Restricted Subsidiary that is not a Subsidiary Guarantor in any other Restricted Subsidiary that is not a Subsidiary Guarantor, (iii) arising as a result of any transfers of cash or marketable securities among the U.S. Borrower and the Restricted Subsidiaries and (iv) by any Restricted Subsidiary that is not a Subsidiary Guarantor in the U.S. Borrower or any Subsidiary Guarantor (so long as no Capital Stock of any Subsidiary Guarantor is transferred to a Restricted Subsidiary that is not a Subsidiary Guarantor in connection with such Investment);

(b) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(c)(i) any Investment of cash and marketable securities by the U.S. Borrower or any Restricted Subsidiary in any Person (or in exchange for the Equity Interests of such Person) if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or, (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the U.S. Borrower or a Restricted Subsidiary; (ii) any Investment held by such Person and not acquired by such Person in contemplation of such acquisition, merger consolidation or transfer; and (iii) any Investment of cash and marketable securities by the U.S. Borrower or any Restricted Subsidiary in exchange for all or any portion of a business if, as a result of such Investment, the assets acquired thereby become owned by the U.S. Borrower or any Restricted Subsidiary; provided that the requirement that such Investment be in the form of cash and marketable securities under this clause (c) shall not apply to (i) Investments in Persons that become Subsidiary Guarantors or are merged, consolidated or amalgamated with or liquidated into, or transfer or convey substantially all of their assets to, the U.S. Borrower or a Subsidiary Guarantor, and (ii) Investments by Restricted Subsidiaries that are not Subsidiary Guarantors in Persons that become Restricted Subsidiaries that are not Subsidiary Guarantors or are merged, consolidated with or liquidated into, or transfer or convey all or substantially all of their assets to, a Restricted Subsidiary that is not a Subsidiary Guarantor.

(d) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with a Disposition made pursuant to Section 6.06;

(e) any Investment existing on the Closing Date or made pursuant to legally binding written commitments in existence on the Closing Date;

(f) loans and advances to, and guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding at any one time, in the aggregate;

(g) any Investment acquired by the U.S. Borrower or any Restricted Subsidiary (i) in exchange for any other Investment or accounts receivable held by the U.S. Borrower or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Person in which such other Investment is made or which is the obligor with respect to such accounts receivable, (ii) in satisfaction of judgments against other Persons or (iii) as a result of a foreclosure by the U.S. Borrower or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any Investment in default;

(h) Hedging Obligations permitted under Section 6.01(b)(xii);

(i) loans and advances to officers, directors and employees (i) for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or (ii) to fund such Person’s purchase of Equity Interests of the U.S. Borrower or any direct or indirect parent company thereof under compensation plans approved by the Board of Directors of the U.S. Borrower or the compensation committee thereof in good faith; provided that to the extent that the net proceeds of any such purchase is made to any direct or indirect parent of the U.S. Borrower, such net proceeds are contributed to the U.S. Borrower;

(j) Investments the payment for which consists of Equity Interests of Holdings, or any of its direct or indirect parent companies;

(k)(i) performance guarantees in the ordinary course of business, (ii) guarantees expressly permitted under Section 6.01(b)(xiv) and (iii) guarantees of obligations of the U.S. Borrower or any Restricted Subsidiary to any employee benefit plan of the U.S. Borrower and its Restricted Subsidiaries and any Person acting in its capacity as trustee, agent or other fiduciary of any such plan;

(l) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons in the ordinary course of business;

(m) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(n) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contracts;

(o) Investments in, and solely to the extent contemplated by the organizational documents (as in existence on the Closing Date) of, joint ventures to which the U.S. Borrower or its Restricted Subsidiaries are a party on the Closing Date;

(p) customary Investments relating to a Receivables Facility or Business Securitization Facility;

(q) Investments out of the Applicable Amount; provided that no Investment in any Unrestricted Subsidiary shall be permitted pursuant to this clause (q) unless at the time of the making of such Investment, the U.S. Borrower would have been permitted to make a Restricted Payment in the amount of such Investment in reliance on Section 6.04(i);

(r) Investments out of Excluded Contributions;

(s) any transaction to the extent it constitutes an Investment that is permitted under Section 6.04 or is made in accordance with the provisions of Section 6.05(b) (other than any transaction set forth in clauses (i), (v) and (xiv) of Section 6.05(b);

(t) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (t) that are at that time outstanding, not to exceed an amount equal to the greater of (x) $500.0 million and (y) 5.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that the fair market value of Investments (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) in Unrestricted Subsidiaries under this clause (t) shall not exceed the greater of (x) $250.0 million and (y) 2.5% of Total Assets; and

(u) Investments in an amount (when taken together with all Restricted Payments made in reliance on Section 6.04(xii)) not to exceed the greater of (x) $200.0 million and (y) 2.0% of Total Assets.

“Permitted Liens” means, with respect to any Person:

(a) (i) Liens on accounts, payment intangibles and related assets to secure any Receivables Facility, (ii) Liens on the assets of a Business Securitization Subsidiary securing its obligations under any Business Securitization Facility and (iii) Liens arising under the Loan Documents;

(b) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits to secure bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(c) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, in each case, for sums not yet overdue for a period of more than thirty (30) days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(d) Liens for taxes, assessments or other governmental charges or claims not yet overdue for a period of more than thirty (30) days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(e) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(f) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties, in each case, which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(g) Liens existing on the Closing Date; provided that any Lien securing Funded Indebtedness in excess of (x) $75.0 million individually or (y) $100.0 million in the aggregate (when taken together with all other Liens securing obligations outstanding in reliance on this clause (g) that are not listed on Schedule 6.02) shall only be permitted to the extent such Lien is listed on Schedule 6.02;

(h) Liens on property of a Person at the time such Person becomes a Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; provided, further, that such Liens may not extend to any other property owned by the U.S. Borrower or any Restricted Subsidiary;

(i) Liens on property at the time the U.S. Borrower or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the U.S. Borrower or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by the U.S. Borrower or any Restricted Subsidiary;

(j) Liens securing Indebtedness or other obligations of the U.S. Borrower or a Restricted Subsidiary owing to the U.S. Borrower or another Restricted Subsidiary permitted to be incurred in accordance with clause (ix) or (x) of Section 6.01(b);

(k) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(l) leases, subleases, licenses and sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the U.S. Borrower or any of the Restricted Subsidiaries and do not secure any Indebtedness;

(m) Liens arising from financing statement filings under the UCC or similar state or provincial laws regarding operating leases entered into by the U.S. Borrower and its Restricted Subsidiaries in the ordinary course of business;

(n) Liens in favor of the U.S. Borrower or any Subsidiary Guarantor;

(o) Liens on inventory or equipment of the U.S. Borrower or any Restricted Subsidiary granted in the ordinary course of business to the U.S. Borrower’s or such Restricted Subsidiary’s client at which such inventory or equipment is located;

(p) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (g), (h), (i) and (q) of this definition; provided that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (g), (h), (i) and (q) of this definition at the time the original Lien became a Permitted Lien pursuant this Agreement, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(q) Liens securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(vi), (b)(xix), (b)(xxi) and (b)(xxii); provided that (A) Liens securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(vi) do not at any time encumber any property other than the property financed by such Indebtedness and the proceeds and the products thereof, (B) Liens securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(xix) extend only to the assets of Foreign Subsidiaries, (C) Liens securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(xxi) only extend to the property Disposed of in the applicable Sale and Lease-Back Transaction and (D) Liens securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(xxii) are solely on acquired property or the assets (including any acquired Equity Interests) of the Acquired Entity or Business, as the case may be;

(r) deposits in the ordinary course of business to secure liability to insurance carriers;

(s) Liens securing judgments for the payment of money not constituting an Event of Default under clause (h) of Section 7.01, so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment and have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(t) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(u) Liens (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of setoff) and which are within the general parameters customary in the banking industry;

(v) Liens that are contractual rights of setoff (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the U.S. Borrower or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the U.S. Borrower and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the U.S. Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(w) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(x) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 6.01; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreement;

(y) Liens on the assets of any Foreign Subsidiary of ARAMARK BVI Limited (or any successor thereto) related to the U.S. Borrower’s Chilean operations, including, without limitation, Central de Restaurantes ARAMARK Ltda. securing Indebtedness permitted to be incurred pursuant to Section 6.01(b)(xxiv);

(z) other Liens securing obligations in an aggregate amount not to exceed the greater of (x) $100.0 million and (y) 1% of Total Assets at any one time outstanding;

(aa) Liens on the assets of Foreign Subsidiaries securing Hedging Obligations entered into by such Foreign Subsidiaries that are permitted by Section 6.01(b)(xii) and that do not constitute Secured Obligations; and

(bb) Liens on the Collateral (or any portion thereof) securing Permitted Refinancing Notes issued pursuant to Section 6.01(b)(xxv), so long as at the time of the incurrence of such Indebtedness the holders of such Indebtedness (or a representative thereof on behalf of such holders) shall have entered into a First Lien Intercreditor Agreement or Junior Lien Intercreditor Agreement with the Agent agreeing that such Liens are subject to the terms thereof.

“Permitted Refinancing Notes” means senior secured notes, senior unsecured or senior subordinated debt securities of the U.S. Borrower incurred after the Restatement Effective Date (a) the terms of which do not provide for any scheduled principal repayment, mandatory redemption or sinking fund obligations prior to the final maturity date of all Term Loans outstanding on the date such debt securities are issued (other than customary offers to repurchase upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default), (b) the covenants, events of default, guarantees, collateral and other terms of which (other than interest rate, call protection and redemption premiums), taken as a whole, are not more restrictive to the U.S. Borrower and the Subsidiaries than those set forth in this Agreement; provided that a certificate of a Financial Officer of the U.S. Borrower delivered to the Agent in good faith at least three Business Days (or such shorter period as the Agent may reasonably agree) prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the U.S. Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirement shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement, (c) of which no Subsidiary of the U.S. Borrower is an issuer or guarantor other than any Loan Party and (d) which are not secured by any Liens on any assets of the U.S. Borrower or any of its Subsidiaries other than assets of the Loan Parties that constitute Collateral.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the U.S. Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Prepayment Event” means any Asset Sale Prepayment Event, Debt Incurrence Prepayment Event or Casualty Event.

“Prime Rate” means the rate of interest per annum determined from time to time by the Agent as its prime rate in effect at its principal office in New York City and notified to the U.S. Borrower.

“Principal Properties” has the meaning given such term by the Security Agreement.

“Projections” means the projections of the U.S. Borrower and the Restricted Subsidiaries included in the Information Memorandum and any other projections and any forward-looking statements of such entities furnished to the Lenders or the Agent by or on behalf of Holdings, the U.S. Borrower or any of the Subsidiaries prior to the Closing Date.

“Qualified Proceeds” means assets that are used or useful in a Permitted Business; provided that the fair market value of any such assets shall be determined by the U.S. Borrower in good faith.

“Qualifying IPO” means the issuance by Holdings, any direct or indirect parent of Holdings of its common Equity Interests in an underwritten primary public offering (other than a public offering pursuant to a registration statement on Form S-8) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act (whether alone or in connection with a secondary public offering).

“Qualifying Lender” means an Irish Qualifying Lender, a German Qualifying Lender or a U.K. Qualifying Lender.

“Ratable Portion” means, (i) with respect to any Revolving Lender under any Revolving Facility, the percentage obtained by dividing the amount of Revolving Commitments of such Revolving Lender under such Revolving Facility by the aggregate amount of Revolving Commitments of all Revolving Lenders under such Revolving Facility (or if the Revolving Commitments under such Revolving Facility have been terminated, the percentage obtained by dividing the Revolving Loans outstanding of such Revolving Lender under such Revolving Facility by the Revolving Loans outstanding of all Revolving Lenders under such Revolving Facility), (ii) with respect to any Term Loan Lender under any Term Loan Facility, the percentage obtained by dividing the amount of Term Loans held by such Term Loan Lender under such Term Loan Facility by the aggregate amount of Term Loans of all Term Loan Lenders under such Term Loan Facility and (iii) subject to the following sentence, with respect to any LC Facility Lender, the percentage obtained by dividing the amount of such LC Facility Lender’s LC Facility Participation by the aggregate amount of LC Facility Participations of all LC Facility Lenders. Notwithstanding the foregoing, if at any time any Later Expiring LC Facility Letter of Credit is issued, amended, extended or renewed, the Ratable Portion of each LC Facility Lender’s Ratable Portion of each LC Facility Letter of Credit shall be automatically reallocated as follows (until the next adjustment pursuant to the proviso below):

(a) each LC Facility Deposit that is not a Later Expiring LC Facility Deposit (a “Disregarded LC Facility Deposit”) with respect to such Later Expiring LC Facility Letter of Credit shall be disregarded for purposes of making the computations set forth in clause (iii) of the previous sentence such that only the Later Expiring LC Facility Deposits of each LC Facility Lender with respect to such Later Expiring LC Facility Letter of Credit are included in such calculation for such purpose;

(b) the amount, if any, of the aggregate increase (measured in Dollars) of each LC Facility Lender’s Ratable Portion (the “Increased Amount”) of such Later Expiring LC Facility Letter of Credit resulting from the application of clause (a) above to such Later Expiring LC Facility Letter of Credit shall be deducted for purposes of calculating such LC Facility Lender’s Ratable Portion of the other then outstanding LC Facility Letters of Credit by applying such Increased Amount to reduce the Dollar amount of such Lender’s Ratable Portion in each other LC Facility Letters of Credit (but not below zero) in the direct order of then scheduled expiration for each such LC Facility Letters of Credit for purposes of making the calculations set forth in clause (iii) of the previous sentence; and

(c) the Disregarded LC Facility Deposits shall be applied (with application pursuant to this clause (c) made by applying the provisions set forth in this clause first to all LC Facility Deposits with the earliest LC Facility Maturity Date on a pro rata basis among the LC Facility Lenders prior to application to any Disregarded LC Facility Deposits with a later LC Facility Maturity Date) to increase the aggregate Dollar amount of the Ratable Portions of each LC Facility Lender in each LC Facility Letter of Credit that is not a Later Expiring LC Facility Letter of Credit with respect to such Disregarded LC Facility Deposit on a pro rata basis among such non-Later Expiring LC Facility Letters of Credit based on the respective aggregate Dollar amount of the decreases in the Ratable Portions of all LC Facility Letters of Credit therein resulting from the application of clause (b) above;

; provided that, for so long as any Later Expiring LC Facility Letter of Credit is outstanding with respect to any LC Facility LC Deposit then held by the LC Facility Agent, on each date on which any LC Facility Letter of Credit is issued, extended, renewed, reduced or returned (including any increase or decrease in the face amount thereof), each Later Expiring LC Facility Letter of Credit shall be deemed to have been issued on such date for purposes of calculating the Ratable Portions of the LC Facility Lenders in each LC Facility Letter of Credit.

“Receivables Facility” means the receivables facility established for ARAMARK Receivables, LLC pursuant to the amended and restated Receivables Purchase Agreement, dated as of the Closing Date, among ARAMARK Receivables, LLC and the other parties thereto and one or more additional receivables financing facilities, in each case, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Indebtedness of which is non-recourse (except for Standard Receivables Facility Undertakings) to the U.S. Borrower and its Restricted Subsidiaries, other than any Receivables Subsidiary, pursuant to which the U.S. Borrower or any of its Restricted Subsidiaries sells its accounts, payment intangibles and related assets to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts, payment intangibles and related assets to a Person that is not a Restricted Subsidiary.

“Receivables Facility Repurchase Obligation” means any obligation of the U.S. Borrower or a Restricted Subsidiary that is a seller of assets in a Receivables Facility to repurchase the assets it sold thereunder as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed solely for the purpose of engaging, and that engages only, in one or more Receivables Facilities.

“Refinancing Indebtedness” has the meaning assigned to such term in Section 6.01(b)(xv).

“Refinancing Term Loan” means any New Term Loan that is designated as a “Refinancing Term Loan” in the applicable supplement creating such New Term Loan in accordance with Section 2.19.

“Register” has the meaning assigned to such term in Section 9.04(b)(iv).

“Registration Rights Agreement” means the Registration Rights Agreement relating to the Senior Notes, dated as of the Closing Date, among the U.S. Borrower, each Subsidiary Guarantor, Goldman Sachs & Co., J.P. Morgan Securities Inc. and the other initial purchasers named therein.

“Regulation T” means Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof, and any successor provision thereto.

“Regulation U” means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof, and any successor provision thereto.

“Regulation X” means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof, and any successor provision thereto.

“Reinvestment Period” means 15 months following the date of an Asset Sale Prepayment Event or Casualty Event (or, if later, 180 days after the date the U.S. Borrower or a Restricted Subsidiary has entered into a binding commitment to reinvest the proceeds of any such Asset Sale Prepayment Event or Casualty Event prior to the expiration of such 15 months).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, trustees, employees, agents and advisors of such Person and such Person’s Affiliates.

“Related Person” means any person which is a substantial shareholder (wesentlich beteiligter Anteilseigner) within the meaning of §8a para. 3 German Corporate Income Tax Act (Körperschaftsteuergesetz) of a German Borrower or any person related within the meaning of §1 para. 2 German Foreign Tax Act (Außensteuergesetz) to such substantial shareholder.

“Relevant Borrower’s Tax Jurisdiction” means the jurisdiction in which a Borrower is resident for Tax purposes.

“Remaining Term Percentage” means, with respect to any Term Loan Facility, 100% on the date such Term Loan Facility is established; provided that on each date (and thereafter, until the next adjustment pursuant to this proviso) that any Term Loans under such Term Loan Facility are converted to Term Loans under any other Term Loan Facility (including the conversion of U.S. Term Loans to U.S. Term B Loans on the Restatement Effective Date) the Remaining Term Percentage with respect to such Term Loan Facility shall be equal to the product of (i) the Remaining Term Percentage for such Term Loan Facility in effect immediately prior to such conversion on such date multiplied by (ii) a fraction, (x) the numerator of which is the principal amount of Term Loans under such Term Loan Facility on the specified date following the conversion of Term Loans occurring on such date and (y) the denominator of which is the principal amount of Term Loans outstanding on such date under such Term Loan Facility immediately prior to such conversion.

“Replacement LC Facility Commitments” means New LC Facility Commitments that are designated in the applicable supplement creating such New LC Facility Commitments in accordance with Section 2.19 as “Replacement LC Facility Commitments”; provided that New LC Facility Commitments may only be designated as “Replacement LC Facility Commitments” if after giving effect to the establishment of such Replacement LC Facility Commitments on any Increased Amount Date (and any concurrent reduction in the amount of any other New LC Facility Commitments, LC Facility Deposits or New LC Facility Deposits), the aggregate amount of LC Facility Deposits and New LC Facility Deposits plus the aggregate amount of New LC Facility Commitments in effect would not exceed the sum of (x) $200.0 million plus (y) the amount of New LC Facility Deposits (other than Replacement LC Facility Deposits) established following the Restatement Effective Date.

“Replacement Revolving Commitments” means New Revolving Commitments that are designated in the applicable supplement creating such New Revolving Commitments in accordance with Section 2.19 as “Replacement Revolving Commitments”; provided that New Revolving Commitments may only be designated as “Replacement Revolving Commitments” if after giving effect to the establishment of such Replacement Revolving Commitments on any Increased Amount Date (and any concurrent reduction in the amount of any other Revolving Commitments), the aggregate amount of Revolving Commitments in effect would not exceed the sum of (x) $600.0 million plus (y) the amount of New Revolving Commitments (other than Replacement Revolving Commitments) established following the Restatement Effective Date.

“Required Class Lenders” means (i) with respect to any Term Loan Facility, Lenders holding more than 50% of the Term Commitments and Term Loans under such Term Loan Facility, (ii) with respect to any Revolving Facility, Lenders holding more than 50% of the Revolving Commitments under such Revolving Facility or, if the Revolving Credit Termination Date has occurred with respect to such Revolving Facility, more than 50% of the Revolving Credit Outstandings under such Revolving Facility, (iii) with respect to the Revolving Facilities, the Required Revolving Lenders, and (iv) with respect to LC Facility Lenders, LC Facility Lenders having more than 50% of the aggregate LC Facility Participations. A Non-Funding Lender shall not be included in the calculation of “Required Class Lenders.”

“Required Lenders” means, collectively, Lenders having more than 50% of the sum of the Dollar Equivalent of (a) the aggregate outstanding amount of the Revolving Commitments or, with respect to any Revolving Facility after the Revolving Credit Termination Date with respect to such Revolving Facility, the Revolving Credit Outstandings under such Revolving Facility), (b) the aggregate outstanding amount of the Term Commitments or, after the Closing Date, the aggregate principal amount of all Term Loans then outstanding and (c) the aggregate LC Facility Participations then outstanding. A Non-Funding Lender shall not be included in the calculation of “Required Lenders.”

“Required Revolving Lenders” means, collectively, Lenders having more than 50% of the sum of the Dollar Equivalent of the aggregate outstanding amount of the Revolving Commitments or, with respect to any Revolving Facility after the Revolving Credit Termination Date with respect to such Revolving Facility, the Revolving Outstandings under such Revolving Facility. A Non-Funding Lender shall not be included in the calculation of “Required Revolving Lenders.”

“Requirement of Law” means, as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule, executive order or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” of any Person means the chief executive officer, the president, any vice president, any director, the chief operating officer or any financial officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement, and, as to any document delivered on the Closing Date (but subject to the express requirements set forth in Section 4.01), shall include any secretary or assistant secretary of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restatement Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied.

“Restricted Payments” has the meaning assigned to such term in Section 6.04.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the U.S. Borrower (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Revolving Available Credit” means (i) in the case of the U.S. Revolving Facility, the U.S. Revolving Available Credit, (ii) in the case of the Canadian Revolving Facility, the Canadian Revolving Available Credit, (iii) in the case of the U.K. Revolving Facility, the U.K. Revolving Available Credit, (iv) in the case of the German Revolving Facility, the German Revolving Available Credit and (v) in the case of the Irish Revolving Facility, the Irish Revolving Available Credit.

“Revolving Commitment Fee” has the meaning assigned to such term in Section 2.10(a).

“Revolving Commitments” means the U.S. Revolving Commitments, the U.K. Revolving Commitments, the German Revolving Commitments, the Canadian Revolving Commitments, the Irish Revolving Commitments and any New Revolving Commitments under any New Revolving Facility.

“Revolving Credit Borrowing” means any U.S. Revolving Borrowing, any U.K. Revolving Borrowing, any German Revolving Borrowing, any Canadian Revolving Borrowing or any Irish Revolving Borrowing.

“Revolving Credit Note” means a promissory note of the U.S. Borrower, the U.K. Borrower, the German-1 Borrower, the German-2 Borrower, the Canadian Borrower or the Irish Borrower, as applicable, substantially in the form of Exhibit F-1.

“Revolving Credit Outstandings” means, at any particular time, the sum of (a) the U.S. Revolving Outstandings, (b) the U.K. Revolving Outstandings, (c) the German Revolving Outstandings, (d) the Canadian Revolving Outstandings and (e) the Irish Revolving Outstandings.

“Revolving Credit Termination Date” means, with respect to any Revolving Facility, the earliest of (a) the Scheduled Termination Date for such Revolving Facility, (b) the date of termination of all of the Revolving Commitments under such Revolving Facility pursuant to Section 2.05(a) and (c) the date on which the Loans under such Revolving Facility become due and payable pursuant to Section 7.02(a) or the Revolving Commitments under such Revolving Facility are terminated.

“Revolving Facilities” means the U.S. Revolving Facility, the U.K. Revolving Facility, the German Revolving Facility, the Canadian Revolving Facility, the Irish Revolving Facility and each New Revolving Facility and “Revolving Facility” refers to any such facility individually.

“Revolving LC Disbursement” means a payment made by an Issuing Bank pursuant to a Revolving Letter of Credit.

“Revolving LC Exposure” means, at any time, with respect to any Revolving Facility, the Dollar Equivalent of the sum of (a) the aggregate undrawn amount of all outstanding Revolving Letters of Credit under such Revolving Facility at such time plus (b) the aggregate amount of all Revolving LC Disbursements in respect of Revolving Letters of Credit outstanding under such Revolving Facility that have not yet been reimbursed by or on behalf of the Borrowers at such time. The Revolving LC Exposure of any Revolving Lender under any Revolving Facility at any time shall be its Ratable Portion of the total Revolving LC Exposure under such Revolving Facility at such time.

“Revolving LC Fees” has the meaning assigned to such term in Section 2.10(b)(ii).

“Revolving Lender” means each U.S. Revolving Lender, U.K. Revolving Lender, German Revolving Lender, Canadian Revolving Lender, Irish Revolving Lender or New Revolving Lender.

“Revolving Letter of Credit” means each Letter of Credit issued pursuant to Section 2.04(a)(ii) and shall include the Existing Letters of Credit that are denominated in Canadian Dollars. A Revolving Letter of Credit may be issued as a standby letter of credit or a commercial letter of credit. Revolving Letters of Credit shall not be issued in a form that would permit the face amount to be reinstated upon the occurrence of a draw under such letter of credit.

“Revolving Loan” means the U.S. Revolving Loans, the U.K. Revolving Loans, the German Revolving Loans, the Canadian Revolving Loans, the Irish Revolving Loans and any New Revolving Loans.

“Rollover Amount” has the meaning provided in Section 6.11(b).

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by the U.S. Borrower or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the U.S. Borrower or such Restricted Subsidiary to such Person in contemplation of such leasing.

“S&P” means Standard & Poor’s Ratings Service, a division of the McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Scheduled Termination Date” means (i) with respect to each Revolving Facility outstanding on the Restatement Effective Date, January 26, 2013 and (ii) with respect to any New Revolving Facility, the date specified as such in the applicable supplement pursuant to Section 2.19 establishing such New Revolving Facility.

“Screen Rate” means (i) in relation to EURIBOR, the percentage rate per annum determined by the applicable British Bankers Association (BBA) Reuters screen and (ii) in relation to the LIBOR Rate for any Eurocurrency Rate Loan in Sterling, the British Bankers’ Association Settlement Rate for the relevant currency and period. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service as determined in the reasonable exercise of its judgment displaying the appropriate rate after consultation with the U.S. Borrower.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of its functions.

“Secured Cash Management Obligations” means all obligations owing by the U.S. Borrower or any Restricted Subsidiary to Bank of America, N.A., the Agent, a Joint Lead Arranger or a co-arranger, any Affiliate of any of the foregoing or a Person that was a Lender or an Affiliate of a Lender on the Closing Date or at the time the Cash Management Agreement giving rise to such obligations was entered into.

“Secured Hedging Obligations” means all Hedging Obligations owing by the U.S. Borrower or any Restricted Subsidiary to the Agent, a Joint Lead Arranger or a co-arranger or any Affiliate of any of the foregoing or a Person that was a Lender or an Affiliate of a Lender on the Closing Date or at the time the Hedge Agreement giving rise to such Hedging Obligations was entered into.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Obligations” means all Obligations, together with all Secured Hedging Obligations and Secured Cash Management Obligations.

“Secured Parties” has the meaning assigned to such term in the Security Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Agreement” means that certain Pledge and Security Agreement, dated as of the Closing Date, between the Loan Parties and the Agent, for the benefit of the Agent and the other Secured Parties.

“Security Right” means (i) any security in rem (dingliche Sicherheit) including any pledge (Pfandrecht), lien based on general business conditions (AGB-Pfandrecht) or assignment for security purposes (Sicherungsabtretung) created or expressed to be created in favor of a Lender or the Agent; and (ii) any right under a submission to immediate execution (Unterwerfung unter die sofortige Zwangsvollstreckung), any right to be agreed upon disposal restrictions (vereinbarte Verfügungsbeschränkungen), any right of setoff (Aufrechnungsrecht) and any retention right (Zurückbehaltungsrecht) granted in favor of a Lender or the Agent.

“Senior Note Documents” means the Senior Notes Indenture and all other instruments, agreements and other documents evidencing the Senior Notes or providing for any guarantee or other right in respect thereof.

“Senior Notes” means, collectively, (x) the U.S. Borrower’s 8.50% Senior Notes due 2015, in an initial aggregate principal amount of $1,280.0 million and (y) the U.S. Borrower’s Senior Floating Rate Notes due 2015 in an initial aggregate principal amount of $500.0 million.

“Senior Notes Indenture” means the Indenture dated as of the Closing Date, among the U.S. Borrower, as issuer, certain of its subsidiaries, as guarantors, and The Bank of New York, as trustee, pursuant to which the Senior Notes are issued.

“Series” has the meaning as provided in Section 2.19(a).

“Significant Subsidiary” means any Subsidiary (or group of Subsidiaries as to which any condition specified in clause (f) or (g) of Section 7.01 applies) of the U.S. Borrower that would be a “significant subsidiary” as defined in Article I, Rule 2-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“SMG” means SMG, a general partnership, organized under the laws of the Commonwealth of Pennsylvania, and its successors.

“Specified Indebtedness” means (a) the Senior Notes and (b) any Refinancing Indebtedness in respect of any of the foregoing (including pursuant to successive refinancings).

“Sponsors” means GS Capital Partners V Fund, L.P., CCMP Capital Advisors, LLC, J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Warburg Pincus Private Equity IX, L.P. and their respective Affiliates.

“Standard Receivables Facility Undertakings” means representations, warranties, covenants and indemnities entered into by the U.S. Borrower or any Restricted Subsidiary of the U.S. Borrower that the U.S. Borrower has determined in good faith to be customary in financings similar to a Receivables Facility, including, without limitation, those relating to the servicing of the assets of a Receivables Facility Subsidiary, it being understood that any Receivables Facility Repurchase Obligation shall be deemed to be a Standard Receivables Facility Undertaking.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the U.S. Borrower or any Restricted Subsidiary of the U.S. Borrower that the U.S. Borrower has determined in good faith to be customary in financings similar to a Business Securitization Facility, including, without limitation, those relating to the servicing of the assets of a Business Securitization Subsidiary, it being understood that any Business Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Sterling” and the sign “£” each mean the lawful money of United Kingdom.

“Subsidiary” means, with respect to any Person, (a) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture, limited liability company or similar entity of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means each Restricted Subsidiary of the U.S. Borrower that is a Loan Party and that executes this Agreement as a Loan Guarantor on the Closing Date and each other Restricted Subsidiary of the U.S. Borrower that thereafter becomes a Subsidiary Guarantor pursuant to the terms of this Agreement.

“Successor Foreign Borrower” has the meaning assigned to such term in Section 6.03(d)(i).

“Successor Holdings Guarantor” has the meaning assigned to such term in Section 6.03(c).

“Successor Person” has the meaning assigned to such term in Section 6.03(b)(i).

“Successor U.S. Borrower” has the meaning assigned to such term in Section 6.03(a)(i).

“Swingline Lender” means the Canadian Swingline Lender and/or the U.S. Swingline Lender as the context requires.

“Swingline Loan” means any Canadian Swingline Loan or any U.S. Swingline Loan.

“TARGET” means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

“TARGET Day” means any day on which TARGET is open for the settlement of payments in Euro.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, or charges or withholdings of a similar nature imposed by any Governmental Authority and any interest, penalties or additions to tax related thereto.

“Taxes Act” means the U.K. Income and Corporation Taxes Act of 1988.

“TCA” means the Irish Taxes Consolidation Act 1997.

“Term Commitment” means each of the U.S. Term Commitments, the Canadian Term Commitments, the U.K. Term Commitments, the German Term Commitments, the Irish Term Commitments, the Yen Term Commitments and, if applicable, New Term Commitments with respect to any Series.

“Term Loan” means each of the U.S. Term Loans, the U.S. Term B Loans, the Canadian Term Loans, the U.K. Term Loans, the German Term Loans, the Irish Term Loans, the Yen Term Loans and, if applicable, New Term Loans with respect to any Series and any Extended Term Loans.

“Term Loan Borrowing” means a Borrowing consisting of Term Loans under a particular Term Loan Facility.

“Term Loan Facility” means, as the context requires, the U.S. Term Loan Facility, the U.S. Term B Loan Facility, the Canadian Term Loan Facility, the U.K. Term Loan Facility, the German Term Loan Facility, the Irish Term Loan Facility, the Yen Term Loan Facility, each Extension Series of Extended Term Loans and each Series of New Term Loans.

“Term Loan Lender” means each Lender that has a Term Commitment or that holds a Term Loan.

“Term Loan Maturity Date” means January 26, 2014.

“Term Loan Note” means a promissory note of the applicable Borrower substantially in the form of Exhibit F-2.

“Total Assets” means the total amount of all assets of the U.S. Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP as shown on the most recent balance sheet of the U.S. Borrower.

“Total LC Facility Deposit” means, at any time, the sum of all LC Facility Deposits at such time, as the same may be reduced from time to time pursuant to Section 2.05(b) or increased pursuant to Section 2.19.

“Transaction Costs” means fees and expenses payable or otherwise borne by Holdings, the U.S. Borrower and its subsidiaries in connection with the Transactions and the transactions contemplated thereby (including redemption or other premiums payable in connection with the repayment of the Existing Debt).

“Transactions” means, collectively, (a) the execution, delivery and performance by Holdings and Merger Sub of the Merger Agreement and the consummation of the transactions contemplated thereby, (b) the execution, delivery and performance by the Loan Parties of the Loan Documents to which they are a party, the making of the credit extensions hereunder to be made on the Closing Date, (c) the execution, delivery and performance by Holdings, the Borrowers and the Subsidiaries of the U.S. Borrower party thereto of the Senior Note Documents and the issuance of the Senior Notes, (d) the Existing Debt Refinancing, (e) the making of the Equity Contribution and (f) the payment of the Transaction Costs.

“Treaty” means a double taxation agreement.

“Treaty Lender” means a Lender which:

(i) is treated as a resident of a Treaty State for the purposes of the relevant Treaty and which is entitled to relief under the interest Article of such Treaty; and

(ii) does not carry on a business in the Relevant Borrower’s Tax Jurisdiction through a permanent establishment with which that Lender’s participation in a Loan is effectively connected.

“Treaty State” means a jurisdiction having a Treaty with the Relevant Borrower’s Tax Jurisdiction which makes provision for full exemption from Tax imposed by the Relevant Borrower’s Tax Jurisdiction on interest.

“2012 Notes” means the 5.00% Senior Secured Notes due 2012 of ARAMARK outstanding on the Closing Date issued pursuant to the 2012 Notes Indenture.

“2012 Notes Indenture” means the indenture, dated as of April 8, 2002 among ARAMARK Services, Inc., as issuer, ARAMARK, as guarantor, and J.P. Morgan Trust Company, N. A., as trustee, as supplemented by a supplemental indenture, dated as of May 31, 2005.

“Type,” when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Eurocurrency Rate, the Base Rate, the Canadian Base Rate or the BA Rate.

“UCC” means the Uniform Commercial Code as in effect from time to time in the state of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“U.K. Borrower” has the meaning specified in the preamble to this Agreement.

“U.K. Lending Office” means, with respect to any Lender, the office of such Lender specified as its “U.K. Lending Office” in its Administrative Questionnaire (or, if no such office is specified, its U.S. Lending Office) or such other office of such Lender as such Lender may from time to time specify to the U.S. Borrower and the Agent.

“U.K. Qualifying Lender” means:

(i) a Lender (other than a Lender within subparagraph (ii) below) which is beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement and is

(A) a Lender

(1) which is a bank (as defined for the purpose of section 349 of the Taxes Act) making an advance under this Agreement; or

(2) in respect of an advance made under this Agreement by a person that was a bank (as defined for the purpose of section 349 of the Taxes Act) at the time that that advance was made,

and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of the advance; or

(B) a Lender which is:

(1) a company resident in the United Kingdom for United Kingdom tax purposes; or

(2) a partnership each member of which is:

(a) a company resident in the United Kingdom for United Kingdom tax purposes; or

(b) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act; or

(3) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company; or

(C) a Treaty Lender; or

(ii) a building society (as defined for the purpose of Section 477A of the Taxes Act).

“U.K. Revolving Available Credit” means, at any time, (a) the then effective aggregate U.K. Revolving Commitments minus (b) the aggregate U.K. Revolving Outstandings at such time.

“U.K. Revolving Borrowing” means the U.K. Revolving Loans made on the same day by the U.K. Revolving Lenders ratably according to their respective U.K. Revolving Commitments.

“U.K. Revolving Commitment” means, with respect to each U.K. Revolving Lender, the commitment of such Lender to make U.K. Revolving Loans in the aggregate principal amount outstanding not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “U.K. Revolving Commitment,” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “U.K. Revolving Commitments” shall mean the aggregate U.K. Revolving Commitments of all U.K. Revolving Lenders, which amount, initially as of the Closing Date, shall be $40.0 million.

“U.K. Revolving Facility” means the U.K. Revolving Commitments and the provisions herein related to the U.K. Revolving Loans and, to the extent issued pursuant to the U.K. Revolving Commitments, Revolving Letters of Credit.

“U.K. Revolving Lender” means each Lender having a U.K. Revolving Commitment.

“U.K. Revolving Loan” has the meaning specified in Section 2.01(a)(ii).

“U.K. Revolving Outstandings” means, at any particular time, the sum of (a) Dollar Equivalent of the aggregate principal amount of the U.K. Revolving Loans outstanding at such time and (b) the Revolving LC Exposure under the U.K. Revolving Facility at such time.

“U.K. Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement is either:

(i) a company resident in the United Kingdom for United Kingdom Tax purposes; or

(ii) a partnership each member of which is:

(A) a company so resident in the United Kingdom; or

(B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act; or

(iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company.

“U.K. Term Commitment” means, with respect to each U.K. Term Lender, the commitment of such U.K. Term Lender to make U.K. Term Loans to the U.K. Borrower in the aggregate principal amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “U.K. Term Commitment” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “U.K. Term Commitments” shall mean the aggregate U.K. Term Commitments of all U.K. Term Lenders, which amount, initially as of the Closing Date, shall be £122.0 million.

“U.K. Term Lender” means each Lender that has a U.K. Term Commitment or that holds a U.K. Term Loan.

“U.K. Term Loan” has the meaning specified in Section 2.01(b)(ii).

“U.K. Term Loan Facility” means the U.K. Term Commitments and the provisions herein related to the U.K. Term Loans.

“Unrefunded Canadian Swingline Loan” has the meaning specified in Section 2.03(c).

“Unrefunded U.S. Swingline Loan” has the meaning specified in Section 2.03(c).

“Unrestricted Subsidiary” means (a) any Subsidiary of the U.S. Borrower that at the time of determination is an Unrestricted Subsidiary (as designated by the U.S. Borrower, as provided below) and (b) any Subsidiary of an Unrestricted Subsidiary.

So long as no Default has occurred and is continuing, the U.S. Borrower may designate any Restricted Subsidiary of the U.S. Borrower (other than any Foreign Borrower) (including any existing Restricted Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the U.S. Borrower or any Subsidiary of the U.S. Borrower (other than any Subsidiary of the Subsidiary to be so designated); provided that (i) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the U.S. Borrower, (ii) such designation complies with Section 6.07 and (iii) each of (A) the Subsidiary to be so designated and (B) its subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the U.S. Borrower or any Restricted Subsidiary.

The U.S. Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing and either (x) the U.S. Borrower could incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test described in Section 6.01(a) or (y) the Interest Coverage Ratio for the U.S. Borrower and its Restricted Subsidiaries would be greater than such ratio for the U.S. Borrower and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the U.S. Borrower shall be notified by the U.S. Borrower to the Agent by promptly delivering to the Agent a copy of any applicable Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions. Notwithstanding the foregoing, as of the Closing Date, all of the Subsidiaries of the U.S. Borrower will be Restricted Subsidiaries.

“U.S. Borrower” has the meaning assigned to such term in the preamble to this Agreement; provided that when used in the context of determining the fair market value of an asset or liability under this Agreement, “U.S. Borrower” shall, unless otherwise expressly stated, be deemed to mean the Board of Directors of the U.S. Borrower when the fair market value of such asset or liability is equal to or in excess of $100.0 million.

“U.S. Borrower Guaranteed Obligations” has the meaning specified in Section 10.01(b).

“U.S. Lending Office” means, with respect to any Lender, the office of such Lender specified as its “U.S. Lending Office” in its Administrative Questionnaire or such other office of such Lender as such Lender may from time to time specify to the U.S. Borrower and the Agent.

“U.S. Revolving Available Credit” means, at any time, (a) the then effective aggregate U.S. Revolving Commitments minus (b) the aggregate U.S. Revolving Outstandings at such time (it being understood that for purposes of this definition only, commercial Letters of Credit having a Revolving LC Exposure of $15.0 million shall always be deemed to be outstanding).

“U.S. Revolving Borrowing” means U.S. Revolving Loans made on the same day by the U.S. Revolving Lenders ratably according to their respective U.S. Revolving Commitments.

“U.S. Revolving Commitment” means, with respect to each U.S. Revolving Lender, the commitment of such U.S. Revolving Lender to make U.S. Revolving Loans in the aggregate principal amount set forth opposite such U.S. Revolving Lender’s name on the Commitment Schedule under the caption “U.S. Revolving Commitment,” as amended to reflect each Assignment and Assumption executed by such U.S. Revolving Lender and as such amount may be reduced pursuant to this Agreement, and “U.S. Revolving Commitments” means the aggregate U.S. Revolving Commitments of all U.S. Revolving Lenders, which amount, initially as of the Closing Date, was $435.0 million.

“U.S. Revolving Facility” means the U.S. Revolving Commitments and the provisions herein related to the U.S. Revolving Loans, the U.S. Swingline Loans and, to the extent issued under the U.S. Revolving Commitments, the Revolving Letters of Credit.

“U.S. Revolving Lender” means a Lender with a U.S. Revolving Commitment, in its capacity as such.

“U.S. Revolving Loan” has the meaning specified in Section 2.01(a)(i).

“U.S. Revolving Outstandings” means, at any particular time, the sum of (a) the principal amount of the U.S. Revolving Loans outstanding at such time, (b) the Revolving LC Exposure under the U.S. Revolving Facility at such time and (c) the principal amount of the Swingline Loans outstanding at such time.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A., in its capacity as Lender of U.S. Swingline Loans, and its successors.

“U.S. Swingline Loan” has the meaning assigned to such term in Section 2.03(a).

“U.S. Swingline Sublimit” has the meaning assigned to such term as Section 2.03(a).

“U.S. Term B Lender” means each Lender that is a holder of U.S. Term B Loans.

“U.S. Term B Loan” has the meaning specified in Section 2.01(b)(i)(B).

“U.S. Term B Loan Facility” means the provisions herein related to the U.S. Term B Loans.

“U.S. Term B Loan Maturity Date” means July 26, 2016; provided that if any Senior Notes remain outstanding on October 31, 2014, the U.S. Term B Loan Maturity Date shall be October 31, 2014.

“U.S. Term Commitment” means, with respect to each U.S. Term Lender, the commitment of such Lender to make U.S. Term Loans to the U.S. Borrower in the aggregate principal amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “U.S. Term Commitment” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “U.S. Term Commitments” means the aggregate U.S. Term Commitments of all U.S. Term Lenders, which amount, initially as of the Closing Date, was $3,547.0 million.

“U.S. Term Lender” means each Lender that has a U.S. Term Commitment or that holds a U.S. Term Loan.

“U.S. Term Loan” has the meaning specified in Section 2.01(b)(i).

“U.S. Term Loan Facility” means the U.S. Term Commitments and the provisions herein related to the U.S. Term Loans.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended from time to time.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Restricted Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Yen” or “¥” means lawful currency of Japan.

“Yen Term Commitment” means, with respect to each Yen Term Lender, the commitment of such Lender to make Yen Term Loans to the U.S. Borrower in the aggregate principal amount outstanding not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule under the caption “Yen Term Commitment,” as amended to reflect each Assignment and Assumption executed by such Lender and as such amount may be reduced pursuant to this Agreement, and “Yen Term Commitments” shall mean the aggregate Yen Term Commitments of all Yen Term Lenders, which amount, initially as of the Closing Date, shall be ¥5,422.0 million.

“Yen Term Lender” means each Lender that has a Yen Term Commitment or that holds a Yen Term Loan.

“Yen Term Loan” has the meaning specified in Section 2.01(b)(vi).

“Yen Term Loan Facility” means the Yen Term Commitments and the provisions herein related to the Yen Term Loans.

SECTION 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “U.S. Revolving Loan”) or by Type (e.g., a “Eurocurrency Rate Loan”) or by Class and Type (e.g., a “Eurocurrency Rate U.S. Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “U.S. Revolving Borrowing”) or by Type (e.g., a “Eurocurrency Rate Borrowing”) or by Class and Type (e.g., a “Eurocurrency Rate U.S. Revolving Borrowing”).

SECTION 1.03 Conversion of Currencies.

(a) Dollar Equivalents. The Agent shall determine the Dollar Equivalent of any amount as required hereby, and a determination thereof by the Agent shall be presumed correct absent manifest error. The Agent may, but shall not be obligated to, rely on any determination made by any Loan Party in any document delivered to the Agent. The Agent shall determine or redetermine the Dollar Equivalent of each Loan and each Letter of Credit on each Determination Date and, unless otherwise specified herein, the Agent may determine or redetermine the Dollar Equivalent of any amount hereunder on any other date in its reasonable discretion.

(b) Rounding-Off. The Agent may set up appropriate rounding off mechanisms or otherwise round off amounts hereunder to the nearest higher or lower amount in whole Dollar or cent to ensure amounts owing by any party hereunder or that otherwise need to be calculated or converted hereunder are expressed in whole Dollars or in whole cents, as may be necessary or appropriate.

(c) Negative Covenants, Etc. The Borrowers shall not be deemed to have violated any of the covenants set forth in Article VI (other than Section 6.10) solely as a result of currency fluctuations following the date any action is taken if such action was permitted on the date on which it was taken.

SECTION 1.04 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” Unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall, except as otherwise indicated, be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Original Credit Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.05 Effectuation of Transactions. Each of the representations and warranties of the Loan Parties contained in this Agreement (and all corresponding definitions) are made after giving effect to the Transactions, unless the context otherwise requires. References to the Transactions in Sections 3.02 and 3.03 shall be deemed not to include the making of credit extensions described in clause (b) of the definition of the term “Transactions” set forth in Section 1.01 and shall instead include obtaining such credit extensions.

SECTION 1.06 Change of Currency. Each provision of this Agreement shall be subject to such reasonable changes of construction as the Agent may from time to time specify with the U.S. Borrower’s consent to appropriately reflect a change in currency of any country and any relevant market conventions or practices relating to such change in currency.

SECTION 1.07 Funding Through Applicable Lending Offices. Any Lender may, by notice to the Agent and the U.S. Borrower, designate an Affiliate of such Lender as its Applicable Lending Office with respect to any Loans to be made by such Lender to any Borrower (and, for the avoidance of doubt, a Lender may designate different Applicable Lending Offices to make Loans to the U.S. Borrower, on the one hand, and any Foreign Borrower, on the other hand, under the same Revolving Facility) or make any Loan available to any Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loans. In the event that a Lender designates an Affiliate of such Lender as its Applicable Lending Office for Loans to any Borrower under any Facility or makes any Loan available to any Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loans, then all Loans and reimbursement obligations to be funded by such Lender under such Facility to such Borrower shall be funded by such Applicable Lending Office or foreign or domestic branch or Affiliate, as applicable, and all payments of interest, fees, principal and other amounts payable to such Lender under such Facility shall be payable to such Applicable Lending Office or foreign or domestic branch or Affiliate, as applicable. Except as provided in the immediately preceding sentence, no designation by any Lender of an Affiliate as its Applicable Lending Office or making any Loan available to any Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loans shall alter the obligation of the applicable Borrower to pay any principal, interest, fees or other amounts hereunder.

SECTION 1.08 Effect of Restatement.

(a) The effectiveness of this Agreement shall not constitute a novation of any Obligations owing under the Original Credit Agreement. All Loans and Letters of Credit outstanding under the Original Credit Agreement and all accrued and unpaid amounts owing by any Loan Party pursuant to the Original Credit Agreement shall continue to be outstanding and owing hereunder (and for the avoidance of doubt, the U.S. Term B Loans accrued interest at the rate applicable to U.S. Term Loans prior to the Restatement Effective Date and shall accrue interest at the rate provided in this Agreement from and after the Restatement Effective Date). Any payment or performance of any Obligation under the Original Credit Agreement or any Obligation described in this Agreement during any period prior to the Restatement Effective Date shall constitute payment or performance of such Obligation under this Agreement. Any usage under any “basket” set forth in any covenant or exception in the Original Credit Agreement shall be included in the determination of baskets under this Agreement.

(b) After giving effect to this Agreement and the modifications effectuated thereby, each of the undersigned agrees that from and after the Restatement Effective Date, (a) each reference to the Credit Agreement in the Loan Documents shall be deemed to be a reference to the Credit Agreement as amended and restated on the Restatement Effective Date, (b) each reference in the Loan Documents to the Administrative Agent shall be deemed a reference to the JPMorgan Chase Bank, N.A., as Agent and (c) each reference in the Loan Documents to the Collateral Agent shall be deemed a reference to JPMorgan Chase Bank, N.A., as Agent.

ARTICLE II

THE CREDITS

SECTION 2.01 Commitments.

(a) Revolving Commitments.

(i) U.S. Revolving Commitments. On the terms and subject to the conditions contained in this Agreement, each U.S. Revolving Lender severally agrees to make loans in Dollars to the U.S. Borrower (each a “U.S. Revolving Loan”) from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date with respect to the U.S. Revolving Facility in an aggregate principal amount at any time outstanding for all such Loans by such U.S. Revolving Lender not to exceed such U.S. Revolving Lender’s U.S. Revolving Commitment; provided, however, that at no time shall any U.S. Revolving Lender be obligated to make a U.S. Revolving Loan in excess of such Revolving Lender’s Ratable Portion of the U.S. Revolving Available Credit. Within the limits of the U.S. Revolving Commitment of each U.S. Revolving Lender and the U.S. Revolving Available Credit, amounts of U.S. Revolving Loans repaid may be reborrowed by the U.S. Borrower under this Section 2.01(a)(i).

(ii) U.K. Revolving Commitments. On the terms and subject to the conditions contained in this Agreement, each U.K. Revolving Lender severally agrees to make loans in Sterling or Dollars (each a “U.K. Revolving Loan”) to the U.K. Borrower or the U.S. Borrower from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date with respect to the U.K. Revolving Facility in an aggregate principal amount at any time outstanding for all such loans by such U.K. Revolving Lender not to exceed such U.K. Revolving Lender’s U.K. Revolving Commitment; provided, however, that at no time shall any U.K. Revolving Lender be obligated to make a U.K. Revolving Loan in excess of such U.K. Revolving Lender’s Ratable Portion of the U.K. Revolving Available Credit. Within the limits of the U.K. Revolving Commitment of each U.K. Revolving Lender and the U.K. Revolving Available Credit, amounts of U.K. Revolving Loans repaid may be reborrowed by the U.K. Borrower or the U.S. Borrower under this Section 2.01(a)(ii).

(iii) German Revolving Commitments. On the terms and subject to the conditions contained in this Agreement, each German Revolving Lender severally agrees to make loans in Euro or Dollars (each a “German Revolving Loan”) to any German Borrower or the U.S. Borrower from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date with respect to the German Revolving Facility in an aggregate principal amount at any time outstanding for all such loans by such German Revolving Lender not to exceed such German Revolving Lender’s German Revolving Commitment; provided, however, that at no time shall any German Revolving Lender be obligated to make a German Revolving Loan in excess of such German Revolving Lender’s Ratable Portion of the German Revolving Available Credit. Within the limits of the German Revolving Commitment of each German Revolving Lender and the German Revolving Available Credit, amounts of German Revolving Loans repaid may be reborrowed by any German Borrower or the U.S. Borrower under this Section 2.01(a)(iii).

(iv) Canadian Revolving Commitments. On the terms and subject to the conditions contained in this Agreement, each Canadian Revolving Lender severally agrees to make loans in Canadian Dollars or Dollars (each a “Canadian Revolving Loan”) to the Canadian Borrower or the U.S. Borrower from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date with respect to the Canadian Revolving Facility in an aggregate principal amount at any time outstanding for all such loans by such Canadian Revolving Lender not to exceed such

Canadian Revolving Lender’s Canadian Revolving Commitment; provided, however, that at no time shall any Canadian Revolving Lender be obligated to make a Canadian Revolving Loan in excess of such Canadian Revolving Lender’s Ratable Portion of the Canadian Revolving Available Credit. Within the limits of the Canadian Revolving Commitment of each Canadian Revolving Lender and the Canadian Revolving Available Credit, amounts of Canadian Revolving Loans repaid may be reborrowed by the Canadian Borrower or the U.S. Borrower under this Section 2.01(a)(iv).

(v) Irish Revolving Commitments. On the terms and subject to the conditions contained in this Agreement, each Irish Revolving Lender severally agrees to make loans in Euro or Dollars (each an “Irish Revolving Loan”) to the Irish Borrower or the U.S. Borrower from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date with respect to the Irish Revolving Facility in an aggregate principal amount at any time outstanding for all such loans by such Irish Revolving Lender not to exceed such Irish Revolving Lender’s Irish Revolving Commitment; provided, however, that at no time shall any Irish Revolving Lender be obligated to make an Irish Revolving Loan in excess of such Irish Revolving Lender’s Ratable Portion of the Irish Revolving Available Credit. Within the limits of the Irish Revolving Commitment of each Irish Revolving Lender and the Irish Revolving Available Credit, amounts of Irish Revolving Loans repaid may be reborrowed by the Irish Borrower or the U.S. Borrower under this Section 2.01(a)(v).

(b) Term Commitments.

(i) U.S. Term Commitments.

(A) Each U.S. Term Lender on the Closing Date made a loan (each a “U.S. Term Loan”) in Dollars to the U.S. Borrower in an amount equal to such Lender’s U.S. Term Commitment. Amounts of U.S. Term Loans repaid or prepaid may not be reborrowed.

(B) Subject to the terms and conditions hereof, the U.S. Borrower and each of the Initial Extending Lenders agree that on the Restatement Effective Date, without further action by any party to this Agreement:

(I) a principal amount of such Initial Extending Lender’s U.S. Term Loans outstanding under the Original Credit Agreement immediately prior to the effectiveness of this Agreement equal to such Initial Extending Lender’s Initial Extension Amount of its U.S. Term Loans shall automatically be converted into a new term loan in Dollars and in a like principal amount to the U.S. Borrower (a “U.S. Term B Loan”) and shall on and after the Restatement Effective Date have all of the rights and benefits of U.S. Term B Loans as set forth in this Agreement and the other Loan Documents; and

(II) notwithstanding anything herein to the contrary, all such U.S. Term B Loans that were Eurocurrency Rate Loans immediately prior to the effectiveness of this Agreement will have initial Interest Periods ending on the same dates as the Interest Periods applicable to the U.S. Term Loans, as applicable, so converted pursuant to this Section 2.01(b)(i)(B).

Each of the Lenders agrees that the U.S. Term B Loans (and the U.S. Term B Lenders) shall continue to be subject to the terms of the Loss Sharing Agreement following conversion pursuant to this Section 2.01(b)(i)(B) on the Restatement Effective Date to the same extent as the U.S. Term Loans (and the U.S. Term Lenders) are subject to the Loss Sharing Agreement.

(ii) U.K. Term Commitments. Each U.K. Term Lender on the Closing Date made a loan (each a “U.K. Term Loan”) in Sterling to the U.K. Borrower in an amount equal to such U.K. Term Lender’s U.K. Term Commitment. Amounts of U.K. Term Loans repaid or prepaid may not be reborrowed.

(iii) German Term Commitments. Each German Term Lender on the Closing Date made (x) a loan to the German-1 Borrower (each a “German Term-1 Loan”) in Euro in an amount equal to such German Term Lender’s German Term-1 Commitment and (y) a loan to the German-2 Borrower (each a “German Term-2 Loan” and, collectively, together with the German Term-1 Loans, the “German Term Loans”) in Euro in an amount equal to such Lender’s German Term-2 Commitment. For the avoidance of doubt, for so long as neither the German Term-1 Loans nor the German Term-2 Loans have been repaid in full, the German Term-1 Loans, on the one hand, and the German Term-2 Loans, on the other hand, may not be separately assigned by any German Term Lender and each German Term Lender shall at all times hold German Term-1 Loans and German Term-2 Loans in the same proportion as each other German Term Lender. Amounts of German Term Loans repaid or prepaid may not be reborrowed.

(iv) Irish Term Commitments. Each Irish Term Lender on the Closing Date made a loan (each an “Irish Term Loan”) in Euro to the Irish Borrower in an amount equal to such Irish Term Lender’s Irish Term Commitment. Amounts of Irish Term Loans repaid or prepaid may not be reborrowed.

(v) Canadian Term Commitments. Each Canadian Term Lender on the Closing Date made a loan (each a “Canadian Term Loan”) in Dollars to the Canadian Borrower in an amount equal to such Canadian Term Lender’s Canadian Term Commitment. Amounts of Canadian Term Loans repaid or prepaid may not be reborrowed.

(vi) Yen Term Commitments. Each Yen Term Lender made a loan (each a “Yen Term Loan”) in Yen to the U.S. Borrower on the Closing Date or, at the option of the U.S. Borrower, on January 29, 2007, in an amount equal to such Yen Term Lender’s Yen Term Commitment. Amounts of Yen Term Loans repaid or prepaid may not be reborrowed.

(c) LC Facility Deposits.

(i) Each LC Facility Lender on the Closing Date made an LC-1 Facility Deposit in Dollars on the Closing Date in an amount equal to such LC Facility Lender’s LC Facility Commitment.

(ii) Subject to the terms and conditions hereof, the U.S. Borrower and each of the Initial Extending Lenders agree that on the Restatement Effective Date, without further action by any party to this Agreement, an amount of such Initial Extending Lender’s LC-1 Facility Deposit equal to such Initial Extending Lender’s Initial Extension Amount of its LC-1 Facility Deposit shall be deemed to have been returned to such Initial Extending Lender on the Restatement Effective Date in exchange for an LC-2 Facility Deposit made by such Lender on the Restatement Effective Date in an amount equal to the portion of its LC-1 Facility Deposit deemed returned to such Lender as provided above.

SECTION 2.02 Loans and Borrowings.

(a) Revolving Credit Borrowings. Each Borrowing under any Revolving Facility shall be made on notice, in the form of a Borrowing Request, given by the applicable Borrower to the Agent not later than 12:00 noon (New York City time) in the case of the U.S. Revolving Facility or the Canadian Revolving Facility and not later than 2:00 p.m. (London time) in the case of the German Revolving Facility, Irish Revolving Facility or the U.K. Revolving Facility (i) one Business Day, in the case of a Borrowing of Base Rate Loans or Canadian Base Rate Loans and (ii) three Business Days, in the case of a Borrowing of Eurocurrency Rate Loans or BA Rate Loans, prior to the date of the proposed Borrowing.

Each such notice shall be in substantially the form of Exhibit E and shall specify (A) the date of such proposed Borrowing, (B) the aggregate amount of such proposed Borrowing, (C) the Revolving Facility pursuant to which such Loan is to be made, (D) the currency in which such Loan is to be denominated, (E) in the case of any Borrowing in Dollars, whether any portion of the proposed Borrowing will be of Eurocurrency Rate Loans, (F) in the case of Loans denominated in Canadian Dollars, whether any portion of the proposed Borrowing will be BA Rate Loans, (G) in the case of any Eurocurrency Rate Loan, the initial Eurocurrency Interest Period or Eurocurrency Interest Periods thereof and in the case of any BA Rate Loan, the initial BA Interest Period or BA Interest Periods thereof, (H) the Revolving Available Credit (after giving effect to the proposed Borrowing) under the applicable Revolving Facility and (I) the account or accounts into which the proceeds of such Borrowing are to be deposited. Loans denominated in Dollars shall be made as Base Rate Loans unless, subject to Section 2.14, the Borrowing Request specifies that all or a portion thereof shall be Eurocurrency Rate Loans. Loans denominated in Canadian Dollars shall be made as Canadian Base Rate Loans unless the Borrowing Request specifies that all or a portion thereof shall be BA Rate Loans. If no Eurocurrency Interest Period is specified with respect to any requested Eurocurrency Rate Loan, then the applicable Borrower shall be deemed to have selected a Eurocurrency Interest Period of one month’s duration. If no BA Interest Period is specified with respect to any requested BA Rate Loan, then the applicable Borrower shall be deemed to have selected BA Interest Period of 30 days’ duration. Each Borrowing shall be in an aggregate amount of not less than the Minimum Currency Threshold.

(b) Term Loan Borrowings. All Term Loan Borrowings on the Closing Date were made upon receipt of a Borrowing Request given by the U.S. Borrower (which each Foreign Borrower hereby authorizes the U.S. Borrower to provide) to the Agent not later than 12:00 noon (New York City time) (i) one Business Day prior to the Closing Date, in the case of Base Rate Loans and (ii) three Business Days prior to the Closing Date, in the case of Eurocurrency Rate Loans; provided that, at the request of the U.S. Borrower, the Yen Term Loan may be borrowed on January 29, 2007. The Borrowing Request shall specify (A) the Closing Date or, if the U.S. Borrower so elects, January 29, 2007 in the case of the Yen Term Loan only, (B) the aggregate amount of each proposed Borrowing and the Term Loan Facility under which such Borrowing is to be made, (C) in the case of Loans denominated in Dollars, whether any portion of the proposed Borrowing will be Eurocurrency Rate Loans, (D) the initial Eurocurrency Interest Period or Eurocurrency Interest Periods for any Eurocurrency Rate Loans, and (E) the account or accounts into which the proceeds of such Term Loans are to be deposited. U.S. Term Loans and Canadian Term Loans shall be made as Base Rate Loans unless, subject to Section 2.14, the Borrowing Request specifies that all or a portion thereof shall be Eurocurrency Rate Loans. If no Eurocurrency Interest Period is specified with respect to any requested Eurocurrency Rate Loan, then the applicable Borrower shall be deemed to have selected a Eurocurrency Interest Period of one month’s duration. Each such Term Loan Borrowing shall be in an aggregate amount of not less than the Minimum Currency Threshold.

(c) The Agent shall give to each applicable Lender prompt notice of the Agent’s receipt of a Borrowing Request and, if Eurocurrency Rate Loans or BA Rate Loans are properly requested in such Borrowing Request, the applicable interest rate determined pursuant to Section 2.11(a). Each applicable Lender shall, before 11:00 a.m. (New York City time) on the date of the proposed Borrowing, either (i) make available to the Agent at the Agent’s Office, in immediately available funds, such Lender’s Ratable Portion of such proposed Borrowing or (ii) in the case of Loans made on the Closing Date only, subject to the fulfillment (or due waiver in accordance with Section 9.02) of the conditions set forth in Section 4.01, make available such Borrowing directly to the applicable Borrower. If a Lender funds such Borrowing to the Agent, upon fulfillment (or due waiver in accordance with Section 9.02) (i) on the Closing Date, of the conditions set forth in Section 4.01 and (ii) at any time after the Closing Date, of the conditions set forth in Section 4.02, and after the Agent’s receipt of such funds, the Agent shall make such funds available to the applicable Borrower.

(d) Unless the Agent and, in the case of any proposed Borrowing to be made on the Closing Date, the Agent and the Joint Lead Arrangers, shall have received notice from a Lender prior to the date of any proposed Borrowing that such Lender will not make available to the Agent such Lender’s Ratable Portion of such Borrowing (or any portion thereof), the Agent and, with respect to any proposed Borrowing to be made on the Closing Date, the Agent and the Joint Lead Arrangers, may assume that such Lender has made such Ratable Portion available to the Agent on the date of such Borrowing in accordance with this Section 2.02 and the Agent or any Joint Lead Arranger, as the case may be, may, in reliance upon such assumption, make available to the applicable Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have so made such Ratable Portion available to the Agent or such Joint Lead Arranger, as the case may be, such Lender and the applicable Borrower severally agree to repay to the Agent or such Joint Lead Arranger forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the applicable Borrower until the date such amount is repaid to the Agent or such Joint Lead Arranger, at (i) in the case of a Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, the Interbank Rate for the first Business Day and thereafter at the interest rate applicable at the time to the Loans comprising such Borrowing. If such Lender shall repay to the Agent or the applicable Joint Lead Arranger such corresponding amount, such amount so repaid shall constitute such Lender’s Loan as part of such Borrowing for purposes of this Agreement. If the applicable Borrower shall repay to the Agent or the applicable Joint Lead Arranger such corresponding amount, such payment shall not relieve such Lender of any obligation it may have hereunder to such Borrower.

(e) The failure of any Lender to make on the date specified any Loan or any payment required by it (such Lender, during the period of such failure, being a “Non-Funding Lender”), including any payment in respect of its participation in Swingline Loans and Revolving Letters of Credit, shall not relieve any other Lender of its obligations to make such Loan or payment on such date but no such other Lender shall be responsible for the failure of any Non-Funding Lender to make a Loan or payment required under this Agreement.

SECTION 2.03 Swingline Loans.

(a) Subject to the terms and conditions hereof, the U.S. Swingline Lender agrees to make U.S. Swingline loans in Dollars (individually, a “U.S. Swingline Loan” and collectively, the “U.S. Swingline Loans”) to the U.S. Borrower from time to time following the Closing Date and prior to the Revolving Credit Termination Date for the U.S. Revolving Facility in accordance with the procedures set forth in this Section 2.03; provided that (i) the aggregate principal amount of all U.S. Swingline Loans shall not exceed $150.0 million (the “U.S. Swingline Sublimit”) at any one time outstanding, (ii) the principal amount of any borrowing of U.S. Swingline Loans may not exceed the aggregate amount of the U.S. Available Revolving Credit of all U.S. Revolving Lenders immediately prior to such borrowing or result in the Revolving Credit Outstandings under all Revolving Facilities then outstanding exceeding the Revolving Commitments then in effect under all Revolving Facilities, (iii) in no event may U.S. Swingline Loans be borrowed hereunder if a Default shall have occurred and be continuing and (iv) the U.S. Swingline Lender shall not be obligated to make U.S. Swingline Loans if any U.S. Revolving Lender is then a Defaulting Lender, unless the U.S. Swingline Lender is satisfied that the related exposure will be 100% covered by the U.S. Revolving Commitments of non-Defaulting Lenders and participating interests in any such newly made U.S. Swingline Loan shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.04(n) (and Defaulting Lenders shall not participate therein). Amounts borrowed under this Section 2.03 may be repaid and, up to but excluding the Revolving Credit Termination Date for the U.S. Revolving Facility, reborrowed. All U.S. Swingline Loans shall at all times be Base Rate Loans. The U.S. Borrower shall give the U.S. Swingline Lender and the Agent notice of any U.S. Swingline Loan requested hereunder (which notice must be received by the U.S. Swingline Lender and the Agent prior to 1:00 p.m., New York City time, on the requested Borrowing Date) specifying (A) the amount to be borrowed, (B) the requested Borrowing Date and (C) the account or accounts in to which the proceeds of such U.S. Swingline Loans are to be deposited. Not later than 3:00 p.m., New York City time, on the Borrowing Date specified in such notice, the U.S. Swingline Lender shall make such U.S. Swingline Loan available to the Agent for the account of the U.S. Borrower at the Agent’s Office in funds immediately available to the Agent. Amounts so received by the Agent will promptly be made available to the U.S. Borrower by the Agent crediting the account of the U.S. Borrower on the books of such office with the amount made available to the Agent by the U.S. Swingline Lender (or, in the case of a U.S. Swingline Loan made to finance the reimbursement of a Revolving LC Disbursement as provided in Section 2.04(e), by remittance to the Issuing Bank) and in like funds as received by the Agent. Each Borrowing of U.S. Swingline Loans pursuant to this Section 2.03 shall be in a minimum principal amount of $500,000 or an integral multiple of $100,000 in excess thereof. Subject to the terms and conditions hereof, the Canadian Swingline Lender agrees to make swingline loans in Canadian Dollars (individually, a “Canadian Swingline Loan” and collectively, the “Canadian Swingline Loans”) to the Canadian Borrower from time to time following the Closing Date and prior to the Revolving Credit Termination Date for the Canadian Revolving Facility in accordance with the procedures set forth in this Section 2.03; provided that (i) the aggregate principal amount of all Canadian Swingline Loans shall not exceed the Dollar Equivalent of $10.0 million (the “Canadian Swingline Sublimit”) at any one time outstanding, (ii) the principal amount of any borrowing of Canadian Swingline Loans may not exceed the aggregate amount of the Canadian Revolving Available Credit of all Canadian Revolving Lenders immediately prior to such borrowing or result in the Revolving Credit Outstandings under all Revolving Facilities then outstanding exceeding the Revolving Commitments then in effect under all Revolving Facilities, (iii) in no event may Canadian Swingline Loans be borrowed hereunder if a Default shall have occurred and be continuing and (iv) the Canadian Swingline Lender shall not be obligated to make Canadian Swingline Loans if any Canadian Revolving Lender is then a Defaulting Lender, unless the Canadian Swingline Lender shall be satisfied that the related exposure will be 100% covered by the Canadian Revolving Commitments of the non-Defaulting Lender and participating interests in any such newly made Canadian Swingline Loan shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.04(n) (and Defaulting Lenders shall not participate therein). Amounts borrowed under this Section 2.03 may be repaid and, up to but excluding the Revolving Credit Termination Date for the Canadian Revolving Facility, reborrowed. All Canadian Swingline Loans shall at all times be Canadian Base Rate Loans. The Canadian Borrower shall give the Canadian Swingline Lender and the Agent notice of any Canadian Swingline Loan requested hereunder (which notice must be received by the Canadian Swingline Lender and the Agent prior to 1:00 p.m., New York City time, on the requested Borrowing Date) specifying (A) the amount to be borrowed, (B) the requested Borrowing Date and (C) the account or accounts in to which the proceeds of such Swingline Loans are to be deposited. Not later than 3:00 p.m., New York City time, on the Borrowing Date specified in such notice, the Canadian Swingline Lender shall make such Canadian Swingline Loan available to the Agent for the account of the Canadian Borrower at the Agent’s Office in funds immediately available to the Agent. Amounts so received by the Agent will promptly be made available to the Canadian Borrower by the Agent crediting the account of the Canadian Borrower on the books of such office with the amount made available to the Agent by the Canadian Swingline Lender (or, in the case of a Canadian Swingline Loan made to finance the reimbursement of a Revolving LC Disbursement as provided in Section 2.04(e), by remittance to the Issuing Bank) and in like funds as received by the Agent. Each Borrowing pursuant to this Section 2.03 shall be in a minimum principal amount of C$500,000 or an integral multiple of C$100,000 in excess thereof.

(b) Notwithstanding the occurrence of any Default or noncompliance with the conditions precedent set forth in Section 4.02 or the minimum borrowing amounts specified in Section 2.02, if any U.S. Swingline Loan shall remain outstanding at 10:00 a.m., New York City time, on the tenth Business Day following the Borrowing Date thereof and if by such time on such tenth Business Day the Agent shall have received neither (i) a Borrowing Request delivered by the U.S. Borrower pursuant to Section 2.02 requesting that Revolving Loans in Dollars be made pursuant to Section 2.01 on the immediately succeeding Business Day in an amount at least equal to the aggregate principal amount of such U.S. Swingline Loan, nor (ii) any other notice satisfactory to the Agent indicating the U.S. Borrower’s intent to repay such U.S. Swingline Loan on the immediately succeeding Business Day with funds obtained from other sources, the Agent shall be deemed to have received a notice from the U.S. Borrower pursuant to Section 2.02 requesting that Base Rate U.S. Revolving Loans be made pursuant to Section 2.01(a) on such immediately succeeding Business Day in an amount equal to the amount of such U.S. Swingline Loan, and the procedures set forth in Section 2.02 shall be followed in making such Base Rate U.S. Revolving Loans; provided that for the purposes of determining each U.S. Revolving Lender’s Commitment with respect to such Borrowing, the U.S. Swingline Loan to be repaid with the proceeds of such Borrowing shall be deemed to not be outstanding. The proceeds of such Base Rate U.S. Revolving Loans shall be applied to repay such U.S. Swingline Loan. Notwithstanding the occurrence of any Default or noncompliance with the conditions precedent set forth in Section 4.02 or the minimum borrowing amounts specified in Section 2.02, if any Canadian Swingline Loan shall remain outstanding at 10:00 a.m., New York City time, on the tenth Business Day following the Borrowing Date thereof and if by such time on such tenth Business Day the Agent shall have received neither (i) a Borrowing Request delivered by the Canadian Borrower pursuant to Section 2.02 requesting that Revolving Loans in Canadian Dollars be made pursuant to Section 2.01 on the immediately succeeding Business Day in an amount at least equal to the aggregate principal amount of such Canadian Swingline Loan, nor (ii) any other notice satisfactory to the Agent indicating the Canadian Borrower’s intent to repay such Canadian Swingline Loan on the immediately succeeding Business Day with funds obtained from other sources, the Agent shall be deemed to have received a notice from the Canadian Borrower pursuant to Section 2.02 requesting that Canadian Base Rate Canadian Revolving Loans be made pursuant to Section 2.01(a) on such immediately succeeding Business Day in an amount equal to the amount of such Canadian Swingline Loan, and the procedures set forth in Section 2.02 shall be followed in making such Canadian Revolving Loans; provided that for the purposes of determining each Canadian Revolving Lender’s Commitment with respect to such Borrowing, the Canadian Swingline Loan to be repaid with the proceeds of such Borrowing shall be deemed to not be outstanding. The proceeds of such Canadian Revolving Loans shall be applied to repay such Canadian Swingline Loan.

(c) If, for any reason, Base Rate U.S. Revolving Loans may not be, or are not, made pursuant to Section 2.03(b) to repay any U.S. Swingline Loan as required by such paragraph, effective on the date such Base Rate U.S. Revolving Loans would otherwise have been made, each U.S. Revolving Lender severally, unconditionally and irrevocably agrees that it shall, without regard to the occurrence of any Default, purchase a participating interest in such U.S. Swingline Loan (an “Unrefunded U.S. Swingline Loan”) in an amount equal to such U.S. Revolving Lender’s Ratable Portion of the aggregate amount of the Base Rate U.S. Revolving Loan which would otherwise have been made pursuant to Section 2.03(b). Each U.S. Revolving Lender will immediately transfer to the Agent, in immediately available funds, the amount of its participation, and the proceeds of such participations shall be distributed by the Agent to the U.S. Swingline Lender. All payments by the U.S. Revolving Lenders in respect of Unrefunded U.S. Swingline Loans and participations therein shall be made in accordance with Section 2.13. If, for any reason, Canadian Revolving Loans may not be, or are not, made pursuant to Section 2.03(b) to repay any Canadian Swingline Loan as required by such paragraph, effective on the date such Canadian Revolving Loans would otherwise have been made, each Canadian Revolving Lender severally, unconditionally and irrevocably agrees that it shall, without regard to the occurrence of any Default, purchase a participating interest in such Canadian Swingline Loan (an “Unrefunded Canadian Swingline Loan”) in an amount equal to such Canadian Revolving Lender’s Ratable Portion of the aggregate amount of the Canadian Revolving Loan which would otherwise have been made pursuant to Section 2.03(b). Each Canadian Revolving Lender will immediately transfer to the Agent, in immediately available funds, the amount of its participation, and the proceeds of such participations shall be distributed by the Agent to the Canadian Swingline Lender. All payments by the Canadian Revolving Lenders in respect of Unrefunded Canadian Swingline Loans and participations therein shall be made in accordance with Section 2.13.

(d) Notwithstanding the foregoing, a U.S. Revolving Lender shall not have any obligation to acquire a participation in a U.S. Swingline Loan pursuant to the foregoing paragraphs if a Default shall have occurred and be continuing at the time such U.S. Swingline Loan was made and such Lender shall have notified the U.S. Swingline Lender in writing, prior to the time such U.S. Swingline Loan was made, that such Default has occurred and that such Lender will not acquire participations in U.S. Swingline Loans made while such Default is continuing. Notwithstanding the foregoing, a Canadian Revolving Lender shall not have any obligation to acquire a participation in a Canadian Swingline Loan pursuant to the foregoing paragraphs if a Default shall have occurred and be continuing at the time such Canadian Swingline Loan was made and such Lender shall have notified the Canadian Swingline Lender in writing, prior to the time such Canadian Swingline Loan was made, that such Default has occurred and that such Lender will not acquire participations in Canadian Swingline Loans made while such Default is continuing.

SECTION 2.04 Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, (i) the U.S. Borrower may request, including on behalf of any Restricted Subsidiary, the issuance of (and the LC Facility Issuing Bank shall issue) LC Facility Letters of Credit, at any time and from time to time during the LC Facility Availability Period, (ii) any Borrower may request (and the applicable Issuing Bank shall issue) the issuance of standby Revolving Letters of Credit under any Revolving Facility with respect to which it is a Borrower at any time and from time to time from and after the Closing Date to but excluding the applicable Revolving Credit Termination Date and (iii) the U.S. Borrower may request (and the applicable Issuing Bank shall issue) the issuance of commercial Revolving Letters of Credit under the U.S. Revolving Facility at any time and from time to time from and after the Closing Date to but excluding the applicable Revolving Credit Termination Date, in each case for the account of such Borrower or any Restricted Subsidiary, in a form reasonably acceptable to the Agent (in the case of standby Revolving Letters of Credit and LC Facility Letters of Credit) and the relevant Issuing Bank or the LC Facility Issuing Bank, as the case may be. Any Revolving Letter of Credit issued under any Revolving Facility may be denominated in any currency selected by the applicable Borrower in which Revolving Loans may be made under such Revolving Facility. For purposes hereof, a standby Letter of Credit issued on behalf of the U.S. Borrower or a Restricted Subsidiary that is denominated in Dollars shall at all times and from time to time be deemed to be an LC Facility Letter of Credit unless after giving effect to the issuance of such LC Facility Letter of Credit, (i) the LC Facility LC Exposure would exceed the Total LC Facility Deposit or (ii) the aggregate amount of Later Expiring LC Facility Deposits would be less than the sum, without duplication, of (A) the aggregate face amount of the Later Expiring LC Facility Letters of Credit and (B) the aggregate amount of unreimbursed LC Facility LC Disbursements in respect of the Later Expiring LC Facility Letters of Credit. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by such Borrower to, or entered into by such Borrower with, an Issuing Bank or the LC Facility Issuing Bank, as applicable, relating to any Letter of Credit, the terms and conditions of this Agreement shall control. The Existing Letters of Credit that are denominated in Dollars shall be deemed to be “LC Facility Letters of Credit” for all purposes hereof. The Existing Letters of Credit that are denominated in Canadian Dollars shall be deemed to be “Revolving Letters of Credit” issued under the Canadian Revolving Facility on the Closing Date for all purposes hereof.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the requesting Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank or the LC Facility Issuing Bank, as applicable) to the applicable Issuing Bank or the LC Facility Issuing Bank, as applicable, and, in the case of standby Revolving Letters of Credit and LC Facility Letters of Credit, the Agent

(reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying (A) the date of issuance, amendment, renewal or extension (which shall be a Business Day), (B) the date on which such Letter of Credit is to expire (which shall comply with Section 2.04(c), (C) the amount of such Letter of Credit, (D) the currency in which such Letter of Credit is to be denominated (which shall comply with Section 2.04(a)), (E) if such Letter of Credit is a Revolving Letter of Credit, the Revolving Facility under which such Letter of Credit is to be issued and whether such Revolving Letter of Credit is a commercial or standby Revolving Letter of Credit, (F) the name and address of the beneficiary thereof and (G) such other information as shall be necessary to issue, amend, renew or extend such Letter of Credit. If requested by the applicable Issuing Bank or the LC Facility Issuing Bank, as applicable, the requesting Borrower shall also submit a letter of credit application on such Issuing Bank’s or the LC Facility Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall not be issued, amended, renewed or extended if (and upon issuance, amendment, renewal or extension of each Letter of Credit the requesting Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (x) with respect to Revolving Letters of Credit, (I) the Revolving Credit Outstandings (it being understood that with respect to the issuance, amendment, renewal or extension of any Letters of Credit under the U.S. Revolving Facility, commercial Revolving Letters of Credit having a Revolving LC Exposure of $15.0 million shall at all times be deemed to be outstanding) under all Revolving Facilities would exceed the Revolving Commitments under all Revolving Facilities, (II) the Revolving Available Credit under the applicable Revolving Facility would be less than zero, (III) with respect to any commercial Revolving Letters of Credit, the aggregate Revolving LC Exposure in respect of commercial Revolving Letters of Credit would exceed $15.0 million or (IV) the Revolving LC Exposure under all Revolving Facilities would exceed $250.0 million and (y) with respect to LC Facility Letters of Credit either (I) the LC Facility LC Exposure would exceed the Total LC Facility Deposit or (II) if any Later Expiring LC Facility Letter of Credit is then outstanding, the Later Expiring LC Facility Deposits would be less than the sum, without duplication, of (A) the aggregate face amount of the Later Expiring LC Facility Letters of Credit and (B) the aggregate amount of unreimbursed LC Facility LC Disbursements in respect of the Later Expiring LC Facility Letters of Credit. Upon the issuance of any standby Letter of Credit or increase in the amount of a standby Letter of Credit, the U.S. Borrower shall promptly notify the Agent thereof. Additionally, no Revolving Issuing Bank shall be required to issue, amend, extend or renew any Revolving Letter of Credit issued pursuant to any Revolving Facility if any Revolving Lender under such Revolving Facility is then a Defaulting Lender, unless such Revolving Issuing Bank shall be satisfied that the related exposure will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or cash collateral shall be provided by the Borrower in accordance with Section 2.04(n) and participating interests in any such newly issued Revolving Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.04(n) (and Defaulting Lenders shall not participate therein). Each Issuing Bank and the LC Facility Issuing Bank will also furnish to the Agent an activity report (which shall consist of, with respect to commercial Letters of Credit, the net aggregate daily amount available to be drawn plus bankers’ acceptances or deferred undertakings (in each case, not constituting reimbursement obligations under clause (e) of this Section 2.04) that were created upon presentation under such Letters of Credit (the “Net Daily Amount”) at the end of each day) with respect to the Letters of Credit issued by it no later than five Business Days following the end of each calendar quarter and on any other date reasonably requested by the Agent. Notwithstanding anything in this Agreement to the contrary, in no event shall Citibank, N.A. be required to issue, renew, amend or extend any Letter of Credit (including any Existing Letter of Credit) under this Agreement.

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit or, in the case of any renewal or extension thereof, one year after such renewal or extension; provided that, if the requesting Borrower and the Issuing Bank or LC Facility Issuing Bank, as applicable, so agree, any

Letter of Credit may provide for the automatic renewal of such Letter of Credit for successive one year terms (subject to clause (ii)) and (ii) (x) with respect to any Revolving Letter of Credit, the date that is five Business Days prior to the Scheduled Termination Date for the Revolving Facility under which such Revolving Letter of Credit is issued and (y) with respect to any LC Facility Letter of Credit, the date that is the last day of the LC Facility Availability Period; provided (i) that no Later Expiring LC Facility Letter of Credit shall be issued, amended, extended or renewed unless, after giving effect thereto, the aggregate amount of the Later Expiring LC Facility Deposits would be not less than the sum, without duplication, of (A) the aggregate face amount of the Later Expiring LC Facility Letters of Credit and (B) the aggregate amount of unreimbursed LC Facility LC Disbursements in respect of the Later Expiring LC Facility Letters of Credit.

(d) Participations.

(i) By the issuance of a Revolving Letter of Credit (or an amendment to a Revolving Letter of Credit increasing the amount thereof) pursuant to any Revolving Facility and without any further action on the part of the Issuing Bank issuing such Revolving Letter of Credit or the Revolving Lenders under such Revolving Facility, each Issuing Bank hereby grants to each Revolving Lender under such Revolving Facility, and each such Revolving Lender hereby acquires from each Issuing Bank, a participation in each such Letter of Credit equal to such Lender’s Ratable Portion of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Agent, for the account of the applicable Issuing Bank, such Revolving Lender’s Ratable Portion of each Revolving LC Disbursement made by such Issuing Bank with respect to any Revolving Letter of Credit issued pursuant to any Revolving Facility under which such Lender holds a Revolving Commitment and not reimbursed by a Borrower on the date due as provided in Section 2.04(e) or of any reimbursement payment required to be refunded to such Borrower. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.04(d) in respect of Revolving Letters of Credit issued pursuant to the Revolving Facility under which such Lender holds Revolving Commitments is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Revolving Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(ii) By the issuance of an LC Facility Letter of Credit (or an amendment to an LC Facility Letter of Credit increasing the amount thereof), without any further action on the part of the LC Facility Issuing Bank or the LC Facility Lenders, the LC Facility Issuing Bank hereby grants to each LC Facility Lender, and each LC Facility Lender hereby acquires from the LC Facility Issuing Bank, a participation in each LC Facility Letter of Credit equal to such LC Facility Lender’s Ratable Portion of the aggregate amount available to be drawn under such LC Facility Letter of Credit. The aggregate purchase price for the participations of each LC Facility Lender in LC Facility Letters of Credit shall equal the amount of the LC Facility Deposit of such LC Facility Lender. Each LC Facility Lender hereby absolutely and unconditionally agrees that if the LC Facility Issuing Bank makes an LC Facility LC Disbursement which is not reimbursed by the U.S. Borrower on the date due as provided in Section 2.04(e), or is required to refund any reimbursement payment in respect of an LC Facility LC Disbursement to the U.S. Borrower for any reason, the LC Facility Agent shall reimburse the LC Facility Issuing Bank for the amount of such LC Facility LC Disbursement from the Credit-Linked Deposit Account in accordance with Section 2.04(e)(iii). Each LC Facility Lender acknowledges and agrees that its authorization granted hereby and obligations hereunder are unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any LC Facility Letter of Credit or the occurrence and continuance of a Default or the return of the LC Facility Deposits. Without limiting the foregoing, the LC Facility Lenders irrevocably authorize the LC Facility Agent to apply the

LC Facility Deposits as provided in this Section 2.04(d)(ii). As provided in the definition of “Ratable Portion”, it is agreed that the respective Ratable Portions of each LC Facility Lender shall be subject to adjustment on each date on which LC Facility Deposits are returned to any LC Facility Lender hereunder and under other circumstances described therein in connection with the issuance or existence of Later Expiring LC Facility Letters of Credit.

(e) Reimbursement.

(i) If an Issuing Bank or the LC Facility Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit issued by it, the applicable Borrower shall reimburse such LC Disbursement by paying to the Agent (in respect of LC Disbursements under any standby Revolving Letter of Credit or any LC Facility Letter of Credit) or the Issuing Bank (in respect of commercial Revolving Letters of Credit) an amount equal to such LC Disbursement in the currency in which such LC Disbursement is denominated not later than the Business Day immediately following the day that such Borrower receives notice that an LC Disbursement has been made; provided that, so long as no Default is continuing of which the Agent has been notified and subject to the availability of unused Revolving Commitments under the applicable Revolving Facility, the U.S. Borrower, the Canadian Borrower, each Issuing Bank, the Agent and the Lenders hereby agree that in the event an Issuing Bank makes any LC Disbursement under a Revolving Letter of Credit issued pursuant to the U.S. Revolving Facility or the Canadian Revolving Facility and the applicable Borrower shall not have reimbursed such amount when due pursuant to this Section 2.04(e)(i) (of which circumstance, in respect of LC Disbursements under commercial Revolving Letters of Credit, the Issuing Bank for such commercial Revolving Letter of Credit shall have given notice to the Agent), such unreimbursed LC Disbursement and all obligations of such Borrower relating thereto shall be satisfied when due and payable by the borrowing of one or more Revolving Loans denominated in Dollars or Canadian Dollars, as applicable, that are Base Rate Loans or Canadian Base Rate Loans, as applicable, in an amount equal to such unreimbursed LC Disbursement which the U.S. Borrower and the Canadian Borrower hereby acknowledge are requested and the U.S. Revolving Lenders and the Canadian Revolving Lenders hereby agree to fund; provided, further, that prior to any such Revolving Loans being made, the Agent may, but shall not be required to, confirm with the U.S. Borrower that the conditions set forth in Section 4.02 are met, and if the U.S. Borrower does not confirm that such condition shall be met then the Agent shall be under no obligation to cause such U.S. Revolving Loans or Canadian Revolving Loans to be made.

(ii) If a Borrower fails to make any payment due under Section 2.04(e)(i) with respect to a Revolving Letter of Credit when due, the Agent shall notify (in respect of LC Disbursements under commercial Revolving Letters of Credit, to the extent the Issuing Bank notifies the Agent of such failure) each Revolving Lender the applicable Revolving Facility of the applicable Revolving LC Disbursement, the payment then due from such Borrower in respect thereof and such Lender’s Ratable Portion thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Agent its Ratable Portion of the payment then due from such Borrower in the currency in which such payment is due, in the same manner as provided in Section 2.02 with respect to Loans made by such Lender (and Section 2.02 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Agent shall promptly pay to the Issuing Bank that has made the Revolving LC Disbursement the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Agent of any payment from Borrower pursuant to this paragraph, the Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Revolving Lenders and the applicable Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse an Issuing Bank for any Revolving LC Disbursement (other than the funding of Base Rate Revolving Loans or Canadian Base Rate Revolving Loans as contemplated above) shall not constitute a Loan and shall not relieve the applicable Borrower of its obligation to reimburse such LC Disbursement.

(iii) If the U.S. Borrower fails to make any payment due under Section 2.04(d)(i) with respect to an LC Facility Letter of Credit (or if the LC Facility Issuing Bank would be required to make an LC Facility LC Disbursement and so requests), the Agent shall notify each LC Facility Lender of the applicable LC Facility LC Disbursement, the payment then due from the U.S. Borrower in respect thereof and such Lender’s Ratable Portion thereof, and the LC Facility Agent shall promptly pay to the LC Facility Issuing Bank each LC Facility Lender’s Ratable Portion of such LC Facility LC Disbursement from the LC Facility Deposits. Promptly following receipt by the Agent of any payment by or on behalf of the U.S. Borrower in respect of any LC Facility LC Disbursement, the Agent shall distribute such payment to the LC Facility Issuing Bank or, to the extent payments have been made from the LC Facility Deposits, to the LC Facility Agent to be added to the LC Facility Deposits of the LC Facility Lenders in the Credit-Linked Deposit Account in accordance with their respective Ratable Portions. The U.S. Borrower acknowledges that each payment made pursuant to this Section 2.04(e)(iii) in respect of any LC Facility LC Disbursement is required to be made for the benefit of the distributees indicated in the immediately preceding sentence. Any payment made from the Credit-Linked Deposit Account, or from funds of the LC Facility Agent, pursuant to this paragraph or Section 2.18(c) to pay the LC Facility Issuing Bank for any LC Facility LC Disbursement shall not constitute a Loan and shall not relieve the U.S. Borrower of its obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. The Borrowers’ obligations to reimburse LC Disbursements as provided in Section 2.04(e) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by an Issuing Bank or the LC Facility Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit (except as otherwise provided below), or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.04, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrowers’ obligations hereunder; provided that the foregoing shall not be construed to excuse the Issuing Bank or the LC Facility Issuing Bank, as applicable, from liability to any Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by applicable law) suffered by any Borrower that are caused by such Issuing Bank’s or such LC Facility Issuing Bank’s gross negligence or willful misconduct (as finally determined by a court of competent jurisdiction). Neither the Agent, the LC Facility Agent, the Lenders, the Issuing Banks nor the LC Facility Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the applicable Issuing Bank or the LC Facility Issuing Bank, as applicable; provided that the foregoing shall not be construed to excuse the Issuing Bank or the LC Facility Issuing Bank, as applicable from liability to any Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by applicable law) suffered by any Borrower that are caused by such Issuing Bank’s or such LC Facility Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. In the absence of gross negligence or willful misconduct on the part of an Issuing Bank or the LC Facility Issuing Bank, such Issuing Bank or LC Facility Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank or the LC Facility Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. An Issuing Bank or the LC Facility Issuing Bank, as applicable, shall, promptly following its receipt thereof, subject to the terms of the applicable Letter of Credit, examine all documents purporting to represent a demand for payment under a Letter of Credit. An Issuing Bank (other than in respect of commercial Letters of Credit) or the LC Facility Issuing Bank as applicable, shall promptly notify the Agent and the Agent shall notify the U.S. Borrower by telephone of such demand for payment and whether such Issuing Bank or such LC Facility Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve any Borrower of its obligation to reimburse the applicable Issuing Bank or LC Facility Issuing Bank and the Revolving Lenders or LC Facility Lenders with respect to any such LC Disbursement.

(h) Interim Interest. If an Issuing Bank or the LC Facility Issuing Bank, as applicable, shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date Borrower (or any other account party) reimburses such LC Disbursement, at (1) in the case of a Revolving LC Disbursement in Dollars, the rate per annum then applicable to Base Rate Revolving Loans, (2) in the case of a Revolving LC Disbursement in Canadian Dollars, the rate per annum then applicable to Canadian Base Rate Revolving Loans, (3) in the case of Revolving LC Disbursements in any currency other than Dollars or Canadian Dollars, the rate per annum that would be applicable to a Eurocurrency Term Loan denominated in such currency with a one month Interest Period commencing on the date of such LC Disbursement, and (4)(A) in the case of the portion of any LC Facility LC Disbursement representing any LC Facility Participation pursuant to the LC-1 Facility Deposits, the rate per annum that would be applicable to Eurocurrency U.S. Term Loans and (B) in the case of the portion of any LC Facility LC Disbursement representing any LC Facility Participation pursuant to any LC Facility Deposits other than LC-1 Facility Deposits, the rate per annum that would be applicable to Eurocurrency U.S. Term B Loans, in each case with a one month Interest Period commencing on the date of such LC Disbursement; provided that, if a Borrower fails to reimburse (or cause another account party to reimburse) such LC Disbursement when due pursuant to Section 2.04(e), then Section 2.11(c) shall apply from such due date until such reimbursement is made. Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank making such LC Disbursement or the LC Facility Issuing Bank, as applicable, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to Section 2.04(e)(ii) to reimburse an Issuing Bank or from the LC Facility Deposit of any LC Facility Lender pursuant to Section 2.04(e)(iii) to reimburse the LC Facility Issuing Bank, as applicable, shall be for the account of such Lender to the extent of such payment.

(i) Replacement of Issuing Banks and the LC Facility Issuing Bank. Limitation on obligations of LC Facility Agent, Issuing Banks and LC Facility Issuing Bank to Act in Such Capacities.

(i) An Issuing Bank may be replaced at any time by written agreement among the U.S. Borrower, the Agent, the replaced Issuing Bank and the successor Issuing Bank. The Agent shall notify the Revolving Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, each Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.10. From and after the effective date of any such replacement, (1) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this

Agreement with respect to Letters of Credit to be issued thereafter and (2) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit or to amend or extend any previously issued Letters of Credit.

(ii) The LC Facility Issuing Bank may be replaced at any time by written agreement among the U.S. Borrower, the Agent, the replaced LC Facility Issuing Bank and the successor LC Facility Issuing Bank. The Agent shall notify the LC Facility Lenders of any such replacement of the LC Facility Issuing Bank. At the time any such replacement shall become effective, each Borrower shall pay all unpaid fees accrued for the account of the replaced LC Facility Issuing Bank pursuant to Section 2.10(c). From and after the effective date of any such replacement, (1) the successor LC Facility Issuing Bank shall have all the rights and obligations of the LC Facility Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (2) references herein to the term “LC Facility Issuing Bank” shall be deemed to refer to such successor or to any previous LC Facility Issuing Bank, or to such successor and all previous LC Facility Issuing Banks, as the context shall require. After the replacement of the LC Facility Issuing Bank hereunder, the replaced LC Facility Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of the LC Facility Issuing Bank under this Agreement with respect to LC Facility Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional LC Facility Letters of Credit or to amend or extend any previously issued Letters of Credit.

(iii) Nothwithstanding anything in this Agreement to the contrary, (i) the LC Facility Agent, and the LC Facility Issuing Bank, by notice to the Borrower, shall have the right to decline to act in such capacity for any LC Facility Deposits established after the Restatement Effective Date with a LC Facility Maturity Date that is after the LC-2 Facility Maturity Date and (ii) each Issuing Bank shall each have the right, by notice to the Borrower to decline to act as an Issuing Bank for any New Revolving Facility established following the Restatement Effective Date with a Scheduled Termination Date after the Scheduled Termination Date for the Revolving Facilities in effect on the Restatement Effective Date. In the event any LC Facility Agent, LC Issuing Bank or Issuing Bank declines to act in such capacity, the Borrower may, with the consent of the replacement LC Facility Agent, LC Issuing Bank or Issuing Bank, as applicable, appoint a financial institution reasonably satisfactory to the Administrative Agent to act in such capacity for such New LC Facility Deposits or Revolving Facility, as applicable.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the U.S. Borrower receives notice from the Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, LC Facility Lenders with LC Facility LC Exposure representing greater than 50% of the total LC Facility LC Exposure and/or Revolving Lenders with Revolving LC Exposure representing greater than 50% of the total Revolving LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph or if a Borrower is required to cash collateralize Revolving Letters of Credit pursuant to Section 2.09(e), each Borrower shall deposit in one or more accounts which shall by established at such time by the Agent, in the name of the Agent and for the benefit of the Lenders, the Issuing Banks and the LC Facility Issuing Bank, an amount in cash in the currency in which the applicable LC Facility LC Exposure and/or Revolving LC Exposure, as applicable, is denominated equal to the LC Facility LC Exposure and/or the Revolving LC Exposure, as applicable, as of such date plus any accrued and unpaid fees thereon; provided that the obligation to deposit such cash collateral shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default described in Section 7.01(f) or (g) with respect to the Borrower for which such Letter of Credit was issued. Each such deposit shall be held by the Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement with respect to such LC Facility LC Exposure and/or Revolving LC Exposure and shall be invested in short term cash equivalents selected by the Agent in its sole discretion (it being understood that the Agent shall in no event be liable for the selection of such cash equivalents or for investment losses with respect thereto, including losses incurred as a result of the liquidation of such cash equivalents prior to stated maturity). The Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Agent to reimburse the Issuing Bank or the LC Facility Issuing Bank, as applicable, for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of Borrowers for the LC Facility LC Exposure and/or Revolving LC Exposure, as applicable, at such time. If any Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to such Borrower promptly and in any event within three Business Days after all Events of Default have been cured or waived. If any Borrower is required to provide an amount of cash collateral hereunder pursuant to Section 2.05(c), such amount (to the extent not applied as aforesaid) shall be returned to such Borrower as and to the extent that, after giving effect to such return, such Borrower would remain in compliance with Section 2.05(c) and no Default shall have occurred and be continuing.

(k) Assignment. The parties acknowledge and agree that (a) the entity acting as Issuing Bank or LC Facility Issuing Bank, in its capacity as such, may, without the consent of any party hereto, assign to an Affiliate all right, title and interest of (the “Affiliate Assigned Rights”) in, to and under any and all obligations of the Borrowers under Section 2.04(e) to reimburse the Issuing Bank for Revolving LC Disbursements or the LC Facility Issuing Bank for LC Facility LC Disbursements (the “Reimbursement Obligations”), (b) in respect of all such Reimbursement Obligations constituting Affiliate Assigned Rights, for all purposes of this Agreement such Affiliate shall be deemed the “Issuing Bank” or the “LC Facility Issuing Bank,” as applicable, (c) the obligations of the Revolving Lenders and Borrowers to the Issuing Bank and the obligations of the LC Facility Lenders and U.S. Borrower to the LC Facility Issuing Bank shall, in the case of the Affiliate Assigned Rights, inure to the benefit of the Affiliate acquiring or having acquired such Affiliate Assigned Rights and be enforceable by such Affiliate and/or by the Issuing Bank and LC Facility Issuing Bank on behalf of such Affiliate and (d) all payments made by Borrowers and/or any Revolving Lender or LC Facility Lender to such Affiliate acquiring or having acquired such Affiliate Assigned Rights shall discharge all such obligations otherwise owing to the Issuing Bank or LC Facility Issuing Bank that has assigned such Affiliated Assigned Rights, to the extent so paid. The foregoing shall not otherwise affect the rights and obligations of the entities acting as Issuing Banks and LC Facility Issuing Bank hereunder.

(l) Applicability of ISP and UCP. Unless otherwise agreed by the Issuing Bank or the LC Facility Issuing Bank and the applicable Borrower in the applicable letter of credit application, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(m) Conversion. On and after any acceleration of the Obligations under Section 7.02, all amounts (i) that the Borrowers are at such time or thereafter become required to reimburse or otherwise pay to the Agent in respect of Revolving LC Disbursements made under any Revolving Letter of Credit, (ii) that the Revolving Lenders are at the time or thereafter become required to pay to the Agent and the Agent is at the time or thereafter becomes required to distribute to an Issuing Bank pursuant to this Section 2.04 in respect of unreimbursed Revolving LC Disbursements made under any Revolving Letter of Credit and (iii) that constitute each Revolving Lender’s participation in any Revolving Letter of

Credit under which a Revolving LC disbursement has been made, in each case, shall, automatically and with no further action required, be converted into the Dollar Equivalent, calculated as of such date (or in the case of any Revolving LC Disbursement made after such date, on the date such Revolving LC Disbursement is made), of such amounts. On and after such conversion, all amounts accruing and owed to an Agent, any Issuing Bank or any Lender in respect of the Obligations described in this paragraph shall accrue and be payable in Dollars at the rates otherwise applicable hereunder.

(n) Notwithstanding any provision of this Agreement to the contrary, if any Revolving Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i) if any Swingline Loans are outstanding or any Revolving Letters of Credit or Revolving LC Disbursements are outstanding under a Revolving Facility under which such Defaulting Lender is a Revolving Lender, then all or any part of the participation of such Lender in Swingline Loans, Revolving Letters of Credit and Revolving LC Disbursements shall be reallocated among the non-Defaulting Lenders under such Revolving Facility in accordance with their respective Ratable Portions but only to the extent (x) the sum of all non-Defaulting Lenders’ Revolving Credit Outstandings under such Revolving Facility plus such Defaulting Lender’s Ratable Portion of the Swingline Loans, Revolving Letters of Credit and Revolving LC Disbursements does not exceed the total of all non-Defaulting Lenders’ Revolving Commitments under such Revolving Facility and (y) the conditions set forth in Section 4.02(b) would be satisfied at such time (determined as if such reallocation constituted the issuance of a new Letter of Credit at such time); or

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the applicable Borrower shall within one Business Day following notice by the Administrative Agent (x) first, prepay all Swingline Loans under such Revolving Facility and (y) second, cash collateralize such Defaulting Lender’s Ratable Portion of the Revolving Letters of Credit and Revolving LC Disbursements under such Revolving Facility (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.06(j) for so long as such Revolving Letters of Credit or Revolving LC Disbursements are outstanding.

SECTION 2.05 Termination and Reduction of Commitments and LC Facility Deposits.

(a) The U.S. Borrower may, upon at least three Business Days’ prior notice to the Agent, terminate in whole or reduce in part the unused portions of the U.S. Revolving Commitments, U.K. Revolving Commitments, Canadian Revolving Commitments, German Revolving Commitments or Irish Revolving Commitments or, prior to the Closing Date, the Term Commitments; provided, however, that (i) each partial reduction shall be in an aggregate amount of not less than the Minimum Currency Threshold and (ii) any such reduction shall apply to proportionately and permanently reduce the Revolving Commitment of each of the Lenders except that, notwithstanding the foregoing, in connection with the establishment on any date of any Replacement Revolving Commitments pursuant to Section 2.19, the Revolving Commitments of any one or more Lenders providing any such Replacement Revolving Commitments on such date may be reduced in whole or in part on such date on a non-pro rata basis with the other Lenders under the applicable Revolving Facility provided that after giving effect to any such reduction and to the repayment of any Revolving Loans actually made on such date, the Revolving Credit Outstandings of any Revolving Lender under such Revolving Facility does not exceed the Revolving Commitment thereof). To the extent not previously utilized, all Term Commitments shall terminate at 5:00 p.m. (New York City time) on the Closing Date.

(b) The U.S. Borrower may at any time or from time to time, upon three Business Days’ prior notice to the Agent and the LC Facility Agent, direct the LC Facility Agent to reduce the Total LC Facility Deposit; provided that (i) each partial reduction of the LC Facility Deposits shall be in an integral multiple of $1.0 million and (ii) the LC Facility Deposits shall not be reduced to the extent that, after giving effect to such reduction, (x) the aggregate LC Facility LC Exposure would exceed the Total LC Facility Deposit or (y) the aggregate amount of Later Expiring LC Facility Deposits would be less than the sum, without duplication, of (A) the aggregate face amount of the Later Expiring LC Facility Letters of Credit and (B) the aggregate amount of unreimbursed LC Facility LC Disbursements in respect of the Later Expiring LC Facility Letters of Credit. In the event the Total LC Facility Deposit shall be reduced as provided in the preceding sentence, the LC Facility Agent will return the amount in the Credit-Linked Deposit Account in excess of the reduced Total LC Facility Deposit to the Agent which shall make such amount available to the LC Facility Lenders, ratably in accordance with the Ratable Portions of the Total LC Facility Deposit (as determined immediately prior to such reduction); provided, that at the option of the Borrower (specified in such notice to the LC Facility Agent) such amounts may first be applied (i) ratably to reduce all LC Facility Deposits with an earlier LC Facility Maturity Date prior to being applied to reduce any LC Facility Deposits with a later LC Facility Maturity Date and (ii) in connection with any establishment of New LC Facility Deposits pursuant to Section 2.19 on any date, to reduce the LC Facility Deposit of any Lender providing a New LC Facility Deposit on such date.

(c) If on any LC Facility Maturity Date (including, if applicable, pursuant to the definition of LC-2 Facility Maturity Date), the LC Facility LC Exposure, after giving effect to the expiration of the maturing Letters of Credit, for any reason exceeds the amount of Later Expriring LC Facility Deposits, the U.S. Borrower will deposit with the Agent, in accordance with Section 2.04(j), an amount in cash equal to the excess of the LC Facility LC Exposure on such date over the remaining amount of LC Facility Deposits with an LC Facility Maturity Date following such date in order to secure the U.S. Borrower’s reimbursement obligations with respect to any drawings that may occur. Subject only to the U.S. Borrower’s compliance with its obligations under the preceding sentence, any amount of the LC Facility Deposits in the Credit-Linked Deposit Account maturing on any LC Facility Maturity Date will be returned by the LC Facility Agent to the Agent and distributed by the Agent ratably to the LC Facility Lenders with LC Facility Deposits maturing on such LC Facility Maturity Date.

SECTION 2.06 Repayment of Loans.

(a) Each Borrower promises to repay on the Scheduled Termination Date the entire unpaid principal amount of the Revolving Loans (and in the case of the U.S. Borrower and the Canadian Borrower, Swingline Loans) made to such Borrower under the applicable Revolving Facility in the currency in which such Loans are denominated.

(b)(i) The U.S. Borrower promises to repay in Dollars the U.S. Term Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the U.S. Term Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	$8,867,500
06/30/07	$8,867,500
09/30/07	$8,867,500
12/31/07	$8,867,500
03/31/08	$8,867,500
06/30/08	$8,867,500

Date	Amount
09/30/08	$8,867,500
12/31/08	$8,867,500
03/31/09	$8,867,500
06/30/09	$8,867,500
09/30/09	$8,867,500
12/31/09	$8,867,500
03/31/10	$8,867,500
06/30/10	$8,867,500
09/30/10	$8,867,500
12/31/10	$8,867,500
03/31/11	$8,867,500
06/30/11	$8,867,500
09/30/11	$8,867,500
12/31/11	$8,867,500
03/31/12	$8,867,500
06/30/12	$8,867,500
09/30/12	$8,867,500
12/31/12	$8,867,500
03/31/13	$8,867,500
06/30/13	$8,867,500
9/30/13	$8,867,500
12/31/13	$8,867,500
Term Loan Maturity Date	Entire remaining principal amount of U.S. Term Loans

; provided, however, that the U.S. Borrower shall repay the entire unpaid principal amount of the U.S. Term Loans on the Term Loan Maturity Date.

(ii) The U.S. Borrower promises to repay in Dollars the U.S. Term B Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the U.S. Term B Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/14	$3,518,599.40
06/30/14	$3,518,599.40
09/30/14	$3,518,599.40
12/31/14	$3,518,599.40
03/31/15	$3,518,599.40
06/30/15	$3,518,599.40
09/30/15	$3,518,599.40
12/31/15	$3,518,599.40
3/31/16	$3,518,599.40
6/30/16	$3,518,599.40
Term B Loan Maturity Date	Entire remaining principal amount of U.S. Term B Loans

; provided, however, that the U.S. Borrower shall repay the entire unpaid principal amount of the U.S. Term B Loans on the U.S. Term B Loan Maturity Date.

(c) The U.K. Borrower promises to repay in Sterling the U.K. Term Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the U.K. Term Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	£305,000
06/30/07	£305,000
09/30/07	£305,000
12/31/07	£305,000
03/31/08	£305,000
06/30/08	£305,000
09/30/08	£305,000
12/31/08	£305,000
03/31/09	£305,000
06/30/09	£305,000
09/30/09	£305,000
12/31/09	£305,000
03/31/10	£305,000
06/30/10	£305,000
09/30/10	£305,000
12/31/10	£305,000
03/31/11	£305,000
06/30/11	£305,000
09/30/11	£305,000
12/31/11	£305,000
03/31/12	£305,000
06/30/12	£305,000
09/30/12	£305,000
12/31/12	£305,000
03/31/13	£305,000
06/30/13	£305,000
09/30/13	£305,000
12/31/13	£305,000
Term Loan Maturity Date	£113,460,000

; provided, however, that the U.K. Borrower shall repay the entire unpaid principal amount of the U.K. Term Loans on the Term Loan Maturity Date.

(d) The German-1 Borrower promises to repay in Euro the German Term-1 Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the German Term-1 Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	€75,000

Date	Amount
06/30/07	€75,000
09/30/07	€75,000
12/31/07	€75,000
03/31/08	€75,000
06/30/08	€75,000
09/30/08	€75,000
12/31/08	€75,000
03/31/09	€75,000
06/30/09	€75,000
09/30/09	€75,000
12/31/09	€75,000
03/31/10	€75,000
06/30/10	€75,000
09/30/10	€75,000
12/31/10	€75,000
03/31/11	€75,000
06/30/11	€75,000
09/30/11	€75,000
12/31/11	€75,000
03/31/12	€75,000
06/30/12	€75,000
09/30/12	€75,000
12/31/12	€75,000
03/31/13	€75,000
06/30/13	€75,000
09/30/13	€75,000
12/31/13	€75,000
Term Loan Maturity Date	€27,900,000

; provided, however, that the German-1 Borrower shall repay the entire unpaid principal amount of the German Term-1 Loans on the Term Loan Maturity Date.

(e) The German-2 Borrower promises to repay in Euro the German Term-2 Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the German Term-2 Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	€100,000
06/30/07	€100,000
09/30/07	€100,000
12/31/07	€100,000
03/31/08	€100,000
06/30/08	€100,000
09/30/08	€100,000
12/31/08	€100,000
03/31/09	€100,000

Date	Amount
06/30/09	€100,000
09/30/09	€100,000
12/31/09	€100,000
03/31/10	€100,000
06/30/10	€100,000
09/30/10	€100,000
12/31/10	€100,000
03/31/11	€100,000
06/30/11	€100,000
09/30/11	€100,000
12/31/11	€100,000
03/31/12	€100,000
06/30/12	€100,000
09/30/12	€100,000
12/31/12	€100,000
03/31/13	€100,000
06/30/13	€100,000
09/30/13	€100,000
12/31/13	€100,000
Term Loan Maturity Date	€37,200,000

; provided, however, that the German-2 Borrower shall repay the entire unpaid principal amount of the German Term-2 Loans on the Term Loan Maturity Date.

(f) The Irish Borrower promises to repay in Euro the Irish Term Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the Irish Term Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	€110,000
06/30/07	€110,000
09/30/07	€110,000
12/31/07	€110,000
03/31/08	€110,000
06/30/08	€110,000
09/30/08	€110,000
12/31/08	€110,000
03/31/09	€110,000
06/30/09	€110,000
09/30/09	€110,000
12/31/09	€110,000
03/31/10	€110,000
06/30/10	€110,000
09/30/10	€110,000
12/31/10	€110,000
03/31/11	€110,000

Date	Amount
06/30/11	€110,000
09/30/11	€110,000
12/31/11	€110,000
03/31/12	€110,000
06/30/12	€110,000
09/30/12	€110,000
12/31/12	€110,000
03/31/13	€110,000
06/30/13	€110,000
09/30/13	€110,000
12/31/13	€110,000
Term Loan Maturity Date	€40,920,000

; provided, however, that the Irish Borrower shall repay the entire unpaid principal amount of the Irish Term Loans on the Term Loan Maturity Date.

(g) The U.S. Borrower promises to repay in Yen the Yen Term Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the Yen Term Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	¥13,555,000
06/30/07	¥13,555,000
09/30/07	¥13,555,000
12/31/07	¥13,555,000
03/31/08	¥13,555,000
06/30/08	¥13,555,000
09/30/08	¥13,555,000
12/31/08	¥13,555,000
03/31/09	¥13,555,000
06/30/09	¥13,555,000
09/30/09	¥13,555,000
12/31/09	¥13,555,000
03/31/10	¥13,555,000
06/30/10	¥13,555,000
09/30/10	¥13,555,000
12/31/10	¥13,555,000
03/31/11	¥13,555,000
06/30/11	¥13,555,000
09/30/11	¥13,555,000
12/31/11	¥13,555,000
03/31/12	¥13,555,000
06/30/12	¥13,555,000
09/30/12	¥13,555,000
12/31/12	¥13,555,000
03/31/13	¥13,555,000

Date	Amount
06/30/13	¥13,555,000
09/30/13	¥13,555,000
12/31/13	¥13,555,000
Term Loan Maturity Date	¥5,042,460,000

; provided, however, that the U.S. Borrower shall repay the entire unpaid principal amount of the Yen Term Loans on the Term Loan Maturity Date.

(h) The Canadian Borrower promises to repay in Dollars the Canadian Term Loans on each date set forth below in an amount equal to the product of (x) the Remaining Term Percentage of the Canadian Term Loans as of such date multiplied by (y) the amount set forth below opposite such date (subject to Section 2.08(b) and 2.09(c)):

Date	Amount
03/31/07	$425,000
06/30/07	$425,000
09/30/07	$425,000
12/31/07	$425,000
03/31/08	$425,000
06/30/08	$425,000
09/30/08	$425,000
12/31/08	$425,000
03/31/09	$425,000
06/30/09	$425,000
09/30/09	$425,000
12/31/09	$425,000
03/31/10	$425,000
06/30/10	$425,000
09/30/10	$425,000
12/31/10	$425,000
03/31/11	$425,000
06/30/11	$425,000
09/30/11	$425,000
12/31/11	$425,000
03/31/12	$425,000
06/30/12	$425,000
09/30/12	$425,000
12/31/12	$425,000
03/31/13	$425,000
06/30/13	$425,000
09/30/13	$425,000
12/31/13	$425,000
Term Loan Maturity Date	$158,100,000

; provided, however, that the Canadian Borrower shall repay the entire unpaid principal amount of the Canadian Term Loans on the Term Loan Maturity Date; provided, further, that, until the first day following the fifth anniversary of the Closing Date, the Canadian Borrower shall not be required to make any payment (or the applicable portion thereof) under this clause (h) to the extent that such payment, together with any prepayments of the Canadian Term Loans made under Section 2.09, would result in payment of principal in respect of the Canadian Term Loans in an aggregate principal amount in excess of 25% of the aggregate principal amount of the Canadian Term Loans made on the Closing Date (the “Excess Amount”), and, to the extent that any Term Loans (other than the Canadian Term Loans) are outstanding, an amount equal to the Excess Amount shall be applied to the repayment of any of the Term Loans (other than the Canadian Term Loans) by way of repayment by one or more of the Borrowers (other than the Canadian Borrower) of its outstanding Term Loans.

SECTION 2.07 Evidence of Debt.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) The Agent shall maintain accounts in which it shall record (i) the amount of each LC Facility Participation and Loan made hereunder, the Type thereof and the Interest Period (if any) applicable to each Loan hereunder, (ii) the amount of any principal, interest and fees due and payable or to become due and payable from each Borrower to each Lender hereunder and (iii) the amount of any sum received by the Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(c) The entries made in the accounts maintained pursuant to paragraph (a) or (b) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of any Borrower to repay its Obligations in accordance with the terms of this Agreement.

(d) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the applicable Borrower shall reasonably promptly prepare, execute and deliver to such Lender a Revolving Credit Note or Term Loan Note payable to such Lender and its registered assigns and in substantially the form of Exhibit F-1 or Exhibit F-2 hereto, as applicable, with appropriate insertions and deletions. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein and its registered assigns.

SECTION 2.08 Optional Prepayment of Loans.

(a) Revolving Loans. Each Borrower may upon prior notice to the Agent not later than (x) 1:00 p.m. (London time) in the case of Loans denominated in Euro, Sterling or Yen or (y) 11:00 a.m. (New York City time) in the case of Loans denominated in any other currency, in each case (i) at least three Business Days prior to the date of prepayment, in the case of any prepayment of Eurocurrency Rate Loans or BA Rate Loans, (ii) at least one Business Day prior to the date of prepayment in the case of Base Rate Loans or Canadian Base Rate Loans or (iii) on the date of prepayment, in the case of Swingline Loans, prepay without premium or penalty the outstanding principal amount of any or all of its Revolving Loans and Swingline Loans, as applicable, in whole or in part at any time in the currencies in which such Loans are denominated; provided, however, that if any prepayment of any Eurocurrency Rate Loan or BA Rate Loan is made by a Borrower other than on the last day of an Interest Period for such Loan, such Borrower shall also pay all interest and fees accrued to the date of such prepayment on the principal amount prepaid and any amount owing pursuant to Section 2.14(e); provided, further, that each partial prepayment shall be in an aggregate principal amount not less than the applicable Minimum Currency Threshold.

Upon the giving of any notice of prepayment, the principal amount of Revolving Loans or Swingline Loans specified therein to be prepaid shall become due and payable on the date specified therein for such prepayment (except that any notice of prepayment in connection with the refinancing of all of the Facilities may be contingent upon the consummation of such refinancing).

(b) Term Loans. Any Borrower may, upon prior notice to the Agent not later than (x) 1:00 p.m. (London time) in the case of Loans denominated in Euro, Sterling or Yen or (y) 11:00 a.m. (New York City time) in the case of Loans denominated in any other currency, in each case (i) at least three Business Days prior to the date of prepayment, in the case of any prepayment of Eurocurrency Rate Loans and (ii) at least one Business Day prior to the date of prepayment, in the case of any prepayment of Base Rate Loans, prepay without premium or penalty its Term Loans under any Term Loan Facility in the currency in which such Term Loans are denominated, in whole or in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that if any prepayment of any Eurocurrency Rate Loan is made by a Borrower other than on the last day of an Interest Period for such Loan, such Borrower shall also pay any amounts owing pursuant to Section 2.14(e); provided, further, that each partial prepayment shall be in an aggregate amount not less than the Minimum Currency Threshold and that any such partial prepayment shall be applied to reduce the remaining installments of the outstanding principal amount of the Term Loans under the applicable Term Loan Facility as directed by the U.S. Borrower. Upon the giving of any notice of prepayment, the principal amount of the Term Loans specified therein to be prepaid shall become due and payable on the date specified therein for such prepayment (except that any notice of prepayment in connection with the refinancing of all of the Facilities may be contingent upon the consummation of such refinancing). Notwithstanding the foregoing, in connection with any voluntary prepayment of the U.S. Term B Loans prior to March 26, 2011 with the proceeds of any term loans having lower interest margins than the Applicable Margins for the U.S. Term B Loans, such prepayment shall be accompanied by a premium equal to 1.0% of the principal amount of the U.S. Term B Loans so prepaid.

SECTION 2.09 Mandatory Prepayment of Loans.

(a) Subject to clause (d) below, no later than three Business Days after the earlier of (i) ninety (90) days after the end of each fiscal year of the U.S. Borrower, commencing with the fiscal year ending on September 30, 2008, and (ii) the date on which the financial statements with respect to such fiscal year are delivered pursuant to Section 5.01(a) (the “Excess Cash Flow Application Date”), the U.S. Borrower shall prepay (or cause the other Borrowers to prepay) outstanding Term Loans in an aggregate principal amount equal to 50% of Excess Cash Flow for the fiscal year then ended; provided that the amount of such prepayment shall be reduced to 25% of such Excess Cash Flow if the Consolidated Leverage Ratio of the U.S. Borrower at the end of such fiscal year shall be equal to or less than 5.25 to 1.00, but greater than 4.50 to 1.00, and (ii) such prepayment shall not be required if the Consolidated Leverage Ratio of the U.S. Borrower at the end of such fiscal year shall be equal to or less than 4.50 to 1.00; provided, further, that the amount of such prepayment shall be further reduced (without duplication of any amount that has reduced the amount of Loans required to be prepaid pursuant to this clause (a) in any other year) by an amount equal to the amount of Loans prepaid pursuant to Section 2.08 during the time period commencing at the beginning of the fiscal year with respect to which such prepayment is required and ending on the day preceding the Excess Cash Flow Application Date (other than a prepayment of Revolving Loans or Swingline Loans except to the extent accompanied by a corresponding reduction in the amount of the Revolving Commitments), other than prepayments funded with the proceeds of the incurrence of Indebtedness (other than under any revolving credit facility).

(b) Subject to clause (d) below, on each occasion that a Prepayment Event occurs, the U.S. Borrower shall (or shall cause the other Borrowers to) within five Business Days after the occurrence of such Prepayment Event (or, in the case of Deferred Net Cash Proceeds, within five Business

Days after the last day of the Reinvestment Period relating to such Prepayment Event), prepay, in accordance with clause (c) below, a principal amount of Term Loans equal to 100% of the Net Cash Proceeds from such Prepayment Event; provided that no prepayment shall be required as a result of any Asset Sale Prepayment Event until the aggregate amount of Net Cash Proceeds from all Asset Sale Prepayment Events following the Closing Date that have not previously been applied to prepay Loans in accordance with this Section 2.09 exceeds $100.0 million and then only the excess over $100.0 million shall be required to be applied to prepay Loans; provided further that with respect to the Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event, the U.S. Borrower may use a portion of such Net Cash Proceeds to prepay or repurchase First Lien Notes to the extent the U.S. Borrower is required to prepay such First Lien Notes as a result of such Prepayment Event, in each case in an amount not to exceed the product of (x) the amount of such Net Cash Proceeds multiplied by (y) a fraction, the numerator of which is the outstanding principal amount of such First Lien Notes and the denominator of which is the sum of the outstanding principal amount of such First Lien Notes and the outstanding principal amount of Term Loans.

(c) The U.S. Borrower shall deliver to the Agent, at the time of each prepayment required under Section 2.09(a) or (b), (i) a certificate signed by a Financial Officer of the U.S. Borrower setting forth in reasonable detail the calculation of the amount of such prepayment and (ii) to the extent practicable, at least three (3) Business Days prior written notice of such prepayment. Amounts required to be applied to the prepayment of Term Loans in accordance with clauses (a) and (b) above shall be applied pro rata to prepay Term Loans under the Term Loan Facilities (based on the Dollar Equivalent amount of Term Loans outstanding under each Term Facility on the date of prepayment) and shall be applied to scheduled amortization of such Term Loans as directed by the U.S. Borrower; provided that notwithstanding the foregoing, the U.S. Borrower may elect in its sole discretion to apply the Net Cash Proceeds from any Debt Incurrence Prepayment Event to prepay all Term Loans maturing on the Term Loan Maturity Date (on a pro rata basis among the applicable Term Facilities based on the Dollar Equivalent amount of Term Loans outstanding thereunder on the date of prepayment) prior to prepaying the U.S. Term B Loans or any Extended Term Loans. Each notice of prepayment shall specify the prepayment date, the Type of each Loan being prepaid and the principal amount of each Loan (or portion thereof) to be prepaid. Prepayments shall be accompanied by accrued interest as required by Section 2.11. All prepayments of Borrowings under this Section 2.09 shall be subject to Section 2.14, but shall otherwise be without premium or penalty.

(d) Notwithstanding the foregoing, the Canadian Borrower shall not be required to make any prepayment of Canadian Term Loans under this Section 2.09 to the extent that any required prepayment pursuant to this Section 2.09 occurring prior to the first day following the fifth anniversary of the Closing Date, together with any repayments of the Canadian Term Loans made under Section 2.06(h), would result in repayment of the Canadian Term Loans in an aggregate principal amount in excess of 25% of the aggregate principal amount of the Canadian Term Loans made on the Closing Date, and, to the extent that any Term Loans (other than the Canadian Term Loans) are outstanding, an amount equal to the Excess Amount shall be applied to the repayment of any of the Term Loans (other than the Canadian Term Loans) by way of repayment by one or more of the Borrowers (other than the Canadian Borrower) of its outstanding Term Loans.

(e) If at any time the Agent notifies the U.S. Borrower that the aggregate Dollar Equivalent of Revolving Credit Outstandings (it being understood that with respect to the U.S. Revolving Facility, commercial Revolving Letters of Credit having a Revolving LC Exposure of $15.0 million shall at all times be deemed to be outstanding) under any Revolving Facility exceeds the aggregate Revolving Commitments under such Revolving Facility at such time, each Borrower under such Revolving Facility shall forthwith prepay on a pro rata basis with any other Borrower under such Revolving Facility an amount of Revolving Loans made to such Borrower under such Revolving Facility then outstanding in an aggregate amount with respect to the Borrower(s) under such Revolving Facility equal to such excess; provided, however, that, to the extent such excess results solely by reason of a change in exchange rates, no Borrower shall be required to make such prepayment unless the amount of such excess causes the Revolving Credit Outstandings under such Revolving Facility to exceed 105% of the Revolving Commitments under such Revolving Facility. If any such excess remains after prepayment in full of the aggregate outstanding Revolving Loans under the applicable Revolving Facility, each applicable Borrower shall provide cash collateral on a pro rata basis with any other Borrower under such Revolving Facility for the Revolving Letters of Credit issued for the account of such Borrower under such Revolving Facility in the manner set forth in Section 2.04(j) in an aggregate amount with respect to the Borrower(s) under such Revolving Facility equal to such excess.

SECTION 2.10 Fees.

(a) Revolving Commitment Fees. Each Borrower, severally and not jointly with each other Borrower that, in accordance with Section 2.01, has the ability to borrow under a Revolving Facility with such Borrower, agrees to pay, in Dollars in immediately available funds, (i) to each Revolving Lender a commitment fee (a “Revolving Commitment Fee”) on the Dollar Equivalent of the actual daily amount by which the Revolving Commitment of such Revolving Lender under the applicable Revolving Facility exceeds such Revolving Lender’s Ratable Portion of the sum of (A) the aggregate outstanding principal amount of Revolving Loans under such Revolving Facility and (B) the aggregate Revolving LC Exposure under such Revolving Facility, in each case, from the date hereof through the Revolving Credit Termination Date for such Revolving Facility at the Applicable Rate, payable in arrears (x) for the preceding calendar quarter, no later than the tenth Business Day of each calendar quarter, commencing on the first such Business Day following the Closing Date and (y) on the Revolving Credit Termination Date for such Revolving Facility; provided that if more than one Borrower has the ability to borrow under such Revolving Facility, then each such Borrower shall severally be obligated to pay an equal amount of the aggregate Revolving Credit Commitment Fee under such Revolving Facility.

(b) Revolving Letter of Credit Fees. Each Borrower agrees to pay, in immediately available funds, the following amounts denominated in Dollars with respect to Revolving Letters of Credit issued by any Issuing Bank at the request of such Borrower:

(i)(x) to each Issuing Bank with respect to each Revolving Letter of Credit that is a standby Letter of Credit issued by such Issuing Bank, an issuance fee equal to a percentage to be agreed to by such Issuing Bank and the U.S. Borrower of the Dollar Equivalent of the maximum undrawn amount of such Revolving Letter of Credit, and (y) to each Issuing Bank with respect to each commercial Revolving Letter of Credit issued by such Issuing Bank, an issuance fee equal to a percentage to be agreed to by such Issuing Bank and the U.S. Borrower of the Dollar Equivalent of the Net Daily Amount of such Revolving Letter of Credit, in each case payable in arrears (A) for the preceding calendar quarter, no later than the tenth Business Day of each calendar quarter, commencing on the first such Business Day following the issuance of such Letter of Credit and (B) on the Revolving Credit Termination Date for the Revolving Facility under which such Revolving Letter of Credit was issued;

(ii) to the Agent for the ratable benefit of the Revolving Lenders under any Revolving Facility under which a Revolving Letter of Credit was issued, a fee (a “Revolving LC Fee”) accruing at a rate per annum equal to the Applicable Rate (x) for each standby Letter of Credit calculated on the Dollar Equivalent of the maximum undrawn face amount of such Letter of Credit and (y) for each commercial Letter of Credit calculated on the Dollar Equivalent of the Net Daily Amount of each commercial Letter of Credit, payable in arrears (A) no later than the tenth Business Day of each calendar quarter, commencing on the first such Business Day following the issuance of such Letter of Credit and (B) on the Revolving Credit Termination Date for the Revolving Facility under which such Revolving Letter of Credit was issued; and

(iii) to each Issuing Bank with respect to any Revolving Letter of Credit issued by it, with respect to the issuance, amendment or transfer of each Revolving Letter of Credit and each drawing made thereunder, documentary and processing charges in accordance with such Issuing Bank’s standard schedule for such charges in effect at the time of issuance, amendment, transfer or drawing, as the case may be.

(c) LC Facility LC Fees. The U.S. Borrower agrees to pay:

(i) in addition to the fees payable to the LC Facility Lenders pursuant to Section 2.18(b), to the Agent for the account of each LC Facility Lender a participation fee (an “LC Facility LC Fee”) with respect to its LC Facility Deposit, which shall accrue at the Applicable Rate from time to time in effect on the daily amount of such LC Facility Lender’s LC Facility Deposit during the period from and including the Closing Date to but excluding the date on which the entire amount of such Lender’s LC Facility Deposit is returned to it;

(ii) to the LC Facility Issuing Bank, with respect to each LC Facility Letter of Credit, an issuance fee equal to a percentage per annum to be agreed to by the U.S. Borrower and the LC Facility Issuing Bank on the daily amount of the maximum undrawn face amount of such LC Facility Letter of Credit, payable in arrears on the daily amount (A) no later than the tenth Business Day of each calendar quarter, commencing on the first such Business Day following the issuance of such Letter of Credit, and (B) on the date on which the entire amount of LC Facility Deposits have been returned to the LC Facility Lenders; and

(iii) the LC Facility Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.

LC Facility LC Fees and fronting fees on LC Facility Letters of Credit accrued through and including the last day of March, June, September and December of each calendar year shall be payable on the tenth Business Day following such last day, commencing on the first such date to occur after the Closing Date; provided that all such fees shall be payable on the date on which the LC Facility Deposits are returned to the LC Facility Lenders and any such fees accruing after the date on which the LC Facility Deposits are returned to the LC Facility Lenders shall be payable on demand. Any other fees payable to the LC Facility Issuing Bank pursuant to this clause (c) shall be payable within ten days after demand. All LC Facility LC Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(d) Additional Fees. The U.S. Borrower shall pay to the Agent additional fees as have been separately agreed.

(e) Soft-Call Fee. If any U.S. Term B Lender is required to assign its U.S. Term B Loan pursuant to Section 9.02(e) prior to March 26, 2011 in connection with any amendment the purpose of which is to lower the interest rate applicable to the U.S. Term B Loans, then on the date of such removal the U.S. Borrower shall pay such Lender a fee equal to 1.0% of the principal amount of its U.S. Term B Loan required to be assigned pursuant to such Section.

SECTION 2.11 Interest.

(a) Rate of Interest.

(i) Subject to the terms and conditions set forth in this Agreement (A) at the option of the applicable Borrower, all Loans denominated in Dollars (other than Swingline Loans) shall be made as Base Rate Loans or Eurocurrency Rate Loans, (B) at the option of the U.S. Borrower or the Canadian Borrower, as applicable, all Loans denominated in Canadian Dollars (other than Swingline Loans) shall be made as Canadian Base Rate Loans or BA Rate Loans; provided, however, that all such Loans pursuant to the foregoing subclauses (A) and (B) shall be made as Base Rate Loans or Canadian Base Rate Loans, as applicable, unless, subject to Section 2.14, the Borrowing Request specifies that all or a portion thereof shall be Eurocurrency Rate Loans or BA Rate Loans, as applicable, (C) all U.S. Swingline Loans shall be made as Base Rate Loans, (D) all Canadian Swingline Loans shall be made as Canadian Base Rate Loans and (E) all Loans denominated in any currency other than Dollars or Canadian Dollars shall be made as Eurocurrency Rate Loans.

(ii) All Loans shall bear interest on the unpaid principal amount thereof from the date such Loans are made as follows:

(A) if a Base Rate Loan, at a rate per annum equal to the sum of (1) the Base Rate as in effect from time to time and (2) the Applicable Rate in effect from time to time;

(B) if a Canadian Base Rate Loan, at a rate per annum equal to the sum of (1) the Canadian Base Rate in effect from time to time and (2) the Applicable Rate in effect from time to time;

(C) if a Eurocurrency Rate Loan, at a rate per annum equal to the sum of (A) the Eurocurrency Rate determined for the applicable Eurocurrency Interest Period, (B) the Applicable Rate in effect from time to time during such Eurocurrency Interest Period and (C) if applicable, Mandatory Costs;

(D) if a BA Rate Loan, at a rate per annum equal to the sum of (A) the BA Rate determined for the applicable BA Interest Period and (B) the Applicable Rate in effect from time to time during such BA Interest Period.

(b) Interest Payments. (i) Interest accrued on each Base Rate Loan or Canadian Base Rate Loan, in each case other than any Swingline Loan, shall be payable in arrears (A) for the preceding calendar quarter, no later than the fourth Business Day of each calendar quarter, commencing on the first such day following the making of such Base Rate Loan or Canadian Base Rate Loan, (B) in the case of Base Rate Loans that are Term Loans, upon the payment or prepayment thereof in full or in part and (C) if not previously paid in full, at maturity (whether by acceleration or otherwise) of such Base Rate Loan or Canadian Base Rate Loan, (ii) interest accrued on each Swingline Loan shall be payable in arrears for the preceding calendar quarter no later than the fourth Business Day of each calendar quarter, (iii) interest accrued on each Eurocurrency Rate Loan and each BA Rate Loan shall be payable in arrears (A) on the last day of each Interest Period applicable to such Loan and, if such Interest Period has a duration of more than three months, on each date during such Interest Period occurring every three months from the first day of such Interest Period, (B) upon the payment or prepayment thereof in full or in part and (C) if not previously paid in full, at maturity (whether by acceleration or otherwise) of such Eurocurrency Rate Loan or BA Rate Loan, as the case may be, and (iv) interest accrued on the amount of all other Obligations shall be payable on demand from and after the time such Obligation becomes due and payable (whether by acceleration or otherwise).

(c) Default Interest. If all or a portion of (i) the principal amount of any Loan or any LC Disbursement or (ii) any interest payable thereon, LC Facility LC Fees or Revolving LC Fees shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum that is (x) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2%, (y) in the case of any LC Disbursement, at the rate applicable under Section 2.04(h) plus 2% and (z) in the case of any overdue interest, LC Facility LC Fees or Revolving LC Fees, to the extent permitted by applicable law, the rate described in Section 2.10 or Section 2.11(a), as applicable, plus 2% from and including the date of such non-payment to but excluding the date on which such amount is paid in full (after as well as before judgment).

(d) Criminal Interest Rate/Interest Act (Canada).

(i) For purposes of the Interest Act (Canada), whenever any interest is calculated on the basis of a period of time other than a year of 365 or 366 days, as applicable, the annual rate of interest to which each rate of interest utilized pursuant to such calculation is equivalent is such rate so utilized multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in such calculation. For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Loan Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

(ii) If any provision of this Agreement or any of the other Loan Documents would obligate the Canadian Borrower to make any payment of interest or other amount payable to any Lender under any Loan Documents in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)), then notwithstanding that provision, that amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by that Lender of interest at a criminal rate, the adjustment to be effected, to the extent necessary, (A) first, by reducing the amount or rate of interest required to be paid to the affected Lender under this Section 2.11 and (B) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

(iii) Notwithstanding clause (d)(ii), and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code (Canada), then the Canadian Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from that Lender in an amount equal to the excess, and pending reimbursement, the amount of the excess shall be deemed to be an amount payable by that Lender to the Canadian Borrower.

(iv) Any amount or rate of interest referred to in this Section 2.11(d) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of the Agreement on the assumption that any charges, fees or expenses that fall within the meaning of interest (as defined in the Criminal Code (Canada)) shall be prorated over that period of time and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purposes of that determination.

SECTION 2.12 Conversion/Continuation Options.

(a)(i) Each Borrower may elect (x) at any time on any Business Day to convert Base Rate Loans (other than Swingline Loans) or any portion thereof to Eurocurrency Rate Loans or (y) at the end of any Eurocurrency Interest Period applicable to any Loan that is denominated in Dollars, to convert such Loan into a Base Rate Loan, (ii) the U.S. Borrower or the Canadian Borrower may elect (x) at any time on any Business Day to convert Canadian Base Rate Loans (other than Canadian Swingline Loans) to BA Rate Loans or (y) at the end of any BA Interest Period, to convert BA Rate Loans to Canadian Base Rate Loans, (iii) each Borrower may elect at the end of any applicable Interest Period, to continue Eurocurrency Rate Loans or BA Rate Loans or any portion thereof for an additional Interest Period; provided, however, that in the case of clauses (i) and (ii) above the aggregate amount of the Eurocurrency Rate Loans or BA Rate Loans, as the case may be, for each Interest Period shall not be less than the Minimum Currency Threshold. Each conversion or continuation shall be allocated among the Loans of each Lender in accordance with such Lender’s Ratable Portion. Each such election shall be in substantially the form of Exhibit G and shall be made by giving the Agent prior written notice by 12:00 noon (New York City time) at least three Business Days in advance specifying (A) the amount and type of Loan being converted or continued, (B) in the case of a conversion to or a continuation of Eurocurrency Rate Loans or BA Rate Loans, the applicable Interest Period and (C) in the case of a conversion, the date of such conversion.

(b) The Agent shall promptly notify each applicable Lender of its receipt of an Interest Election Request and of the options selected therein. Notwithstanding the foregoing, (i) Loans denominated in any currency other than Dollars may not be converted to Base Rate Loans, (ii) Loans denominated in any currency other than Canadian Dollars may not be converted to Canadian Base Rate Loans or BA Rate Loans, (iii) Loans denominated in Canadian Dollars may not be converted into Eurocurrency Rate Loans, (iv) no (A) conversion in whole or in part of Base Rate Loans to Eurocurrency Rate Loans or Canadian Base Rate Loans to BA Rate Loans, (B) continuation in whole or in part of Eurocurrency Rate Loans denominated in Dollars or BA Rate Loans upon the expiration of any applicable Interest Period or (C) continuation of any Eurocurrency Rate Loan denominated in any currency other than Dollars for a Eurocurrency Interest Period of other than one month’s duration, in each case, shall be permitted at any time at which (I) an Event of Default shall have occurred and be continuing and the Agent or the Required Lenders shall have determined not to permit such continuation or conversion or (II) the continuation of, or conversion into, a Eurocurrency Rate Loan or BA Rate Loans would violate any provision of Section 2.14(b). If, within the time period required under the terms of this Section 2.12, the Agent does not receive an Interest Election Request from the applicable Borrower containing a permitted election to continue any Eurocurrency Rate Loans or BA Rate Loans for an additional Interest Period or to convert any such Loans, then, upon the expiration of the applicable Interest Period, Loans denominated in Dollars shall be automatically converted into Base Rate Loans, Loans denominated in Canadian Dollars shall be automatically converted into Canadian Base Rate Loans and Loans denominated in any currency other than Dollars or Canadian Dollars shall be automatically continued as Eurocurrency Rate Loans with a Eurocurrency Interest Period of one month. Each Interest Election Request shall be irrevocable.

SECTION 2.13 Payments and Computations.

(a) Each Borrower shall make each payment hereunder (including fees and expenses) not later than (x) 1:00 p.m. (London time) in the case of Loans denominated in Euro, Sterling or Yen or (y) 1:00 p.m. (New York City time) in the case of Loans denominated in any other currency, in each case on the day when due, in the currency specified herein (or, if no such currency is specified, in Dollars), except as specified in the following sentence, to the Agent at the Agent’s Office for payments in such currency in immediately available funds without setoff or counterclaim. The Agent shall promptly thereafter cause to be distributed immediately available funds relating to the payment of principal, interest or fees to the Applicable Lending Offices of the applicable Lenders for such payments ratably in accordance with the amount of such principal, interest or fees due and owing to such Lenders on such date; provided, however, that (x) amounts payable pursuant to Section 2.14 or Section 2.15 shall be paid only to the affected LC Facility Issuing Bank, Issuing Bank, Lender or Lenders, (y) amounts payable with respect to Swingline Loans shall be paid only to the applicable Swingline Lender and (z) amounts payable to the Issuing Banks and LC Facility Issuing Bank in accordance with Section 2.10 shall be paid directly to such Issuing Banks and LC Facility Issuing Bank. Payments received by the Agent (or other applicable party) after 1:00 p.m. (New York City time) shall be deemed to be received on the next Business Day.

(b) All computations of interest and of fees shall be made by the Agent on the basis of a year of 360 days (other than computations of interest (i) for LC Facility LC Fees, Base Rate Loans, Canadian Base Rate Loans and Loans denominated in Sterling which shall be made by the Agent on the basis of a year of 365 or 366 days, as the case may be, and (ii) for BA Rate Loans which shall be made by the Agent on the basis of a year of 365 days), in each case, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest and fees are payable. Each determination by the Agent of a rate of interest hereunder shall be conclusive and binding for all purposes, absent manifest error.

(c) Except as otherwise provided herein, each payment by a Borrower with respect to any Loan or Letter of Credit and each reimbursement of reimbursable expenses or indemnified liabilities shall be made in the currency in which such Loan was made, such Letter of Credit issued or such expense or liability was incurred.

(d) Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, the due date for such payment shall be extended to the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or fees, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of any Eurocurrency Rate Loan to be made in the next calendar month, such payment shall be made on the immediately preceding Business Day. All repayments of any Revolving Loans or Term Loans that are denominated in Dollars or Canadian Dollars shall be applied as follows: first, to repay such Loans outstanding as Base Rate Loans or Canadian Base Rate Loans, as applicable, and second, to repay such Loans outstanding as Eurocurrency Rate Loans or BA Rate Loans, with those Eurocurrency Rate Loans or BA Rate Loans having earlier expiring Interest Periods being repaid prior to those having later expiring Interest Periods.

(e) Unless the Agent shall have received notice from any Borrower to the Lenders prior to the date on which any payment is due hereunder that such Borrower will not make such payment in full, the Agent may assume that such Borrower has made such payment in full to the Agent on such date and the Agent may, in reliance upon such assumption, cause to be distributed to each applicable Lender on such due date an amount equal to the amount then due such Lender. If and to the extent that such Borrower shall not have made such payment in full to the Agent, each applicable Lender shall repay to the Agent forthwith on demand such amount distributed to such Lender together with interest thereon (at the Interbank Rate for the first Business Day, and, thereafter, at the rate applicable to Base Rate Loans) for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Agent.

SECTION 2.14 Increased Costs; Change of Law, Etc.

(a) Determination of Interest Rate. Each of the (i) Eurocurrency Rate for each Eurocurrency Interest Period for Eurocurrency Rate Loans and (ii) the BA Rate for each BA Interest Period for BA Rate Loans shall be determined by the Agent pursuant to the procedures set forth in the definition of “Eurocurrency Rate” or “BA Rate,” as applicable. The Benchmark LIBOR Rate for each day shall be determined by the LC Facility Agent and notified to the Agent.

(b) Interest Rate Unascertainable, Inadequate or Unfair. In the event that (i) the Agent determines that adequate and fair means do not exist for ascertaining the applicable interest rates by reference to which the Eurocurrency Rate, the Benchmark LIBOR Rate or the BA Rate then being determined is to be fixed or (ii) the Required Class Lenders of the affected Facility notify the Agent that the Eurocurrency Rate, the Benchmark LIBOR Rate or the BA Rate for any Interest Period (or, in the case of the Benchmark LIBOR Rate, other period) will not adequately reflect the cost to the Lenders of making or maintaining such Loans or LC Facility Deposits in the applicable currency for such Interest Period or other period, the Agent shall forthwith so notify the U.S. Borrower and the Lenders, whereupon (w) the LC Facility Deposits shall be invested so as to earn a return equal to the greater of the Federal Funds Effective Rate and a rate determined by the LC Facility Agent in accordance with banking industry rules on interbank compensation, (x) each affected Eurocurrency Rate Loan denominated in Dollars shall automatically, on the last day of the current Interest Period for such Loan, convert into a Base Rate Loan and the obligations of the Revolving Lenders and the U.S. Term Loan Lenders to make Eurocurrency Rate Loans denominated in Dollars or to convert Base Rate Loans into Eurocurrency Rate Loans shall be suspended until the Agent shall notify the U.S. Borrower that the Required Class Lenders under the affected Facility have determined that the circumstances causing such suspension no longer exist, (y) each BA Rate Loan shall automatically, on the last day of the current Interest Period for such Loan, convert into a Canadian Base Rate Loan and the obligations of the Canadian Revolving Lenders to make BA Rate Loans or to convert Canadian Base Rate Loans into BA Rate Loans shall be suspended until the Agent shall notify the U.S. Borrower that the Required Class Lenders under the affected Facility have determined that the circumstances causing such suspension no longer exist and (z) each Eurocurrency Rate Loan that is denominated in a currency other than Dollars, the affected Eurocurrency Rate Loans shall be made or continued, as the case may be, as Eurocurrency Rate Loans with an Interest Period of one month and the amount of interest payable in respect of any such Eurocurrency Rate Loan shall be determined in accordance with the following provisions:

(i) if the Agent so requires, within five days of such notification the Agent and the applicable Borrower, as applicable, shall enter into negotiations with a view to agreeing on a substitute basis for determining the rate of interest (a “Substitute Interest Rate”) which may be applicable to affected Eurocurrency Rate Loans of such Borrower in the future and any such Substitute Interest Rate that is agreed shall take effect in accordance with its terms and be binding on each party hereto; provided that the Agent may not agree on any such Substitute Interest Rate without the prior consent of the Required Class Lenders under the affected Facility;

(ii) if no Substitute Interest Rate is agreed pursuant to clause (i) above, any affected Eurocurrency Rate Loan shall bear interest during the subsequent Interest Period at the rate per annum otherwise applicable to Eurocurrency Rate Loans under such Facility, except that in the place of the Eurocurrency Rate, in respect of Eurocurrency Rate Loans denominated in any currency other than Dollars, the Agent shall use the cost to the applicable Lender (as conclusively certified by such Lender in a certificate to the Agent and the applicable Borrower and expressed as a rate per annum) and containing a general description of the source selected of funding such Loan from whatever source it shall reasonably select; and

(iii) if the Agent has required a Borrower to enter into negotiations pursuant to clause (i) above, the Agent may (acting on the instructions of the Required Class Lenders under the affected Facility) declare that no further Eurocurrency Rate Loans in the applicable currency shall be converted, continued or made unless a Substitute Interest Rate has been agreed by the applicable Borrower and the Agent within 30 days of the Agent having so required negotiations.

(c) Increased Costs.

(i) If any Change in Law shall:

(A) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, Issuing Bank or LC Facility Issuing Bank (except any such reserve requirement reflected in the Eurocurrency Rate);

(B) impose on any Lender or the London interbank market any other condition affecting this Agreement or Eurocurrency Rate Loans or BA Rate Loans made by such Lender or LC Facility Deposits maintained by such Lender; or

(C) subject any Lender, Issuing Bank or LC Facility Issuing Bank to any Taxes or change the basis of taxation of such Lender, Issuing Bank or LC Facility Issuing Bank except for Indemnified Taxes indemnifiable under Section 2.15 or Excluded Taxes;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan or LC Facility Deposit or the cost to an Issuing Bank or LC Facility Issuing Bank of issuing or maintaining Letters of Credit or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or LC Facility Issuing Bank hereunder (whether of principal, interest or otherwise), then, following delivery of the certificate contemplated by paragraph (iii) of this clause (c), the applicable Borrower will pay to such Lender, Issuing Bank or LC Facility Issuing Bank in accordance with clause (iii) below such additional amount or amounts as will compensate such Lender, Issuing Bank or LC Facility Issuing Bank for such additional costs incurred or reduction suffered.

(ii) If any Lender, Issuing Bank or LC Facility Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, LC Facility Deposits maintained by such Lender or Letters of Credit issued by such Issuing Bank or LC Facility Issuing Bank to a level below that which such Person or such Person’s holding company could have achieved but for such Change in Law other than due to Indemnified Taxes indemnifiable under Section 2.15 or Excluded Taxes (taking into consideration such Person’s policies and the policies of such Person’s holding company with respect to capital adequacy), then from time to time following delivery of the certificate contemplated by paragraph (iii) of this clause (c) of this Section the applicable Borrower will pay to such Lender, Issuing Bank or LC Facility Issuing Bank in accordance with clause (iii) below such additional amount or amounts as will compensate such Person or such Person’s holding company for any such reduction suffered.

(iii) A certificate of a Lender, Issuing Bank or LC Facility Issuing Bank setting forth the amount or amounts necessary to compensate such Lender, Issuing Bank or LC Facility Issuing Bank or its holding company as specified in paragraph (i) or (ii) of this clause (c) and setting forth in reasonable detail the manner in which such amount or amounts were determined shall be delivered to the applicable Borrower and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender, Issuing Bank or LC Facility Issuing Bank the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(iv) Failure or delay on the part of any Lender, Issuing Bank or LC Facility Issuing Bank to demand compensation pursuant to this clause (c) shall not constitute a waiver of such Person’s right to demand such compensation; provided that no Borrower shall be required to compensate a Lender, Issuing Bank or LC Facility Issuing Bank pursuant to this clause (c) for any increased costs or reductions incurred more than 180 days prior to the date that such Lender, Issuing Bank or LC Facility Issuing Bank notifies such Borrower of the Change in Law giving rise to such increased costs or reductions and of such Person’s intention to claim compensation therefor; provided, further, that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(d) Illegality. Notwithstanding any other provision of this Agreement, if any Lender determines that the introduction of, or any change in or in the interpretation of, any law, treaty or governmental rule, regulation or order after the date of this Agreement shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for such Lender or its Applicable Lending Office to make Eurocurrency Rate Loans or BA Rate Loans or to continue to fund or maintain Eurocurrency Rate Loans or BA Rate Loans, then, on notice thereof and demand therefor by such Lender to the U.S. Borrower through the Agent, (i) the obligation of such Lender to make or to continue Eurocurrency Rate Loans or BA Rate Loans and to convert Base Rate Loans into Eurocurrency Rate Loans or BA Rate Loans shall be suspended, and each such Lender shall make a Base Rate Loan or Canadian Base Rate Loan, as applicable, as part of any requested Borrowing of Eurocurrency Rate Loans or BA Rate Loans, (ii) if any affected Loans are then outstanding that are denominated in Dollars or Canadian Dollars as Eurocurrency Rate Loans or BA Rate Loans, the applicable Borrower shall immediately convert each such Loan into Base Rate Loans or Canadian Base Rate Loans, as applicable and (iii) in the case of any affected Loans that are not denominated in Dollars or Canadian Dollars, such Loans shall bear interest at an alternate rate determined by the Agent to adequately reflect such Lender’s cost of capital. If, at any time after a Lender gives notice under this clause (d), such Lender determines that it may lawfully make Eurocurrency Rate Loans or BA Rate Loans, such Lender shall promptly give notice of that determination to the U.S. Borrower and the Agent, and the Agent shall promptly transmit the notice to each other Lender. Each Borrower’s right to request, and such Lender’s obligation, if any, to make Eurocurrency Rate Loans or BA Rate Loans, as applicable, shall thereupon be restored.

(e) Breakage Costs. In addition to all amounts required to be paid by the Borrowers pursuant to Section 2.11, each Borrower shall compensate each Lender that has made a Loan to such Borrower, upon written request in accordance with this paragraph (e), for all losses, expenses and liabilities (including any loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund or maintain such Lender’s Eurocurrency Rate Loans or BA Rate Loans to such Borrower but excluding any loss of the Applicable Rate on the relevant Loans) that such Lender may sustain (i) if for any reason (other than by reason of such Lender being a Non-Funding Lender) a proposed Borrowing, conversion into or continuation of Eurocurrency Rate Loans or BA Rate Loans does not occur on a date specified therefor in a Borrowing Request or a Interest Election Request given by a Borrower or in a telephonic request by it for borrowing or conversion or continuation or a successive Interest Period does not commence after notice therefor is given pursuant to Section 2.12, (ii) if for any reason any Eurocurrency Rate Loan or BA Rate Loan is repaid or prepaid (including pursuant to Section 2.09) on a date that is not the last day of the applicable Interest Period, (iii) as a consequence of a required conversion of a Eurocurrency Rate Loan or BA Rate Loan to a Base Rate Loan or Canadian Base Rate Loans, as applicable, as a result of any of the events indicated in clause (d) above or (iv) as a result of any assignment of any Eurocurrency Rate Loans or BA Rate Loans pursuant to a request by the applicable Borrower pursuant to Section 2.17. In the case of a Eurocurrency Rate Loan, such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Eurocurrency Rate that would have been applicable to such Loan for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. For the purpose of calculating amounts payable to a Lender under this subsection, each Lender shall be deemed to have actually funded its relevant BA Rate Loan through the purchase of a deposit bearing interest at the BA Rate in an amount equal to the amount of that BA Rate Loan and having a maturity comparable to the relevant BA Interest Period; provided, that each Lender may fund each of its BA Rate Loans in any manner it sees fit, and the foregoing assumption shall be utilized only for the calculation of amounts payable under this subsection. The applicable Borrower shall pay the applicable Lender the amount shown as due on any certificate delivered to such Borrower and setting forth any amount or amounts that such Lender is entitled to receive pursuant to this clause (e) and the basis therefor within ten (10) days after receipt thereof; provided such certificate sets forth in reasonable detail the manner in which such amount or amounts was determined.

SECTION 2.15 Taxes.

(a) Any and all payments by or on account of any obligation of any Borrower or any Loan Party hereunder shall be made free and clear of and without deduction or withholding for or on account of any Indemnified Taxes or Other Taxes unless a deduction or withholding is required by law; provided that if a Borrower or a Loan Party shall be required by law to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all such required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as applicable) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) such Borrower or such Loan Party shall make such deductions or withholdings in the minimum amount required by law and (iii) such Borrower or such Loan Party shall timely pay the full amount deducted or withheld to the relevant Governmental Authority within the time allowed and in accordance with applicable law. If at any time a Borrower or a Loan Party is required by applicable law to make any deduction or withholding from any sum payable hereunder (or there is a change in the rate or the basis of any deduction or withholding), such Borrower or such Loan Party shall promptly notify the relevant Agent, Issuing Bank, LC Facility Issuing Bank or Lender upon becoming aware of the same. In addition, each Agent, Issuing Bank, LC Facility Issuing Bank and Lender shall promptly notify a Borrower or a Loan Party upon becoming aware of any circumstances as a result of which a Borrower or a Loan Party is or would be required to make any deduction or withholding from any sum payable hereunder.

(b) With respect to any portion of the U.K. Revolving Loans made to the U.K. Borrower and the U.K. Term Loans, the U.K. Borrower is not required to make an increased payment to a Lender under clause (a) above for any deduction or withholding for or on account of any Indemnified Taxes or Other Taxes where that Tax is imposed by the United Kingdom from a payment of interest on a Loan if on the date on which the payment falls due:

(i) the payment could have been made to the relevant Lender without a deduction or withholding for or on account of Indemnified Taxes or Other Taxes if it was a U.K. Qualifying Lender, but on that date that Lender is not or has ceased to be a U.K. Qualifying Lender other than as a result of any Change in Law (including any change in any Treaty or in any published practice or concession of any relevant taxing authority) after the date it became a Lender under this Agreement; or

(ii)(A) the relevant Lender is a U.K. Qualifying Lender solely under subclause (i)(B) of the definition of “U.K. Qualifying Lender”; and

(B) the Board of Her Majesty’s Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 349C of the Taxes Act (as that provision has effect on the date on which the relevant Lender became a party to this Agreement) which relates to that payment and that Lender has received from that Borrower a certified copy of that Direction; and

(C) the payment could have been made to the Lender without any deduction or withholding for or on account of Taxes in the absence of that Direction; or

(iii) the relevant Lender is a U.K. Qualifying Lender solely under subclause (i)(B) of the definition of “U.K. Qualifying Lender” and it has not, other than by reason of any change after the date of this Agreement in (or in the interpretation, administration or application of) any law, or any published practice or concession of any relevant Governmental Authority, given a U.K. Tax Confirmation to a Borrower; or

(iv) the relevant Lender is a Treaty Lender and the relevant Borrower making the payment is able to demonstrate that the payment could have been made to that Lender without the deduction or withholding for or on account of any Taxes had that Lender complied with its obligations under clause (h) below.

(c) With respect to the Irish Term Loan and any portion of the Irish Revolving Loans made to the Irish Borrower, the Irish Borrower is not required to make an increased payment to a Lender under clause (a) above for any deduction or withholding for or on account of Indemnified Taxes or Other Taxes imposed by Ireland from a payment of interest on such Loan if on a date on which the payment falls due:

(i) the payment could have been made to the relevant Lender without a deduction or withholding for or on account of Indemnified Taxes or Other Taxes if it was an Irish Qualifying Lender, but on that date that Lender is not or has ceased to be an Irish Qualifying Lender other than as a result of any Change in Law (including any change in any Treaty to which Ireland is a party or in any published practice or concession of any relevant taxing authority) after the date it became a Lender under this Agreement; or

(ii) the relevant Lender is an Irish Qualifying Lender by reason of paragraph (f) of that definition and the Borrower making the payment is able to demonstrate that the payment could have been made to that Lender without the deduction or withholding for or on account of any Taxes had that Lender complied with its obligations under clause (h) below.

(d) With respect to any Loans made to the German Borrowers, a German Borrower is not required to make an increased payment to a Lender under subclause (a) above for any deduction or withholding for or on account of any Indemnified Taxes or Other Taxes where that Tax is imposed by Germany from a payment of interest on a Loan if on the date on which the payment falls due:

(i) the payment could have been made to the relevant Lender without any deduction or withholding for or on account of any Indemnified Taxes or Other Taxes if it was a German Qualifying Lender, but on that date that Lender is not or has ceased to be a German Qualifying Lender other than as a result of any Change in Law (including any change in any Treaty or in any published practice or concession of any relevant taxing authority) after the date it became a Lender under this Agreement; or

(ii) the relevant Lender is a Treaty Lender and the Borrower making the payment is able to demonstrate that the payment could have been made to that Lender without the Tax deduction had that Lender complied with its obligations to co-operate under clause (h) below.

(e) In addition, the Borrowers and the Loan Parties shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(f) Each Borrower and each Loan Party shall indemnify the Agent, Issuing Bank, LC Facility Issuing Bank and each Lender, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Agent, Issuing Bank, LC Facility Issuing Bank or Lender, as applicable, on or with respect to any payment by or on account of any obligation of such Borrower or Loan Party hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the applicable Borrower by a Lender, Issuing Bank or LC Facility Issuing Bank, or by the Agent on its own behalf or on behalf of any such Person, shall be conclusive absent manifest error.

(g) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Borrower or a Loan Party to a Governmental Authority, such Borrower or such Loan Party shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(h) Any Lender that is legally entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the applicable Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall cooperate with the applicable Borrower in completing any procedural formalities necessary for that Borrower to obtain authorization to make such payments without withholding or at a reduced rate. In particular, on or prior to the date which is ten (10) Business Days after the Closing Date, each U.S. Revolving Lender and U.S. Term Lender that is a Non-U.S. Lender, and any Lender making a Loan to the U.S. Borrower pursuant to the Canadian Revolving Facility, German Revolving Facility, Irish Revolving Facility or U.K. Revolving Facility that is a Non-U.S. Lender, shall, to the extent it is legally entitled to do so, deliver to the U.S. Borrower (with a copy to the Agent) two duly signed, properly completed copies of either Internal Revenue Service Form W-8BEN or any successor thereto (relating to such Non-U.S. Lender and entitling it to an exemption from, or reduction of, United States withholding tax on all payments to be made to such Non-U.S. Lender by the U.S. Borrower or any other Loan Party pursuant to this Agreement or any other Loan Document), Form W-8ECI or any successor thereto (relating to all payments to be made to such Non-U.S. Lender by the U.S. Borrower or any other Loan Party pursuant to this Agreement or any other Loan Document) or such other evidence reasonably satisfactory to the U.S. Borrower and the Agent that such Non-U.S. Lender is entitled to an exemption from, or reduction of, United States withholding tax, including any exemption pursuant to Section 871(h) or 881(c) of the Code, and in the case of a Non-U.S. Lender claiming such an exemption under Section 881(c) of the Code, a certificate that establishes in writing to the U.S. Borrower and the Agent that such Non-U.S. Lender is not (i) a “bank” as defined in Section 881(c)(3)(A) of the Code, (ii) a 10-percent stockholder within the meaning of Section 871(h)(3)(B) of the Code, or (iii) a controlled foreign corporation related to the U.S. Borrower with the meaning of Section 864(d) of the Code. Thereafter and from time to time, to the extent it is legally entitled to do so, each such Non-U.S. Lender shall (A) promptly submit to the U.S. Borrower (with a copy to the Agent) such additional duly completed and signed copies of one or more of such forms or certificates (or such successor forms or certificates as shall be adopted from time to time by the relevant United States taxing authority) as may then be available under then current United States Laws and regulations to avoid, or such evidence as is reasonably satisfactory to the U.S. Borrower and the Agent of any available exemption from, or reduction of, United States withholding taxes in respect of all payments to be made to such Non-U.S. Lender by the U.S. Borrower or other Loan Party pursuant to this Agreement, or any other Loan Document, in each case, (1) on or before the date that any such form, certificate or other evidence expires or becomes obsolete, (2) after the occurrence of any event requiring a change in the most recent form, certificate or evidence previously delivered by it to the U.S. Borrower and (3) from time to time thereafter if reasonably requested by the U.S. Borrower or the Agent, and (B) promptly notify the U.S. Borrower and the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction. Each Lender which is participating in a Loan made to the U.K. Borrower and is a Treaty Lender undertakes to use reasonable endeavors to process as soon as practicable the appropriate application pursuant to the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 and the relevant Treaty to enable interest on the Loan made by it to the U.K. Borrower under this Agreement to be paid to it without any deduction or withholding for or on account of any Indemnified Taxes or Other Taxes imposed by the United Kingdom and, if appropriate, to seek, at the U.K. Borrower’s expense, a refund of any such tax previously withheld (and in respect of which additional amounts have been paid by the U.K. Borrower pursuant to this Section 2.15) from interest payments made to that Treaty Lender.

(i) Each Lender making a Loan to the U.S. Borrower that is a United States person, agrees to complete and deliver to the U.S. Borrower a statement signed by an authorized signatory of such Lender to the effect that it is a United States person together with a duly completed and executed copy of Internal Revenue Service Form W-9 or successor form.

(j) If the Agent, Issuing Bank, LC Facility Issuing Bank or a Lender determines, in good faith in its sole discretion, that it has received and retained a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Borrower or a Loan Party or with respect to which such Borrower or such Loan Party has paid additional amounts pursuant to this Section 2.15, it shall pay over such refund to such Borrower or such Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower or such Loan Party under this Section 2.15 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Agent, Issuing Bank, LC Facility Issuing Bank or such Lender (including any Taxes imposed with respect to such refund) as is determined by the Agent, Issuing Bank, LC Facility Issuing Bank or such Lender in good faith in its sole discretion, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that such Borrower or such Loan Party, upon the request of the Agent, Issuing Bank, LC Facility Issuing Bank or such Lender, agrees to repay as soon as reasonably practicable the amount paid over to such Borrower or such Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender in the event the Agent, Issuing Bank, LC Facility Issuing Bank or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Agent, Issuing Bank, LC Facility Issuing Bank or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to such Borrower or such Loan Party or any other Person.

(k) Any amount payable under this Agreement by a Borrower or any Loan Party is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the applicable Borrower or applicable Loan Party must pay to the Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as applicable) (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

(l) Where this Agreement requires any party to this Agreement to reimburse the Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as the case may be) for any costs or expenses,

that party must also at the same time pay and indemnify the Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as the case may be) against all value added tax or any other Tax of a similar nature incurred by the Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as the case may be) in respect of those costs or expenses but only to the extent that the Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as the case may be) (acting reasonably) determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the Tax.

(m) A Lender who is a U.K. Qualifying Lender solely under subparagraph (i)(B) of the definition of “U.K. Qualifying Lender” on the day on which this Agreement entered into gives a U.K. Tax Confirmation to the U.K. Borrower by entering into this Agreement. A Lender who is a Qualifying Lender under sub-paragraph (i)(B) of the definition of “U.K. Qualifying Lender” must promptly notify the Agent of any change to its status that may affect any confirmation made by it.

(n) If a Loan Party determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes or Other Taxes for which additional amounts have been paid under this Section 2.15, the relevant Agent, Issuing Bank, LC Facility Issuing Bank or Lender (as applicable) shall use reasonable efforts to cooperate with the Loan Party in challenging such Indemnified Taxes or Other Taxes, at the Loan Party’s expense, if so requested by the Loan Party in writing; provided that nothing in this Section 2.15(n) shall obligate the Agent, Issuing Bank, LC Facility Issuing Bank or any Lender to take any action that, in its reasonable judgment, would be materially disadvantageous to such Person.

(o) If, and to the extent any Security Right is created over any receivable of any Related Person that secures a Loan owing by a German Borrower and that receivable is or becomes a Long Term Interest Bearing Receivable, the Lenders agree with each Borrower and each Related Party that such Security Right shall not be enforced against such Long Term Interest Bearing Receivable in order to satisfy any payment obligation of the relevant German Borrower under this Agreement.

(p) With regard to documentation requirements under the German thin capitalization rules (§ 8a German Corporate Income Tax Act (Körperschaftsteuergesetz)) the following shall apply:

(i) For the purposes of providing evidence to the German tax authorities in relation to the absence of any back to back financing in connection with a Loan to a German Borrower, the Agent acting on behalf of the Lenders and on the basis of information provided by the Lenders agrees to provide each German Borrower with a letter of confirmation (a “Certificate”) substantially in the form of Schedule 2.15(o)(i) (Form of German Tax Certificate).

(ii) A Certificate shall be provided to the German Borrowers within thirty (30) days after the Closing Date. Thereafter each German Borrower shall request a new Certificate to be issued within the time frame of sentence 1 whenever any of the details provided under subclause (iii) below change and until full and final repayment of the Loans to that German Borrower.

(iii) For the purpose of enabling the Agent acting on behalf of the Lenders to provide a Certificate, each German Borrower shall, promptly upon request by the Agent and in any event within five (5) days of such request, deliver to the Agent the details necessary to provide the Certificates, including a draft of the Certificate including its annexes (if any).

(iv) When providing the information under clause (iii) above, each German Borrower confirms that, to its best knowledge and after due enquiry, it is not aware of any circumstances as a result of which the Certificate to be given in relation to that information is not correct.

(v) Each Borrower acknowledges that the Agent acting on behalf of the Lenders gives the Certificate exclusively at the request of the German Borrowers and solely for providing proof to the German tax authorities of the absence of any back to back financing with respect to any Loan to a German Borrower. The omission of any security or guarantee in any Certificate shall not be construed as a waiver of the omitted security or guarantee.

(vi) Neither the Agent nor any of the Lenders is (x) responsible for the Borrowers’ tax position or for achieving any certain tax treatment of the Borrowers or (y) providing any legal and/or tax advice to any other Party with respect to this Agreement; it is the responsibility of each Borrower to consult its own legal and tax advisers.

(vii) Each Borrower confirms that a Certificate is not given for the German Borrowers or any of its Related Parties to rely on, but only for delivery to the competent tax authority and that, therefore, no Borrower or any of its Related Parties will raise any claims against a Lender or the Agent or any of their Related Parties based on, or in connection with, a Certificate.

(viii) Each Borrower agrees to indemnify and hold harmless the Agent and each Lender from any reasonable costs and expenses (including legal fees) resulting from or incurred in connection with the issuance of any Certificate and from potential or actual claims that might be made against the Agent or any Lender in connection with a Certificate.

(ix) Each Borrower, also in its role as provider of any guarantee or security releases the Agent and each Lender from its duty of confidentiality and/or obligation of bank secrecy (Bankgeheimnis) with regard to the issuance of the Certificates to the German Borrowers and their submission to the German tax authorities.

(x) Merger Sub and after the Merger U.S. Borrower shall cause the German Borrowers to comply with their obligations under this Section 2.15(p).

(q) Each Irish Term Lender and the each Irish Revolving Lender (to the extent making a Loan to the Irish Borrower) and any assignee or successor of any Irish Term Lender or Irish Revolving Lender gives an Irish Tax Confirmation by entering into this Agreement or any assignment or novation of this Agreement. An Irish Term Lender or Irish Revolving Lender who is an Irish Qualifying Lender must promptly notify the Agent of any change to its status that may effect the Irish Tax Confirmation made by it.

(r) Except as otherwise provided to the Agent and the U.S. Borrower in writing in a form satisfactory to the U.S. Borrower acting reasonably, each Person that is a Lender in respect of the Canadian Borrower as at the date hereof represents and warrants that such Person is a Canadian Resident in respect of all payments to be made by the Canadian Borrower to such Lender (other than as a Canadian Term Lender) hereunder; any Lender in respect of the Canadian Borrower who is not, or who for any reason ceases to qualify as, a Canadian Resident in respect of all payments to be made by the Canadian Borrower to such Lender (other than as a Canadian Term Lender) hereunder, shall forthwith notify the Agent and the U.S. Borrower in writing of such status in a form satisfactory to the U.S. Borrower acting reasonably. Each Lender that is a Lender in respect of a Canadian Revolving Loan to the Canadian Borrower shall deliver from time to time upon the request of the Canadian Borrower or the Agent, such documentation or certification as may reasonably be requested by Canadian Borrower to the Agent to determine whether, and to what extent, payments under a Canadian Revolving Loan to be made by Canadian Borrower are subject to any withholding or deduction. For the purposes of this Section 2.15, “Canadian Resident” means any Person permitted under Canadian law to carry on business in Canada in accordance with the terms of this Agreement and that is either (i) not a non-resident of Canada for the purposes of the Income Tax Act (Canada), as now in effect, (ii) an authorized foreign bank deemed to be resident in Canada for purposes of Part XIII of the Income Tax Act (Canada), as now in effect, in respect of all amounts payable to such Person by the Canadian Borrower pursuant to any Canadian Revolving Loan, Canadian Swingline Loan, or Revolving Letter of Credit issued under the Canadian Revolving Facility made by it in respect of its Canadian banking business or (iii) a Canadian partnership, within the meaning of that term for the purposes of paragraph 212(13.1)(b) of the Income Tax Act (Canada), as now in effect.

SECTION 2.16 Allocation of Proceeds; Sharing of Setoffs.

(a) All proceeds of any Collateral received by the Agent after an Event of Default has occurred and is continuing and all or any portion of the Loans shall have been accelerated hereunder pursuant to Section 7.02, shall upon election by the Agent or at the direction of the Required Lenders be applied, first, to, ratably, pay any fees, indemnities, or expense reimbursements then due to the Agent from any Borrower (other than in connection with Secured Hedging Obligations or Secured Cash Management Obligations), second, ratably, to pay any expense reimbursements then due to the Issuing Bank, LC Facility Issuing Bank or Lenders from the Borrowers (other than in connection with Secured Hedging Obligations or Secured Cash Management Obligations) to the extent such obligations are secured by such Collateral, third, to pay interest due and payable in respect of the Loans and Revolving LC Fees and LC Facility LC Fees to the extent such obligations are secured by such Collateral, ratably, fourth, to prepay principal on the Loans and unpaid LC Disbursements and any amounts owing with respect to Secured Hedging Obligations or Secured Cash Management Obligations, in each case to the extent such obligations are secured by such Collateral, ratably, fifth, to the payment of any other Secured Obligation due to the Agent or any Lender that are secured by such Collateral, and sixth, to the applicable Loan Party or as the U.S. Borrower shall direct. Notwithstanding the foregoing, the Agent shall not be required to pay any amount pursuant to this Section 2.16(a) to any holder of Secured Hedging Obligations or Secured Cash Management Obligations unless the holder thereof or the U.S. Borrower has provided notice to the Agent thereof prior to the date of the applicable payment pursuant to this Section 2.16(a).

(b) If, following any Event of Default under Section 7.01(a) (but only to the extent that prior to the waiver of such Event of Default an Event of Default under Section 7.01(f) (with respect to the U.S. Borrower) or an acceleration of the Loans pursuant to Section 7.02 occurs), Section 7.01(f) (with respect to the U.S. Borrower) or any acceleration of the Loans pursuant to Section 7.02, any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any fees, principal of or interest on any of its Loans or LC Facility Participations resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans or LC Facility Participations and accrued interest and fees thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans or LC Facility Participations of other Lenders at such time outstanding to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest and fees on their respective Loans and LC Facility Participations; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, (ii) the provisions of this paragraph shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or LC Facility Participations to any assignee or participant, other than to a Borrower or any Restricted Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply) and (iii) in the event that any Lender would be required to purchase any participations in Loans to the U.S. Borrower or LC Facility Participations as a result of the receipt by such Lender of any amount from any Foreign Borrower, such Lender shall not be required to purchase any participations in any such Domestic Obligations. Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of setoff, consolidation and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(c) If any Lender shall fail to make any payment required to be made by it pursuant to this Agreement, then the Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Agent for the account of such Lender to satisfy such obligations of such Lender until all such unsatisfied obligations are fully paid.

SECTION 2.17 Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.14, or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15 then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans or LC Facility Deposits hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.15, as applicable, in the future and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.14, or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15 or if any Lender becomes a Non-Funding Lender, then such Borrower may, at its sole expense and effort, upon notice to such Lender and the Agent, replace such Lender by requiring such Lender to assign and delegate (and such Lender shall be obligated to assign and delegate), without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) such Borrower shall have received the prior written consent of the Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, LC Facility Participation and any participations in Revolving Letters of Credit and Swingline Loans funded by such Lender, if any, accrued interest thereon, accrued fees and all other amounts due and payable to it hereunder, from the assignee (to the extent of such outstanding principal, participation and accrued interest and fees) or such Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the applicable Borrower to require such assignment and delegation cease to apply.

SECTION 2.18 Credit-Linked Deposit Account.

(a) On the Closing Date, each LC Facility Lender paid to the LC Facility Agent for deposit in the Credit-Linked Deposit Account an amount equal to its LC Facility Commitment in accordance with Section 2.01(c)(i) and on the Restatement Effective Date, a portion of the LC-1 Facility Deposit of the Initial Extending Lenders were exchanged for LC-2 Facility Deposits pursuant to Section 2.01(c)(ii). The LC Facility Deposits shall be held by the LC Facility Agent in the Credit-Linked Deposit Account, and no party other than the LC Facility Agent shall have a right of withdrawal from the

Credit-Linked Deposit Account or any other right or power with respect to the LC Facility Deposits. Notwithstanding anything herein to the contrary, (i) the funding obligation of each LC Facility Lender in respect of its participation in LC Facility Letters of Credit pursuant to Section 2.04 or otherwise as provided in this Agreement shall be satisfied in full upon the funding of its LC Facility Deposit (which, with respect to the LC-1 Facility Deposits, occurred on the Closing Date and, with respect to the LC-2 Facility Deposits, shall be deemed to have occurred on the Restatement Effective Date) and (ii) each LC Facility Lender hereby grants a security interest in its LC Facility Deposit to the LC Facility Agent as security for the obligations of the LC Facility Issuing Bank in respect of the LC Facility (it being understood that this clause (ii) shall not relieve the U.S. Borrower of its reimbursement obligations hereunder).

(b) Each of the Agent, the LC Facility Agent, the LC Facility Issuing Bank and each LC Facility Lender hereby acknowledges and agrees that each LC Facility Lender is funding its LC Facility Deposit to the LC Facility Agent for application in the manner contemplated by Section 2.04 and that the LC Facility Agent has agreed to invest the LC Facility Deposits so as to earn a return on the principal outstanding amount of the LC Facility Deposits from time to time (as they may be reduced and subsequently increased by withdrawals and deposits made with respect to the Credit-Linked Deposit Account pursuant to the other provisions of this Agreement) for the LC Facility Lenders equal to a rate per annum, reset daily on each Business Day for the period until the next following Business Day, equal to (i) such day’s rate for one month LIBOR deposits (the “Benchmark LIBOR Rate”) minus (ii) 0.15% (calculated on the basis of a 365-day or 366-day year, as applicable). Such amount will (or the amount determined in accordance with Section 2.14) will be paid by the LC Facility Agent to the Agent and by the Agent to the LC Facility Lenders quarterly in arrears when LC Facility LC Fees are payable pursuant to Section 2.12. In addition to the foregoing payments to the LC Facility Lenders, the U.S. Borrower agrees to make payments to the LC Facility Lenders quarterly in arrears when LC Facility LC Fees are payable pursuant to Section 2.10(c) with respect to any period (and together with the payment of such fees) in an amount equal to 0.15% of the daily amount of the LC Facility Lenders’ LC Facility Deposits during such period.

(c) In the event funds from the Credit-Linked Deposit Account are withdrawn by the LC Facility Agent to reimburse the LC Facility Issuing Bank for an unreimbursed LC Facility LC Disbursement, the U.S. Borrower shall have the right, at any time prior to the LC Facility Maturity Date, to pay over to the LC Facility Agent in reimbursement thereof an amount equal to the amount so withdrawn for deposit in the Credit-Linked Deposit Account. Until the U.S. Borrower shall repay any amount withdrawn from the Credit-Linked Deposit Account to reimburse the LC Facility Issuing Bank for an unreimbursed LC Facility LC Disbursement, the interest payable by the LC Facility Agent to the Agent for distribution to the LC Facility Lenders on their LC Facility Deposits under Section 2.18(b) shall be correspondingly reduced and the LC Facility Lenders shall without further act succeed, ratably in accordance with their respective Ratable Portions, to the rights of the LC Facility Agent with respect to such amount.

(d) Neither the U.S. Borrower nor any other Loan Party shall have any right, title or interest in or to the LC Facility Deposits or any obligations with respect thereto (including any obligation to pay interest at the LIBOR Rate) (except to refund portions thereof used to reimburse the LC Facility Issuing Bank with respect to LC Facility LC Disbursements as provided in Section 2.04), it being acknowledged and agreed by the parties hereto that the making of the LC Facility Deposits by the LC Facility Lenders, the provisions of this Section 2.18 and the application of the LC Facility Deposits in the manner contemplated by Section 2.04(e) constitute agreements among the Agent, the LC Facility Agent, the LC Facility Issuing Bank and each LC Facility Lender with respect to the funding obligations of each LC Facility Lender in respect of its participation in LC Facility Letters of Credit and do not constitute any loan or extension of credit to the U.S. Borrower.

(e) Provided, in each case, that the U.S. Borrower has complied with Section 2.04(j), the LC Facility Agent shall return any remaining LC Facility Deposits maturing on any LC Facility Maturity Date to the Agent and the Agent shall distribute such amounts to the LC Facility Lenders with LC Facility Deposits maturing on such LC Facility Maturity Date.

(f) If the LC Facility Agent is advised by JPMorgan Chase Bank, N.A. that it is not offering Dollar deposits (in the applicable amounts) in the London interbank market, or the LC Facility Agent determines that adequate and fair means do not otherwise exist for ascertaining the LIBOR Rate for the LC Facility Deposits (or any part thereof), then the LC Facility Deposits (or such parts, as applicable) shall be invested so as to earn a return equal to the greater of the Federal Funds Rate and a rate determined by the LC Facility Agent in accordance with banking industry rules on interbank compensation.

SECTION 2.19 Incremental Facilities.

(a) Any Borrower may by written notice to the Agent elect to request the establishment of one or more (x) additional tranches of term loans of any class in Dollars, Euros or Canadian Dollars (the commitments with respect thereto, the “New Term Commitments”), (y) increases in the amount of LC Facility Deposits or additional tranches of synthetic letter of credit facility deposits in Dollars (the commitments with respect thereto, the “New LC Facility Commitments”) and/or (z) increases in Revolving Commitments under one or more of the Revolving Facilities (the “New Revolving Commitments” and, together with the New Term Commitments and New LC Facility Commitments, the “New Commitments”) or under a new revolving facility (a “New Revolving Facility”), by an aggregate amount not in excess of the Dollar Equivalent of $750.0 million in the aggregate (excluding for purposes of such maximum amount any Refinancing Term Loans, Replacement Revolving Commitments and Replacement LC Facility Commitments) and not less than the Dollar Equivalent of $25.0 million individually (or such lesser amount which shall be approved by the Agent or such lesser amount that shall constitute the difference between $750.0 million and the Dollar Equivalent of all such New Commitments obtained prior to such date). Each such notice shall specify the date (each, an “Increased Amount Date”) on which the applicable Borrower proposes that the New Commitments shall be effective, which shall be a date not less than five Business Days after the date on which such notice is delivered to Agent; provided that any Lender offered or approached to provide all or a portion of the New Commitments may elect or decline, in its sole discretion, to provide a New Commitment. Such New Commitments shall become effective, as of such Increased Amount Date; provided that (i) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such New Commitments, as applicable; (ii) both before and after giving effect to the making of any New Term Loans, New LC Facility Deposits or New Revolving Loans, each of the conditions set forth in Section 4.02 shall be satisfied; (iii) the U.S. Borrower and the Restricted Subsidiaries shall be in pro forma compliance with Section 6.10 as of the last day of the most recently ended fiscal quarter prior to such Increased Amount Date and as in effect on such Increased Amount Date after giving effect to such New Commitments and any Investment to be consummated in connection therewith and shall not in any event, on a pro forma basis, have a Consolidated Secured Debt Ratio as of such most recently ended fiscal quarter that is in excess of the level specified on the Closing Date as the maximum Consolidated Secured Debt Ratio permitted as of the end of the first full quarter following the Closing Date; (iv) the New Commitments shall be effected pursuant to one or more supplements to this Agreement executed and delivered by the New Lenders and the Agent; and (v) each New Lender shall become party to the Loss Sharing Agreement. Any New Term Loans or New LC Facility Deposits (other than any New LC Facility Deposits which are designated by the U.S. Borrower, with the consent of the LC Facility Issuing Bank, in the applicable supplement as “LC Facility Deposits” under the LC Facility) made on an Increased Amount Date shall be designated a separate series (a “Series”) of New Term Loans or New LC Facility Deposits for all purposes of this Agreement. In connection with the obtaining of any New Commitments pursuant to this Section 2.19(a), the U.S. Borrower shall, or shall cause the other applicable Loan Parties to, make such amendments to the Collateral Documents and take such other customary actions, if any, as the Agent may reasonably request in order to preserve and protect the Liens on the Collateral securing the Obligations (either prior to or within 30 days (or such longer period as to which the Agent may consent) following the Increased Amount Date for such New Commitments).

(b) On any Increased Amount Date on which New Revolving Commitments are effected under any existing Revolving Facility (but not any New Revolving Facility being established on such date), subject to the satisfaction of the foregoing terms and conditions, (a) each of the Lenders with Revolving Commitments under the applicable Revolving Facility shall assign to each Lender with a New Revolving Commitment (each, a “New Revolving Lender”) and each of the New Revolving Lenders shall purchase from each of the Lenders with Revolving Commitments under the applicable Revolving Facility, at the principal amount thereof (together with accrued interest), such interests in the Revolving Loans outstanding under the applicable Revolving Facility on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Loans will be held by existing Lenders with Revolving Loans under the applicable Revolving Facility and New Revolving Lenders ratably in accordance with their Ratable Portions after giving effect to the addition of such New Revolving Commitments to the Revolving Commitments under the applicable Revolving Facility, (b) each such New Revolving Commitment shall be deemed for all purposes a Revolving Commitment under the applicable Revolving Facility and each Loan made thereunder (a “New Revolving Loan”) shall be deemed, for all purposes, a Revolving Loan under the applicable Revolving Facility and (c) each New Revolving Lender with a New Revolving Commitment under an existing Revolving Facility shall become a Lender under the applicable Revolving Facility with respect to the New Revolving Commitment and all matters relating thereto. On any Increased Amount Date on which New Revolving Commitments are effected under any New Revolving Facility, subject to the satisfaction of the foregoing terms and conditions, the Agent and the Borrowers shall enter into an amendment to this Agreement to incorporate the terms of such New Revolving Facility hereunder on substantially the same terms as were applicable to the existing Revolving Facilities (except with respect to the rate of interest and the Scheduled Termination Date applicable to such New Revolving Facility and except as otherwise reasonably acceptable to the Agent and the Joint Lead Arrangers).

(c) On any Increased Amount Date on which any New Term Commitments of any Series are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each Lender with a New Term Commitment (each, a “New Term Loan Lender”) of any Series shall make a Loan to the applicable Borrower (a “New Term Loan”) in the requested currency in an amount equal to its New Term Commitment of such Series, and (ii) each New Term Loan Lender of any Series shall become a Lender hereunder with respect to the New Term Commitment of such Series and the New Term Loans of such Series made pursuant thereto.

(d) On any Increased Amount Date on which any New LC Facility Commitments are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each Lender with a New LC Facility Commitment (each, a “New LC Facility Lender”) of any Series shall make an LC Facility Deposit in Dollars (a “New LC Facility Deposit”) with, in the case of New LC Facility Deposits designated as an increase to the LC Facility, the LC Facility Agent, and in the case of any new Series of New LC Facility Deposits, the entity that agrees to act as agent for the applicable Series of New LC Facility Commitments, in each case, in an amount equal to its New LC Facility Commitment, and (ii) each New LC Facility Lender shall become a Lender hereunder with respect to the New LC Facility Commitment and the New LC Facility Deposits made pursuant thereto.

(e) The terms and provisions of the New Term Loans and New Term Commitments of any Series and of the New LC Facility Deposits and New LC Facility Deposit Commitments shall be, except as otherwise set forth herein or in the applicable supplement relating thereto, identical to the existing Term Loans and existing LC Facility Deposits; provided that (i) the final maturity date of each Series shall be no earlier than the final maturity of the applicable Class of existing Term Loans or the LC

Facility Deposits outstanding on the Increased Amount Date with respect to such New Term Loans or New LC Facility Deposits and the mandatory prepayment and other payment rights of the New Term Loans and the existing Term Loans (other than the Canadian Term Loans unless such New Term Loans are to a Foreign Borrower formed under the laws of Canada) shall be identical, (ii) the rate of interest and the amortization schedule applicable to the New Term Loans of each Series shall be determined by the applicable Borrower and the applicable new Lenders and shall be set forth in the applicable supplement relating thereto and the applicable fees payable pursuant to any New LC Facility Deposits shall be determined by the applicable Borrower and the New LC Facility Lenders providing such New LC Facility Deposits; provided that the Weighted Average Life to Maturity of any New Term Loans will be no shorter than the Weighted Average Life to Maturity of the existing Term Loans under any Term Loan Facility, and (iii) all other terms applicable to the New Term Loans of each Series that differ from the existing Term Loans shall be reasonably acceptable to the Agent and the Joint Lead Arrangers (as evidenced by its execution of the applicable supplement relating thereto). The terms and provisions of the New Revolving Loans and New Revolving Commitments shall be identical to the Revolving Loans and the Revolving Commitments under the applicable Revolving Facility, provided that, with respect to any New Revolving Facility, (i) the Scheduled Termination Date with respect thereto shall be set forth in the applicable supplement and shall be no earlier than the Scheduled Termination Date of any other Revolving Facility in effect at such time, (ii) the rate of interest applicable thereto shall be determined by the applicable Borrower and the applicable new Lenders and shall be set forth in the applicable supplement relating thereto and (iii) all other terms applicable thereto that differ from the existing Revolving Loans and Revolving Commitments under the existing Revolving Facilities shall be reasonably acceptable to the Agent and the Joint Lead Arrangers (as evidenced by the execution of the applicable supplement relating thereto).

(f)(i) Any Borrower may at any time and from time to time request that all or a portion of the Term Loans under any Term Loan Facility of such Borrower (an “Existing Class”) be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so converted, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.19(f). In order to establish any Extended Term Loans, the applicable Borrower shall provide a notice to the Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Existing Class) (an “Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall be identical to the Term Loans of the Existing Class from which they are to be converted except (w) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization of principal of the Term Loans of such Existing Class, (x) (A) the interest margins with respect to the Extended Term Loans may be higher than the interest margins for the Term Loans of such Existing Class (and Extended Term Loans may provide for prepayment protection and call protection that are different from those applicable to such Existing Class) and/or (B) additional fees may be payable to the Lenders providing such Extended Term Loans in addition to or in lieu of any increased margins contemplated by the preceding clause (A), (y) the supplement providing for such Extended Term Loans may provide for other terms applicable to such Extended Term Loans so long as either (A) such additional terms do not apply until all Term Loans, Commitments, LC Facility Deposits and New LC Facility Deposits outstanding immediately prior to the establishment of such Extended Term Loans have been repaid, terminated or returned as applicable, (B) such additional terms are less favorable to the holders of the Extended Term Loans than the corresponding Existing Class or (C) such additional terms have been approved by the Required Lenders and (z) the mandatory prepayment rights of the Extended Term Loans and such Existing Class may be different so long as the proportion (if any) of the proceeds thereof to which such Extended Term Loans are entitled is no greater on a proportionate basis than the portion of such proceeds to which the Existing Class is entitled to receive.

(ii) The Borrowers shall provide the applicable Extension Request at least five (5) Business Days prior to the date on which Lenders under the Existing Class are requested to respond. Any

Lender (an “Extending Lender”) wishing to have all or a portion of its Term Loans of the Existing Class subject to such Extension Request converted into Extended Term Loans shall notify the Agent (an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans of the Existing Class which it has elected to convert into Extended Term Loans. In the event that the aggregate amount of Term Loans of the Existing Class subject to Extension Elections exceeds the amount of Extended Term Loans requested pursuant to the Extension Request, Term Loans subject to Extension Elections shall be converted to Extended Term Loans on a pro rata basis based on the amount of Term Loans included in each such Extension Election (subject to such rounding as the Agent deems expedient). For the avoidance of doubt, each Lender agrees that any Term Loan that is converted to an Extended Term Loan (and the Extending Lender providing such Extended Term Loan) shall continue to be subject to the Loss Sharing Agreement to the same extent as the Term Loan from which such Extended Term Loan was converted. Any Extended Term Loans shall be established on the date set forth in the applicable supplement entered into by the applicable Borrower and the Agent pursuant to this Section 2.19(f) (it being understood that by providing an Extension Election, an Extending Lender will agree to be bound thereby).

(iii) Each supplement pursuant to this Section 2.19 may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Agent and the Joint Lead Arrangers, to effect the provision of this Section 2.19.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Loan Party and each Foreign Borrower represents and warrants to the Lenders that:

SECTION 3.01 Organization; Powers. Except as would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect, each of the Loan Parties and each of the Restricted Subsidiaries (a) is duly organized or incorporated and validly existing under the laws of the jurisdiction of its organization or incorporation, as the case may be, and (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and is qualified to do business in, and is in good standing (to the extent such concepts exist in the applicable jurisdictions) in every jurisdiction where such qualification is required.

SECTION 3.02 Authorization; Enforceability. The Transactions are within each applicable Loan Party’s and Foreign Borrower’s corporate powers and have been duly authorized by all necessary corporate and, if required, stockholder action of such Loan Party or Foreign Borrower. Each Loan Document to which each Loan Party or Foreign Borrower is a party has been duly executed and delivered by such Loan Party or Foreign Borrower and is a legal, valid and binding obligation of such Loan Party or Foreign Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and to general principles of equity.

SECTION 3.03 Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (A) such as have been obtained or made and are in full force and effect, (B) for filings and registrations necessary to perfect Liens created pursuant to the Loan Documents and (C) for filings in connection with consummating the Merger and filings as may be required under the Exchange Act and applicable stock exchange rules in connection therewith, (b) will not violate any Requirement of Law applicable to any Loan Party or any of the Restricted Subsidiaries, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or any of the Restricted

Subsidiaries or their respective assets, or (except for the Merger Consideration and the Existing Debt Refinancing ) give rise to a right thereunder to require any payment to be made by any Loan Party or any of the Restricted Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party or any of the Restricted Subsidiaries, except Liens created pursuant to the Loan Documents; except, in the case of each of clauses (a) through (d) above, to the extent that any such violation, default or right, or any failure to obtain such consent or approval or to take any such action, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.04 Financial Condition; No Material Adverse Change.

(a) The U.S. Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of earnings, shareholders’ equity and cash flows (i) as of and for the fiscal years ended September 30, 2005 and September 29, 2006, each reported on by KPMG LLP, independent registered public accounting firm. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the U.S. Borrower and its consolidated subsidiaries as of such dates and for such periods in accordance with GAAP.

(b) ARAMARK has heretofore delivered to the Lenders its unaudited pro forma condensed consolidated balance sheet and the related pro forma statements of earnings as of and for the fiscal year ended September 29, 2006, prepared giving effect to the Transactions as if they had occurred, with respect to such balance sheet, on such date and, with respect to such statements of earnings, on the first day of the 12-month period ending on such date. Such pro forma financial statements have been prepared in good faith by the U.S. Borrower, based on the assumptions believed by the U.S. Borrower on the to be reasonable at the time such pro forma financial statements were prepared and accurately reflect the adjustments described therein.

(c) No event, change or condition has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect, since September 29, 2006.

SECTION 3.05 Properties.

(a) As of the Closing Date, Schedule 1.01(b) sets forth the address of each parcel of real property (or each set of parcels that collectively comprise one operating property) that is owned by each Loan Party with an aggregate fair market value (as determined by the U.S. Borrower in good faith) in excess of $15.0 million or that the U.S. Borrower has otherwise agreed shall initially be a Mortgaged Property. Schedule 3.05(a) identifies the principal place of business and chief executive office of each Loan Party as of the Closing Date.

(b) Each of the U.S. Borrower and each of the Restricted Subsidiaries has good and insurable fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its real properties (including all Mortgaged Properties) and has good and marketable title to its personal property and assets, in each case, except for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes and except where the failure to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such properties and assets are free and clear of Liens, other than Permitted Liens.

(c) Each of the U.S. Borrower and each of the Restricted Subsidiaries has complied with all obligations under all leases to which it is a party, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and all such leases are in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the U.S. Borrower and each of the Restricted Subsidiaries enjoys peaceful and undisturbed possession under all such leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) As of the Closing Date, neither Holdings nor the U.S. Borrower has received any notice of, or has any knowledge of, any pending or contemplated condemnation proceeding affecting any of the Mortgaged Properties or any sale or disposition thereof in lieu of condemnation.

(e) To the U.S. Borrower’s knowledge, as of the Closing Date, none of the U.S. Borrower or any Restricted Subsidiary is obligated under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Mortgaged Property or any interest therein.

(f) To the U.S. Borrower’s knowledge, each of the U.S. Borrower and the Restricted Subsidiaries owns or possesses, or is licensed to use, all patents, trademarks, service marks, trade names and copyrights and all licenses and rights with respect to the foregoing, necessary for the present conduct of its business, without any conflict with the rights of others, and free from any burdensome restrictions on the present conduct of its business, except where such failure to own, possess or hold pursuant to a license or such conflicts and restrictions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or except as set forth on Schedule 3.05(f).

SECTION 3.06 Litigation and Environmental Matters.

(a) Other than the Disclosed Matters, there are no actions, suits or proceedings by or before any Governmental Authority pending against or, to the knowledge of the U.S. Borrower, threatened against the Loan Parties or any of their Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) on the Closing Date, that involve any Loan Documents or the Transactions.

(b) Except for the Disclosed Matters and any other matters that, individually or in the aggregate, together with the Disclosed Matters, would not reasonably be expected to result in a Material Adverse Effect (i) no Loan Party nor any of its Subsidiaries has received written notice of any claim with respect to any Environmental Liability and (ii) no Loan Party nor any of its Subsidiaries (1) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law or (2) is subject to any Environmental Liability.

(c) Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

SECTION 3.07 Compliance with Laws and Agreements; Licenses and Permits.

(a) Each Loan Party and each Restricted Subsidiary is in compliance with all Requirements of Law applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) Each Loan Party and the Restricted Subsidiaries have obtained and hold in full force and effect, all franchises, licenses, leases, permits, certificates, authorizations, qualifications,

easements, rights of way and other rights and approvals which are necessary or advisable for the operation of their businesses as presently conducted and as proposed to be conducted, except where the failure to have so obtained or hold or to be in force, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No Loan Party or any of the Restricted Subsidiaries is in violation of the terms of any such franchise, license, lease, permit, certificate, authorization, qualification, easement, right of way, right or approval, except where any such violation, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.08 Investment Company Status. No Loan Party is an “investment company” as defined in, or is required to be registered under, the Investment Company Act of 1940.

SECTION 3.09 Taxes. The Loan Parties and the Subsidiaries have timely filed or caused to be filed all Tax returns and reports required to have been filed and have paid or caused to be paid all Taxes required to have been paid by them (whether or not shown on a tax return), except (a) Taxes that are being contested in good faith by appropriate proceedings and for which such Loan Party or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP or (b) to the extent that the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. All amounts have been withheld by each of the Loan Parties and the Subsidiaries from their respective employees for all periods in compliance with the tax, social security and unemployment withholding provisions of the applicable law and such withholdings have been timely paid to the respective Governmental Authorities, except to the extent that the failure to withhold and pay would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. No Borrower is either Tax resident or maintains a permanent establishment in any jurisdiction other than its jurisdiction of incorporation. For the avoidance of doubt, in relation to the incorporation of the U.K. Borrower, England and Wales has the same meaning as United Kingdom.

SECTION 3.10 Deduction of Tax. Without prejudice to the operation of Section 2.15, provided the Lenders are Qualifying Lenders and subject to the completion by the Lenders of any procedural formalities, none of the German Borrowers, the U.K. Borrower or the Irish Borrower is required to make any deduction for or on account of Tax from any payment it may make under this Agreement.

SECTION 3.11 No Filing or Stamp Taxes. Under the laws of a Relevant Borrower’s Tax Jurisdiction it is not necessary that this Agreement be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Agreement or the transactions contemplated by this Agreement.

SECTION 3.12 ERISA. No ERISA Event has occurred in the five year period prior to the date on which this representation is made or deemed made and is continuing or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, would reasonably be expected to result in a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, the present value of all accumulated benefit obligations under all Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plans, in the aggregate.

SECTION 3.13 Disclosure.

(a) All written information (other than the Projections, the pro forma financial statements and estimates and information of a general economic nature) concerning Holdings, the U.S. Borrower, the Restricted Subsidiaries, the Transactions and any other transactions contemplated hereby included in the Information Memorandum or otherwise prepared by or on behalf of the foregoing or their representatives and made available to the Lenders or the Agent in writing in connection with the Transactions on or before the Closing Date (the “Information”), when taken as a whole, as of the date such Information was furnished to the Agent or such Lenders, as the case may be, did not contain any untrue statement of a material fact as of any such date or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made.

(b) The Projections, pro forma financial statements and estimates and information of a general economic nature prepared by or on behalf of the U.S. Borrower or any of its representatives and that have been made available to any Lenders or the Agent in writing in connection with the Transactions on or before the Closing Date (the “Other Information”) (i) have been prepared in good faith based upon assumptions believed by the U.S. Borrower to be reasonable as of the date thereof (it being understood that actual results may vary materially from the Other Information), and (ii) as of the Closing Date, have not been modified in any material respect by the U.S. Borrower.

SECTION 3.14 Material Agreements. Neither any Loan Party nor any Restricted Subsidiary is in default in any material respect in the performance, observance or fulfillment of any of its obligations contained in (i) any material agreement to which it is a party or (ii) any agreement or instrument to which it is a party evidencing or governing Indebtedness, except where any such default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 3.15 Solvency.

(a) Immediately after the consummation of the Transactions to occur on the Closing Date, (i) the fair value of the assets of the Loan Parties on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Loan Parties and the Foreign Borrowers on a consolidated basis; (ii) the present fair saleable value of the property of the Loan Parties on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Loan Parties on a consolidated basis, on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Loan Parties on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Loan Parties on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

(b) The Loan Parties do not intend to incur debts beyond their ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by the Loan Parties and the timing and amounts of cash to be payable by the Loan Parties on or in respect of their Indebtedness.

SECTION 3.16 Insurance. Schedule 3.16 sets forth a true, complete and correct description of all commercial insurance maintained by or on behalf of the Loan Parties and the Restricted Subsidiaries as of the Closing Date. As of the Closing Date, all such insurance is in full force and effect and all premiums in respect of such insurance have been duly paid. The U.S. Borrower believes that the insurance maintained by or on behalf of the U.S. Borrower and the Restricted Subsidiaries is adequate and is in accordance with normal industry practice.

SECTION 3.17 Capitalization and Subsidiaries. As of the Closing Date, Schedule 3.17 sets forth (a) a correct and complete list of the name and relationship to the U.S. Borrower of each and all of the U.S. Borrower’s Subsidiaries, (b) a true and complete listing of each class of each of the U.S. Borrower’s authorized Equity Interests, of which all of such issued shares are validly issued, outstanding, fully paid and non-assessable, and owned beneficially and of record by the Persons identified on Schedule 3.17, and (c) the type of entity of the U.S. Borrower and each of its Subsidiaries. All of the issued and outstanding Equity Interests of the Restricted Subsidiaries owned by any Loan Party have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable free and clear of all Liens (other than Liens created under the Loan Documents).

SECTION 3.18 Security Interest in Collateral. The provisions of the Collateral Documents create legal and valid Liens on all the Collateral in favor of the Agent, for the benefit of the Secured Parties; and upon the proper filing of UCC financing statements required pursuant to paragraph (k) of Section 4.01 and any Mortgages with respect to Mortgaged Properties and other actions to be taken pursuant to the terms of the Foreign Pledge Agreements, such Liens constitute perfected and continuing Liens on the Collateral, securing the Secured Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of (a) Permitted Liens, to the extent any such Permitted Liens would have priority over the Liens in favor of the Agent pursuant to any applicable law and (b) Liens perfected only by possession (including possession of any certificate of title) to the extent the Agent has not obtained or does not maintain possession of such Collateral.

SECTION 3.19 Labor Disputes. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there are no strikes, lockouts or slowdowns against any Loan Party currently occurring or, to the knowledge of the U.S. Borrower, threatened. Except (i) as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (ii) as set forth on Schedule 3.19, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which Holdings, the U.S. Borrower or any of the Restricted Subsidiaries (or any predecessor) is a party or by which Holdings, the U.S. Borrower or any of the Restricted Subsidiaries (or any predecessor) is bound.

SECTION 3.20 Federal Reserve Regulations.

(a) On the Closing Date, none of the Collateral is Margin Stock.

(b) None of Holdings, the U.S. Borrower and the Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

(c) No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock (other than pursuant to, or in connection with, the Merger) or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose, or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of Regulation T, U or X.

SECTION 3.21 Transaction Documents. Holdings and the U.S. Borrower have delivered to the Agent a complete and correct copy of the Merger Agreement (including all schedules, exhibits, amendments, supplements and modifications thereto). Neither Holdings, the U.S. Borrower nor any other Loan Party or, to the knowledge of Holdings, the U.S. Borrower or each Loan Party, any other Person party thereto is in default in the performance or compliance with any material provisions thereof. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, all representations and warranties set forth in the Merger Agreement were true and correct in all material respects at the time as of which such representations and warranties were made (or deemed made).

ARTICLE IV

CONDITIONS

SECTION 4.01 Conditions Precedent to Effectiveness of Amendment and Restatement. This Agreement (as amended and restated) shall become effective on and as of the date on which all of the following conditions precedent shall have been satisfied:

(a) Approval of Amendment and Restatement. The Agent (or its counsel) shall have received (i) from each party hereto either (A) a counterpart of the Amendment Agreement signed on behalf of such party or (B) written evidence satisfactory to the Agent (which may include facsimile transmission of a signed signature page of this Agreement) that such party has signed a counterpart of the Amendment Agreement and such other certificates, documents, instruments and agreements as the Agent shall reasonably request in connection with the transactions contemplated by this Agreement.

(b) Legal Opinions. The Agent shall have received, on behalf of itself and the Lenders on the Restatement Effective Date, a written opinion of Simpson Thacher & Bartlett LLP, special New York counsel for the Loan Parties, in form and substance reasonably satisfactory to the Agent.

(c) Closing Certificates; Certified Certificate of Incorporation; Good Standing Certificates. The Agent shall have received (i) a certificate of the U.S. Borrower, dated the Restatement Effective Date and executed by its Secretary, Assistant Secretary or director, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the other officers of the U.S. Borrower authorized to sign the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the certificate of incorporation of the U.S. Borrower, certified by the Secretary State of Delaware, and a true and correct copy of its by-laws, and (ii) a good standing certificate for the U.S. Borrower from the Secretary of State of Delaware.

(d) Officers’ Certificate. The Agent shall have received and Officers’ Certificate, dated as of the Restatement Effective Date, certifying that the conditions in Section 4.02(b) have been satisfied.

(e) No Default. No Default or Event of Default shall have occurred and be continuing on the Restatement Effective Date.

(f) Fees. The Agent and the Joint Lead Arrangers shall have received all fees required to be paid to them by, and all expenses for which invoices have been presented (including the reasonable documented fees and expenses of legal counsel) to, the Borrowers on or before the Restatement Effective Date. The Agent shall have received from the U.S. Borrower for the account of each Lender that has executed a counterpart to the Amendment Agreement on or prior to noon, New York City time on March 19, 2010, a fee equal to 0.05% of the aggregate amount of Term Loans, Revolving Commitments and LC Deposits of such Lender outstanding under the Original Credit Agreement at such time.

(g) Solvency. The Agent shall have received a customary certificate from the chief financial officer of the U.S. Borrower certifying that the Loan Parties, on a consolidated basis on the Restatement Effective Date, are solvent (within the meaning of Section 3.15).

(h) Amendments to Registrations and Recordings. The Agent shall have received such amendments to the Uniform Commercial Code financing statements and other filings and recordings as the Agent may reasonably request to ensure the continued perfection of the security interests of the Agent in the Collateral.

(i) Representations and Warranties. Each of the representations and warranties made in or pursuant to Article III or which are contained in any other Loan Document shall be true and correct in all material respects on and as of the Restatement Effective Date as if made on and as of such date (unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

SECTION 4.02 Conditions Precedent to Each Loan and Letter of Credit.

The obligation of each Lender on any date (other than the Closing Date and the Restatement Effective Date) to make any Loan or of the Issuing Bank or LC Facility Issuing Bank to issue, increase, renew, amend or extend any Letter of Credit is subject to the satisfaction of each of the following conditions precedent:

(a) Request for Borrowing or Issuance of Letter of Credit. With respect to any Loan, the Agent shall have received a duly executed Borrowing Request, and, with respect to any Letter of Credit, the Agent and the relevant Issuing Bank or LC Facility Issuing Bank shall have received a request for a Letter of Credit complying with Section 2.04.

(b) Representations and Warranties; No Defaults. On the date of such Loan or issuance, both before and after giving effect thereto and, in the case of any Loan, to the application of the proceeds thereof:

(i) the representations and warranties set forth in Article III (other than Section 3.21) and in the other Loan Documents shall be true and correct in all material respects with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date; provided that any representation or warranty that is qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects; and

(ii) no Default shall have occurred and be continuing.

The acceptance by a Borrower of the proceeds of each Loan requested in any Borrowing Request, and the issuance of each Letter of Credit requested hereunder at the request of any Borrower, shall be deemed to constitute a representation and warranty by such Borrower as to the matters specified in clause (b) above on the date of the making of such Loan or the issuance of such Letter of Credit (except that no opinion need be expressed as to the Agent’s or the Required Lenders’ satisfaction with any document, instrument or other matter).

ARTICLE V

AFFIRMATIVE COVENANTS

Until the Discharge of Obligations, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the Loan Parties, with the Lenders that:

SECTION 5.01 Financial Statements and Other Information. The U.S. Borrower will furnish to the Agent (which will promptly furnish such information to the Lenders in accordance with it’s customary practice):

(a) within ninety (90) days after the end of each fiscal year of the U.S. Borrower, its audited consolidated balance sheet and related statements of earnings, shareholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by KPMG LLP or other independent public accountants of recognized national standing and reasonably acceptable to the Agent (without a “going concern” or like qualification or exception or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly, in all material respects, the financial position and results of operations of the U.S. Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP;

(b) within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year of the U.S. Borrower, its consolidated balance sheet and related statements of earnings and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly, in all material respects, the financial position and results of operations of the U.S. Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments;

(c) concurrently with any delivery of financial statements under clause (a) or (b) above, a Compliance Certificate signed by a Financial Officer of the U.S. Borrower in substantially the form of Exhibit C (i) setting forth the calculations required to establish whether the U.S. Borrower and the Restricted Subsidiaries were in compliance with the provisions of Section 6.10 as at the end of such fiscal year or period, as the case may be and, if such certificate demonstrates an Event of Default of any covenant under Section 6.10, the U.S. Borrower may deliver, together with such Compliance Certificate, notice of an intent to cure (a “Notice of Intent to Cure”) such Event of Default pursuant to Section 7.03; provided that the delivery of a Notice of Intent to Cure shall in no way affect or alter the occurrence, existence or continuation of any such Event of Default or the rights, benefits, powers and remedies of the Agent and the Lenders under any Loan Document, (ii) certifying that no Event of Default or Default has occurred or, if an Event of Default or Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (iii) setting forth, in the case of the financial statements delivered under clause (a), (x) commencing with the fiscal year ending on September 30, 2008, the U.S. Borrower’s calculation of Excess Cash Flow for such fiscal year and (y) a list of names of all Immaterial Subsidiaries (if any), that each Restricted Subsidiary set forth on such list individually qualifies as an Immaterial Subsidiary and that all Domestic Subsidiaries listed as Immaterial Subsidiaries in the aggregate comprise less than 5% of Total Assets of the U.S. Borrower and the Restricted Subsidiaries at the end of the period to which such financial statements relate and represented (on a contribution basis) less than 5% of EBITDA of the U.S. Borrower for the period to which such financial statements relate;

(d) concurrently with any delivery of consolidated financial statements under clause (a) or (b) above, the related unaudited consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements;

(e) within ninety (90) days after the beginning of each fiscal year, a detailed consolidated budget of the U.S. Borrower and the Restricted Subsidiaries for such fiscal year (including a projected consolidated balance sheet and the related consolidated statements of projected cash flows and projected income as of the end of and for such fiscal year), including a summary of the underlying material assumptions with respect thereto (collectively, the “Budget”), and, as soon as available, significant revisions, if any, of such Budget, which Budget or revisions thereto shall in each case be accompanied by the statement of a Financial Officer of the U.S. Borrower to the effect that, to the best of his knowledge, the Budget is a reasonable estimate for the period covered thereby;

(f) as soon as practicable upon the reasonable request of the Agent, deliver an updated Perfection Certificate (or, to the extent such request relates to specified information contained in the Perfection Certificate, such information) reflecting all changes since the date of the information most recently received pursuant to this clause (f) or Section 5.11;

(g) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials publicly filed by the U.S. Borrower or any Restricted Subsidiary with the SEC, or with any other securities exchange, or, after an initial public offering of shares of Capital Stock of the U.S. Borrower, distributed by the U.S. Borrower to its shareholders generally, as the case may be;

(h) promptly following the Agent’s request therefor, all documentation and other information that the Agent reasonably requests on its behalf or on behalf of any Lender in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering or terrorist financing rules and regulations, including the USA PATRIOT Act; and

(i) as promptly as reasonably practicable from time to time following the Agent’s request therefor, such other information regarding the operations, business affairs and financial condition of Holdings, the U.S. Borrower or any Restricted Subsidiary, or compliance with the terms of any Loan Document, as the Agent may reasonably request (on behalf of itself or any Lender).

Notwithstanding the foregoing, the obligations in clauses (a) and (b) of this Section 5.01 may be satisfied with respect to financial information of the U.S. Borrower and its Subsidiaries by furnishing (A) the applicable financial statements of Holdings (or any direct or indirect parent of Holdings) or (B) the U.S. Borrower’s or Holdings’ (or any direct or indirect parent thereof), as applicable, Form 10-K or 10-Q, as applicable, filed with the SEC; provided that, with respect to each of clauses (A) and (B), (i) to the extent such information relates to Holdings (or a parent thereof), such information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Holdings (or such parent), on the one hand, and the information relating to the U.S. Borrower and its Subsidiaries on a standalone basis, on the other hand and (ii) to the extent such information is in lieu of information required to be provided under clause (a) of this Section 5.01, such materials are accompanied by a report and opinion of KPMG LLP or other independent public accountants of recognized national standing and reasonably acceptable to the Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit.

Documents required to be delivered pursuant to clauses (a), (b), (d) or (f) of this Section 5.01 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the U.S. Borrower posts such documents, or provides a link thereto on the U.S. Borrower’s website on the Internet at the website address listed on Schedule 9.01; (ii) on which such documents are posted on the U.S. Borrower’s behalf on IntraLinks™ or a substantially similar electronic platform, if any, to which each Lender and the Agent have access (whether a commercial, third-party website or whether sponsored by the Agent); or (iii) on which such documents are filed for public availability on the SEC’s Electronic Data Gathering and Retrieval System; provided that the U.S. Borrower shall notify (which may be by facsimile or electronic mail) the Agent of the posting of any such documents and provide to the Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the U.S. Borrower shall be required to provide paper copies of the Compliance Certificates required by clause (c) of this Section 5.01 to the Agent.

Any financial statements required to be delivered pursuant to clause (b) of this Section 5.01 prior to the first date of delivery of financial statements pursuant to clause (a) of this Section 5.01 following the Closing Date shall not be required to contain all purchase accounting adjustments relating to the Transactions to the extent it is not practicable to include any such adjustments in such financial statements.

SECTION 5.02 Notices of Material Events. The U.S. Borrower will furnish to the Agent written notice of the following promptly after any Responsible Officer of Holdings or the U.S. Borrower obtains knowledge thereof:

(a) the occurrence of any Event of Default or Default;

(b) the filing or commencement of any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against Holdings, the U.S. Borrower or any of the Restricted Subsidiaries as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c) any loss, damage, or destruction to the Collateral in the amount of $50.0 million or more whether or not covered by insurance;

(d) any and all default notices received under or with respect to any leased location or public warehouse where any material Collateral in the amount of $50.0 million or more is located;

(e) the occurrence of any ERISA Event that, together with all other ERISA Events that have occurred and are continuing, would reasonably be expected to have a Material Adverse Effect; and

(f) any other development that results in, or would reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section 5.02 shall be accompanied by a statement of a Responsible Officer of the U.S. Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03 Existence; Conduct of Business. Each Loan Party will, and will cause each Restricted Subsidiary to, do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect its legal existence and the rights, qualifications, licenses, permits, franchises, governmental authorizations, intellectual property rights, licenses and permits (except as such would otherwise reasonably expire, be abandoned or permitted to lapse in the ordinary course of business), necessary in the normal conduct of its business, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except (i) other than with respect to Holdings’ or any Borrower’s existence, to the extent such failure to do so would not reasonably be expected to have a Material Adverse Effect or (ii) pursuant to a transaction permitted by Section 6.03.

SECTION 5.04 Payment of Obligations. Each Loan Party will, and will cause each Subsidiary to, pay or discharge all material Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) such Loan Party or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest would not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05 Maintenance of Properties. Each Loan Party will, and will cause each Restricted Subsidiary to (a) at all times maintain and preserve all material property necessary to the normal conduct of its business in good repair, working order and condition, ordinary wear and tear excepted and casualty or condemnation excepted and (b) make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto as necessary in accordance with prudent industry practice in order that the business carried on in connection therewith, if any, may be properly conducted at all times, except, in each case, where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.06 Books and Records; Inspection Rights. The U.S. Borrower shall, and shall cause its Restricted Subsidiaries, to permit representatives and independent contractors of the Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the reasonable expense of the U.S. Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the U.S. Borrower (it being understood that, in the case of any such meetings or advice from such independent accountants, the U.S. Borrower shall be deemed to have satisfied its obligations under this Section 5.06 to the extent that it has used commercially reasonable efforts to cause its independent accountants to participate in any such meeting); provided that, excluding any such visits, meetings and inspections during the continuation of an Event of Default, only the Agent on behalf of the Lenders may exercise rights of the Agent and the Lenders under this Section 5.06 and the Agent shall not exercise such rights more often than two (2) times during any calendar year absent the existence of an Event of Default and only one (1) such time shall be at the U.S. Borrower’s expense; provided, further, that when an Event of Default exists, the Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the U.S. Borrower at any time during normal business hours and upon reasonable advance notice. The Agent and the Lenders shall give the U.S. Borrower the opportunity to participate in any discussions with the U.S. Borrower’s independent public accountants.

SECTION 5.07 Maintenance of Ratings. Holdings and the U.S. Borrower shall use their commercially reasonable efforts to cause the credit facilities provided for herein to be continuously rated by S&P and Moody’s.

SECTION 5.08 Compliance with Laws. Each Loan Party will, and will cause each Subsidiary to, comply in all material respects with all Requirements of Law applicable to it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.09 Use of Proceeds. The proceeds of the Loans and other extensions of credit under this Agreement will be used only for the purposes specified in the introductory statement to this Agreement. No part of the proceeds of any Loan or other extension of credit hereunder will be used, whether directly or indirectly, for any purpose that would entail a violation of Regulation T, U or X.

SECTION 5.10 Insurance.

(a) Each Loan Party will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurance companies (a) insurance in such amounts and against such risks, as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance reasonable and customary for similarly situated companies) and (b) all insurance required pursuant to the Collateral Documents (and shall use commercially reasonable efforts to cause the Agent to be listed as a loss payee on property and casualty policies covering loss or damage to Collateral and as an additional insured on commercial general liability policies). The U.S. Borrower will furnish to the Agent, upon request, information in reasonable detail as to the insurance so maintained.

(b) With respect to each Mortgaged Property, obtain flood insurance in such total amount as the Agent may from time to time require, if at any time the area in which any improvements are located on any Mortgaged Property is designated a special “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), and otherwise comply with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1973, as amended from time to time.

SECTION 5.11 Additional Collateral; Further Assurances.

(a) Subject to applicable law, the U.S. Borrower shall cause (i) each of its Domestic Subsidiaries (other than any Immaterial Subsidiary (except as otherwise provided in paragraph (e) of this Section 5.11), Receivables Subsidiary or Business Securitization Subsidiary) which becomes a Domestic Subsidiary after the Closing Date and (ii) any such Domestic Subsidiary that was an Immaterial Subsidiary but, as of the end of the most recently ended fiscal quarter of the U.S. Borrower has ceased to qualify as an Immaterial Subsidiary, to become a Loan Party as promptly thereafter as reasonably practicable by executing a Joinder Agreement in substantially the form set forth as Exhibit D hereto (the “Joinder Agreement”). Upon execution and delivery thereof, each such Person (i) shall automatically become a Loan Guarantor hereunder and thereupon shall have all of the rights, benefits, duties, and obligations in such capacity under the Loan Documents and (ii) will simultaneously therewith or as soon as practicable thereafter grant Liens to the Agent, for the benefit of the Agent and the Lenders and each other Secured Party at such time party to or benefiting from the Collateral Documents, to the extent required by the terms thereof, in any property (subject to the limitations with respect to Equity Interests set forth in paragraph (b) of this Section 5.11 and the Security Agreement, the limitations with respect to real property set forth in paragraph (f) of this Section 5.11 and any other limitations set forth in the Security Agreement) of such Loan Party which constitutes Collateral, on such terms as may be required pursuant to the terms of the Collateral Documents.

(b) The U.S. Borrower and each Subsidiary that is a Loan Party will cause (i) 100% of the issued and outstanding Equity Interests of each of its Domestic Subsidiaries, other than (x) any Domestic Subsidiary taxed as a partnership or a disregarded entity for federal income tax purposes that holds Capital Stock of a Foreign Subsidiary whose Equity Interests are pledged pursuant to clause (ii)

below and (y) and any Receivables Subsidiary or Business Securitization Subsidiary, and (ii) (A) 100% of the issued and outstanding Equity Interests entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and (B) 100% of the issued and outstanding Equity Interests not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) in each case of clause (A) and (B) above, of each First-Tier Foreign Subsidiary to be subject at all times to a first priority perfected Lien in favor of the Agent pursuant to the terms and conditions of the Loan Documents or other security documents as the Agent shall reasonably request; provided, however, that (x) only 65% of the outstanding Equity Interests of any Foreign Subsidiary pledged pursuant to subclause (b)(ii)(A) above shall secure the Domestic Obligations, (y) this clause (b) shall not require any Loan Party to grant a security interest in the Equity Interests of any Unrestricted Subsidiary and (z) no pledge of any Equity Interests shall be required to the extent such Equity Interests are excluded from the Collateral pursuant to the terms of the Security Agreement.

(c) Without limiting the foregoing, each Loan Party will, and will cause each Loan Party to, execute and deliver, or cause to be executed and delivered, to the Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents and such other actions or deliveries of the type required by Article IV, as applicable), which may be required by law or which the Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents (subject to the limitations with respect to Equity Interests set forth in paragraph (b) of this Section 5.11, the limitations with respect to real property set forth in paragraph (f) of this Section 5.11 and any other limitations set forth in the Security Agreement), all at the expense of the Loan Parties.

(d) Subject to the limitations set forth or referred to in this Section 5.11, if any material assets (including any real property or improvements thereto or any interest therein) are acquired by the U.S. Borrower or any Subsidiary that is a Loan Party after the Closing Date (other than assets constituting Collateral under the Security Agreement that become subject to the Lien in favor of the Agent upon acquisition thereof), the U.S. Borrower will notify the Agent and the Lenders thereof, and the U.S. Borrower will cause such assets to be subjected to a Lien securing the Secured Obligations and will take, and cause the Loan Parties that are Subsidiaries to take, such actions as shall be necessary or reasonably requested by the Agent to grant and perfect such Liens (in each case, to the extent required under clauses (a), (b) and (c) above, (f) below and by the Security Agreement), including actions described in clause (c) of this Section 5.11, all at the expense of the Loan Parties.

(e) If, at any time and from time to time after the Closing Date, Domestic Subsidiaries that are not Loan Parties because they are Immaterial Subsidiaries comprise in the aggregate more than 5% of Total Assets as of the end of the most recently ended fiscal quarter of the U.S. Borrower or more than 5% of EBITDA of the U.S. Borrower for the period of four consecutive fiscal quarters as of the end of the most recently ended fiscal quarter of the U.S. Borrower, then the U.S. Borrower shall, not later than 45 days after the date by which financial statements for such quarter are required to be delivered pursuant to this Agreement, cause one or more such Domestic Subsidiaries to become additional Loan Parties (notwithstanding that such Domestic Subsidiaries are, individually, Immaterial Subsidiaries) such that the foregoing condition ceases to be true.

(f) Notwithstanding anything to the contrary in this Section 5.11, real property required to be mortgaged under this Section 5.11 shall be limited to real property located in the U.S. owned in fee by a Loan Party having a fair market value at the time of the acquisition thereof of $15.0 million or more (provided that the cost of perfecting such Lien is not unreasonable in relation to the benefits to the Lenders of the security afforded thereby in the Agent’s reasonable judgment after consultation with the U.S. Borrower).

(g) Notwithstanding anything to the contrary contained herein, the Loan Parties shall not be required to include as Collateral any Excluded Assets (as defined in the Security Agreement).

(h) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the amount of Secured Obligations secured by any Lien on a Principal Property will be limited to the maximum amount that can be secured thereby without requiring the 2012 Notes to be equally and ratably secured thereby under the terms of the 2012 Notes Indenture.

SECTION 5.12 Post-Closing Requirements. To the extent not delivered as of the Restatement Effective Date, within forty-five (45) days after the Restatement Effective Date, unless waived or extended by the Agent in its sole discretion, the Borrower shall or shall cause the applicable Loan Party to:

(a) Mortgage Amendments, Etc. With respect to each Mortgaged Property set forth on Schedule 4.01(l) to the Restatement Agreement (except to the extent that any such Mortgaged Property set forth thereon is subject to a contract for sale to a third party (other than the Borrower or a Subsidiary) on the Restatement Effective Date as indicated on such Schedule), deliver to the Agent each of the following, in form and substance reasonably satisfactory to the Agent:

(i) an amendment to the Mortgage encumbering such Mortgaged Property, duly executed and acknowledged by the applicable Loan Party and in form and substance reasonably satisfactory to the Agent (each, a “Mortgage Amendment”);

(ii) a UCC-3 fixture filing amendment with respect to each UCC-1 fixture filing filed with respect to such Mortgaged Property;

(iii) an endorsement to the existing mortgagee’s title insurance policy disclosing no additional liens or title exceptions against such Mortgaged Property other than Permitted Liens, extending the date of such mortgagee’s title insurance policy to the date of recordation of such Mortgage Amendment, and providing assurance reasonably satisfactory to the Agent that the lien on such Mortgaged Property in favor of the Agent shall continue to have the enforceability and priority in effect immediately prior to the Restatement Effective Date;

(iv) evidence of payment of all applicable filing, documentary, stamp, intangible, mortgage and recording taxes, recording and filing fees, and title insurance premiums and fees in connection with the matters set forth in clauses (i), (ii) and (iii) above;

(v) a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination and, for any Mortgaged Property on which improvements are located in a special flood hazard area, (x) a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Loan Parties and (y) certificates of insurance evidencing the insurance required by Section 5.10(b) in form and substance satisfactory to the Agent; and

(vi) copies of, or certificates as to coverage under, the insurance policies required by Section 5.10(a) naming the Agent as additional insured, loss payee and mortgagee, as applicable, and otherwise in form and substance satisfactory to the Agent.

(b) European Deliverables. Deliver to the Agent confirmations, supplements and/or amendments to the Foreign Pledge Agreements (including Foreign Pledge Agreements governed by the laws of Germany) reflecting such of the changes made to the Original Credit Agreement pursuant to this Agreement and the Amendment Agreement, together with such other agreements as the Administrative Agent reasonably determines are required to ensure the enforceability thereof and to reflect the changes made to the Original Credit Agreement pursuant to this Agreement and the Amendment Agreement.

(c) Intellectual Property. With respect to that portion of the Collateral that consists of intellectual property, provide such information and documents as the Agent reasonably determines are required to ensure the Liens on such Collateral continue to have the enforceability and priority in effect immediately prior to the Restatement Effective Date.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Agreement and the other Loan Documents are qualified by the requirements set forth above.

ARTICLE VI

NEGATIVE COVENANTS

Until the Discharge of Obligations, the Loan Parties covenant and agree, jointly and severally, with the Lenders that:

SECTION 6.01 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) The U.S. Borrower will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”), with respect to any Indebtedness (including Acquired Indebtedness), and the U.S. Borrower will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that so long as no Event of Default has occurred and is continuing the U.S. Borrower may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, if the U.S. Borrower’s Interest Coverage Ratio for the U.S. Borrower’s most recently ended four full fiscal quarters for which financial statements have been delivered pursuant to Section 5.01 would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (a) shall be subject to the limitations set forth in Section 6.01(g).

(b) The limitations set forth in clause (a) of this Section 6.01 shall not apply to any of the following items:

(i) Indebtedness under any Receivables Facility;

(ii) Indebtedness of the U.S. Borrower and any of its Restricted Subsidiaries under the Loan Documents;

(iii) the incurrence by the U.S. Borrower and any Subsidiary Guarantor of Indebtedness represented by the Senior Notes issued on the Closing Date (including any guarantees thereof) and the exchange notes and related exchange guarantees to be issued in exchange for the Senior Notes pursuant to the Registration Rights Agreement;

(iv) Indebtedness of any Business Securitization Subsidiary in respect of any Business Securitization Facility;

(v) Indebtedness (other than Indebtedness under any Receivables Facility) existing on the Closing Date; provided that any Indebtedness which is in excess of (x) $10.0 million individually or (y) $50.0 million in the aggregate (when taken together with all other Indebtedness outstanding in reliance on this clause (v) that is not set forth on Schedule 6.01) shall only be permitted under this clause (v) to the extent such Indebtedness is set forth on Schedule 6.01;

(vi) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the U.S. Borrower or any of the Restricted Subsidiaries, to finance the development, construction, purchase, lease (other than the lease, pursuant to Sale and Lease-Back Transactions, of property (real or personal), equipment or other fixed or capital assets owned by the U.S. Borrower or any Restricted Subsidiary as of the Closing Date or acquired by the U.S. Borrower or any Restricted Subsidiary after the Closing Date in exchange for, or with the proceeds of the sale of, such assets owned by the U.S. Borrower or any Restricted Subsidiary as of the Closing Date), repairs, additions or improvement of property (real or personal), equipment or other fixed or capital assets; provided that either (x) at the time of incurrence of such Indebtedness or issuance of such Disqualified Stock or Preferred Stock, the aggregate amount of all outstanding Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (vi), when aggregated with the then outstanding amount of Indebtedness under clause (xv) incurred to refinance Indebtedness incurred in reliance on this clause (vi), does not exceed the greater of (A) $250.0 million and (B) 2.5% of Total Assets or (y) after giving effect to the incurrence of such Indebtedness or issuance of such Disqualified Stock or Preferred Stock, the U.S. Borrower would be in compliance with Section 6.10 as of the most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 5.01 both (I) as such covenant is in effect on such date and (II) as such covenant is in effect on the Closing Date, whether or not the Revolving Credit Termination Date with respect to all the Revolving Facilities has occurred and without giving effect to any waiver of such covenant (provided that this sub-clause (II) shall in any event be deemed satisfied if such Consolidated Secured Debt Ratio as of such most recently completed fiscal quarter would be equal to or less than 4.50 to 1);

(vii) Indebtedness incurred by the U.S. Borrower or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit or surety bonds issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided that, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within thirty (30) days following such drawing or incurrence;

(viii) Indebtedness arising from agreements of the U.S. Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet of the U.S. Borrower or any Restricted

Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet shall not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness (other than for those indemnification obligations that are not customarily subject to a cap) shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the U.S. Borrower and the Restricted Subsidiaries in connection with such disposition;

(ix) Indebtedness of the U.S. Borrower to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the Obligations; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the U.S. Borrower or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(x) Indebtedness of a Restricted Subsidiary to the U.S. Borrower or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Loan Guaranty; provided, further, that any subsequent issuance or transfer of Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the U.S. Borrower or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (x);

(xi) subject to compliance with Section 6.07, shares of Preferred Stock of a Restricted Subsidiary issued to the U.S. Borrower or another Restricted Subsidiary; provided that, in the case of Preferred Stock issued by a Subsidiary Guarantor, such Preferred Stock is issued to the U.S. Borrower or another Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Preferred Stock (except (x) in the case of Preferred Stock of a Subsidiary Guarantor, to the U.S. Borrower or another Subsidiary Guarantor and (y) in the case of a Restricted Subsidiary that is not a Subsidiary Guarantor, to the U.S. Borrower or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock not permitted by this clause (xi);

(xii) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting: (A) interest rate risk with respect to any Indebtedness that is permitted under this Agreement to be outstanding, (B) exchange rate risk or (C) commodity pricing risk;

(xiii) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the U.S. Borrower or any Restricted Subsidiary in the ordinary course of business;

(xiv) (A) any guarantee by the U.S. Borrower or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary, so long as, in the case of any guarantee of Indebtedness, the incurrence of such Indebtedness is permitted under the terms of this Agreement or (B) any guarantee by a Restricted Subsidiary of Indebtedness of the U.S. Borrower permitted to be incurred under the terms of this Agreement (other than the 2012 Notes or any Refinancing

Indebtedness in respect thereof); provided, in each case, that (x) such guarantee is incurred in accordance with Section 6.08 and (y) in the case of any guarantee of Indebtedness of the U.S. Borrower or any Subsidiary Guarantor by any Restricted Subsidiary that is not a Subsidiary Guarantor, such Restricted Subsidiary executes a Joinder Agreement in order to become a Subsidiary Guarantor under this Agreement;

(xv) the incurrence by the U.S. Borrower or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock that serves to extend, replace, refund, refinance, renew or defease any Indebtedness, Disqualified Stock or Preferred Stock of such Person incurred as permitted under paragraph (a) of this Section 6.01 and clauses (iii), (iv), (v) (except for Existing Indebtedness described on Part I of Schedule 1.01(c)) and (vi) above, this clause (xv) and clauses (xvi), (xvii), (xx)(B) and (xxii) of this paragraph (b) or any Indebtedness, Disqualified Stock or Preferred Stock issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums and fees (including reasonable lender premiums) in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased, (B) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (1) Indebtedness subordinated to the Obligations or the Loan Guaranty of any Subsidiary Guarantor, such Refinancing Indebtedness is subordinated to the Obligations or such Loan Guaranty at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (2) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and (C) shall not include (1) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the U.S. Borrower, (2) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor or (3) Indebtedness, Disqualified Stock or Preferred Stock of the U.S. Borrower or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; provided, further, that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (xv) shall be subject to the limitations set forth in Section 6.01(g) to the same extent as the Indebtedness refinanced;

(xvi) Indebtedness, Disqualified Stock or Preferred Stock (x) of the U.S. Borrower or any Restricted Subsidiary incurred to finance any Investment permitted by clause (c)(i)(A) or (B) or (c)(iii) of the definition of “Permitted Investments” or (y) of Persons that are acquired by the U.S. Borrower or any Restricted Subsidiary or Persons that are merged into the U.S. Borrower or a Restricted Subsidiary in accordance with the terms of this Agreement or that is assumed by the U.S. Borrower or a Restricted Subsidiary in connection with such Investment; provided that (A) in the case of Secured Indebtedness assumed under clause (y) above only, on a pro forma basis for the issuance or assumption of such Indebtedness, Disqualified Stock or Preferred Stock and the application of proceeds therefrom, the U.S. Borrower would (I) be in compliance with Section 6.10 (as such covenant is in effect on such date) for the most recently completed fiscal quarter for which financial statements have been delivered pursuant to Section 5.01 and (II) not have a Consolidated Secured Debt Ratio as of such most recently completed fiscal quarter that is in excess of the level specified on the Closing Date as the maximum Consolidated Secured Debt Ratio permitted as of the end of the first full quarter following the Closing Date; (B) in the case of clauses (x) and (y) above, on a pro forma basis for the issuance or assumption of such Indebtedness, Disqualified Stock or Preferred Stock and the application of proceeds therefrom, either (i) the U.S. Borrower would be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 6.01(a) or (ii) the Interest Coverage Ratio of the U.S. Borrower for the U.S. Borrower’s most recently ended four full fiscal quarters for which financial statements have been delivered pursuant to Section 5.01 would be greater than immediately prior to such acquisition or merger; (C) in the case of clause (x), such Indebtedness, Disqualified Stock or Preferred Stock is not Secured Indebtedness, (D) such Indebtedness, Disqualified Stock or Preferred Stock is not incurred while an Event of Default exists and no Event of Default shall result therefrom, (E) in the case of clause (x) above only, such Indebtedness, Disqualified Stock or Preferred Stock does not mature (and is not mandatorily redeemable in the case of Disqualified Stock or Preferred Stock) and does not require any payment of principal prior to the Term Loan Maturity Date; and (F) in the case of clause (y) above only, such Indebtedness, Disqualified Stock or Preferred Stock is not incurred in contemplation of such acquisition or merger; provided, further, that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (xvi) shall be subject to the limitations set forth in Section 6.01(g);

(xvii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within ten (10) Business Days of its incurrence;

(xviii) Indebtedness supported by a Letter of Credit in a principal amount not to exceed the face amount of such Letter of Credit;

(xix) Indebtedness incurred by a Foreign Subsidiary which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (xix) and then outstanding, does not exceed the greater of (x) $60.0 million and (y) 5.0% of Foreign Subsidiary Total Assets; provided, further, that, except in the case of any Indebtedness under any working capital facility or otherwise incurred in the ordinary course of business to finance the operations of such Foreign Subsidiary, any incurrence of Indebtedness by any Foreign Subsidiary pursuant to this clause (xix) shall be subject to the limitations set forth in Section 6.01(g);

(xx) Indebtedness, Disqualified Stock and Preferred Stock of the U.S. Borrower or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (xx) and then outstanding (together with any Refinancing Indebtedness in respect of any such Indebtedness, Disqualified Stock or Preferred Stock which is then outstanding in reliance on clause (xv) above), does not at any one time outstanding exceed the sum of (A) the greater of (I) $250.0 million and (II) 2.5% of Total Assets (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (xx) shall for purposes of this clause (xx) cease to be deemed incurred or outstanding under this clause (xx) but shall be deemed incurred pursuant to Section 6.01(a) from and after the first date on which the U.S. Borrower or such Restricted Subsidiary, as applicable, could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to Section 6.01(a) without reliance on this clause (xx)(A)), plus (B) 100% of the net cash proceeds received by the U.S. Borrower since after the Closing Date from the issue or sale of Equity Interests of the U.S. Borrower or cash contributed to the capital of the U.S. Borrower (in each case, other than (i) proceeds of Disqualified Stock or sales of Equity Interests to the U.S. Borrower or any of its Restricted Subsidiaries and (ii) any equity contribution received by the U.S. Borrower pursuant to Section 7.03) as determined in accordance with clause (a)(ii) of the definition of “Applicable Amount” to the extent such net cash proceeds or cash has not been applied to make Restricted Payments or to make Permitted Investments (other than Permitted Investments of the type specified in clause (a) and (c) of the definition thereof) (such amount, the “Designated Equity Amount”), plus (C) the excess of (I) $250.0 million over (II) the amount of Indebtedness outstanding in reliance on clause (xxii) at the time any Indebtedness is incurred in reliance on this subclause (C); provided that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (xx) shall be subject to the limitations set forth in Section 6.01(g);

(xxi) Attributable Debt incurred by the U.S. Borrower or any Restricted Subsidiary pursuant to Sale and Lease-Back Transactions of property (real or personal), equipment or other fixed or capital assets owned by the U.S. Borrower or any Restricted Subsidiary as of the Closing Date or acquired by the U.S. Borrower or any Restricted Subsidiary after the Closing Date in exchange for, or with the proceeds of the sale of, such assets owned by the U.S. Borrower or any Restricted Subsidiary as of the Closing Date; provided that the aggregate amount of Attributable Debt incurred under this clause (xxi) does not exceed the greater of (x) $150.0 million and (y) 1.5% of Total Assets;

(xxii) Indebtedness, Disqualified Stock and Preferred Stock of the U.S. Borrower or any Restricted Subsidiary (A) assumed in connection with any Investment permitted by clause (c) of the definition of “Permitted Investments” or in connection with the acquisition of minority investments held by Persons other than the U.S. Borrower or a Wholly-Owned Subsidiary in any non-Wholly-Owned Subsidiary or (B) incurred to finance any Investment permitted by clause (c) of the definition of “Permitted Investments” or in connection with the acquisition of minority investments held by Persons other than the U.S. Borrower or a Wholly-Owned Subsidiary in any non-Wholly-Owned Subsidiary, in each case, that is secured only by the assets or business acquired in the applicable Permitted Investment (including any acquired Equity Interests) and so long as both immediately prior and after giving effect thereto no Event of Default shall exist or result therefrom; provided that the aggregate principal amount or liquidation preference of such Indebtedness (when aggregated with any outstanding Refinancing Indebtedness in respect thereof) at any one time outstanding under this clause (xxii) does not exceed the excess of (x) the greater of (A) $250.0 million and (B) 2.5% of Total Assets over (y) the aggregate amount of Indebtedness outstanding in reliance on this clause (xxii) at the time of any incurrence of Indebtedness in reliance on this clause (xxii); provided, further, that any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to subclause (B) of this clause (xxii) shall be subject to the limitations set forth in Section 6.01(g);

(xxiii) Indebtedness, Disqualified Stock and Preferred Stock of the U.S. Borrower issued to former, future and current employees, officers, managers, directors or consultants, (or their respective estates, Controlled Investment Affiliates or Immediate Family Members) of the U.S. Borrower, any of its Subsidiaries or any direct or indirect parent company of the U.S. Borrower in each case to finance the purchase or redemption of Equity Interests of the U.S. Borrower or any direct or indirect parent company of the U.S. Borrower permitted by Section 6.04(iii);

(xxiv) Indebtedness incurred by any Foreign Subsidiary of ARAMARK (BVI) Limited (or any successor thereto) related to the U.S. Borrower’s Chilean operations, including, without limitation, Central de Restaurantes ARAMARK Ltda. not to exceed $25.0 million at any one time outstanding; provided that, except in the case of any Indebtedness under any working capital facility or otherwise incurred in the ordinary course of business to finance the operations of such Subsidiary, any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock pursuant to this clause (xxiv) shall be subject to the limitations set forth in Section 6.01(g); and

(xxv) Indebtedness of the Loan Parties in respect of Permitted Refinancing Notes (A) issued for cash consideration to the extent that the Net Cash Proceeds therefrom are applied to permanently repay Term Loans in accordance with Section 2.09, (B) issued in exchange for all or any portion of the Term Loans under any Term Loan Facility (and with a principal amount not to exceed the principal amount of Term Loans received by the U.S. Borrower in exchange therefor) pursuant to an exchange offer by the U.S. Borrower conducted pursuant to exchange procedures satisfactory to the Agent and the U.S. Borrower (including, without limitation, with respect to compliance with United States Federal and State securities laws) for all or any portion of the Term Loans outstanding under any Term Loan Facility (or, in the case of an exchange offer of Permitted Refinancing Notes that have not been registered under the Securities Act, for all or any portion of such Term Loans that are held by Lenders that are “qualified institutional buyers” (as defined in Rule 144A promulgated pursuant to the Securities Act)), it being understood and agreed that no Lender shall be required to participate in any such exchange offer; provided that any Term Loans acquired by the U.S. Borrower in connection with any such offer shall be deemed to have been repaid immediately upon the acquisition thereof by the U.S. Borrower and (C) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (A) or (B) above; provided that (x) the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension (except for any original issue discount thereon, accrued and unpaid interest and the amount of fees, expenses and premium in connection with such refinancing) and (y) such refinancing, refunding, renewal or extension meets the requirements set forth in the definition of Permitted Refinancing Notes.

(c) For purposes of determining compliance with this Section 6.01, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) at any time meets the criteria of more than one of the categories described in subclauses (i) through (xxv) of clause (b) of this Section 6.01 or is entitled to be incurred pursuant to clause (a) of this Section 6.01, the U.S. Borrower, in its sole discretion, shall classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and shall only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one or more of the above clauses at such time; provided that (x) all Indebtedness outstanding under the Loan Documents shall at all times be deemed to have been incurred in reliance on the exception in subclause (ii) of Section 6.01(b), (y) all Indebtedness outstanding under any Receivables Facility shall at all times be deemed to have been incurred in reliance on the exception in subclause (i) of Section 6.01(b) and (z) Indebtedness in respect of any Business Securitization Facility shall at all times be deemed to have been incurred in reliance on the exception in subclause (iv) of Section 6.01(b).

(d) The accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock shall not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Section 6.01.

(e) For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that, if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased.

(f) The principal amount of any Indebtedness incurred to extend, replace, refund, refinance, renew or defease other Indebtedness, if incurred in a different currency from the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance.

(g) Notwithstanding anything to the contrary contained in this clause (a) or (b) of this Section 6.01, no Restricted Subsidiary of the U.S. Borrower that is not a Subsidiary Guarantor shall incur any Indebtedness or issue any Disqualified Stock or Preferred Stock in reliance on Section 6.01(a) or under clauses (xvi), (xix) (except in the case of such clause (xix), Indebtedness under any working capital facility or otherwise incurred in the ordinary course of business to finance the operations of such Restricted Subsidiary), (xx), (xxii) and (xxiv) (the foregoing provisions (except to the extent specifically excluded) being referred to collectively as the “Limited Guarantor Debt Exceptions”) if the amount of such Indebtedness, Disqualified Stock and Preferred Stock, when aggregated with the amount of all other Indebtedness, Disqualified Stock and Preferred Stock outstanding under the Limited Guarantor Debt Exceptions (together with any Refinancing Indebtedness in respect thereof) would exceed $500.0 million; provided, that in no event shall any Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary that is not a Subsidiary Guarantor (i) existing at the time it became a Restricted Subsidiary or (ii) assumed in connection with any acquisition, merger or acquisition of minority interests of a non-Wholly-Owned Subsidiary (and in the case of subclauses (i) and (ii), not created in contemplation of such Person becoming a Restricted Subsidiary or such acquisition, merger or acquisition of minority interests) be deemed to be Indebtedness outstanding under the Limited Guarantor Debt Exceptions for purposes of this clause (g).

SECTION 6.02 Limitation on Liens. Holdings and the U.S. Borrower will not, and the U.S. Borrower will not permit any of the Subsidiary Guarantors to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any asset or property of Holdings, the U.S. Borrower or any Restricted Subsidiary now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom.

SECTION 6.03 Merger, Consolidation or Sale of All or Substantially All Assets.

(a) The U.S. Borrower shall not consolidate or merge with or into or wind up into (whether or not the U.S. Borrower is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of properties and assets constituting all or substantially all of the properties or assets of the U.S. Borrower and the Restricted Subsidiaries on a consolidated basis, in one or more related transactions, to any Person unless:

(i) the U.S. Borrower is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the U.S. Borrower) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (the U.S. Borrower or such Person, as the case may be, being herein called the “Successor U.S. Borrower”);

(ii) the Successor U.S. Borrower, if other than the U.S. Borrower, expressly assumes all the obligations of the U.S. Borrower under this Agreement and the other Loan Documents pursuant to supplements to the Loan Documents or other documents or instruments in form reasonably satisfactory to the Agent;

(iii) immediately after such transaction, no Default exists;

(iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor U.S. Borrower would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in Section 6.01(a) or (B) the Interest Coverage Ratio for the Successor U.S. Borrower and the Restricted Subsidiaries on a consolidated basis would be greater than such ratio for the U.S. Borrower and the Restricted Subsidiaries immediately prior to such transaction;

(v) each Loan Guarantor, unless it is the other party to the transactions described above and is not the Successor U.S. Borrower, shall have by supplement to the Loan Documents confirmed that its guarantee of the Obligations shall apply to such Successor U.S. Borrower’s obligations under the Loan Documents and the Loans; and

(vi) the U.S. Borrower shall have delivered to the Agent an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplements to the Loan Documents, if any, comply with this Agreement and the other Loan Documents;

provided, that the U.S. Borrower shall promptly notify the Agent of any such transaction and shall take all required actions either prior to or within 30 days following such transaction (or such longer period as to which the Agent may consent) in order to preserve and protect the Liens on the Collateral securing the Secured Obligations.

Upon compliance with the foregoing requirements, the Successor U.S. Borrower shall succeed to, and be substituted for, the U.S. Borrower under this Agreement and the other Loan Documents and, except in the case of a lease transaction, the predecessor U.S. Borrower will be released from its obligations hereunder and thereunder. Notwithstanding clauses (iii) and (iv) of paragraph (a) of this Section 6.03, (i) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to, the U.S. Borrower, and (ii) the U.S. Borrower may merge with an Affiliate of the U.S. Borrower incorporated solely for the purpose of reincorporating the U.S. Borrower in another state of the United States of America so long as the amount of Indebtedness of the U.S. Borrower and the Restricted Subsidiaries is not increased thereby.

(b) Subject to Section 10.12, no Subsidiary Guarantor shall, and the U.S. Borrower shall not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i)(A) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Person”), (B) the Successor Person, if other than such Subsidiary Guarantor, expressly assumes all the obligations of such Subsidiary Guarantor under such Subsidiary Guarantor’s Loan Guaranty and the other Loan Documents, pursuant to a Joinder Agreement and supplements to the Loan Documents or other documents or instruments in form reasonably satisfactory to the Agent, (C) immediately after such transaction, no Event of Default exists, and (D) the U.S. Borrower shall have delivered to the Agent an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such Joinder Agreement and supplements, if any, comply with this Agreement and the other Loan Documents; or

(ii) the transaction is made in compliance with Section 6.06 (other than clause (e) thereof) or Section 6.07;

provided, that the U.S. Borrower shall notify the Agent of any transaction referred to in subclause (i) above and shall take all required actions either prior to or within 30 days following such transaction (or such longer period as to which the Agent may consent) in order to preserve and protect the Liens on the Collateral securing the Secured Obligations.

Upon compliance with the requirements of subclause (i) above, the Successor Person shall succeed to, and be substituted for, such Subsidiary Guarantor under such Subsidiary Guarantor’s Loan Guaranty and the other Loan Documents and, except in the case of a lease transaction, such Subsidiary Guarantor will be released from its obligations thereunder. Notwithstanding the foregoing, any Subsidiary Guarantor may merge into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the U.S. Borrower.

(c) Holdings will not consolidate or merge with or into or wind up into (whether or not Holdings is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) Holdings is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Holdings) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (Holdings or such Person, as the case may be, being herein called the “Successor Holdings Guarantor”), (ii) the Successor Holdings Guarantor, if other than Holdings, expressly assumes all the obligations of Holdings under Holdings’ Loan Guaranty and the other Loan Documents, pursuant to a Joinder Agreement or other supplements or other documents or instruments in form reasonably satisfactory to the Agent, (iii) immediately after such transaction, no Event of Default or payment Default exists and (iv) the U.S. Borrower shall have delivered to the Agent an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the Joinder Agreement and such supplements or other documents or instruments, if any, comply with this Agreement; provided, that the U.S. Borrower shall promptly notify the Agent of any such transaction and, if applicable, shall take all required actions either prior to or within 30 days following the consummation of such transaction (or such longer period as to which the Agent may consent) in order to preserve and protect the Liens on the Collateral owned by Holdings securing the Secured Obligations.

Upon compliance with the foregoing requirements, the Successor Holdings Guarantor will succeed to, and be substituted for, Holdings under Holdings’ Loan Guaranty and the other Loan

Documents and, except in the case of a lease transaction, the predecessor Holdings will be released from its obligations thereunder. Notwithstanding the foregoing, Holdings may merge into or transfer all or part of its properties and assets to a Restricted Subsidiary or the U.S. Borrower, and Holdings may merge with an Affiliate of the U.S. Borrower incorporated solely for the purpose of reincorporating Holdings in another state of the United States of America so long as the amount of Indebtedness of Holdings, the U.S. Borrower and the Restricted Subsidiaries is not increased thereby.

(d) No Foreign Borrower shall consolidate, amalgamate or merge with or into or wind up into (whether or not such Foreign Borrower is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless (A) a Borrower or a Subsidiary Guarantor shall expressly assume all the Obligations of such Foreign Borrower under this Agreement and the other Loan Documents pursuant to supplements to the Loan Documents or other documents or instruments in form reasonably satisfactory to the Agent, (B) all such Obligations (other than contingent obligations for unasserted claims) of such Foreign Borrower shall have been repaid and no Letters of Credit issued for the account of such Foreign Borrower shall be outstanding or (C) the following conditions shall be satisfied:

(i) such Foreign Borrower is the surviving corporation or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Foreign Borrower) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited partnership or other limited liability company organized or existing under the laws of the United States, the jurisdiction in which such Foreign Borrower is organized or incorporated, as the case may be (such Foreign Borrower or such Person, as the case may be, being herein called a “Successor Foreign Borrower”);

(ii) the Successor Foreign Borrower, if other than such Foreign Borrower, expressly assumes all the obligations of such Foreign Borrower under this Agreement pursuant to a supplement to this Agreement in form reasonably satisfactory to the Agent;

(iii) immediately after such transaction, no Event of Default exists;

(iv) the U.S. Borrower and each Loan Guarantor shall have by supplement to the Loan Documents confirmed that its guarantee of the Obligations shall apply to such Successor Foreign Borrower’s obligations under this Agreement; and

(v) the U.S. Borrower shall have delivered to the Agent an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplements to the Loan Documents, if any, comply with this Agreement and the other Loan Documents.

Upon compliance with the foregoing requirements, the Successor Foreign Borrower shall succeed to, and be substituted for, the applicable Foreign Borrower under this Agreement and, except in the case of a lease transaction, the applicable predecessor Foreign Borrower will be released from its obligations hereunder and thereunder. Notwithstanding the foregoing, any Foreign Borrower may transfer all or part of its properties and assets (other than through a merger or consolidation) to any Foreign Borrower, the U.S. Borrower or a Subsidiary Guarantor in compliance with Section 6.06 and Section 6.07.

(e) Notwithstanding the foregoing, the Merger shall be permitted without compliance with this Section 6.03.

(f) For purposes of this Section 6.03, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the U.S. Borrower or Holdings, as applicable, which properties and assets, if held by the U.S. Borrower or Holdings, as applicable, instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the U.S. Borrower and its Restricted Subsidiaries on a consolidated basis or Holdings and its Subsidiaries on a consolidated basis, as applicable (excluding from such determination any Person that is not a Restricted Subsidiary of the U.S. Borrower), shall be deemed to be the transfer of all or substantially all of the properties and assets of the U.S. Borrower or Holdings, as applicable, on a consolidated basis. However, transfers of assets between or among the U.S. Borrower and the Restricted Subsidiaries in compliance with Section 6.06 and Section 6.07 shall not be subject to this Section 6.03(f).

SECTION 6.04 Limitation on Restricted Payments. The U.S. Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly (x) declare or pay any dividend or make any distribution on account of the U.S. Borrower’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger, amalgamation or consolidation, other than (A) dividends or distributions by the U.S. Borrower payable in Equity Interests (other than Disqualified Stock) of the U.S. Borrower or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the U.S. Borrower or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities, (y) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the U.S. Borrower or any direct or indirect parent of the U.S. Borrower, including in connection with any merger or consolidation, or (z) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Specified Indebtedness (other than the purchase, repurchase or other acquisition of Specified Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) (all such payments and other actions set forth in clauses (x) through (z) above being collectively referred to as “Restricted Payments”), other than:

(i) Restricted Payments in an amount not to exceed the Applicable Amount; provided that at the time any such Restricted Payment is made and after giving pro forma effect to such Restricted Payment (x) no Default has occurred and is continuing and (y) the U.S. Borrower would be permitted to incur at least $1.00 of Indebtedness pursuant to Section 6.01(a);

(ii) the defeasance, redemption, repurchase or other acquisition or retirement of Specified Indebtedness of the U.S. Borrower or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness of such Person that is incurred in compliance with Section 6.01(b)(xv);

(iii) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests in any direct or indirect parent companies of the U.S. Borrower held by any future, present or former employee, director, manager or consultant (or their respective estates, Controlled Investment Affiliates or Immediate Family Members) of the U.S. Borrower, any of its Subsidiaries or any of its direct or indirect parent companies or any other entity in which the U.S. Borrower or a Restricted Subsidiary has an Investment and that is designated in good faith as an “affiliate by the Board of Directors of the U.S. Borrower (or the compensation committee thereof), in each case pursuant to any stockholders’ agreement, any management equity plan or stock incentive plan or any other management or employee benefit plan or agreement; provided that the aggregate Restricted Payments made under this clause (iii) do not exceed $40.0 million in the first fiscal year following the Closing Date (which amount shall be increased by $5.0 million each fiscal year thereafter and, if applicable, shall increase to $60.0 million subsequent to the consummation of an underwritten public Equity Offering by the U.S. Borrower or any direct or indirect parent entity of the U.S. Borrower) (with unused amounts in any fiscal year being carried over to succeeding fiscal years subject to a maximum (without giving effect to the following proviso) of $60.0 million in any fiscal year (which amount shall be increased to $100.0 million subsequent to the consummation of an underwritten public Equity Offering of any direct or indirect parent entity of the U.S. Borrower); provided, further, that such amount in any fiscal year may be increased by an amount not to exceed the (A) cash proceeds of key man life insurance policies received by the U.S. Borrower and the Restricted Subsidiaries after the Closing Date, plus (B) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the U.S. Borrower and, to the extent contributed to the U.S. Borrower, Equity Interest of any of the U.S. Borrower’s direct or indirect parent companies, in each case to members of management, directors, managers or consultants (or their respective estates, Controlled Investment Affiliates or Immediate Family Members), of the U.S. Borrower, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments in reliance on clause (i) of this Section 6.04 or the making of Investments in reliance on clause (q) of the definition of Permitted Investments, less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (iii); and provided, further, that cancellation of Indebtedness owing to the U.S. Borrower or any Restricted Subsidiary from members of management, directors, managers or consultants (or their respective estates, Controlled Investment Affiliates or Immediate Family Members), of the U.S. Borrower, any of its direct or indirect parent companies or any Restricted Subsidiary in connection with a repurchase of Equity Interests of any of the U.S. Borrower’s direct or indirect parent companies shall not be deemed to constitute a Restricted Payment for purposes of this Section 6.04 or any other provision of this Agreement;

(iv) Restricted Payments that are made with Excluded Contributions;

(v) the declaration and payment of dividends by the U.S. Borrower to, or the making of loans to, its direct or indirect parent company in amounts required for the U.S. Borrower’s direct or indirect parent companies to pay, in each case without duplication, (A) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence, (B) for any period in which the U.S. Borrower is a member of a group filing consolidated, combined or unitary income tax returns for which it is not the common parent, foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the U.S. Borrower and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, income taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the U.S. Borrower and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local income taxes for such fiscal year were the U.S. Borrower, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes as a stand alone group less any such taxes payable directly by the U.S. Borrower or its Restricted Subsidiaries; (C) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the U.S. Borrower to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the U.S. Borrower and the Restricted Subsidiaries, (D) general corporate overhead expenses of any direct or indirect parent company of the U.S. Borrower to the extent such expenses are attributable to the ownership or operation of the U.S. Borrower and its Restricted Subsidiaries, and (E) reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by such direct or indirect parent company of the U.S. Borrower;

(vi) any Restricted Payments made as part of the Transactions and the fees and expenses related thereto to the extent the aggregate amount thereof is disclosed as an expense in connection with the Transactions pursuant to the Information Memorandum;

(vii) distributions or payments of Receivables Fees and Business Securitization Fees;

(viii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the U.S. Borrower or any Equity Interests of any direct or indirect parent company of the U.S. Borrower, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the U.S. Borrower (other than any Disqualified Stock) or, to the extent the proceeds thereof have actually been contributed to the U.S. Borrower, Equity Interests of any direct or indirect parent company of the U.S. Borrower (“Refunding Capital Stock”);

(ix) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement;

(x) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xi) Restricted Payments made pursuant to agreements set forth on Schedule 6.04;

(xii) other Restricted Payments in an amount which, when taken together with all other Restricted Payments made pursuant to this clause (xii) and all Investments outstanding in reliance on clause (u) of the definition of “Permitted Investments,” does not exceed the greater of (x) $200.0 million and (y) 2.0% of Total Assets;

(xiii) the distribution, as a dividend or otherwise (and the declaration of such dividend), of Equity Interest of, or Indebtedness issued to the U.S. Borrower or a Restricted Subsidiary by, any Unrestricted Subsidiary (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(xiv) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the U.S Borrower or any Restricted Subsidiary issued in accordance with Section 6.01 to the extent such dividends are included in the definition of “Interest Charges”;

(xv) the declaration and payment of dividends (A) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the U.S. Borrower after the Closing Date, (B) to a direct or indirect parent company of the U.S. Borrower, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Closing Date, or (C) on Refunding Capital Stock that is Preferred Stock (provided that the amount of dividends paid pursuant to subclause (B) shall not exceed the aggregate amount of cash actually contributed to the U.S. Borrower from the sale of such Preferred Stock); provided that (x) all such dividends are included in “Interest Charges” and (y) in the case of each of (A), (B) and (C) of this clause (xv), that for the most recently ended four full fiscal quarters financial statements have been delivered pursuant to Section 5.01, after giving effect to such issuance or declaration on a pro forma basis, the U.S. Borrower and the Restricted Subsidiaries on a consolidated basis would have had an Interest Coverage Ratio of at least 2.00 to 1.00;

(xvi) the declaration and payment of dividends on the U.S. Borrower’s common stock following the first public offering of the U.S. Borrower’s common stock or the common stock of any of its direct or indirect parent companies after the Closing Date, of up to 6% per annum of the net proceeds received by or contributed to the U.S. Borrower in or from any such public offering, other than public offerings with respect to the U.S. Borrower’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(xvii) payments made or expected to be made by the U.S. Borrower or any Restricted Subsidiary in respect of withholding or similar Taxes payable by any future, present or former employee, director, manager or consultant (or their respective estates, Controlled Investment Affiliates or Immediate Family Members) and any repurchases of Equity Interests in consideration of such payments including deemed repurchases in connection with the exercise of stock options; and

(xviii) Restricted Payments in an amount equal to any reduction in taxes actually realized by the U.S. Borrower and its Restricted Subsidiaries in the form of refunds or credits or from deductions when applied to offset income or gain as a direct result of (i) transaction fees and expenses, (ii) commitment and other financing fees or (iii) severance, change in control and other compensation expense incurred in connection with the exercise, repurchase, rollover or payout of stock options or bonuses, in each case in connection with the Transactions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (i), (xii) and (xvi) of this Section 6.04, no Default shall have occurred and be continuing or would occur as a consequence thereof.

SECTION 6.05 Limitations on Transactions with Affiliates.

(a) The U.S. Borrower shall not, and shall not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the U.S. Borrower (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20.0 million, unless (i) such Affiliate Transaction is on terms that are not materially less favorable to the U.S. Borrower or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the U.S. Borrower or such Restricted Subsidiary with an unrelated Person and (ii) the U.S. Borrower delivers to the Agent with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a Board Resolution adopted by the majority of the members of the Board of Directors of the U.S. Borrower approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above.

(b) The limitations set forth in paragraph (a) of this Section 6.05 shall not apply to:

(i) transactions between or among the U.S. Borrower or any of the Restricted Subsidiaries;

(ii) Restricted Payments that are permitted by the provisions of Section 6.04 and Permitted Investments;

(iii) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, managers, employees or consultants of the U.S. Borrower, any of its direct or indirect parent companies or any Restricted Subsidiary;

(iv) payments by the U.S. Borrower or any Restricted Subsidiary to any of the Sponsors for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of the U.S. Borrower in good faith;

(v) transactions in which the U.S. Borrower or any Restricted Subsidiary, as the case may be, delivers to the Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the U.S. Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of paragraph (a) of this Section 6.05;

(vi)(A) payments and Indebtedness, Disqualified Stock and Preferred Stock (and cancellations of any thereof) of the U.S. Borrower and its Restricted Subsidiaries to any future, present or former employee, director, manager or consultant (or their respective estates, Controlled Investment Affiliates or Immediate Family Members) of the U.S. Borrower, any of its Subsidiaries or any of its direct or indirect parent companies or any other entity in which the U.S. Borrower or a Restricted Subsidiary has an Investment and that is designated in good faith as an “affiliate” by the Board of Directors of the U.S. Borrower (or the compensation committee thereof), in each case pursuant to any stockholders’ agreement, management equity plan or stock option plan or any other management or employee benefit, plan or agreement; and (B) any employment agreements, stock option plans and other compensatory arrangements (including, without limitation, the U.S. Borrower’s 2001 and 2005 Stock Unit Retirement Plans (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements) with any such employees, directors, managers or consultants (or their respective estates, Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the U.S. Borrower in good faith;

(vii) any agreement, instrument or arrangement as in effect as of the Closing Date and, to the extent entered into following September 29, 2006 and involving aggregate consideration in excess of $20.0 million, set forth on Schedule 6.05, or any amendment thereto (so long as any such amendment is not disadvantageous to the Lenders when taken as a whole in any material respect as compared to the applicable agreement as in effect on the Closing Date as reasonably determined in good faith by the U.S. Borrower);

(viii) the existence of, or the performance by the U.S. Borrower or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement or its equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date, and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the U.S. Borrower or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (viii) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement do not require payments by the U.S. Borrower or any Restricted Subsidiary that are materially in excess of those required pursuant to the terms of the original agreement in effect on the Closing Date as reasonably determined in good faith by the U.S. Borrower;

(ix) the Transactions and the payment of all fees and expenses related to the Transactions in the amounts disclosed in the Information Memorandum;

(x) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement that are fair to the U.S. Borrower and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management of the U.S. Borrower, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(xi) the issuance or transfer of Equity Interests (other than Disqualified Stock) of Holdings to any Permitted Holder or to any former, current or future director, manager, officer, employee or consultant (or their respective estates, Controlled Investment Affiliates or Immediate Family Members) of the U.S. Borrower, any of its Subsidiaries or any direct or indirect parent company thereof;

(xii)(x) sales of accounts receivable, payment intangibles and related assets or participations therein, in connection with any Receivables Facility and Standard Receivables Facility Undertakings and (y) sales of assets, or participations therein, in connection with any Business Securitization Facility and Standard Securitization Undertakings;

(xiii) investments by the Sponsors in securities of the U.S. Borrower or any of its Restricted Subsidiaries so long as (A) the investment is being offered generally to other investors on the same or more favorable terms and (B) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities; and

(xiv) payments to or from, and transactions with, any joint venture in the ordinary course of business.

SECTION 6.06 Dispositions. The U.S. Borrower shall not and shall not permit any Restricted Subsidiary to make any Disposition or enter into any agreement to make any Disposition, except:

(a) Dispositions of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business and Dispositions of property no longer used or useful in the conduct of the business of the U.S. Borrower and the Restricted Subsidiaries;

(b) Dispositions of inventory, goods held for sale and immaterial assets in the ordinary course of business;

(c) Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property;

(d) Dispositions of property to the U.S. Borrower or to a Restricted Subsidiary (including through the dissolution of any Restricted Subsidiary); provided that if the transferor of such property is a Subsidiary Guarantor or the U.S. Borrower and only to the extent that such property does not constitute cash or marketable securities (i) the transferee thereof must either be the U.S. Borrower or a Subsidiary Guarantor or (ii) to the extent such transaction constitutes an Investment, such transaction is permitted under Section 6.07;

(e) Dispositions permitted by Sections 6.03 and 6.04 and Liens permitted by Section 6.02;

(f) Dispositions of Cash Equivalents;

(g) Dispositions of accounts receivable in connection with the collection or compromise thereof or Dispositions of accounts receivable, payment intangibles and related assets in connection with any Receivables Facility permitted under Section 6.01(b)(i);

(h) leases, subleases, assignments, licenses or sublicenses, in each case in the ordinary course of business and which do not materially interfere with the business of Holdings, the U.S. Borrower and the Restricted Subsidiaries;

(i) transfers of property subject to Casualty Events upon receipt of the Net Cash Proceeds of such Casualty Event;

(j) Dispositions of property (other than any disposition of assets in connection with a securitization transaction) not otherwise permitted under this Section 6.06; provided that (i) at the time of such Disposition (other than any such Disposition made pursuant to a legally binding commitment entered into at a time when no Default exists), no Default shall exist or would result from such Disposition and (ii) with respect to any Disposition pursuant to this clause (j) with an aggregate fair market value in excess of $50.0 million, the U.S. Borrower or a Restricted Subsidiary shall receive not less than 75% of such consideration in the form of cash or Cash Equivalents (in each case, free and clear of all Liens at the time received, other than nonconsensual Liens permitted by Section 7.02); provided, however, that for the purposes of this clause (ii), (A) any liabilities (as shown on the most recent consolidated balance sheet of the U.S. Borrower provided hereunder or in the footnotes thereto) of the U.S. Borrower or such Restricted Subsidiary, other than with respect to Indebtedness that is not secured by the assets disposed of, that are assumed by the transferee with respect to the applicable Disposition and for which the U.S. Borrower and all of the Restricted Subsidiaries shall have been validly released by all applicable creditors, (B) any securities received by the U.S. Borrower or such Restricted Subsidiary from such transferee that are converted by the U.S. Borrower or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of the applicable Disposition and (C) any Designated Noncash Consideration received by the U.S. Borrower or such Restricted Subsidiary in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (C) that is at that time outstanding, not in excess of the greater of (x) $300.0 million and (y) 3% of Total Assets of the U.S. Borrower at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall in each case of clauses (A), (B) and (C) be deemed to be cash;

(k) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(l) to the extent allowable under Section 1031 of the Code (or comparable or successor provision), any exchange of like property (excluding any boot thereon permitted by such provision) for use in a Permitted Business;

(m) the unwinding of any Hedging Obligations;

(n) Dispositions in connection with Sale and Lease-Back Transactions permitted by Section 6.01(b)(xxi);

(o) Dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(p) any Disposition to the extent not involving property (when taken together with any related Disposition or series of Dispositions) with a fair market value in excess of $10.0 million; and

(q) Dispositions of assets, or participations therein, in connection with any Business Securitization Facility;

provided that any Disposition or series of related Dispositions of any property pursuant to this Section 6.06 with a fair market value in excess of $50.0 million (except for Dispositions from a Restricted Subsidiary to a Loan Party or from a Restricted Subsidiary that is not a Loan Party to another Restricted Subsidiary that is not a Loan Party), shall be for no less than the fair market value of such property at the time of such Disposition. To the extent any Collateral is Disposed of as expressly permitted by this Section 6.06 to any Person other than a Loan Party, such Collateral shall be sold free and clear of the Liens created by the Loan Documents, and the Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

SECTION 6.07 Limitation on Investments and Designation of Unrestricted Subsidiaries.

(a) The U.S. Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make any Investment other than Permitted Investments.

(b) The U.S. Borrower shall not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the U.S. Borrower and the Restricted Subsidiaries (except to the extent repaid) in the subsidiary so designated shall be deemed to be Investments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation shall be permitted only if an Investment by the U.S. Borrower and its Restricted Subsidiaries pursuant to the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary.”

SECTION 6.08 Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The U.S. Borrower shall not, and shall not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(i)(A) pay dividends or make any other distributions to the U.S. Borrower or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (B) pay any Indebtedness owed to the U.S. Borrower or any Restricted Subsidiary;

(ii) make loans or advances to the U.S. Borrower or any Restricted Subsidiary; or

(iii) sell, lease or transfer any of its properties or assets to the U.S. Borrower or any Restricted Subsidiary.

(b) The limitations set forth in clause (a) of this Section 6.08 shall not apply (in each case) to such encumbrances or restrictions existing under or by reason of:

(i) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to the Loan Documents and the related documentation (including Collateral Documents) and Hedging Obligations and the 2012 Notes;

(ii) the Senior Note Documents and the Senior Notes and the subsidiary guarantees of the Senior Notes issued thereunder;

(iii) purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations that impose restrictions of the nature described in clause (iii) of paragraph (a) of this Section 6.08 on the property so acquired;

(iv) applicable law or any applicable rule, regulation or order;

(v) any agreement or other instrument of a Person acquired by the U.S. Borrower or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(vi) contracts for the sale of assets, including customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;

(vii) Secured Indebtedness otherwise permitted to be incurred pursuant to Sections 6.01 and 6.02 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(viii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(ix) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred after the Closing Date pursuant to Section 6.01;

(x) customary provisions in joint venture agreements and other similar agreements;

(xi) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(xii) restrictions created in connection with any Receivables Facility; provided that, in the case of Receivables Facilities established after the Closing Date, such restrictions are necessary or advisable, in the good faith determination of the U.S. Borrower, to effect such Receivables Facility;

(xiii) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which the U.S. Borrower or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the U.S. Borrower or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the U.S. Borrower or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary; and

(xiv) encumbrances or restrictions contained in Indebtedness permitted to be incurred pursuant to Section 6.01(b)(xxii)(B) that apply only to the Person or assets acquired with the proceeds of such Indebtedness;

(xv) restrictions on a Business Securitization Subsidiary created in connection with any Business Securitization Facility; provided that such restrictions apply only to such Business Securitization Subsidiary and are otherwise necessary or advisable, in the good faith determination of the U.S. Borrower, to effect the transactions contemplated under such Business Securitization Facility; and

(xvi) any encumbrances or restrictions of the type referred to in clauses (i), (ii) and (iii) of paragraph (a) of this Section 6.08 imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xv) of this paragraph (b); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the U.S. Borrower, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; provided, further, that, with respect to contracts, instruments or obligations existing on the Closing Date, any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive with respect to such encumbrances and other restrictions than those contained in such contracts, instruments or obligations as in effect on the Closing Date.

SECTION 6.09 Amendments to Specified Indebtedness. Without the consent of the Required Lenders, the U.S. Borrower will not amend, modify or alter the documentation governing any Specified Indebtedness in any way to:

(a) increase the rate of or change the time for payment of interest on any Specified Indebtedness;

(b) advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Specified Indebtedness; or

(c) alter the redemption provisions or the price or terms at which the U.S. Borrower is required to offer to purchase any Specified Indebtedness in any manner adverse to the Lenders.

SECTION 6.10 Maximum Consolidated Secured Debt Ratio. For so long as the Revolving Commitment is outstanding, the U.S. Borrower shall maintain a Consolidated Secured Debt Ratio, as determined as of the last day of each fiscal quarter set forth below, of not more than the maximum ratio set forth below opposite such fiscal quarter:

Fiscal Quarter Ending	Maximum Secured Debt Ratio
March 31, 2007	5.875 to 1
June 30, 2007	5.875 to 1
September 30, 2007	5.875 to 1
December 31, 2007	5.875 to 1
March 31, 2008	5.875 to 1
June 30, 2008	5.75 to 1
September 30, 2008	5.75 to 1
December 31, 2008	5.50 to 1
March 31, 2009	5.50 to 1
June 30, 2009	5.25 to 1
September 30, 2009	5.25 to 1
December 31, 2009	5.25 to 1
March 31, 2010	5.25 to 1
June 30, 2010	5.00 to 1
September 30, 2010	5.00 to 1
December 31, 2010	5.00 to 1
March 31, 2011	5.00 to 1
June 30, 2011	4.75 to 1
September 30, 2011	4.75 to 1
December 31, 2011	4.75 to 1
March 31, 2012	4.75 to 1
June 30, 2012	4.50 to 1
September 30, 2012	4.50 to 1
December 31, 2012	4.50 to 1
March 31, 2013	4.50 to 1
June 30, 2013	4.25 to 1
September 30, 2013	4.25 to 1
December 31, 2013	4.25 to 1

SECTION 6.11 Capital Expenditures.

(a) For so long as the Revolving Commitment is outstanding, the U.S. Borrower will not make and will not permit any Restricted Subsidiary to make any Capital Expenditure except for Capital Expenditures not exceeding, in the aggregate for the U.S. Borrower and the Restricted Subsidiaries during each fiscal year set forth below, the amount set forth opposite such fiscal year:

Fiscal Year	Amount
(in millions)
2007	$475.0
2008	$490.0
2009	$505.0
2010	$520.0
2011	$535.0

Fiscal Year	Amount
(in millions)
2012	$550.0
2013	$565.0
2014	$580.0

; provided that for each Permitted Investment consummated in any fiscal year pursuant to clause (c) of the definition of “Permitted Investments,” the maximum amounts set forth above for such fiscal year and for every fiscal year thereafter shall be increased by an amount equal to 3.0% of the total revenues of the Acquired Entity or Business for such Permitted Investment for the last four full fiscal quarters preceding the date of consummation of such Permitted Investment as determined in financial statements for the Acquired Entity or Business prepared in accordance with the standards set forth in Section 5.01.

(b) Notwithstanding anything to the contrary contained in clause (a) above, (i) to the extent that the aggregate amount of Capital Expenditures made by the U.S. Borrower and the Restricted Subsidiaries in any fiscal year pursuant to Section 6.11(a) is less than the maximum amount of Capital Expenditures permitted by Section 6.11(a) with respect to such fiscal year (the “Permitted Capital Expenditure Amount”), the amount of such difference (the “Rollover Amount”) may be carried forward and used to make Capital Expenditures in the following succeeding fiscal year (with the amount of Capital Expenditures made in such succeeding fiscal year being applied first to the Rollover Amount), (ii) if Capital Expenditures made by the U.S. Borrower and the Restricted Subsidiaries during any fiscal year exceed the sum of (x) the Permitted Capital Expenditure Amount for such fiscal year plus (y) the Rollover Amount available in such fiscal year, if any, an amount equal to 50% of the Permitted Capital Expenditure Amount for the next succeeding fiscal year (each such amount, a “carry-back amount”) may be carried back to the immediately prior fiscal year and utilized to make such Capital Expenditures in such prior fiscal year (it being understood and agreed that (a) no carry-back amount may be carried back beyond the fiscal year immediately prior to the fiscal year of such Permitted Capital Expenditure Amount and (b) the portion of the carry-back amount actually utilized in any fiscal year shall be deducted from the Permitted Capital Expenditure Amount in the fiscal year from which it was carried back).

SECTION 6.12 Impairment of Security Interest. Subject to the rights of the holders of Permitted Liens and except as permitted by this Agreement or the Loan Documents, the U.S. Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission would reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Secured Parties.

SECTION 6.13 Business of U.S. Borrower and Restricted Subsidiaries. The U.S. Borrower and the Restricted Subsidiaries, taken as a whole, will not fundamentally and substantially alter the character of their business, taken as a whole, from the business conducted by the U.S. Borrower and the Restricted Subsidiaries, taken as a whole, on the Closing Date.

ARTICLE VII

EVENTS OF DEFAULT

SECTION 7.01 Events of Default. If any of the following events (“Events of Default”) shall occur:

(a) Non-Payment. Any Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within ten (10) Business Days after the same becomes due, any interest on any Loan or any other amount payable hereunder or with respect to any other Loan Document; or

(b) Specific Covenants. The U.S. Borrower fails to perform or observe any term, covenant or agreement contained in any of Sections 5.02(a) or 5.03 (solely with respect to Holdings and the Borrowers) or Article 6; provided that (i) any Event of Default under Section 6.10 is subject to cure as contemplated by Section 7.03 and (ii) any Event of Default under Section 6.10 or Section 6.11 shall not constitute an Event of Default with respect to any Term Loan Facility or the LC Facility until the earlier of (x) the date that is 30 days after the date such Event of Default arises with respect to the Revolving Facilities and (y) the date on which the Agent or the Revolving Lenders exercise any remedies with respect to the Revolving Facilities in accordance with Section 7.02; and provided, further, that any Event of Default under Section 6.10 or 6.11 may be waived, amended or otherwise modified from time to time by the Required Revolving Lenders pursuant to Section 9.02; or

(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 7.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after notice thereof by the Agent to the U.S. Borrower; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the U.S. Borrower or any other Loan Party herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

(e) Cross-Default. Any Loan Party or any Restricted Subsidiary (A) fails to make any payment beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Material Indebtedness, or (B) fails to observe or perform any other agreement or condition relating to any such Material Indebtedness, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Material Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Material Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; provided that this clause (e)(B) shall not apply to secured Material Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Material Indebtedness, if such sale or transfer is permitted hereunder; or

(f) Insolvency Proceedings, Etc. Holdings, any Borrower or any Significant Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, receiver-manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver, examiner or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver, examiner or similar officer is appointed without the application or consent of such Person and (except in the case of the U.K. Borrower) the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and (x) except in the case of the U.K. Borrower, continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding and (y) in the case of a winding up petition relating to a U.K. Borrower, continues undismissed or unstayed for fourteen (14) calendar days from the commencement; or

(g) Inability to Pay Debts; Attachment. (i) Holdings, any Borrower or any Significant Subsidiary becomes unable or admits in writing its inability or fails generally to pay its Material Indebtedness as it becomes due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of the Loan Parties, taken as a whole, and is not released, vacated or fully bonded within sixty (60) days after its issue or levy; or

(h) Judgments. There is entered against any Loan Party or any Restricted Subsidiary a final judgment or order for the payment of money in an aggregate amount exceeding $100.0 million (to the extent not covered by independent third-party insurance as to which the insurer has been notified of such judgment or order and has not denied coverage, it being understood for purposes of this Agreement that the issuance of reservation of rights letter will not be considered a denial of coverage) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive days; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Loan Party under Title IV of ERISA in an aggregate amount which could reasonably be expected to result in a Material Adverse Effect, or (ii) any Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount which could reasonably be expected to result in a Material Adverse Effect; or

(j) Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under Section 6.03 or 6.05) or as a result of acts or omissions by the Agent or any Lender or the Discharge of Obligations, ceases to be in full force and effect; or any Loan Party or Foreign Borrower contests in writing the validity or enforceability of any provision of any Loan Document; or any Loan Party or Foreign Borrower denies in writing that it has any or further liability or obligation under any Loan Document (other than as a result of the discharge of such Loan Party’s or Foreign Borrower’s obligations hereunder in accordance with the terms of this Agreement), or purports in writing to revoke or rescind any Loan Document; or

(k) Change of Control. There occurs any Change of Control; or

(l) Collateral Documents. (i) Any Collateral Document after delivery thereof pursuant to Section 4.01 or 5.11 shall for any reason (other than pursuant to the terms thereof including as a result of a transaction permitted under Section 6.03 or 6.05) cease to create a valid and perfected lien, with the priority required by the Collateral Documents, (or other security purported to be created on the applicable Collateral) on and security interest in any portion of the Collateral purported to be covered thereby, subject to Liens permitted under Section 6.02, except to the extent that any such loss of perfection or priority results from the failure of the Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents or to file UCC continuation statements and except as to Collateral consisting of real property to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage, or (ii) any of the Equity Interests of the U.S. Borrower

ceasing to be pledged pursuant to the Security Agreement free of Liens other than Liens created by the Security Agreement or any nonconsensual Liens arising solely by operation of law, in the case of clauses (i) and (ii), to the extent such Equity Interests or other Collateral have an aggregate fair market value in excess of $100.0 million; or

(m) Insolvency and Insolvency Proceedings for German Borrowers Without prejudice to the provisions of Sections 7.01(f) to 7.01(h) (each inclusive), any of the following occurs in respect of a German Borrower:

(i) it is or admits to be, unable to pay its debts as they fall due (Zahlungsunfähigkeit) within the meaning of section 17 of the German Insolvency Code (Insolvenzordung), or it suspends (aussetzen) making payments on all or a material part of its debts or it announces an intention to do so; or

(ii) it is over-indebted (Überschuldung) within the meaning of section 19 of the German Insolvency Code (Insolvenzordung); or

(iii) for any of the reasons set out in section 17 through 19 (inclusive) of the German Insolvency Code (Insolvenzordung), it files for insolvency in accordance with the German Insolvency Code (Amtrag auf Eröffnung eines Insolvenzverfahrens) or its directors are required by law to file for insolvency; or

(iv) a competent court takes any of the actions set out in section 21 of the German Insolvency Code (Insolvenzordung) or a competent court institutes or rejects (for reason of insufficiency of its funds to implement such proceedings) insolvency proceedings against it (Eröffnung des Insolvenzverfahrens).

SECTION 7.02 Remedies upon Event of Default. If any Event of Default occurs and is continuing, the Agent may and, at the request of the Required Lenders, shall take any or all of the following actions (it being understood that during any period during which an Event of Default under Section 6.10 or Section 6.11 exists solely with respect to the Revolving Facilities, the Agent may and at the request of the Required Revolving Lenders, shall take any of the actions described below solely as they relate to the Revolving Facilities):

(a) declare the commitment of each Lender to make Loans and any obligation of the Issuing Bank or LC Facility Issuing Bank to issue, amend or renew Letters of Credit to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers and require all outstanding Letters of Credit to be cash collateralized in accordance with Section 2.04(j); and

(c) exercise on behalf of itself, the Issuing Bank, the LC Facility Issuing Bank and the Lenders all rights and remedies available to it, the Issuing Bank, the LC Facility Issuing Bank and the Lenders under the Loan Documents or applicable law;

provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the U.S. Borrower under the Bankruptcy Code of the United States, the obligation of each Lender to make Loans and any obligation of the Issuing Bank or LC Facility Issuing Bank to issue, amend or renew

Letters of Credit shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Agent, the Issuing Bank, the LC Facility Issuing Bank or any Lender.

In connection with any acceleration of the Obligations as contemplated above, the Designated Obligations shall, automatically and with no further action required by the Agent, any Loan Party or any Lender, be converted into the Dollar Equivalent, determined as of the date of such acceleration (or, in the case of any LC Disbursements following the date of such acceleration, as of the date of drawing under the applicable Letter of Credit) and from and after such date all amounts accruing and owed to the Lenders in respect of such Designated Obligations shall accrue and be payable in Dollars at the rate otherwise applicable hereunder.

SECTION 7.03 Specified Equity Contributions. For purposes of determining compliance with Section 6.10, any cash equity contribution (other than in respect of Disqualified Stock of the U.S. Borrower), including Junior Capital, made to the U.S. Borrower or Holdings, as the case may be, on or prior to the day that is 10 days after the day on which financial statements are required to be delivered for a fiscal quarter will, at the request of the U.S. Borrower and provided that the proceeds thereof have been contributed or provided to the U.S. Borrower as (other than in the case of Junior Capital of the U.S. Borrower) cash common equity, be included in the calculation of EBITDA for the purposes of determining compliance with such financial covenant at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of EBITDA, a “Specified Equity Contribution”); provided that (a) in each four fiscal quarter period, there shall be a period of at least two fiscal quarters in respect of which no Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the U.S. Borrower to be in compliance with Section 6.10 and (c) all Specified Equity Contributions shall be disregarded for any purpose under any Loan Document other than determining compliance with Section 6.10. To the extent that a Specified Equity Contribution is made with proceeds from Indebtedness constituting Junior Capital and incurred by the U.S. Borrower, the proceeds of such Indebtedness will be used to prepay the Term Loans in accordance with Section 2.09.

If, after the making of the Specified Equity Contribution and the recalculations of EBITDA pursuant to the preceding paragraph, the U.S. Borrower shall then be in compliance with the requirements of Section 6.10, the U.S. Borrower shall be deemed to have satisfied the requirements of such covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable Event of Default that had occurred shall be deemed cured.

ARTICLE VIII

THE AGENT

Each of the Lenders hereby irrevocably appoints the Agent as its agent and authorizes the Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to the Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Loan Parties or any Subsidiary of a Loan Party or other Affiliate thereof as if it were not the Agent hereunder.

The Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Subsidiaries that is communicated to or obtained by the bank serving as Agent or any of its Affiliates in any capacity. The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Agent by the U.S. Borrower or a Lender, and the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Agent.

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Agent may consult with legal counsel (who may be counsel for the Loan Parties), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Each of the Lenders, the Issuers and the Loan Parties agree, that the Agent may, but shall not be obligated to, make the Approved Electronic Communications available to the Lenders, the Issuing Bank and the LC Facility Issuing Bank by posting such Approved Electronic Communications on IntraLinks™ or a substantially similar electronic platform chosen by the Agent to be its electronic transmission system (the “Approved Electronic Platform”).

Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Agent from time to time (including, as of the Closing Date, a dual firewall and a User ID/Password Authorization System) and the Approved Electronic Platform is secured through a single-user-per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the

Lenders, the Issuing Bank and the LC Facility Issuing Bank and the Loan Parties acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution. In consideration for the convenience and other benefits afforded by such distribution and for the other consideration provided hereunder, the receipt and sufficiency of which is hereby acknowledged, each of the Lenders, the Loan Parties and the Issuing Bank and the LC Facility Issuing Bank hereby approve distribution of the Approved Electronic Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

The Approved Electronic Communications and the Approved Electronic Platform are provided “as is” and “as available.” None of the Agent or any of its Affiliates or any of their respective officers, directors, employees, agents, advisors or representatives (the “Agent Affiliates”) warrant the accuracy, adequacy or completeness of the Approved Electronic Communications and the Approved Electronic Platform and each expressly disclaims liability for errors or omissions in the Approved Electronic Communications and the Approved Electronic Platform. No warranty of any kind, express, implied or statutory (including, without limitation, any warranty of merchantability, fitness for a particular purpose, noninfringement of third party rights or freedom from viruses or other code defects) is made by the Agent Affiliates in connection with the approved electronic communications or the approved electronic platform.

Each of the Lenders, the Issuing Bank, the LC Facility Issuing Bank, and the Loan Parties agrees that the Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Approved Electronic Communications on the Approved Electronic Platform in accordance with the Agent’s generally-applicable document retention procedures and policies.

Subject to the appointment and acceptance of a successor Agent as provided in this paragraph, the Agent may resign at any time by notifying the Lenders, the Issuing Bank, the LC Facility Issuing Bank and the U.S. Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent (not to be unreasonably withheld or delayed) of the U.S. Borrower, to appoint a successor; provided that, during the existence and continuation of an Event of Default, no consent of the U.S. Borrower shall be required. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, the Issuing Bank and the LC Facility Issuing Bank appoint a successor Agent which shall be a commercial bank or an Affiliate of any such commercial bank reasonably acceptable to the U.S. Borrower. Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Agent. Any such resignation by the Agent hereunder shall, unless otherwise consented to by such Agent, also constitute the resignation of such Agent (and its Affiliates) as a Swingline Lender hereunder (in which case the U.S. Borrower may appoint a replacement Swingline Lender reasonably acceptable to the new Agent).

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

The co-arrangers, joint bookrunners, co-syndication agents and the co-documentation agent shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such.

Each Lender authorizes and directs the Agent to, upon the request of the U.S. Borrower, enter into any Receivables Facility Intercreditor Agreement with any agent under any Receivables Facility of the U.S. Borrower or any of its Restricted Subsidiaries and each Lender agrees to be bound by the terms thereof that are applicable to it thereunder.

For the purpose of taking and ensuring the continuing validity of certain of the security under the Collateral Documents, each of the Loan Parties hereby agrees and covenants with the Agent by way of an abstract acknowledgement of debt (abstraktes Schuldanerkenntnis) that each of them shall pay to the Agent sums equal to, and in the currency of, any sums owing by it to a Secured Party (other than the Agent) under any Loan Document (the “Principal Domestic Obligations”) as and when the same fall due for payment under the relevant Loan Document (the “Parallel Domestic Obligations”).

Further all Foreign Borrowers and Foreign Guarantors (as defined in the Foreign Borrower Cross-Guarantee) hereby agree and covenant with the Agent by way of an abstract acknowledgement of debt (abstraktes Schuldanerkenntnis) that each of them shall pay to the Agent sums equal to, and in the currency of, any sums owing by it to a Secured Party (other than the Agent) under any Loan Document (the “Principal Foreign Obligations,” together with the “Principal Domestic Obligations” the “Principal Obligations”) as and when the same fall due for payment under the relevant Loan Document (the “Parallel Foreign Obligations,” and together with the Parallel Domestic Obligations, the “Parallel Obligations”).

Notwithstanding anything to the contrary in any Loan Document, the Agent shall have its own independent right to demand payment of the Parallel Obligations by the Loan Parties, Foreign Borrowers and Foreign Guarantors. The rights of the Secured Parties to receive payment of the Principal Obligations are several from the rights of the Agent to receive the Parallel Obligations; provided that the payment by a Loan Party, Foreign Borrower or Foreign Guarantor of its Parallel Obligations to the Agent in accordance with this paragraph and the immediately preceding paragraph shall be a good discharge of the corresponding Principal Obligations and the payment by a Loan Party, Foreign Borrower or Foreign Guarantor of its corresponding Principal Obligations in accordance with the Loan Documents shall be a good discharge of the relevant Parallel Obligations. In the event of a good discharge of the Principal Obligations the Agent shall not be entitled any more to demand payment of the corresponding Parallel Obligations and such Parallel Obligations shall cease to exist. This shall apply accordingly in the event of a good discharge of the Parallel Obligations to the corresponding Principal Obligations. Despite the foregoing, any payment under the Loan Documents shall be made to the Agent, unless expressly stated otherwise in the Secured Documents (save for this paragraph and the immediately preceding paragraph) or unless the Agent directs such payment to be made to the Agent.

In the case a Parallel Foreign Obligation corresponds to an obligation of a Foreign Guarantor incorporated in Germany as a limited liability company (Gesellschaft mit beschränkter Haftung) (a “German GmbH Guarantor”) or established in Germany as a limited partnership (Kommanditgesellschaft) with a limited liability company (Gesellschaft mit beschränkter Haftung) as general partner (a “German GmbH & Co. KG Guarantor” together with any German GmbH Guarantor hereinafter referred to as “German Guarantor”), the enforcement of such Parallel Foreign Obligation and indemnity granted pursuant to this Article VIII shall be limited in accordance with the provisions of Section 2 (f) and (g) of the Foreign Borrower Cross-Guarantee, applying such provisions mutatis mutandis to the relevant Parallel Foreign Obligation.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01 Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile, as follows:

if to any Loan Party or any Foreign Borrower, to it in care of the U.S. Borrower at:

ARAMARK Corporation

1101 Market Street

Philadelphia, PA 19107

Attention: Treasurer

Facsimile No: (215) 238-3284

with a copy to:

ARAMARK Corporation

1101 Market Street

Philadelphia, PA 19107

Attention: General Counsel

Facsimile No: (215) 413-8808

if to the Agent, to it at:

JPMorgan Chase Bank, N.A.

Investment Bank Loan Operations

1111 Fannin Street, 10th Floor

Houston, Texas 77002

Attention: John Ngo

Facsimile No: (713) 750-2956

E-Mail Address: john.ngo@jpmchase.com

with a copy to:

JPMorgan Chase Bank, N.A.

383 Madison Avenue

New York, New York 10179

Attention: Dawn Lee Lum

Facsimile No: (212) 270-2956

E-Mail Address: dawn.leelum@jpmchase.com

and a copy to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

Attention: Corey Wright

Fax No.: (212) 269-5420

E-Mail Address: cwright@cahill.com

if to the Issuing Bank for Revolving Letters of Credit, the LC Facility Issuing Bank, the U.S. Swingline Lender, the Canadian Swingline Lender, to it at:

JPMorgan Chase Bank, N.A.

Investment Bank Loan Operations

1111 Fannin Street, 10th Floor

Houston, Texas 77002

Attention: John Ngo

Facsimile No: (713) 750-2956

E-Mail Address: john.ngo@jpmchase.com

with a copy to:

JPMorgan Chase Bank, N.A.

383 Madison Avenue

New York, New York 10179

Attention: Dawn Lee Lum

Facsimile No: (212) 270-2956

E-Mail Address: dawn.leelum@jpmchase.com

if to the Agent with respect to Irish Revolving Loans, Irish Term Loans, German Revolving Loans, German Term Loans, U.K. Revolving Loans, U.K. Term Loans or Yen Term Loans, to it at:

JPMorgan Europe Limited

Agency Loans

125 London Wall, Fl 9

London, EC2Y 5AJ, UK

Attention: James Beard

Facsimile No: +44 (0) 207 777 2360

E-Mail Address: james.uk.beard@jpmorgan.com

with a copy to:

JPMorgan Chase Bank, N.A.

383 Madison Avenue

New York, New York 10179

Attention: Dawn Lee Lum

Facsimile No: (212) 270-2956

E-Mail Address: dawn.leelum@jpmchase.com

if to any other Lender, to it at its address or facsimile number set forth in its Administrative Questionnaire.

All such notices and other communications (i) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received or (ii) sent by facsimile shall be deemed to have been given when sent and when receipt has been confirmed by telephone, provided that if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and internet or intranet websites) pursuant to procedures approved by the Agent; provided that the foregoing shall not apply to notices pursuant to Section 2.08 or 2.09 or Compliance Certificates delivered pursuant to Section 5.01(c) unless otherwise agreed by the Agent and the applicable Lender. The Agent or the U.S. Borrower (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. All such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (b)(i) of any required notification that such notice or communication is available and identifying the website address therefor.

(c) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

SECTION 9.02 Waivers; Amendments.

(a) No failure or delay by the Agent, the Issuing Bank, the LC Facility Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent, the Issuing Bank, the LC Facility Issuing Bank and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, to the extent permitted by law, the making of a Loan, the funding of an LC Facility Deposit or issuing of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Agent, the Issuing Bank, the LC Facility Issuing Bank or any Lender may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or, (ii) in the case of any other Loan Document (other than any such amendment to effectuate any modification thereto expressly contemplated by the terms of such other Loan Documents), pursuant to an agreement or agreements in writing entered into by the Agent and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided that no such agreement shall (A) increase the Commitment of any Lender without the written consent of such Lender; it being understood that a waiver of any condition precedent set forth in Article IV or the waiver of any Default or mandatory prepayment shall not constitute an increase of any Commitment of any Lender, (B) reduce or forgive the principal amount of any Loan or reimbursement obligation hereunder with respect to LC Disbursements or reduce the rate of interest thereon, or reduce or forgive any interest or fees payable hereunder or change the currency in which any such amount is required to be paid, without the written consent of each Lender directly affected thereby, (C) extend the date of which the LC Facility Deposits are required to be returned to the LC Facility Lenders, (D) postpone any scheduled date of payment of the principal amount of any Loan, or any date for the payment of any interest, fees or other Obligations payable hereunder or the reimbursement of any LC Disbursement, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby; provided that only the consent of the Required Lenders shall be necessary to amend the provisions of Section 2.11(c) providing for the default rate of interest, or to waive any obligations of any Borrower to pay interest at such default rate, (E) change Section 2.16(a) or (b) in a manner that would alter the manner in which payments are shared, without the written consent of each Lender, (F) change any of the provisions of this Section or the definition of “Required Lenders” or “Required Class Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (G) release any material Loan Guarantor or the U.S. Borrower from its obligation under its Loan Guaranty (except as otherwise permitted herein or in the other Loan Documents), without the written consent of each Lender, or (H) except as provided in clauses (c) and (d) of this Section or in any Collateral Document, release all or substantially all of the Collateral, without the written consent of each Lender; provided, further, that no such agreement shall amend, modify or otherwise (x) affect the rights or duties of the Agent, Issuing Bank or LC Facility Issuing Bank hereunder without the prior written consent of the Agent, Issuing Bank or LC Facility Issuing Bank, as applicable or (y) make any change to the documents that by its terms affects the rights of any Class of Lenders to receive payments in any manner different than any other Class of Lenders without the written consent of the Required Class Lenders of such Class; and provided, further, that no amendment, modification, waiver of or consent with respect to any of the terms and provisions (and related definitions) of Sections 6.10 or 6.11 shall be effective without the written consent of the Required Revolving Lenders and any such amendment, supplement, modification or waiver shall be effective with the written consent of only the Required Revolving Lenders (or the Agent with the prior written consent thereof), on the one hand, and the Borrowers, on the other hand. Notwithstanding anything to the contrary contained herein, no amendment shall require any U.S. Revolving Lender to make Revolving Loans to a Borrower other than the U.S. Borrower without the consent of such U.S. Revolving Lender.

(c) The Lenders hereby irrevocably agree that the Liens granted to the Agent by the Loan Parties on any Collateral shall be automatically released (i) upon the Discharge of Obligations, (ii) upon the sale or other disposition of the property constituting such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person other than another Loan Party, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry), (iii) subject to paragraph (b) of this Section 9.02, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders, (iv) to the extent the property constituting such Collateral is owned by any Loan Guarantor, upon the release of such Loan Guarantor from its obligations under its Loan Guaranty in accordance with the provisions of this Agreement or (v) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Agent and the Lenders pursuant to the Collateral Documents; provided that the Agent may, in its discretion, release the Lien on Collateral valued in the aggregate not in excess of $5.0 million during each fiscal year without consent of any Lender. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral to the extent required under the provisions of the Loan Documents.

(d) Notwithstanding anything to the contrary contained in this Section 9.02, guarantees and related documents, if any, executed by Foreign Subsidiaries in connection with this Agreement may be in a form reasonably determined by the Agent and may be amended and waived with the consent of the Agent at the request of the U.S. Borrower without the need to obtain the consent of any other Lenders if such amendment or waiver is delivered in order (i) to comply with local law or advice of local counsel, (ii) to cure ambiguities or defects or (iii) to cause such guarantee or other document to be consistent with this Agreement and the other Loan Documents.

(e) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the U.S. Borrower may elect to replace a Non-Consenting Lender as a Lender party to this Agreement (or to replace such Non-Consenting Lender from the Class for which consent is being sought); provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the U.S. Borrower and the Agent, and, with respect to assignees that are Revolving Lenders, the Issuing Bank and, with respect to assignees that are LC Facility Lenders, the LC Facility Issuing Bank shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b)(ii) of Section 9.04, (ii) the replacement Lender shall grant its consent with respect to the applicable proposed amendment, waiver or consent and (iii) the applicable Borrower shall pay to such Non-Consenting Lender in same day funds on the day of such replacement all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by such Borrower hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Sections 2.14 and 2.15 (assuming that the Loans of such Non-Consenting Lender have been prepaid on such date rather than sold to the replacement Lender).

SECTION 9.03 Expenses; Indemnity; Damage Waiver.

(a) The U.S. Borrower shall pay (and, to the extent directly attributable to the facilities provided to any Foreign Borrower hereunder, each Foreign Borrower shall jointly and severally with the U.S. Borrower be obligated to pay) (i) all reasonable documented out-of-pocket expenses incurred by the Agent and its Affiliates, including the reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP, counsel for the Agent, in connection with the syndication and distribution (including, without limitation, via the internet or through a service such as Intralinks) of the credit facilities provided for herein and the preparation of the Loan Documents and related documentation, (ii) all reasonable documented out-of-pocket expenses incurred by the Agent and its Affiliates, including the reasonable fees, charges and disbursements of outside legal counsel to the Agent, in connection with any amendments, modifications or waivers of the provisions of any Loan Documents (whether or not the transactions contemplated thereby shall be consummated), (iii) all reasonable documented out-of-pocket expenses incurred by the Agent, the Issuing Bank, the LC Facility Issuing Bank or the Lenders, including the reasonable documented fees, charges and disbursements of any counsel for the Agent, the Issuing Bank and the LC Facility Issuing Bank and for one law firm retained by the Lenders (and such additional counsel as the Agent or any Lender or group of Lenders determines are necessary in light of actual or potential conflicts of interest or the availability of different claims of defenses), in connection with the enforcement, collection or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans and other extensions of credit made hereunder, including all such reasonable documented out-of-pocket expenses incurred during any workout, restructuring or related negotiations in respect of such Loans, and (iv) subject to any other provisions of this Agreement, of the Loan Documents or of any separate agreement entered into by the Borrowers and the Agent with respect thereto, all reasonable documented out-of-pocket expenses incurred by the Agent in the administration of the Loan Documents. Expenses reimbursable by the U.S. Borrower under this Section include, without limiting the generality of the foregoing, subject to any other applicable provision of any Loan Document, reasonable documented out-of-pocket costs and expenses incurred in connection with:

(i) lien and title searches and title insurance; and

(ii) taxes, fees and other charges for recording the Mortgages, filing financing statements and continuations, and other actions to perfect, protect, and continue the Agent’s Liens.

(b) The Borrowers shall indemnify the Agent, the Issuing Bank, the LC Facility Issuing Bank and each Lender, in their capacities as such, and each Related Party of any of the foregoing Persons (except for any Related Party that is an initial purchaser of the Senior Notes acting in its capacity as such) (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Environmental Liability related in any way to the U.S. Borrower or any of its Subsidiaries or to any property owned or operated by the U.S. Borrower or any of its Subsidiaries, or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto (and regardless of whether such matter is initiated by a third party or by any Borrower, any other Loan Party or any of their respective Affiliates); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c) To the extent that the Borrowers fail to pay any amount required to be paid by it to the Agent under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Agent such Lender’s Ratable Portion (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, penalty, liability or related expense, as the case may be, was incurred by or asserted against the Agent in its capacity as such.

(d) To the extent permitted by applicable law, no party to this Agreement shall assert, and each hereby waives, any claim against any other party hereto or any Related Party thereof, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan, any Letter of Credit or the use of the proceeds thereof.

(e) Other than to the extent required to be paid on the Closing Date, all amounts due under clauses (a) and (b) shall be payable by the applicable Borrower within ten (10) Business Days of receipt of an invoice relating thereto and setting forth such expenses in reasonable detail. All amounts due from the Lenders under clause (c) shall be paid promptly after written demand therefor.

SECTION 9.04 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as permitted by Section 6.03 or the definition of “Change of Control,” no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any such Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section (any attempted assignment or transfer not complying with the terms of this Section shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment, LC Facility Participation (including its rights in respect of its LC Facility Deposit as provided herein) or the Loans at the time owing to it) with the prior written consent (such consents not to be unreasonably withheld or delayed) of:

(A) the U.S. Borrower; provided that no consent of the U.S. Borrower shall be required for an assignment to another Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default specified in paragraphs (a), (f) or (g) of Section 7.01 has occurred and is continuing, any other Eligible Assignee and provided further that no consent of the U.S. Borrower shall be required for an assignment during the primary syndication of the Loans and LC Facility Participation to Persons identified by the Agent to the U.S. Borrower on or prior to the Closing Date and reasonably acceptable to the U.S. Borrower (as evidenced by a letter of the U.S. Borrower to the Agent); and

(B) the Agent (and, if a Revolving Commitment is being assigned, each Issuing Bank and the Swingline Lender, in each case, under the applicable Revolving Facility).

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to another Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment, LC Facility Participation or Loans, the amount of the Commitment or LC Facility Participation or the principal amount of Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent and determined on an aggregate basis in the event of concurrent assignments to Related Funds (as defined below)) (x) in the case of the Revolving Facility, shall not be less than $5.0 million and (y) in the case of a U.S. Term Loan, U.S. Term B Loan or LC Facility Participation, shall not be less than $1.0 million or an integral multiple of $1.0 million in excess thereof (in the case of U.S. Term Loans, U.S. Term B Loan and LC Facility Participations), £500,000 or an integral multiple of £500,000 in excess thereof (in the case of U.K. Term Loans), €1.0 million or an integral multiple of €500,000 in excess thereof (in the case of German Term Loans or Irish Term Loans) or ¥100.0 million or an integral multiple of ¥100.0 million in excess thereof, unless, in each case, each of the U.S. Borrower and the Agent otherwise consent; provided that no such consent of the U.S. Borrower shall be required if an Event of Default specified in paragraphs (a), (f) or (g) of Section 7.01 has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement (it being understood that non pro rata assignments of different Classes of Loans, LC Facility Participations and Commitments shall be permitted);

(C) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption via an electronic settlement system acceptable to the Agent (or, if previously agreed with the Agent, manually);

(D) the assignee, if it shall not be a Lender, shall, to the extent it is legally entitled to do so, deliver on or prior to the effective date of such assignment, to the Agent (1) an Administrative Questionnaire together with a processing and recordation fee of $3,500 (except such fee shall not be required for assignments in connection with the primary syndication of the Loans and LC Facility Participations and provided that the Agent may in its sole discretion elect to waive such fee) and (2) if applicable, an appropriate Internal Revenue Service form (such as Form W-8BEN or W-8ECI or any successor form adopted by the relevant United States taxing authority) as required by applicable law supporting such assignee’s position that no withholding by the U.S. Borrower or the Agent for United States income tax payable by such assignee in respect of amounts received by it with respect to a U.S. Revolving Loan or U.S. Term Loan hereunder is required; and

(E) if the proposed assignment relates to an assignment by a Lender of all or a portion of such Lender’s interest under the Canadian Revolving Facility, notice of such assignment shall have been given to the U.S. Borrower.

The term “Related Funds” shall mean with respect to any Lender that is an Approved Fund, any other Approved Fund that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15 and 9.03 with respect to facts and circumstances occurring on or prior to the effective date of such assignment). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, or principal amount of the Loans or LC Facility Participations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and each Borrower, the Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by any Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and tax certifications required by Section 9.04(b)(ii)(D)(2)(unless the assignee shall already be a Lender hereunder) and any written consent to such assignment required by paragraph (b) of this Section, the Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.02, 2.04, 2.16(c) or 9.03(c), the Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(vi) By executing and delivering an Assignment and Assumption, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Commitment, LC Facility Participation and the outstanding balances of its Loans, as applicable, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Assumption, (ii) except as set forth in (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of the U.S. Borrower or any Subsidiary or the performance or observance by the U.S. Borrower or any Subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (iii) such assignee represents and warrants that it is an Eligible Assignee, legally authorized to enter into such Assignment and Assumption; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 3.04(a) or delivered pursuant to Section 5.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption; (v) such assignee will independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Agent, by the terms hereof, together with such powers as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(c) (i) Any Lender may, without the consent of any Borrower, the Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment or LC Facility Participation or the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (C) each Borrower, the Agent, the Issuing Bank, the Facility Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (D) in the case of a participation with respect to the U.S. Revolving Loan or U.S. Term Loan, such Lender, acting solely for this purpose as a non-fiduciary agent of the U.S. Borrower, shall maintain a register on which it enters the name and address of each participant and the amount of each participant’s interest in the Commitments and/or Loans held by it (the “Participant Register”) and which entries in the Participant

Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such Loan or other obligation hereunder as the owner thereof for all purposes of this Agreement notwithstanding any notice to the contrary. Any such Participant Register shall be available for inspection by the Agent at any reasonable time and from time to time upon reasonable prior notice. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.14 and 2.15 (subject to the requirements and limitations of such Sections) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided such Participant agrees to be subject to Section 2.16(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.14 or 2.15 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the U.S. Borrower’s prior written consent. No Participant shall be entitled to the benefits of Section 2.15 unless it complies with Sections 2.15(h) and (i) as if it were a Lender.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank and including further, in the case of any Lender that is a Fund, any pledge or assignment of obligations owed, or securities issued, by such Lender including to any trustee for, or any other representative of, such holders and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by the Granting Lender to the Agent and the U.S. Borrower, the option to provide to a Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to a Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that (i) an SPC shall be entitled to the benefits of Sections 2.13, 2.14 and to 2.15 to the same extent as if it were a Lender, (ii) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of any Borrower under this Agreement (including its obligations under Section 2.14 or 2.15) unless the grant to the SPC was made with the applicable Borrower’s prior written consent, (iii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender) and (iv) the Granting Lender shall for all purposes including approval of any amendment, waiver or other modification of any provision of the Loan Documents, remain the Lender of record hereunder. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any state thereof. In addition, notwithstanding anything to the contrary contained in this Section 9.04, any SPC may (i) with notice to, but without the prior written consent of, any Borrower or the Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the U.S. Borrower and Agent) providing liquidity and/or credit support to or for the account of such SPC to support the funding or maintenance of Loans and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC. Any Lender who grants an option to an SPC to make a Loan to the U.S. Borrower shall, if such option is exercised, maintain a register similar to the Participant Register described in paragraph (c) of this section.

SECTION 9.05 Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.14, 2.15 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the Discharge of Obligations or the termination of this Agreement or any provision hereof.

SECTION 9.06 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and the Fee Letter and any separate letter agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article IV, this Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07 Severability. To the extent permitted by law, any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of any Borrower or any Loan Guarantor against any of and all the Secured Obligations held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured. The applicable Lender shall notify such Borrower and the Agent of such setoff or application; provided that any failure to give or any delay in giving such notice shall not affect the validity of any such setoff or application under this Section. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have. NOTWITHSTANDING THE FOREGOING, AT ANY TIME THAT ANY OF THE SECURED OBLIGATIONS SHALL BE SECURED BY REAL PROPERTY LOCATED IN CALIFORNIA, NO LENDER SHALL EXERCISE A RIGHT OF SETOFF, LENDER’S LIEN OR COUNTERCLAIM OR TAKE ANY COURT OR ADMINISTRATIVE ACTION OR INSTITUTE ANY PROCEEDING TO ENFORCE ANY PROVISION OF THIS AGREEMENT OR ANY LOAN DOCUMENT UNLESS IT IS TAKEN WITH THE CONSENT OF THE LENDERS REQUIRED BY SECTION 9.02 OF THIS AGREEMENT, IF SUCH SETOFF OR ACTION OR PROCEEDING WOULD OR MIGHT (PURSUANT TO SECTIONS 580a, 580b, 580d AND 726 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SECTION 2924 OF THE CALIFORNIA CIVIL CODE, IF APPLICABLE, OR OTHERWISE) AFFECT OR IMPAIR THE VALIDITY, PRIORITY, OR ENFORCEABILITY OF THE LIENS GRANTED TO THE AGENT PURSUANT TO THE COLLATERAL DOCUMENTS OR THE ENFORCEABILITY OF THE OBLIGATIONS HEREUNDER, AND ANY ATTEMPTED EXERCISE BY ANY LENDER OR ANY SUCH RIGHT WITHOUT OBTAINING SUCH CONSENT OF THE PARTIES AS REQUIRED ABOVE, SHALL BE NULL AND VOID. THIS PARAGRAPH SHALL BE SOLELY FOR THE BENEFIT OF EACH OF THE LENDERS.

SECTION 9.09 Governing Law; Jurisdiction; Consent to Service of Process.

(a) THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN ANY OTHER LOAN DOCUMENT) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

(b) Each Loan Party hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any U.S. Federal or New York State court sitting in the Borough of Manhattan, New York, New York in any action or proceeding arising out of or relating to any Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each of the Foreign Borrowers hereby irrevocably designates, appoints and empowers ARAMARK Corporation (the “Process Agent”), in the case of any suit, action or proceeding brought in the United States of America as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this Agreement or any other Loan Document. Such service may be made by mailing (by registered or certified mail, postage prepaid) or delivering a copy of such process to such Foreign Borrower in care of the Process Agent at the Process Agent’s above address, and each of the Foreign Borrowers hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, each of the Foreign Borrowers irrevocably consents to the service of any and all process in any such action or proceeding by the mailing (by registered or certified mail, postage prepaid) of copies of such process to the Process Agent or such Foreign Borrower at its address specified in Section 9.01.

(e) To the extent permitted by law, each party to this Agreement hereby irrevocably waives personal service of any and all process upon it and agrees that all such service of process may be made by registered mail (return receipt requested) directed to it at its address for notices as provided for in Section 9.01 or, in the case of any Foreign Borrower, as provided for in Section 9.09(d). Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(f) If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in Dollars, Canadian Dollars, Euros, Sterling or Yen into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent could purchase Dollars, Canadian Dollars, Euros, Sterling or Yen, as the case may be, with such other currency at the spot rate of exchange quoted by the Agent at 11:00 a.m. (New York City time) on the Business Day preceding that on which final judgment is given, for the purchase of Dollars, Canadian Dollars, Euros, Sterling or Yen, as the case may be, for delivery two Business Days thereafter. The obligation of each Borrower in respect of any such sum due from it to the Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Agent of any sum adjudged to be so due in the Judgment Currency, the Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Agent in the Agreement Currency, each Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or the Person to whom such obligation was owing against such loss.

SECTION 9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12 Confidentiality. The Agent and each Lender agrees (and each Lender agrees to cause its SPC, if any) to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory, governmental or administrative authority, (c) to the extent required by law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially similar to or consistent with those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, including, without limitation, any SPC, (ii) any pledgee referred to in Section 9.04(d) or (iii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Loan Parties and their obligations, (g) with the consent of the U.S. Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Agent or any Lender on a nonconfidential basis from a source other than any Borrower. For the purposes of this Section, “Information” means all information received from any Loan Party or any Foreign Borrower relating to the Loan Parties, the Subsidiaries or their respective businesses, the Sponsors or the Transactions other than any such information that is available to the Agent or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any of the Subsidiaries or that becomes publicly available other than as a result of a breach by such Agent or Lender of its obligations hereunder. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised substantially the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 9.13 Several Obligations; Nonreliance; Violation of Law. The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Each Lender hereby represents that (a) it is not relying on or looking to any Margin Stock for the repayment of the Borrowings and other credit extensions provided for herein and acknowledges that the Collateral shall not include any Margin Stock and (b) it is not and will not become a “creditor” as defined in Regulation T or a “foreign branch of a broker-dealer” within the meaning of Regulation X. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to any Borrower in violation of any Requirement of Law.

SECTION 9.14 USA PATRIOT Act. Each Lender that is subject to the requirements of the USA PATRIOT Act or the Proceeds of Crime (Money Laundering and Terrorist Financing Act (Canada) hereby notifies each Borrower that pursuant to the requirements of such Act or Acts, it is required to obtain, verify and record information that identifies each Borrower, which information includes the name and address of each Borrower and other information that will allow such Lender to identify each Borrower in accordance with such Acts.

SECTION 9.15 Disclosure. Each Loan Party and each Lender hereby acknowledges and agrees that the Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with any of the Loan Parties and their respective Affiliates. In addition, each Loan Party and each Lender hereby acknowledges that Affiliates of the Joint Lead Arrangers, Agent and certain of the Lenders will be initial purchasers of the Senior Notes.

SECTION 9.16 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

ARTICLE X

LOAN GUARANTY

SECTION 10.01 Guaranty.

(a) Each Loan Guarantor hereby agrees that it is jointly and severally liable for, and, as primary obligor and not merely as surety, and absolutely and unconditionally guarantees to the Lenders the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations (collectively the “Guaranteed Obligations”). Each Loan Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal.

(b) The U.S. Borrower hereby agrees that it is jointly and severally liable for, and, as primary obligor and not merely as surety, and absolutely and unconditionally guarantees to the Lenders the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations (other than Secured Obligations that are expressly the obligations of the U.S. Borrower pursuant to the terms of any Loan Document, Hedge Agreement or Cash Management Agreement, which Secured Obligations shall continue to be the primary obligations of the U.S. Borrower) (collectively the “U.S. Borrower Guaranteed Obligations”). The U.S. Borrower further agrees that the U.S. Borrower Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal. The provisions of this Article X (other than Section 10.12) shall apply equally to the U.S. Borrower as guarantor of the U.S. Borrower Guaranteed Obligations as to the Loan Guarantors as guarantors of the Guaranteed Obligations.

SECTION 10.02 Guaranty of Payment. This Loan Guaranty is a guaranty of payment and not of collection. Each Loan Guarantor waives any right to require the Agent or any Lender to sue any Borrower, any Loan Guarantor, any other guarantor, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

SECTION 10.03 No Discharge or Diminishment of Loan Guaranty.

(a) Except as otherwise provided for herein, the obligations of each Loan Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full in cash of the Guaranteed Obligations), including (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of any Borrower or any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Loan Guarantor may have at any time against any Obligated Party, the Agent, any Lender, or any other Person, whether in connection herewith or in any unrelated transactions.

(b) The obligations of each Loan Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c) Further, the obligations of any Loan Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of the Agent or any Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of any Borrower for all or any part of the Guaranteed Obligations or any obligations of any other guarantor of or other Person liable for any of the Guaranteed Obligations; (iv) any action or failure to act by the Agent or any Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Loan Guarantor or that would otherwise operate as a discharge of any Loan Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of the Guaranteed Obligations).

SECTION 10.04 Defenses Waived. To the fullest extent permitted by applicable law, each Loan Guarantor hereby waives any defense based on or arising out of any defense of any Borrower or any Loan Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of any Borrower or any Loan Guarantor, other than the indefeasible payment in full in cash of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Loan Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party, or any other Person. The Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Loan Guarantor under this Loan Guaranty except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash. To the fullest extent permitted by applicable law, each Loan Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Loan Guarantor against any Obligated Party or any security.

SECTION 10.05 Rights of Subrogation. No Loan Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Obligated Party, or any collateral, until the Loan Parties and the Loan Guarantors have fully performed all their obligations to the Agent and the Lenders.

SECTION 10.06 Reinstatement; Stay of Acceleration. If at any time any payment of any portion of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of any Borrower or otherwise, each Loan Guarantor’s obligations under this Loan Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of any Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Loan Guarantors forthwith on demand by the Lender.

SECTION 10.07 Information. Each Loan Guarantor assumes all responsibility for being and keeping itself informed of each Borrower’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Loan Guarantor assumes and incurs under this Loan Guaranty, and agrees that neither the Agent nor any Lender shall have any duty to advise any Loan Guarantor of information known to it regarding those circumstances or risks.

SECTION 10.08 Taxes. All payments of the Guaranteed Obligations will be made by each Loan Guarantor free and clear of and without deduction or withholding for or on account of any Indemnified Taxes or Other Taxes unless such deduction or withholding is required by law; provided that if any Loan Guarantor shall be required by law to deduct or withhold any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all such required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) such Loan Guarantor shall make such deductions or withholdings and (iii) such Loan Guarantor shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law (and as soon as practicable after having done so, shall deliver to the Agent the original or certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment).

SECTION 10.09 Maximum Liability. The provisions of this Loan Guaranty are severable, and in any action or proceeding involving any state corporate law, or any state, Federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Loan Guarantor under this Loan Guaranty would otherwise be held or determined to be avoidable, invalid or unenforceable on account of the amount of such Loan Guarantor’s liability under this Loan Guaranty, then, notwithstanding any other provision of this Loan Guaranty to the contrary, the amount of such liability shall, without any further action by the Loan Guarantors or the Lenders, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding (such highest amount determined hereunder being the relevant Loan Guarantor’s “Maximum Liability”). This Section with respect to the Maximum Liability of each Loan Guarantor is intended solely to preserve the rights of the Lenders to the maximum extent not subject to avoidance under applicable law, and no Loan Guarantor nor any other Person or entity shall have any right or claim under this Section with respect to such Maximum Liability, except to the extent necessary so that the obligations of any Loan Guarantor hereunder shall not be rendered voidable under applicable law. Each Loan Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Loan Guarantor without impairing this Loan Guaranty or affecting the rights and remedies of the Lenders hereunder; provided that nothing in this sentence shall be construed to increase any Loan Guarantor’s obligations hereunder beyond its Maximum Liability.

SECTION 10.10 Contribution. In the event any Loan Guarantor (a “Paying Guarantor”) shall make any payment or payments under this Loan Guaranty or shall suffer any loss as a result of any realization upon any collateral granted by it to secure its obligations under this Loan Guaranty, each other Loan Guarantor (each a “Non-Paying Guarantor”) shall contribute to such Paying Guarantor an amount equal to such Non-Paying Guarantor’s “Guarantor Percentage” of such payment or payments made, or losses suffered, by such Paying Guarantor. For purposes of this Article X, each Non-Paying Guarantor’s “Guarantor Percentage” with respect to any such payment or loss by a Paying Guarantor shall be determined as of the date on which such payment or loss was made by reference to the ratio of (i) such Non-Paying Guarantor’s Maximum Liability as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder) or, if such Non-Paying Guarantor’s Maximum Liability has not been determined, the aggregate amount of all monies received by such Non-Paying Guarantor from any Borrower after the Closing Date (whether by loan, capital infusion or by other means) to (ii) the aggregate Maximum Liability of all Loan Guarantors hereunder (including such Paying Guarantor) as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder), or to the extent that a Maximum Liability has not been determined for any Loan Guarantor, the aggregate amount of all monies received by such Loan Guarantors from any Borrower after the Closing Date (whether by loan, capital infusion or by other means). Nothing in this provision shall affect any Loan Guarantor’s several liability for the entire amount of the Guaranteed Obligations (up to such Loan Guarantor’s Maximum Liability). Each of the Loan Guarantors covenants and agrees that its right to receive any contribution under this Loan Guaranty from a Non-Paying Guarantor shall be subordinate and junior in right of payment to the payment in full in cash of the Guaranteed Obligations. This provision is for the benefit of both the Agent, the Lenders and the Loan Guarantors and may be enforced by any one, or more, or all of them in accordance with the terms hereof.

SECTION 10.11 Liability Cumulative. The liability of each Loan Party as a Loan Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Loan Party to the Agent and the Lenders under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any obligations or liabilities of the other Loan Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

SECTION 10.12 Release of Loan Guarantors. Notwithstanding anything in Section 9.02(b) to the contrary (i) a Subsidiary Guarantor shall automatically be released from its obligations hereunder and its Loan Guaranty shall be automatically released upon the consummation of any transaction permitted hereunder as a result of which such Subsidiary Guarantor ceases to be a Domestic Subsidiary of the U.S. Borrower and (ii) so long as no Event of Default has occurred and is continuing (A) if a Loan Guarantor is or becomes an Immaterial Subsidiary, and such release would not result in any Immaterial Subsidiary being required pursuant to Section 5.11(e) to become a Loan Party hereunder (except to the extent that on and as of the date of such release, one or more other Immaterial Subsidiaries become Loan Guarantors hereunder and the provisions of Section 5.11(e) are satisfied upon giving effect to all such additions and releases), (B) a Restricted Subsidiary is designated as an Unrestricted Subsidiary in accordance with Section 6.07 or (C) a Restricted Subsidiary is designated as a Receivables Subsidiary in connection with a Receivables Facility otherwise permitted hereunder or a Business Securitization Subsidiary in connection with a Business Securitization Facility otherwise permitted hereunder, in each case if such Restricted Subsidiary owns no assets or engages in no activities other than such assets or activities which are the subject of such Receivables Facility or Business Securitization Facility, as applicable, then in the case of each of clauses (A), (B) and (C), such Subsidiary Guarantor shall be automatically released from its obligations hereunder and its Loan Guaranty shall be automatically released upon notification thereof from the U.S. Borrower to the Agent. In connection with any such release, the Agent shall execute and deliver to any Subsidiary Guarantor, at such Subsidiary Guarantor’s expense, all documents that such Subsidiary Guarantor shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to the preceding sentence of this Section 10.12 shall be without recourse to or warranty by the Agent.